As filed with the Securities and Exchange Commission on February 1, 2023

Registration No. 333-269238

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NEXTRACKER INC.

(Exact name of registrant as specified in its charter)

Delaware	3990	36-5047383
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

6200 Paseo Padre Parkway

Fremont, California 94555

(510) 270-2500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Léah Schlesinger, Esq.

General Counsel

Nextracker Inc.

6200 Paseo Padre Parkway

Fremont, California 94555

(510) 270-2500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Heather Childress, Esq. Senior Vice President, Deputy General Counsel Flex Ltd. 2 Changi South Lane Singapore 486123 (65) 6876 9899	Sharon R. Flanagan, Esq. Samir A. Gandhi, Esq. Lindsey A. Smith, Esq. Helen Theung, Esq. Sidley Austin LLP 1001 Page Mill Road, Building 1 Palo Alto, California 94304 (650) 565-7000	Robert G. Day, Esq. Melissa S. Rick, Esq. Wilson Sonsini Goodrich & Rosati, Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.   ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Explanatory note

Nextracker Inc., the registrant whose name appears on the cover of this registration statement, is a private company incorporated under the laws of the State of Delaware (“Nextracker Inc.”). Prior to this offering and the completion of the Transactions (as described in “Our organizational structure” in the prospectus included as part of this registration statement), Nextracker Inc. had no operations and all of the business operations of Nextracker Inc. were conducted through the legacy solar tracker business of Flex Ltd. (“Flex”), including Nextracker LLC (the “LLC”), which was initially formed in 2013 as a Delaware corporation under the name NEXTracker Inc. and in 2022 was converted into a Delaware limited liability company. On February 1, 2022, Flex sold Series A Preferred Units of the LLC (the “LLC Preferred Units”) representing a 16.7% limited liability company interest of the LLC to TPG Rise Flash, L.P. (“TPG”), resulting in TPG holding all of the outstanding LLC Preferred Units and subsidiaries of Flex holding all of the outstanding common units of the LLC (the “LLC Common Units” and together with the LLC Preferred Units, the “LLC Units”). Immediately prior to the consummation of the Transactions, all of the LLC Preferred Units will be automatically converted into a certain number of LLC Common Units (the “Automatic Conversion”) and TPG will purchase from Nextracker Inc. for cash consideration a number of shares of Nextracker Inc. Class B common stock equal to the number of LLC Common Units received by TPG in the Automatic Conversion. The LLC Common Units are exchangeable into shares of Nextracker Inc. Class A common stock (or cash) and upon such exchange, a corresponding number of such holder’s Class B common stock will be cancelled. Notwithstanding the foregoing, as permitted under and in accordance with the second amended and restated limited liability company agreement of Nextracker LLC in effect prior to this offering, TPG has exercised its right to have certain blocker corporations affiliated with TPG merge with a separate direct, wholly-owned subsidiary of Nextracker Inc., with the blocker corporations surviving each such merger, in a transaction intended to qualify as a tax-free transaction, with the investors in each such blocker corporation being entitled to a number of shares of Nextracker Inc. Class A common stock with a value based on the LLC Preferred Units held by such blocker corporation. As a result of the Transactions, which will be effected upon the completion of this offering, Nextracker Inc. will be (a) a holding company, with its principal asset consisting of limited liability company interests of the LLC and (b) the managing member of the LLC and will operate and control all of the business and affairs of the LLC and its subsidiaries. Except as otherwise disclosed in the prospectus included in this registration statement, the historical combined financial statements and summary and selected historical combined financial data and other financial information included in this registration statement are those of the legacy solar tracker business of Flex, including the LLC (formerly known as NEXTracker Inc.) and its subsidiaries, and do not give effect to the Transactions.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

Subject to completion, dated February 1, 2023

Prospectus

23,255,814 Shares

Class A common stock

This is an initial public offering of shares of Class A common stock of Nextracker Inc. We are offering 23,255,814 shares of our Class A common stock. Prior to this offering, there has been no public market for our Class A common stock. We currently expect the initial public offering price of the Class A common stock being offered to be between $20.00 and $23.00 per share. We have applied to list the Class A common stock on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “NXT.”

We will use all of the net proceeds from this offering to purchase 23,255,814 LLC Common Units (as defined herein) from a subsidiary of Flex Ltd. (or 26,744,186 LLC Common Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock) at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discount. We will not retain any of the net proceeds of this offering.

Following the completion of this offering, we will have two classes of authorized and outstanding common stock. Each share of our Class A common stock and Class B common stock entitles its holder to one vote on all matters presented to our stockholders generally. We are offering 23,255,814 shares of our Class A common stock, which immediately after this offering will represent in the aggregate 16.01% of our total outstanding shares of common stock (or 18.41% of our total outstanding shares of common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Immediately after this offering, Flex Ltd., our parent company, will own, indirectly through one or more subsidiaries, 90.76% of the outstanding shares of our Class B common stock, representing 65.96% of our total outstanding shares of common stock (or 63.56% of our total outstanding shares of common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and, so long as it owns a controlling interest in our common stock, it will be able to control any action requiring the general approval of our stockholders, including the election and removal of directors, any amendments to our certificate of incorporation and the approval of any merger or sale of all or substantially all of our assets. Accordingly, we will be a “controlled company” within the meaning of the corporate governance rules of Nasdaq. See “Risk factors—Risks related to the Transactions and our relationship with Flex,” “Management—controlled company exemption” and “Principal stockholders.”

We will be a holding company and, upon the completion of this offering, our principal asset will consist of LLC Common Units that we acquire from a subsidiary of Flex Ltd. with the proceeds from this offering and common units issued to us in connection with the merger of certain blocker corporations, representing 26.75% of the total economic interest in the LLC (as defined herein) (or 29.17% if the underwriters exercise in full their option to purchase additional shares of Class A common stock). The remaining economic interest in the LLC will be owned by subsidiaries of Flex Ltd. and TPG Rise Flash, L.P. through their ownership of LLC Common Units.

Upon the completion of this offering, we will be the managing member of the LLC. We will operate and control all of the business and affairs of the LLC and its direct and indirect subsidiaries and will conduct our business through the LLC and its direct and indirect subsidiaries.

Certain funds and accounts managed by subsidiaries of BlackRock, Inc. and by Norges Bank Investment Management, a division of Norges Bank, have, severally and not jointly, indicated an interest in purchasing up to an aggregate of $100 million collectively in shares of our Class A common stock in this offering at the initial public offering price and on the same terms and conditions as the other purchasers in this offering. Because these indications of interest are not binding agreements or commitments to purchase, such purchasers could determine to purchase more, fewer or no shares in this offering or the underwriters could determine to sell more, fewer or no shares to such purchasers. The underwriters will receive the same discount on any of our shares of Class A common stock purchased by certain funds and accounts managed by subsidiaries of BlackRock, Inc. and by Norges Bank Investment Management, a division of Norges Bank, as they will from any other shares of Class A common stock sold to the public in this offering.

	Per Share	Total

Initial public offering price	$	$

Underwriting discount(1)	$	$

Proceeds to Nextracker Inc., before expenses	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days to purchase up to an additional 3,488,372 shares of Class A common stock.

Investing in our Class A common stock involves a high degree of risk. See “Risk factors” beginning on page 33.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about                    , 2023.

J.P. Morgan	BofA Securities

Citigroup	Barclays

Truist Securities	HSBC	BNP PARIBAS
Mizuho	Scotiabank	KeyBanc Capital Markets

SMBC Nikko	BTIG	UniCredit	Roth Capital Partners	Craig-Hallum

                        , 2023

Our mission is to be the world’s leading energy solutions company by enabling the most intelligent, reliable, and productive solar power. Photo credit: Flex

$1.5 Billion ANNUAL REVENUE (FY 2022) Global Leader FOR 7 CONSECUTIVE YEARS IN THE SOLAR INDUSTRY (2015-2021) Based on GW Shipped Globally ~70 GW OF TRACKER SYSTEMS SHIPPED (AS OF 9/30/2022) 15 GW DELIVERED IN FY 2022 200+ ACTIVE CUSTOMERS 30+ COUNTRIES WITH ACTIVE CUSTOMERS

i

About this prospectus

As used in this prospectus, unless the context otherwise indicates, any reference to “Nextracker,” “our Company,” “the Company,” “us,” “we” and “our” refers, prior to the completion of the Transactions (as defined herein), including this offering, to Nextracker LLC, a Delaware limited liability company (the “LLC”) (formerly known as NEXTracker Inc.), together with its consolidated subsidiaries and with the operations that comprise the legacy solar tracker business of Flex, and after the completion of the Transactions, including this offering, refers to Nextracker Inc., a Delaware corporation and the issuer of the shares of Class A common stock offered hereby (“Nextracker Inc.”), together with its consolidated subsidiaries including the LLC and the operations that comprise the legacy solar tracker business of Flex. References in this prospectus to “Flex” or “Parent” refer to Flex Ltd., a Singapore incorporated public company limited by shares and having a registration no. 199002645H, and its consolidated subsidiaries, unless the context otherwise indicates.

Neither we nor the underwriters have authorized anyone to provide you with any information or to make any representations other than that contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters take any responsibility for, and provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus outside the United States.

Unless otherwise indicated, the information presented in this prospectus:

•	gives effect to the completion of the Transactions as described under the section entitled “Our organizational structure;”

•	gives effect to a 1 for 2.1 reverse unit split with respect to the units issued by the LLC, which became effective on January 30, 2023;

•

assumes an initial public offering price of $21.50 per share of our Class A common stock, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus;

•

when stating the percentages of shares outstanding of our total common stock exclude 11,699,670 of the 12,857,143 shares of our Class A common stock that will be reserved for issuance under the Second Amended and Restated 2022 Nextracker Inc. Equity Incentive Plan (our “Equity Incentive Plan” or “LTIP”), which will be available for issuance upon the effectiveness of the registration statement of which this prospectus forms a part and include 1,157,473 shares of Class A common stock issuable upon vesting of restricted stock units (“RSU”) which partly vest upon the completion of this offering, and then from April 2023 to April 2024; and

•	assumes the underwriters’ option to purchase additional shares of Class A common stock will not be exercised.

ii

Basis of presentation

Except as otherwise disclosed in this prospectus, the historical combined financial statements and summary and selected historical combined financial data and other financial information included elsewhere in this prospectus are those of the LLC (formerly known as NEXTracker Inc.), together with its consolidated subsidiaries, and includes the operations that comprise the legacy solar tracker business of Flex, and have been prepared in U.S. dollars in accordance with accounting principles generally accepted in the United States (“GAAP”), except for the presentation of Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Adjusted EBITDA margin, and Adjusted free cash flow, each of which is a non-GAAP financial measure. This historical financial information does not give effect to the Transactions or this offering, other than pro forma earnings per share.

The unaudited pro forma financial information of Nextracker Inc. presented in this prospectus has been derived from the application of pro forma adjustments to the historical combined financial statements of the legacy solar tracker business of Flex, including the LLC (formerly known as NEXTracker Inc.) and its subsidiaries included elsewhere in this prospectus. These pro forma adjustments give effect to the Transactions as described in “Our organizational structure,” including the completion of this offering, as if all such transactions had occurred on April 1, 2021, which was the first day of fiscal year 2022, in the case of the unaudited pro forma condensed combined statement of operations and comprehensive income (loss) data, and as if all such transactions had occurred on September 30, 2022 in the case of the unaudited pro forma condensed combined balance sheet data. See the section entitled “Unaudited pro forma condensed combined financial statements” for a complete description of the adjustments and assumptions underlying the pro forma financial information included in this prospectus.

Our fiscal year ends on March 31 of each year and references in this prospectus to a fiscal year means the year in which that fiscal year ends. Accordingly, references in this prospectus to “fiscal year 2020,” “fiscal year 2021” and “fiscal year 2022” refer to the fiscal year ended March 31, 2020, March 31, 2021 and March 31, 2022, respectively, and references to a “year” made in connection with our financial information or operating results are to the fiscal year ended March 31, unless otherwise stated. The second quarter for fiscal years 2023 and 2022 ended on September 30, 2022 and October 1, 2021, respectively, which respective periods were each comprised of 91 days. The third quarter for fiscal years 2023 and 2022 ended on December 31, 2022 and December 31, 2021, respectively, which respective periods were each comprised of 91 days.

Trademarks

The name and mark, Nextracker, and other trademarks, trade names and service marks of Nextracker appearing in this prospectus are the property of Nextracker. The name and mark, Flex, and other trademarks, trade names and service marks of Flex appearing in this prospectus are the property of Flex. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, trade names and service marks. Other trademarks, trade names and service marks appearing in this prospectus are the property of their respective holders. We do not intend our use or display of other companies’ trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

iii

Prospectus summary

This summary highlights selected information contained elsewhere in this prospectus. It does not contain all of the information that may be important to you and your investment decision. Before investing in our Class A common stock, you should carefully read this entire prospectus, including the matters set forth under the sections of this prospectus entitled “Risk factors” and “Management’s discussion and analysis of financial condition and results of operations” and our combined financial statements and related notes included elsewhere in this prospectus. In this prospectus, we make certain forward-looking statements, including expectations relating to our future performance. These expectations reflect our management’s view of our prospects and are subject to the risks described under “Risk factors” and “Special note regarding forward-looking statements.” Our expectations of our future performance may change after the date of this prospectus and there is no guarantee that such expectations will prove to be accurate. In this prospectus, unless the context otherwise indicates, any reference to “Nextracker,” “our Company,” “the Company,” “us,” “we” and “our” refers, prior to the completion of the Transactions, including this offering, to the legacy solar tracker business of Flex, including the LLC (formerly known as NEXTracker Inc.) and its consolidated subsidiaries, and after completion of the Transactions, including this offering, to Nextracker Inc., the issuer of the shares of Class A common stock offered hereby, together with its consolidated subsidiaries, including the LLC. Unless we specifically state otherwise, the information in this prospectus assumes a 1-for-2.1 reverse unit split with respect to the units issued by the LLC, which became effective on January 30, 2023.

Our mission

Our mission is to be the world’s leading energy solutions company enabling the most intelligent, reliable and productive solar power for future generations.

Overview

We are a leading provider of intelligent, integrated solar tracker and software solutions used in utility-scale and ground-mounted distributed generation solar projects around the world. Our products enable solar panels in utility-scale power plants to follow the sun’s movement across the sky and optimize plant performance. We led the solar industry based on gigawatts (“GW”) shipped globally in 2015 and both globally and in the United States from 2016 to 2021.1

Over the past several years, the cost of solar energy has declined significantly, and today utility-scale solar is one of the lowest cost sources of wholesale energy production, driving demand for solar energy globally. In addition, demand for renewable energy continues to increase as countries, industries and firms move to reduce their carbon footprint and pursue more aggressive decarbonization targets. Electrification, including the proliferation of electric vehicles and the replacement of natural gas with electricity in buildings and residences, is expected to drive increased demand for energy production, including solar energy. We believe that both the attractive cost of solar generation and increasing demand for renewable energy will drive continued growth in the utility-scale solar market. Approximately 59.1% of installations in the United States are larger than 5 MW and most correspond to the utility-scale segment.2

The solar tracker market plays a key part in driving the global energy transition by increasing energy production and improving the levelized cost of energy (“LCOE”). The majority of utility-scale projects installed

[1]	Wood Mackenzie, June 2022.
[2]	Wood Mackenzie, December 2022 (Global solar PV market outlook update: Q4 2022).

today in mature markets such as the United States, Latin America and Australia use solar trackers and adoption of solar tracker technology is growing in developing solar markets such as the Middle East and Africa. According to Wood Mackenzie, the global solar tracking market is estimated to be a $71 billion cumulative opportunity from 2020 to 2030, representing approximately 682 GW of solar capacity installed over that time period.3

By optimizing and increasing energy production and reducing costs, our tracker products and software solutions offer significant return on investment (“ROI”) for utility-scale solar projects. Single axis solar trackers generate up to 25% more energy than projects that use fixed-tilt systems that do not track the sun. To achieve these benefits, the industry initially focused on linked-row tracker architecture that moves rows of solar panels together as one unit to follow the sun. We have developed the next generation of solar trackers that enable rows to move independently, providing further benefits to customers. Our intelligent independent row tracking system incorporates proprietary technology that we believe produces more energy, lowers operating costs, is easier to deploy and has greater reliability compared to linked row, other independent tracker products and fixed-tilt systems. Our tightly-integrated software solutions use advanced algorithms and artificial intelligence technologies to further optimize the performance and capabilities of our tracker products.

We have shipped approximately 70 GW of our solar tracker systems as of September 30, 2022 to projects on six continents for use in utility-scale and ground-mounted distributed generation solar applications worth more than $67 billion (based on recent global utility-scale system pricing).4 Our customers include engineering, procurement and construction firms (“EPCs”), as well as solar project developers and owners. We are a qualified, preferred provider to some of the largest solar EPC firms and solar project developers and owners in the world.

We have firm orders representing executed contracts, purchase orders and volume commitment agreements for projects that total approximately $2.1 billion in the aggregate as of December 31, 2022. These firm orders do not include our pipeline for projects that are currently in various stages of negotiations and contract execution. We have had firm orders totaling approximately $1.3 billion, $1.1 billion and $0.7 billion for the fiscal years ended March 31, 2022, 2021 and 2020, respectively.

We were founded in 2013 by our Chief Executive Officer, Dan Shugar, and were acquired by Flex Ltd. in 2015. Flex provides design, manufacturing and supply chain services through a network of over 100 locations in approximately 30 countries across five continents. Flex’s expertise in global supply chains and procurement and its strong financial backing has helped us accelerate our penetration of our end markets and run an optimized supply chain.

Our growth and success are evidenced by our operating and financial results in the six-month periods ended September 30, 2022 and October 1, 2021, and in the fiscal years 2022, 2021 and 2020:

•

We generated revenue of $870.4 million in the six-month period ended September 30, 2022 compared to $680.2 million in the six-month period ended October 1, 2021. We generated revenue of $1,457.6 million, $1,195.6 million and $1,171.3 million in fiscal year 2022, 2021 and 2020, respectively.

•

We generated gross profit of $114.4 million in the six-month period ended September 30, 2022 compared to $74.3 million in the six-month period ended October 1, 2021. Non-GAAP gross profit was $115.3 million for the six-month period ended September 30, 2022 compared to $78.9 million for the six-month period ended October 1, 2021. We generated gross profit of $147.0 million, $232.0 million and $212.9 million in fiscal year

[3]	Wood Mackenzie, December 2022 (The global solar PV tracker landscape 2022). Global total addressable market excludes China.
[4]	Wood Mackenzie, April 2022 (Global solar PV system price: country breakdowns and forecasts). The $67 billion value represents the estimated aggregate capital expenditures made on solar applications in order to build the projects; solar trackers generally represent approximately 12% of those capital expenditures. Such value is not necessarily indicative of the current market value of the projects as financial assets, which would depend on each project’s future projected cash flows.

2022, 2021 and 2020, respectively. Non-GAAP gross profit was $152.6 million, $242.0 million and $222.5 million for fiscal year 2022, 2021 and 2020, respectively.

•

We generated operating income of $69.2 million in the six-month period ended September 30, 2022 compared to $41.2 million in the six-month period ended October 1, 2021. Non-GAAP operating income was $73.6 million for the six-month period ended September 30, 2022 compared to $50.0 million for the six-month period ended October 1, 2021. We generated operating income of $65.9 million, $158.5 million and $148.9 million in fiscal year 2022, 2021 and 2020, respectively. Non-GAAP operating income was $90.4 million, $177.9 million and $168.0 million for fiscal year 2022, 2021 and 2020, respectively.

•

We generated net income of $51.2 million in the six-month period ended September 30, 2022 compared to $32.6 million in the six-month period ended October 1, 2021. We generated net income of $50.9 million, $124.3 million and $118.3 million in fiscal year 2022, 2021 and 2020, respectively.

•

Non-GAAP net income was $53.8 million for the six-month period ended September 30, 2022 compared to $39.0 million for the six-month period ended October 1, 2021. Non-GAAP net income was $69.9 million, $140.3 million and $134.3 million for fiscal year 2022, 2021 and 2020, respectively.

•

Adjusted EBITDA was $73.8 million for the six-month period ended September 30, 2022 compared to $51.1 million for the six-month period ended October 1, 2021. Adjusted EBITDA was $92.3 million, $179.2 million and $170.7 million for fiscal year 2022, 2021 and 2020, respectively.

•

Net income as a percentage of revenue was 5.9% for the six-month period ended September 30, 2022 compared to 4.8% for the six-month period ended October 1, 2021. Net income as a percentage of revenue was 3.5%, 10.4% and 10.1% for fiscal year 2022, 2021 and 2020, respectively.

•

Adjusted EBITDA as a percentage of revenue was 8.5% for the six-month period ended September 30, 2022 compared to 7.5% for the six-month period ended October 1, 2021. Adjusted EBITDA as a percentage of revenue was 6.3%, 15.0% and 14.6% for fiscal year 2022, 2021 and 2020, respectively.

Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP financial measures. See the section entitled “—Summary historical and pro forma condensed combined financial and other data” for definitions of Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA and Adjusted EBITDA margin and reconciliations to the most directly comparable GAAP measures.

Preliminary financial results for the three and nine months ended December 31, 2022 (unaudited)

We are in the process of finalizing our financial results for the three and nine months ended December 31, 2022. The following presents certain preliminary financial results representing our estimates as of and for the three and nine months ended December 31, 2022, which are based only on currently available information and do not present all necessary information for an understanding of our financial condition as of December 31, 2022 or our results of operations for the three and nine months ended December 31, 2022. We have provided estimates for the unaudited financial data described below primarily because our financial closing procedures for the three and nine months ended December 31, 2022 are not yet complete. Our final actual reported results may vary from these preliminary estimates and may not be indicative of our final reported financial results for these periods or for the remainder of our fiscal 2023 or any other future period.

We expect to complete our financial statements for the three and nine months ended December 31, 2022 subsequent to the completion of this offering. While we are currently unaware of any items that would require us to make adjustments to the financial data set forth below, it is possible that we or our independent registered public accounting firm may identify such items as we complete our financial statements and any resulting changes could be material. Accordingly, undue reliance should not be placed on these preliminary financial estimates, which are subject to risks and uncertainties, many of which are not within our control. These preliminary estimates should be read in conjunction with our audited combined financial statements and the related notes thereto, our unaudited condensed combined financial statements and the related notes thereto, and the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors,” and “Special Note Regarding Forward-Looking Statements” included elsewhere in this prospectus.

The preliminary financial results presented below have been prepared by and are the responsibility of management. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the preliminary three- and nine-month periods ended December 31, 2022 financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the preliminary three- and nine-month periods ended December 31, 2022 financial information.

•

We expect revenue of $1,383 million in the nine-month period ended December 31, 2022 compared to $1,018 million in the nine-month period ended December 31, 2021 and $513 million in the three-month period ended December 31, 2022 compared to $338 million in the three-month period ended December 31, 2021.

•

We expect gross profit of $196 million in the nine-month period ended December 31, 2022 compared to $108 million in the nine-month period ended December 31, 2021 and $81 million in the three-month period ended December 31, 2022 compared to $34 million in the three-month period ended December 31, 2021. We expect Non-GAAP gross profit to be $197 million for the nine-month period ended December 31, 2022 compared to $113 million for the nine-month period ended December 31, 2021 and $82 million in the three-month period ended December 31, 2022 compared to $34 million in the three-month period ended December 31, 2021.

•

We expect to generate operating income of $127 million in the nine-month period ended December 31, 2022 compared to $58 million in the nine-month period ended December 31, 2021. We expect Non-GAAP operating income of $132 million for the nine-month period ended December 31, 2022 compared to $69 million for the nine-month period ended December 31, 2021.

•

We expect to generate net income of $98 million in the nine-month period ended December 31, 2022 compared to $45 million in the nine-month period ended December 31, 2021 and $46 million in the three-month period ended December 31, 2022 compared to $13 million in the three-month period ended December 31, 2021.

•

We expect to generate Non-GAAP net income of $101 million for the nine-month period ended December 31, 2022 compared to $53 million for the nine-month period ended December 31, 2021 and $47 million in the three-month period ended December 31, 2022 compared to $14 million in the three-month period ended December 31, 2021.

•

We expect Adjusted EBITDA of $136 million for the nine-month period ended December 31, 2022 compared to $70 million for the nine-month period ended December 31, 2021 and $62 million in the three-month period ended December 31, 2022 compared to $19 million in the three-month period ended December 31, 2021.

•

We expect to generate net income as a percentage of revenue of approximately 7% for the nine-month period ended December 31, 2022 compared to 4.4% for the nine-month period ended December 31, 2021 and approximately 9% for the three-month period ended December 31, 2022 compared to 3.8% for the three-month period ended December 31, 2021.

•

We expect Adjusted EBITDA as a percentage of revenue of approximately 9.8% for the nine-month period ended December 31, 2022 compared to 6.9% for the nine-month period ended December 31, 2021 and approximately 12% for the three-month period ended December 31, 2022 compared to 5.6% for the three-month period ended December 31, 2021.

•

We expect net cash provided by operating activities of approximately $72 million for the nine-month period ended December 31, 2022 compared to an outflow of $(106) million for the nine-month period ended December 31, 2021. We expect Adjusted free cash flow of approximately $69 million for the nine-month period ended December 31, 2022 compared to an outflow of $(111) million for the nine-month period ended December 31, 2021.

We expect our cash and cash equivalents as of December 31, 2022 to be $100 million. We expect net working capital (defined as current assets less cash and current liabilities) as of December 31, 2022 to be $272 million. Additionally, as of December 31, 2022, we had firm orders representing executed contracts, purchase orders and volume commitment agreements for projects that total approximately $2.1 billion in the aggregate. These firm orders do not include our pipeline for projects that are currently in various stages of negotiations and contract execution.

Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted free cash flow are non-GAAP financial measures. See the section entitled “Summary historical and pro forma condensed combined financial and other data” for definitions of Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted free cash flow and reconciliations to the most directly comparable GAAP measures.

Industry trends

Growing demand for solar energy production is driven by the increasing cost competitiveness of solar energy and global trends including decarbonization and electrification.

Globally, many countries, industries and firms have been aggressively pursuing decarbonization standards that pledge to increase the percentage of electricity production from renewable energy sources while decreasing use of fossil fuel and nuclear generation. This pursuit, coupled with increasing demands for electrification to help achieve greenhouse gas emissions reductions, has created a significant demand for clean energy production. Electrification refers to electricity replacing other sources for energy consumption, such as the transition to electric vehicles and electric heating.

Solar is the fastest growing segment of the renewable energy sector and has become one of the most cost-effective forms of wholesale energy generation. According to Lazard, over the past decade the cost of solar generation has fallen by 90%.5 Today, solar electricity is competitive with both natural gas and wind and costs significantly less than some conventional generation technologies such as coal and nuclear.

Utilities are expanding solar generation both to replace pre-existing capacity from conventional plants as they are retired and to build new capacity as overall electricity demand grows. As more coal generation plants were retired than constructed, global coal capacity began to fall for the first time ever in 2020 and has fallen in 2021 and the first half of 2022.6 The U.S. Energy Information Administration (“EIA”) expects retirement of coal-fired generators to increase again in 2022—12.6 GW of coal capacity is scheduled to retire in 2022, or 6% of the coal-fired generating capacity that was operating at the end of 2021.7 The International Energy Agency expects solar power to account for more than 70% of renewable electricity net capacity additions worldwide over the next four years.8

[5]	Lazard, 2021.
[6]	Electric Power Monthly, May 2022.
[7]	U.S. Energy Information Administration, January 2022.
[8]	International Energy Agency, 2022.

In the United States, capacity is projected to grow with nearly 161.5 GW of new solar installations across all market segments from 2022 to 2026, more than double the increase over the prior five year period from 2017 to 2021.9 International markets are expected to grow in both more developed solar markets such as Latin America, Australia and Europe, as well as in emerging markets such as the Middle East, Africa and Southeast Asia. All such markets are experiencing growth as cost declines have made solar more attractive. Approximately 59.1% of installations in the United States are larger than 5 MW and most correspond to the utility-scale segment.10

In the 1980s, many utility scale plants in the early growth of the industry used `fixed-tilt’ mounting systems to secure PV panels. Fixed-tilt systems hold PV panels in a non-moving, fixed orientation, typically arranged in south-facing rows tilted at an appropriate elevation angle based on summer or winter energy optimization.

Fixed-tilt structures remained the predominant mounting system for ground-based projects until the commercialization of tracking systems in the early 1990s.

Today’s utility-scale solar plants have evolved from ‘fixed-tilt’ systems to generally rely on solar tracking technologies that increase electricity generation and improve economics for plant owners by enabling solar panels to rotate and follow the sun’s movement across the sky. Single axis solar trackers can increase energy yield of solar projects and generate up to 25% more energy than projects that use fixed-tilt, or stationary, panel mounting systems that do not track the sun.11 The additional cumulative revenue from energy production that trackers provide typically exceeds the incremental cost of using a tracking system, improving the LCOE and providing significant ROI for solar projects.

There are several types of tracking solutions with differing geometry and operational characteristics. The majority of the market uses single axis horizontal trackers such as our solar tracker products. We believe single axis horizontal trackers offer the best optimization of performance, cost and reliability for utility-scale solar plants. Other tracking designs, such as dual axis trackers, are typically more expensive and primarily used for niche applications.

While solar trackers have existed for over 30 years, there are many limitations to competing tracker solutions that reduce ROI for utility-scale solar plants.

•

Legacy architectures.    Certain tracker technologies in the market today rely on a legacy, linked-row architecture. These systems use mechanical linkages and a single large motor to simultaneously move multiple interconnected, or “linked,” rows of trackers, introducing significant single points of failure. Linked-row architectures were designed over 30 years ago primarily due to the high cost of electric motors and control systems at the time. These designs do not leverage the substantial cost reductions in motors and control systems today, and have limitations in optimizing performance, reliability and operations.

•

Lack of software and sensor capabilities.    Legacy architectures were not designed to tightly couple the solar tracker with advanced software and sensors to further increase energy production levels, optimize performance for variable site and severe weather conditions, and efficiently manage a power plant’s operating costs.

•

Vulnerable to damage from severe weather conditions.    Solar power plants can be damaged by severe weather conditions, including flooding, hail and extreme wind events. Other tracker architectures have exhibited significant vulnerabilities to such conditions.

•

Difficult to deploy.    Other solar tracker architectures may incur substantial installation costs and significant time to deploy and operationalize due to factors such as greater structural complexity. Since many project

[9]	Wood Mackenzie, December 2022.
[10]	Wood Mackenzie, December 2022.
[11]	Joule, 2020.

sites have varying topographies, legacy architectures can create additional deployment complexities, such as significant site grading costs and longer installation and commissioning processes.

•

Difficult to operate.    Legacy linked-row architectures create challenges with management of the solar array. Physically-linking tracker rows together significantly inhibits or eliminates the ability to control each row independently to increase overall power production. In addition to introducing significant single points of failure, linkages also create a physical barrier that limits vehicle access for maintenance activities, such as panel cleaning and vegetation management, thus increasing operating costs and reducing power production.

•

Lack of future upgradability.    Most trackers are designed with a fixed set of features and capabilities at the time of their installation. As a result, future software and mechanical upgrades are unavailable or cost prohibitive, in large part due to limited control systems and connectivity capabilities in existing solutions.

We believe that our solution addresses these limitations and provides tremendous benefits to our customers and end users.

Our solution

We provide intelligent, integrated solar tracker and software solutions that use an innovative design approach to enable new capabilities and to expand the viability of trackers across a broader range of topographical and climate conditions.

Tracking solutions portfolio

NX Horizon is our flagship solar tracking solution. NX Horizon’s smart solar tracker system delivers what we believe to be an attractive LCOE and has been deployed more than any other tracker as of December 31, 2021. Based on our internal analysis, experience and customer feedback, we believe we generally have an LCOE advantage compared to legacy linked row trackers and, depending upon terrain, climate, location and other factors, we believe this LCOE advantage can be as high as 9%. NX Horizon’s system mounts a single line of panels along a tracker row. NX Horizon’s reliable self-powered motor and control system, balanced mechanical design and independent-row architecture provide project design flexibility while lowering operations and maintenance costs. With its self-aligning module rails and vibration-proof fasteners, NX Horizon can be easily and rapidly installed. The self-powered, decentralized architecture allows each row to be commissioned in advance of site power and is designed to withstand high winds and other adverse weather conditions. NX Horizon combines several key features that improve performance, reliability and operability compared to competing designs.

NX Gemini is our two-in-portrait (“2P”) format tracker which holds two rows of solar panels along the central support beam. Ideally suited for sites with challenging soils, high winds and irregular boundaries, NX Gemini features a distributed drive system for robust stability in extreme weather, eliminating the need for dampers and minimizing energy required to stow panels in a safe position during inclement weather.

In March 2022, we launched NX Horizon-XTR, our terrain-following tracker designed to expand the addressable market for trackers on sites with sloped, uneven and challenging terrain. NX Horizon-XTR conforms to the natural terrain of the site, reducing or eliminating cut-and-fill earthworks and reducing foundation lengths. These benefits help accelerate construction schedules and make trackers more economically and environmentally viable on difficult sites.

•

Independent rows.    Over the last decade, the substantial decrease in the cost of electric motors and control systems helped accelerate the adoption of independent row tracking systems over linked-row architectures.

In addition to the ability to rotate each row individually, independent rows provide many benefits such as increased redundancy and therefore lower risk of single points of component failure, site layout flexibility including reduced grading requirements, ease of installation, and ease of maintenance and operations, including unrestricted vehicle access.

•

Mechanically-balanced rows.    Our patented, mechanically-balancing rows have several benefits, including greater range of motion, less energy required to rotate the panels than competing products, and reduced component wear and tear. Mechanical balancing also enables greater elevation of solar panels above a central support beam (torque tube), significantly improving energy production in bifacial applications by allowing more reflected light to reach the back side of the panel. Bifacial panels capture sunlight on both their front and back sides and are increasingly adopted in utility-scale projects.

•

Self-powered.    Our tracker design includes the placement of a small solar panel on each row that powers the trackers, eliminating the need for more expensive AC power. In addition, our self-powered controller also enables advanced software capabilities by collecting and distributing real-time sensor data.

•

Terrain following capability.    Unlike typical designs that constrain tracker rows to a plane, Nextracker’s NX Horizon-XTR tracker variant conforms to a site’s natural terrain undulations. This design eliminates or reduces the cost and impact of cut-and-fill earthworks, reduces foundation material, eases permitting and accelerates project construction schedules. NX Horizon-XTR’s ability to significantly reduce earthwork allows many otherwise infeasible sites to become economically viable for solar trackers. Less earthwork lowers upfront costs and improves scheduling while mitigating environmental impacts to topsoil, native vegetation, and natural drainage features.

•

Embedded sensors and connectivity.    Our embedded sensors and wireless mesh network with real-time connectivity enable visibility and system monitoring of critical components and remote maintenance, upgrades, and future software enhancements if separately purchased by the customer.

•

Operations and maintenance efficiency.    Our highly engineered fasteners replace standard nuts and bolts. Our fasteners increase long-term reliability and eliminate the need for periodic inspection and maintenance required by systems held together with nuts and bolts.

•

Sealed, elevated drive system.    All our trackers have sealed gears, motors and controllers, which are typically elevated three or more feet above the ground, protecting the system against dust, flooding and ground accumulations of snow and ice.

Software solutions portfolio

We offer a number of software solutions to optimize the performance and capabilities of our tracking solutions. Our software is licensed on a separate basis and integrated with our tracker products, leveraging the embedded sensors, communication and control capabilities in these solutions. When we develop new software features, we can provide these capabilities to both our customers’ existing installed fleet as well as new projects. Through software innovation, we have been able to improve energy yields and operability over time, providing differentiated benefits to our customers.

TrueCapture is our flagship software offering, which as of September 30, 2022 has been installed on approximately 186 projects and is under contract for approximately 38 additional projects. As of December 31, 2022, TrueCapture has been installed on approximately 192 projects, an increase of 181 installed projects from 11 installed projects as of March 31, 2019, and is under contract for approximately 52 additional projects as of

December 31, 2022. TrueCapture is an intelligent, self-adjusting tracker control system that uses machine learning to increase typical solar power plant energy yield between 1-2.2% for the majority of projects. While linked row tracking systems angle all rows in an identical direction facing the sun, TrueCapture boosts solar power plant production by continuously optimizing the position of each individual tracker row in response to site features such as varying topography and changing weather conditions.

NX NavigatorTM, which is typically bundled for no additional fee with TrueCapture, enables solar power plant owners and operators to monitor, control and protect their solar projects. An intuitive dashboard helps plant managers to precisely visualize real-time operational data at the site, subfield and individual tracker level. In addition, NX Navigator’s risk mitigation features include Hurricane/Typhoon Stow and Hail Stow modes, both of which quickly command solar panels to rotate to safe positions in response to inclement weather that might otherwise cause significant damage to solar panels.

Benefits of our solution

We approach tracking with a holistic and forward-thinking view toward increasing solar power plant energy production levels and decreasing operating and maintenance costs. Our trackers provide high levels of performance and operability and improve over time through our separately licensed software solutions. We see trackers as not only a physical mounting and rotating platform for solar panels, but also as a nexus of intelligent control and optimization for the entire solar plant. Our innovative approach provides the following significant competitive advantages:

•

Next-generation architecture.    Our self-balancing, independent-row architecture provides many performance and cost advantages, including improved reliability, easier access for maintenance vehicles, a wide rotational range and the ability to optimize the tracker angle on a row-by-row basis for increased energy production. Unlike some linked-row designs, our key drive components are located well above ground to reduce risk from flooding and ground accumulations of snow and ice.

•

Advanced software and sensor capabilities.    We optimize performance and operability through hardware and software integration, validated by rigorous testing and field-based measurement and verification. Our software solutions interface with our network of data-mining sensors dispersed throughout the solar plant and enable operators to optimize performance.

•

Ease of deployment.    Our solutions are designed to enhance system configuration and planning for customers, reduce costs associated with grading, earthworks, anchoring, deployment and other installation, and reduce time to deploy and operationalize.

•

Ease of operation.    Our architecture, sensors and software are designed to reduce operating costs, optimize uptime and mitigate risks such as potential damage from severe weather. Independent-row architecture reduces the cost of cleaning, vegetation management and inspection operations by providing significantly easier vehicle movement along rows. Embedded sensors provide terabytes of data that deliver individual row level insights to drive operational benefits for our customers.

•

Future upgradability.    We take an innovative approach to ‘future proofing’ the optimization of our trackers over time, enabling the release of improved features and capabilities to both legacy and new solar projects via future software enhancements to our separately sold software solutions.

•

Severe weather protection.    Our systems combine multiple approaches to reduce risk of damage while maintaining as much energy production as feasible in severe weather conditions, including a feature that automatically puts the panels into stow position shortly after a loss of utility power. Our trackers use wind stowing methods and dampening based on research on dynamic wind force mitigation, increasing protection against high winds while seeking to minimize energy production impacts. Our software also provides rapid stowing modes to reduce risk of damage from hail.

•

Superior production for bifacial solar panels.    Our tracker platforms are designed to optimize production from bifacial solar panels. Bifacial panels capture sunlight on both their front and back sides and are increasingly adopted in utility-scale projects. Our architecture is designed to mitigate obstructions that can block reflected light from reaching the back side of the panels.

Our key strengths

•	Global Leader in the Solar Tracking Industry. We are the global leader in the solar tracking industry based on GW shipped and have been for the last seven consecutive years from 2015 to 2021.[12]

•

Culture and Track Record of Innovation.    We pioneered what we believe to be today’s leading generation of tracker solutions, including many “industry first” innovations, such as self-powering and self-grounding capabilities, and associated software offerings.

•

Proven Solutions with a Long Track Record of Performance and Reliability.    We have an established track record of delivering what we believe to be the highest performing trackers for solar energy projects in markets around the world.

•

Strategic, Value-driven Relationships Throughout the Customer Value Chain.    We have developed long-term, entrenched strategic relationships throughout the value chain with leading developers, EPCs, owners and operators of solar projects.

•

Differentiated, Robust Intellectual Property Portfolio.    We have a large portfolio of intellectual property protecting both our hardware and software products, including 70 issued U.S. patents, 100 granted non-U.S. patents and 197 U.S. and non-U.S. patent applications pending, including provisional patent applications pending in the U.S. and pending Patent Cooperation Treaty applications as of September 30, 2022.

•

Visionary, Founder-Led Management Team.    Our founders and management team pioneered tracking technology and key members of our management team have an average of 20 years of experience in the solar industry.

Our growth strategies

We intend to drive the growth of our business primarily through the following strategies:

•	Maintain clear leadership position in sophisticated and growing U.S. market.
•	Expand in rapidly growing and maturing international markets.
•	Leverage our cutting-edge technological expertise to expand the existing addressable market.
•	Expand our product offerings and capitalize on our large installed base.
•	Pursue selective and accretive acquisitions to complement our existing platform.

Our market opportunity

Trackers are the fastest-growing utility-scale mounting system across the world, with the percentage of ground-mounted solar installations (in GW) utilizing trackers growing from 23% in 2015 to a projected 49% in 2022 globally

[12]	Wood Mackenzie, June 2022.

(and was over 80% in 2022 in mature markets such as the United States and Australia), according to Wood Mackenzie.13 In addition, the most recent tracker-specific forecasts from Wood Mackenzie estimate a $4.6 billion market for trackers in 2022, the third consecutive year in which the annual market value of trackers would exceed that of fixed-tilt systems for the ground-mounted market.14 We believe that the global demand for trackers is growing faster than the overall demand for mounting systems because solar energy projects that use trackers generate significantly more ROI than projects that do not. According to Wood Mackenzie, the global tracker market is expected to be a $71 billion cumulative opportunity from 2020 to 2030, representing approximately 682 GW of solar installed over that time period.15

Impact of COVID-19

The COVID-19 pandemic resulted in a widespread public health crisis and numerous disease control measures being taken to limit its spread, including travel bans and restrictions, quarantines, shutdowns, vaccine mandates and social distancing measures. These events and control measures impacted our operations and the operations of our customers and our suppliers. We experienced disruptions due to illness and the effect of governmental mandates and recommendations, as well as the measures we took to mitigate the impact of COVID-19 at our offices around the world in an effort to protect the health and well-being of our employees, customers, suppliers and the communities in which we operate. Our operations were also affected by the disruptions experienced by our customers, suppliers, freight operators and trucking companies due to the COVID-19 pandemic and related events, including site closures, factory closures, labor shortages and wide-scale disruptions in the world-wide shipping infrastructure. During the height of the COVID-19 pandemic, our management team committed significant time, attention and resources to update our processes and business systems, and expand localized capacity. Although the COVID-19 pandemic appears to have abated, its long-term effects on the global economy, including ongoing transportation and logistics issues and rapid inflation, continue to affect our business. Furthermore, should the COVID-19 pandemic become more virulent, or should another pandemic arise, this could further negatively affect our operations and financial results. See the section entitled “Risk factors—Risks related to our business and our industry—We face risks related to the COVID-19 pandemic, which could have a material and adverse effect on our business, results of operations and financial condition” for additional information regarding the potential impact of COVID-19 on our business and operations.

Tax Receivable Agreement

We will enter into a tax receivable agreement (the “Tax Receivable Agreement”) with the LLC, Yuma, Inc., a Delaware corporation and indirect wholly-owned subsidiary of Flex (“Yuma”), Yuma Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of Yuma (“Yuma Sub”), TPG Rise Flash, L.P., an affiliate of the private equity firm TPG (“TPG”), and the following affiliates of TPG: TPG Rise Climate Flash Cl BDH, L.P., TPG Rise Climate BDH, L.P. and The Rise Fund II BDH, L.P. (collectively, the “TPG Affiliates”). The Tax Receivable Agreement will provide for the payment by us to Yuma, Yuma Sub, TPG and the TPG Affiliates (or certain permitted transferees thereof) of 85% of the tax benefits, if any, that we are deemed to realize under certain circumstances as a result of (i) our allocable share of existing tax basis in tangible and intangible assets resulting from exchanges or acquisitions of outstanding Series A Preferred Units of the LLC (the “LLC Preferred Units”) or common units of the LLC (the “LLC Common Units” and together with the LLC Preferred Units, the “LLC Units”), including as part of the Transactions or under the Exchange Agreement, (ii) increases in tax basis resulting from exchanges or acquisitions of LLC Units and shares of Class B common stock (including as part of the Transactions or under the Exchange Agreement), (iii) certain pre-existing tax attributes of certain blocker

[13]	Wood Mackenzie, December 2022. Global total addressable market excludes China.
[14]	Ibid.
[15]	Ibid. Global total addressable market excludes China.

corporations affiliated with TPG that will each merge with a separate direct, wholly-owned subsidiary of us, as part of the Transactions, and (iv) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. See the section entitled “Certain relationships and related party transactions—Tax receivable agreement.” Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that the tax savings we will be deemed to realize associated with the tax benefits described above would aggregate approximately $147 million over 20 years from the date of this offering based on the initial public offering price of $21.50 per share of our Class A common stock (which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus), and assuming all future exchanges of LLC Units occur at the time of this offering. Under such scenario we would be required to pay the owners of LLC Units approximately 85% of such amount, or $121 million, over the 20 year period from the date of this offering, and the yearly payments over that time would range between approximately $1 to $12 million per year. Such payments will reduce the cash provided to us by the tax savings described above. As a result, investors purchasing shares in this offering or in the public market following this offering will not be entitled to the economic benefit of the tax benefits subject to the Tax Receivable Agreement that would have been available if the Tax Receivable Agreement were not in effect (except to the extent of our continuing 15% interest in the tax benefits subject to the Tax Receivable Agreement). See the section entitled “Certain relationships and related party transactions—Tax receivable agreement.”

Summary risk factors

Our business and our ability to execute our strategy are subject to many risks. Before making a decision to invest in our Class A common stock, you should carefully consider all of the risks and uncertainties described in the section entitled “Risk factors” and elsewhere in this prospectus. These risks and uncertainties include, but are not limited to, the following:

•

The demand for solar energy and, in turn, our products are impacted by many factors outside of our control, and if such demand does not continue to grow or grows at a slower rate than we anticipate, our business and prospects will suffer.

•	Competitive pressures within our industry may harm our business, revenues, growth rates and market share.

•

We face competition from conventional and renewable energy sources that may offer products and solutions that are less expensive or otherwise perceived to be more advantageous than solar energy solutions, which could materially and adversely affect the demand for and the average selling price of our products and services.

•

Our results of operations may fluctuate from quarter to quarter, which could make our future performance difficult to predict and could cause our results of operations for a particular period to fall below expectations.

•

The reduction, elimination or expiration of government incentives for, or regulations mandating the use of, renewable energy and solar energy specifically could reduce demand for solar energy systems and harm our business.

•	We rely heavily on our suppliers and our operations could be disrupted if we encounter problems with our suppliers or if there are disruptions in our supply chain.

•

Economic, political and market conditions can adversely affect our business, results of operations and financial condition, including our revenue growth and profitability, which in turn could adversely affect our stock price.

•	Changes in the global trade environment, including the imposition of import tariffs, could adversely affect the amount or timing of our revenues, results of operations or cash flows.

•	We face risks related to the COVID-19 pandemic, which could have a material and adverse effect on our business, results of operations and financial condition.

•

A further increase in interest rates, or a reduction in the availability of tax equity or project debt financing, could make it difficult for project developers and owners to finance the cost of a solar energy system and could reduce the demand for our products.

•

A loss of one or more of our significant customers, their inability to perform under their contracts, or their default in payment, could harm our business and negatively impact our revenue, results of operations and cash flows.

•

Defects or performance problems in our products could result in loss of customers, reputational damage and decreased revenue, and we may face warranty, indemnity and product liability claims arising from defective products.

•	We may experience delays, disruptions or quality control problems in our product development operations.

•	Our business is subject to the risks of severe weather events, natural disasters and other catastrophic events.

•	Our continued expansion into new markets could subject us to additional business, financial, regulatory and competitive risks.

•	Our indebtedness could adversely affect our financial flexibility and our competitive position.

•

Electric utility industry policies and regulations may present technical, regulatory and economic barriers to the purchase and use of solar energy systems that could significantly reduce demand for our products or harm our ability to compete.

•

We will be required to pay Yuma, Yuma Sub, TPG and the TPG Affiliates (or certain permitted transferees thereof) for certain tax benefits that we are deemed to realize arising in connection with this offering and related transactions, and the amounts we may pay could be significant.

Incorporation of Nextracker Inc.

Nextracker Inc., a Delaware corporation, was formed on December 19, 2022 and is the issuer of the Class A common stock offered by this prospectus. Prior to the completion of the Transactions, including this offering, all of our business operations have been conducted through the LLC (formerly known as NEXTracker Inc.) and its direct and indirect subsidiaries. Nextracker Inc. has not engaged in any material business or other activities except in connection with its formation and the Transactions.

The TPG investment

On February 1, 2022, Flex sold LLC Preferred Units representing a 16.67% limited liability company interest in the LLC to TPG, resulting in TPG holding all of the outstanding LLC Preferred Units and subsidiaries of Flex holding all of the outstanding LLC Common Units. Immediately prior to this offering, as a result of accrued distributions paid in kind in respect of TPG’s outstanding LLC Preferred Units, TPG owned, through one or more subsidiaries, a 17.37% limited liability company interest in the LLC. The LLC Preferred Units will be automatically converted into a certain number of LLC Common Units in connection with this offering as described below under “—The Transactions” and “Our organizational structure—The Transactions,” and TPG and the TPG Affiliates will be parties to the Tax Receivable Agreement.

Reverse unit split

The board of managers and the members of the LLC approved an amendment to the second amended and restated limited liability company agreement of Nextracker LLC in effect prior to this offering (the “Prior LLC Agreement”) effecting a 1-for-2.1 reverse unit split of the units issued by the LLC. The reverse split was effected on January 30, 2023.

The Transactions

We will complete the following organizational and other transactions in connection with this offering:

•

We will amend and restate Nextracker Inc.’s certificate of incorporation to, among other things, provide for Class A common stock and Class B common stock, with each share entitling its holder to one vote on all matters presented to our stockholders generally, and provide that shares of Class B common stock may only be held by Yuma, Yuma Sub, TPG and each of their permitted transferees;

•

We will issue 23,255,814 shares of our Class A common stock to the purchasers in this offering (or 26,744,186 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) in exchange for net proceeds of $475.0 million (or approximately $546.2 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), based upon an assumed initial public offering price of $21.50 per share (which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus), after the underwriting discount (approximately $8.3 million of offering expenses will be paid by Flex);

•

Before this offering, we will issue 128,794,522 shares of our Class B common stock to Yuma, Yuma Sub and TPG in exchange for cash consideration, which number of shares shall be equal to the number of LLC Common Units held directly or indirectly by Yuma, Yuma Sub and TPG immediately following the Transactions and before giving effect to this offering, and, in connection with Yuma’s transfer to us of 23,255,814 LLC Common Units (or 26,744,186 LLC Common Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock) described below, a corresponding number of shares of Class B common stock held by Yuma shall be canceled;

•	We will repurchase all 100 shares of our common stock previously issued to Yuma in connection with our initial capitalization for cash consideration;

•

Immediately prior to the consummation of this offering, the LLC will make a distribution in respect of the LLC Units in an aggregate amount of $175.0 million (the “Distribution”). With respect to such Distribution, $21.7 million shall be distributed to TPG and $103.3 million to Yuma and Yuma Sub in accordance with their pro rata LLC Units and $50.0 million to Flex. The Distribution will be financed, in part, with net proceeds from a $150.0 million term loan under a credit agreement entered into by the LLC which will be guaranteed by Nextracker Inc., and various lenders party thereto (the “2023 Credit Agreement”);

•

In connection with this offering, the LLC Preferred Units held by TPG will be automatically converted into a certain number of LLC Common Units (the “Automatic Conversion”) which are exchangeable, together with a corresponding number of shares of Class B common stock, for shares of our Class A common stock (or cash). Notwithstanding the foregoing, as permitted under and in accordance with the Prior LLC Agreement, TPG has exercised its right to have certain blocker corporations affiliated with TPG each merge with a separate direct, wholly-owned subsidiary of Nextracker Inc., with the blocker corporations surviving each such merger, in a transaction intended to qualify as a tax-free transaction, with the investors in each such blocker corporation being entitled to a number of shares of Nextracker Inc. Class A common stock with a value based on the LLC Preferred Units held by such blocker corporation;

•

We will use all of the net proceeds from this offering as consideration for Yuma’s transfer to us of 23,255,814 LLC Common Units (or 26,744,186 LLC Common Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock) at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discount;

•	We will be appointed as the managing member of the LLC;

•

We, the LLC, Yuma, Yuma Sub and TPG will enter into an exchange agreement (the “Exchange Agreement”) under which Yuma, Yuma Sub and TPG (or certain permitted transferees thereof) will have the right, subject to the terms of the Exchange Agreement, to require the LLC to exchange LLC Common Units (together with a corresponding number of shares of Class B common stock) for newly-issued shares of Class A common stock on a one-for-one basis, or, in the alternative, we may elect to exchange such LLC Common Units (together with a corresponding number of shares of Class B common stock) for cash equal to the product of (i) the number of LLC Common Units (together with a corresponding number of shares of Class B common stock) being exchanged, (ii) the then-applicable exchange rate under the Exchange Agreement (which will initially be one and is subject to adjustment) and (iii) the Class A common stock value (based on the market price of our Class A common stock), subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions; provided further, that in the event of an exchange request by an exchanging holder, Nextracker Inc. may at its option effect a direct exchange of shares of Class A common stock for LLC Common Units and shares of Class B common stock in lieu of such exchange or make a cash payment to such exchanging holder, in each case pursuant to the same economic terms applicable to an exchange between the exchanging holder and the LLC;

•	We, the LLC, Yuma, Yuma Sub, TPG and the TPG Affiliates will enter into the Tax Receivable Agreement described above under the section entitled “—Tax Receivable Agreement”; and

•

We, Yuma, Yuma Sub and TPG will enter into a registration rights agreement pursuant to which we will grant such parties (and their transferees, if any) certain registration rights with respect to any of our Class A common stock owned by them (including upon exchange of LLC Common Units and shares of Class B common stock held by them). See the section entitled “Certain relationships and related party transactions—Agreements with Flex—Registration rights agreement.”

We collectively refer to the foregoing organizational and other transactions and this offering as the “Transactions.”

Immediately following the completion of the Transactions (including this offering):

•	Nextracker Inc. will be a holding company and its principal asset will be the LLC Units it purchases from Yuma;

•	Nextracker Inc. will be the managing member of the LLC and will control the business and affairs of the LLC and its subsidiaries;

•

Nextracker Inc. will beneficially own 38,535,004 LLC Common Units, representing approximately 26.75% of the economic interest in the business of the LLC (or 42,023,376 LLC Common Units, representing approximately 29.17% of the economic interest in the business of the LLC, if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•

The purchasers in this offering will own (i) 23,255,814 shares of Class A common stock of Nextracker Inc., representing approximately 16.01% of the total outstanding shares of Nextracker Inc.’s common stock (or 26,744,186 shares of Class A common stock, representing approximately 18.41% of the total outstanding shares of Nextracker Inc.’s common stock, if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (ii) indirectly through Nextracker Inc.’s ownership of LLC Units, approximately 26.75% of the economic interest in the business of the LLC (or approximately 29.17% of the economic interest in the business of the LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•

Flex (i) through Yuma and Yuma Sub, will own 95,791,805 shares of Class B common stock of Nextracker Inc., representing approximately 65.96% of the total outstanding shares of Nextracker Inc.’s common stock (or 92,303,433 shares of Class B common stock, representing approximately 63.56% of the total outstanding shares of Nextracker Inc.’s outstanding common stock, if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (ii) through Yuma and Yuma Sub, will own 95,791,805 LLC Common Units, representing approximately 66.49% of the economic interest in the business of the LLC (or 92,303,433 LLC Common Units, representing approximately 64.07% of the economic interest in the business of the LLC, if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

•

TPG will own (i) 15,279,190 shares of Class A common stock of Nextracker Inc., representing approximately 10.52% of the total outstanding shares of Nextracker Inc.’s common stock (or 15,279,190 shares of Class A common stock, representing approximately 10.52% of the total outstanding shares of Nextracker Inc.’s outstanding common stock, if the underwriters exercise in full their option to purchase additional shares of Class A common stock), (ii) 9,746,903 shares of Class B common stock of Nextracker Inc., representing approximately 6.71% of the total outstanding shares of Nextracker Inc.’s common stock (or 9,746,903 shares of Class B common stock, representing approximately 6.71% of the total outstanding shares of Nextracker Inc.’s common stock, if the underwriters exercise in full their option to purchase additional shares of Class A common stock), and (iii) 9,746,903 LLC Common Units representing approximately 6.77% of the economic interest in the business of the LLC (or 9,746,903 LLC Common Units, representing approximately 6.77% of the economic interest in the business of the LLC, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

As the managing member of the LLC, we will operate and control all of the business and affairs of the LLC and, through the LLC and its direct and indirect subsidiaries, conduct our business. Immediately following the Transactions, including this offering, we will control the management of the LLC as its managing member. As a result, we will consolidate the LLC and record a significant non-controlling interest in a consolidated entity in our consolidated financial statements for the economic interest in the LLC held directly or indirectly by Flex and TPG.

The separation agreement

We have entered into various agreements to provide a framework for our relationship with Flex after the Transactions, including a separation agreement, a transition services agreement and an employee matters agreement. These agreements provide for the allocation between us and Flex of Flex’s employees, liabilities and obligations attributable to periods prior to, at and after the separation. For additional information regarding the separation agreement and such other agreements, refer to the sections entitled “Risk factors—Risks related to the Transactions and our relationship with Flex” and “Certain relationships and related party transactions—Agreements with Flex.”

Subsequent distribution or dispositions

Distribution or Other Dispositions

The separation agreement provides that Flex may, in its sole discretion, determine: (i) whether to proceed with all or part of a tax-free or other distribution or disposition of its retained beneficial interest in the LLC (as applicable, a “Distribution or Other Disposition”), whether directly or through a distribution or disposition of the stock of Yuma, which directly or indirectly holds Flex’s beneficial interest in the LLC; and (ii) all terms of the Distribution or Other Disposition, as applicable, including the form, structure and terms of any transaction(s) and/or offering(s) to effect the Distribution or Other Disposition and the timing of and conditions to the consummation of the Distribution or Other Disposition. In addition, the separation agreement provides that in the event that Flex determines to proceed with any Distribution or Other Disposition, Flex may at any time and from time to time until the completion of such Distribution or Other Disposition abandon, modify or change any or all of the terms of such Distribution or Other Disposition, including by accelerating or delaying the timing of the consummation of all or part of such Distribution or Other Disposition. The separation agreement also provides that upon Flex’s request, we and the LLC will cooperate with Flex in all respects to accomplish the Distribution or Other Disposition and will, at Flex’s direction, promptly take any and all actions necessary or desirable to effect the Distribution or Other Disposition, including the registration under the Securities Act of the offering of our Class A common stock on an appropriate registration form or forms to be designated by Flex and the filing of any necessary documents pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Merger Agreement

In addition to our obligations with respect to any Distribution or Other Disposition, the separation agreement provides Flex with the right, exercisable at any time following this offering, to require us, following any dividend or distribution of the equity of Yuma to the holders of ordinary Flex shares, to, at Flex’s option, effect a merger of Yuma with a wholly-owned subsidiary of ours, with Yuma surviving as a wholly owned subsidiary of ours in a tax-free transaction under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). We have further agreed under the separation agreement to, at Flex’s request, at any time whether before or after this offering, fully cooperate with Flex to submit an agreement and plan of merger to effect such merger for approval by our board of directors and stockholders and the board of directors and stockholders of such subsidiary, to the extent required under Delaware law, and cause such agreement and plan of merger to be executed and delivered by our authorized officers and the authorized officers of such subsidiary, and take all other actions reasonably necessary to adopt and approve such agreement and plan of merger, to be operative when and if Flex so elects to effect such merger following this offering.

As a result, prior to this offering, we, Flex, Yuma and Yuma Acquisition Corp., our wholly-owned subsidiary (“Merger Sub”), have entered into an agreement and plan of merger (the “merger agreement”), pursuant to which, among other matters, Flex will have the right but not the obligation, to effect a merger of Yuma with Merger Sub, with Yuma surviving such merger as our wholly-owned subsidiary, in a transaction intended to qualify for tax-free treatment under Section 368(a) of the Code (the “Merger”). The Merger would, on the terms and subject to the conditions set forth in the merger agreement, be effected immediately following the distribution of all of the outstanding stock of Yuma to the holders of ordinary Flex shares as contemplated by the merger agreement (the “Merger Distribution”), with such stock of Yuma being exchanged for shares of our Class A common stock in the Merger. The number of shares of our Class A common stock that would be issued to Yuma stockholders in the Merger would equal the number of shares of Class A common stock then held directly or indirectly by Yuma and its subsidiaries (assuming for such purposes that all LLC Units and shares of Class B common stock held directly or indirectly by Yuma and its subsidiaries have been exchanged for shares of Class A common stock as of immediately prior to the Merger pursuant to and in accordance with the Exchange Agreement).

Prior to this offering, we and each of Flex, Yuma and Merger Sub, and our stockholders and the stockholders of each of Yuma and Merger Sub, have approved the merger agreement and the transactions contemplated by the merger agreement, including the Merger. As a result, our stockholders following this offering will have no right to approve or disapprove of the Merger or the other transactions contemplated by the merger agreement or the issuance of shares of our Class A common stock to the holders of Yuma common stock in connection with the Merger. Further, our stockholders following this offering will have no right to appraisal under Section 262 of the Delaware General Corporation Law (the “DGCL”) or otherwise in connection with the Merger or the other transactions contemplated by the merger agreement.

General

Flex has no obligation (pursuant to the merger agreement or otherwise) to pursue or consummate any further distribution or disposition of its retained beneficial interest in the LLC, including by means of a Distribution or Other Disposition or the Merger Distribution and the Merger, by any specified date or at all. If pursued, any such distribution or disposition would be subject to various conditions, including receipt of any necessary regulatory or other approvals, the existence of satisfactory market conditions and, if pursued, the Merger would be subject to the conditions set forth in the merger agreement (see the section entitled “Certain relationships and related party transactions—merger agreement” for additional detail regarding the conditions to the Merger).

The conditions to any such distribution or disposition, including by means of a Distribution or Other Disposition or the Merger Distribution and the Merger, may not be satisfied. Flex may decide not to consummate any distribution or disposition, including by means of a Distribution or Other Disposition or the Merger Distribution and the Merger, even if the conditions thereto are satisfied or Flex may decide to waive one or more of these conditions and consummate such a distribution or disposition, even if all of the conditions thereto are not satisfied.

Accordingly, we have no certainty when such transactions (and the effectiveness of our related obligations under the separation agreement and the merger agreement) will occur following this offering or if they will occur at all.

Corporate structure

The following diagram sets forth a simplified view of our corporate structure after giving effect to the completion of the Transactions, including this offering. This chart is for illustrative purposes only and does not represent all legal entities affiliated with the entities depicted.

Note:	For the purposes of this diagram only, shares of Class A common stock not outstanding and subject to options, warrants or other rights that will be outstanding upon completion of the Transactions are deemed outstanding for purposes of calculating the percentage total outstanding common stock and economic interest of the various entities depicted in the diagram.

Corporate information

Our principal executive offices are located at 6200 Paseo Padre Parkway, Fremont, California 94555 and our telephone number at that address is (510) 270-2500. Our website is www.nextracker.com. Information contained on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus.

The offering

Class A common stock we are offering	23,255,814 shares of Class A common stock (or 26,744,186 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Total number of Class A common stock outstanding after this offering	38,535,004 shares of Class A common stock (or 42,023,376 shares if the underwriters exercise in full their option to purchase additional shares of Class A common) which consists of:

•

23,255,814 shares of Class A common stock being offered in this offering (or 26,744,186 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

•	15,279,190 shares of Class A common stock beneficially owned by TPG immediately after this offering.

The number of outstanding shares of Class A common stock outstanding after this offering excludes:

•	105,538,708 shares of our Class B common stock which are exchangeable together with an equal number of LLC Common Units for shares of Class A common stock; and

•

12,857,143 shares of our Class A common stock reserved for issuance under our Equity Incentive Plan which will be available for issuance after this offering and which include 1,157,473 shares of Class A common stock issuable upon vesting of RSUs which vest partly upon the completion of this offering, and then from April 2023 to April 2024.

Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to additional shares of Class A common stock at the initial public offering price less the underwriting discount.

Class B common stock to be beneficially owned by Flex immediately after this offering	95,791,805 shares of Class B common stock, representing approximately 65.96% of the total outstanding shares of all of the Company’s common stock (or 92,303,433 shares, representing approximately 63.56% of the total outstanding shares of all of the Company’s common stock, if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and no economic interest in the Company.

Class A common stock to be beneficially owned by TPG immediately after this offering.	15,279,190 shares of Class A common stock, representing approximately 10.52% of the total outstanding shares of all of the Company’s common stock (or 15,279,190 shares, representing approximately 10.52% of the total outstanding shares of all of the Company’s common stock, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Class B common stock to be beneficially owned by TPG immediately after this offering	9,746,903 shares of Class B common stock, representing approximately 6.71% of the total outstanding shares of all of the Company’s common stock (or 9,746,903 shares, representing approximately 6.71% of the total outstanding shares of all of the Company’s common stock, if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and no economic interest in the Company.

LLC Common Units to be beneficially held by us immediately after this offering	38,535,004 LLC Common Units (or 42,023,376 LLC Common Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing approximately 26.75% of the total economic interest in the LLC (or 29.17% if the underwriters exercise in full their option to purchase additional shares of our Class A common stock).

LLC Common Units to be beneficially owned by Flex immediately after this offering	95,791,805 LLC Common Units (or 92,303,433 LLC Common Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing approximately 66.49% of the total economic interest in the LLC (or 64.07% if the underwriters exercise in full their option to purchase additional shares of our Class A common stock).

LLC Common Units to be beneficially owned by TPG immediately after this offering	9,746,903 LLC Common Units (or 9,746,903 LLC Common Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing approximately 6.77% of the total economic interest in the LLC (or 6.77% if the underwriters exercise in full their option to purchase additional shares of our Class A common stock).

Ratio of shares of Class A common stock to LLC Common Units	Our amended and restated certificate of incorporation and the LLC Agreement (as defined below) will require that we and the LLC at all times maintain a one-to-one ratio between the number of shares of Class A common stock outstanding and the number of LLC Common Units owned by us, except as otherwise determined by us.

Ratio of shares of Class B common stock to LLC Common Units	Our amended and restated certificate of incorporation and the LLC Agreement will require that we and the LLC at all times maintain a one-to-one ratio between the number of shares of Class B common stock owned by Yuma, Yuma Sub, TPG and each of their permitted transferees and the number of LLC Common Units owned by Yuma, Yuma Sub, TPG and each of their permitted transferees, except as otherwise determined by us.

Permitted holders of shares of Class B common stock	Immediately after the Transactions, Yuma and Yuma Sub will own 90.76% and TPG will own 9.24% of the outstanding shares of our Class B common stock. Only Yuma, Yuma Sub, TPG and each of their permitted transferees of Class B common stock as described in this prospectus will be permitted to hold shares of our Class B common stock. Shares of Class B common stock are exchangeable for shares of Class A common stock only together with an equal number of LLC Common Units. See the section entitled “Certain relationships and related party transactions—Nextracker LLC agreement.”

Use of proceeds	We expect to receive net proceeds from this offering of approximately $475.0 million (or approximately $546.2 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), based on an initial public offering price of $21.50 per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discount. Approximately $8.3 million of offering expenses will be paid by Flex.

We will use all of the net proceeds from this offering to purchase 23,255,814 LLC Common Units from Yuma (or 26,744,186 LLC Common Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock) at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discount. See the section entitled “Use of proceeds” for additional information.

Voting rights; controlled company

Upon the completion of this offering, the holders of our Class A common stock and Class B common stock will be entitled to one vote per share. Holders of shares of our Class A common stock and Class B common stock will vote together as a single class on all matters requiring approval by our common stockholders unless otherwise required by law. For a description of the rights of the holders of our Class A common stock, see the section entitled “Description of capital stock—Class A common stock.”

Flex, as the indirect owner of 65.96% of the outstanding shares of the Company’s common stock, will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions. See the sections entitled “Principal stockholders” and “Description of capital stock.”

Additionally, upon completion of this offering we will be a “controlled company” within the meaning of the rules of Nasdaq and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. See the section entitled “Management—Controlled company exemption.”

Dividend policy	Immediately prior to the consummation of this Offering, the LLC will make the Distribution in respect of the LLC Units in an aggregate amount of $175.0 million. With respect to such Distribution, $21.7 million shall be distributed to TPG and $103.3 million to Yuma and Yuma Sub in accordance with their pro rata LLC Units and $50.0 million to Flex. The Distribution will be financed, in part, with net proceeds from a $150.0 million term loan under the 2023 Credit Agreement entered into by the LLC which will be guaranteed by Nextracker Inc., and various lenders party thereto. We currently do not anticipate paying any cash distributions or dividends on our Class A common stock after this offering and for the foreseeable future. Holders of our Class B common stock are not entitled to participate in any dividends declared by our board of directors. The payment of any dividends on our Class A common stock in the future, and the timing and amount thereof, is within the discretion of our board of directors. The board’s decisions regarding the payment of dividends will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in our debt facilities, industry practice, legal requirements and other factors that our board deems relevant. Our ability to pay dividends will depend on our ongoing ability to generate cash from operations, the ability of the LLC to make distributions to us, and on our access to the capital markets for liquidity. We cannot guarantee that we will pay a dividend in the future or continue to pay any dividends if we commence paying dividends. Under the LLC Agreement, the LLC generally is required from time to time to make pro rata cash distributions, or tax distributions, to the holders of LLC Units to help each of the holders of the LLC Units to pay taxes on such holder’s allocable share of taxable income of the LLC. Investors in our Class A common stock will not be entitled to receive any such distributions. Investors should not purchase our Class A common stock with the expectation of receiving cash dividends. See “Dividend policy.”

Proposed listing	We have applied to list our Class A common stock on Nasdaq under the symbol “NXT.”

Indications of Interest	Certain funds and accounts managed by subsidiaries of BlackRock, Inc. and by Norges Bank Investment Management, a division of Norges Bank, have, severally and not jointly, indicated an interest in purchasing up to an aggregate of $100 million collectively in shares of our Class A common stock in this offering at the initial public offering price and on the same terms and conditions as the other purchasers in this offering. Because these indications of interest are not binding agreements or commitments to purchase, such purchasers could determine to purchase more, fewer or no shares in this offering or the underwriters could determine to sell more, fewer or no shares to such purchasers. The underwriters will receive the same discount on any of our shares of Class A common stock purchased by certain funds and accounts managed by subsidiaries of BlackRock, Inc. and by Norges Bank Investment Management, a division of Norges Bank, as they will from any other shares of Class A common stock sold to the public in this offering.

Risk factors	See the section entitled “Risk factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our Class A common stock.

In addition, unless we specifically state otherwise, the information in this prospectus assumes a 1-for-2.1 reverse unit split with respect to the units issued by the LLC, which became effective on January 30, 2023.

Summary historical and pro forma condensed combined financial and other data

The following summary financial data reflects the combined assets and results of operations and other operating data of the operations that comprise the legacy solar tracker business of Flex, including the LLC (formerly known as NEXTracker Inc.) and its subsidiaries. We derived the summary historical and pro forma condensed combined statement of operations and comprehensive income data for the six-month periods ended September 30, 2022 and October 1, 2021 and the years ended March 31, 2022, 2021 and 2020, and the combined balance sheet data as of September 30, 2022 and March 31, 2022 and 2021, from our historical unaudited condensed combined financial statements and our historical audited combined financial statements, which are included elsewhere in this prospectus, and from our unaudited combined pro forma financial statements included in the “Unaudited pro forma condensed combined financial statements” section of this prospectus.

Throughout the period covered by the combined financial statements included elsewhere in this prospectus, we did not operate as a separate entity and stand-alone separate historical financial statements for us have not been prepared. These combined financial statements have been derived from Flex’s historical accounting records and are presented on a carve-out basis. All sales and costs as well as assets and liabilities directly associated with our business activity are included as a component of the combined financial statements. The combined financial statements also include allocations of certain general, administrative, sales and marketing expenses and cost of sales from Flex’s corporate office and allocations of related assets, liabilities, and Flex’s investment, as applicable. The allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the combined financial statements had we been an entity that operated separately from Flex during the periods presented. In addition, the results for the six-month period ended September 30, 2022 should not be viewed as indicative of the results that may be expected for the fiscal year ending March 31, 2023. During the fourth quarter of fiscal year 2022, we entered into a transition services agreement with Flex, whereby Flex agreed to provide or cause to be provided certain services to us, which were previously included as part of the allocations from Flex. As consideration, we agreed to pay Flex the amount specified for each service as described in the transition service agreement. See the section entitled “Certain relationships and related party transactions—Agreements with Flex.” Related-party allocations, including the method for such allocations, are discussed further in “Relationship with parent and related parties” in Note 8 of the notes to the audited combined financial statements included elsewhere in this prospectus.

The summary unaudited pro forma condensed combined financial data presented below has been prepared to reflect the Transactions. The summary unaudited pro forma condensed combined financial data has been derived from our unaudited pro forma condensed combined financial statements included elsewhere in this prospectus. The unaudited pro forma condensed combined statement of operations and comprehensive income (loss) data presented reflects the financial results as if the Transactions, including this offering, occurred on April 1, 2021, which was the first day of fiscal year 2022. The unaudited pro forma condensed combined balance sheet as of September 30, 2022 gives effect to the Transactions and this offering as if they had occurred on September 30, 2022. The unaudited pro forma condensed combined financial statements consist of an unaudited pro forma condensed combined balance sheet as of September 30, 2022 and unaudited pro forma condensed combined statement of operations and comprehensive income (loss) for the six-month period ended September 30, 2022 and the year ended March 31, 2022, prepared in accordance with GAAP. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information.

The unaudited pro forma condensed combined financial statements are not necessarily indicative of our results of operations or financial condition had the Transactions and our anticipated post-Transaction capital structure been completed on the dates assumed. Also, they may not reflect the results of operations or financial condition that would have resulted had we been operating as a separate, publicly-traded company during such periods. In addition, they are not necessarily indicative of our future results of operations or financial position.

The summary historical combined financial and other data of Nextracker Inc., the issuer of the Class A common stock being offered hereby, has not been presented because it is a newly incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented below.

This summary historical and pro forma condensed combined financial and other data should be reviewed in combination with the sections entitled “Unaudited pro forma condensed combined financial statements,” “Capitalization,” “Selected historical combined financial data,” “Management’s discussion and analysis of financial condition and results of operations” and the combined financial statements and accompanying notes included in this prospectus.

	Six-month periods ended			Fiscal year ended March 31,
		Unaudited historical			Historical
(In thousands, except share and per share data)	Unaudited Nextracker Inc. pro forma September 30, 2022	September 30, 2022	October 1, 2021	Unaudited Nextracker Inc. pro forma 2022	2022	2021	2020

Combined Statement of Operations and Comprehensive Income Data:
Revenue	$870,372	$ 870,372	$680,172	$1,457,592	$1,457,592	$1,195,617	$1,171,287
Cost of sales	755,970	755,970	605,857	1,310,561	1,310,561	963,636	958,380

Gross profit	114,402	114,402	74,315	147,031	147,031	231,981	212,907
Selling, general and administrative expenses	41,625	36,862	26,140	74,106	66,948	60,442	55,361
Research and development	8,299	8,299	6,951	14,176	14,176	13,008	8,641

Operating income	64,478	69,241	41,224	58,749	65,907	158,531	148,905
Interest and other, net	6,053	1,248	280	11,659	799	502	(24)

Income before income taxes	58,425	67,993	40,944	47,090	65,108	158,029	148,929
Provision for income taxes	14,449	16,776	8,371	9,821	14,195	33,681	30,673

Net income and comprehensive income	43,976	$51,217	$32,573	37,269	$50,913	$124,348	$118,256

Net income and comprehensive income attributable to non-controlling	36,878			31,253

Net income and comprehensive income attributable to Nextracker Inc.	7,098			6,016
The Distribution	—			(21,713)
Paid-in-kind dividend for the LLC Preferred Units	(12,500)			(4,168)

Pro forma net loss available to common stockholders	$(5,477)			$(19,865)

	Six-month periods ended			Fiscal year ended March 31,
		Unaudited historical			Historical
(In thousands, except share and per share data)	Unaudited Nextracker Inc. pro forma 2022	September 30, 2022	October 1, 2021	Unaudited Nextracker pro forma 2022	2022	2021	2020
Basic pro forma net loss per share	$(0.13)			$(0.46)
Diluted pro forma net loss per share	$(0.13)			$(0.46)
Weighted average number of common shares outstanding, basic	43,439,323			43,439,323
Weighted average number of common shares outstanding, diluted	43,439,323			43,439,323

	As of September 30, 2022		As of March 31,
			Historical
(In thousands)	Unaudited Nextracker Inc. pro forma	Unaudited historical	2022	2021

Combined Balance Sheet Data:
Working capital(1)	$299,539	$333,700	$240,691	$191,902
Total assets	1,400,968	1,287,758	1,017,289	880,969
Accumulated net parent investment	—	86,400	(3,035)	456,047
Total equity (deficit)	83,705	86,400	(3,035)	456,047

(1)	Working capital is defined as current assets, less current liabilities.

	Six-month periods ended		Fiscal year ended March 31,
(In thousands)	September 30, 2022	October 1, 2021	2022	2021	2020
	(unaudited)

Combined Statements of Cash Flows Data:
Net cash provided by (used in) operating activities	$52,461	$(31,187)	$(147,113)	$94,273	$240,999
Net cash used in investing activities	(1,311)	(3,272)	(5,750)	(2,963)	(1,655)
Net cash provided by (used in) financing activities	3,989	(26,422)	(8,656)	96,329	(250,765)

	Six-month periods ended		Fiscal year ended March 31,
(In thousands, except percentages)	September 30, 2022	October 1, 2021	2022	2021	2020

Other Financial Information:
Non-GAAP gross profit(1)	$115,282	$78,911	$152,599	$242,016	$222,503
Non-GAAP operating income(1)	73,614	49,987	90,363	177,850	168,025
Non-GAAP net income(1)	53,800	38,991	69,870	140,279	134,260
Adjusted EBITDA(1)	73,764	51,072	92,279	179,164	170,663
Net income (% of revenue)	5.9%	4.8%	3.5%	10.4%	10.1%
Adjusted EBITDA (% of revenue)(1)	8.5%	7.5%	6.3%	15.0%	14.6%
Adjusted free cash flow	$51,150	$(34,459)	$(152,863)	$91,810	$239,344

(1)	Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted free cash flow are intended as supplemental measures of performance that are neither required by, nor presented in accordance with, GAAP. We present these non-GAAP financial measures because we believe they assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. In addition, we may use all or any combination of Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted free cash flow as factors in evaluating management’s performance when determining incentive compensation and to evaluate the effectiveness of our business strategies.

Among other limitations, Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted free cash flow do not reflect our cash expenditures or future capital expenditures or contractual commitments (including under the Tax Receivable Agreement), do not reflect the impact of certain cash or non-cash charges resulting from matters we consider not to be indicative of our ongoing operations and do not reflect the associated income tax expense or benefit related to those charges. In addition, other companies in our industry may calculate Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted free cash flow differently from us, which further limits their usefulness as comparative measures.

Because of these limitations, Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted free cash flow should not be considered in isolation or as substitutes for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted free cash flow on a supplemental basis. You should review the reconciliation to the most directly comparable GAAP measure of Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted free cash flow below and not rely on any single financial measure to evaluate our business.

	Six-month periods ended		Fiscal year ended March 31,
(In thousands, except percentages)	September 30, 2022	October 1, 2021	2022	2021	2020
	(unaudited)

Reconciliation of GAAP to Non-GAAP Financial Measures:
GAAP gross profit	$114,402	$74,315	$147,031	$231,981	$212,907
Stock-based compensation expense	755	679	1,526	1,953	1,643
Intangible amortization	125	3,917	4,042	8,082	7,953

Non-GAAP gross profit	$115,282	$78,911	$152,599	$242,016	$222,503

GAAP operating income	$69,241	$41,224	$65,907	$158,531	$148,905

	Six-month periods ended		Fiscal year ended March 31,
(In thousands, except percentages)	September 30, 2022	October 1, 2021	2022	2021	2020
	(unaudited)
Stock-based compensation expense	1,850	1,380	3,048	4,306	4,236
Intangible amortization	1,082	7,383	8,465	15,013	14,884
Legal costs(1)	1,528	—	12,943	—	—
Other	(87)	—	—	—	—

Non-GAAP operating income	$73,614	$49,987	$90,363	$177,850	$168,025

GAAP net income	$51,217	$32,573	$50,913	$124,348	$118,256
Stock-based compensation expense	1,850	1,380	3,048	4,306	4,236
Intangible amortization	1,082	7,383	8,465	15,013	14,884
Adjustment for taxes	(1,790)	(2,345)	(5,499)	(3,388)	(3,116)
Legal costs(1)	1,528	—	12,943	—	—
Other	(87)	—	—	—	—

Non-GAAP net income	$53,800	$38,991	$69,870	$140,279	$134,260

Net income	$51,217	$32,573	$50,913	$124,348	$118,256
Interest, net	(165)	34	34	20	(144)
Provision for income taxes	16,776	8,371	14,195	33,681	30,673
Depreciation expense	1,563	1,331	2,681	1,796	2,758
Intangible amortization	1,082	7,383	8,465	15,013	14,884
Stock-based compensation expense	1,850	1,380	3,048	4,306	4,236
Legal costs(1)	1,528	—	12,943	—	—
Other	(87)	—	—	—	—

Adjusted EBITDA	$73,764	$51,072	$92,279	$179,164	$170,663

Net income (% of revenue)	5.9%	4.8%	3.5%	10.4%	10.1%
Adjusted EBITDA (% of revenue)	8.5%	7.5%	6.3%	15.0%	14.6%
Net cash provided by (used in) operating activities	$52,461	$(31,187)	$(147,113)	$94,273	$240,999
Purchase of property and equipment	(1,335)	(3,439)	(5,917)	(2,463)	(1,655)
Proceeds from disposition of property and equipment	24	167	167	—	—

Adjusted free cash flow	$51,150	$(34,459)	$(152,863)	$91,810	$239,344

(1)	Represents additional charges incurred in relation to the litigation with Array Technologies, Inc (“ATI”), as further described in Note 9, “Commitments and contingencies” to the combined financial statements. The estimated net settlement and direct legal costs in the aggregate are excluded from the Company’s Non-GAAP income. Based on historical experience, we do not believe that the settlement and associated charges are normal, recurring operating expenses indicative of our core operating performance, nor were these charges taken into account as factors in evaluating management’s performance when determining incentive compensation or to evaluate the effectiveness of the Company’s business strategies.

Preliminary financial results for the three and nine months ended December 31, 2022 (unaudited)

We are in the process of finalizing our financial results for the three and nine months ended December 31, 2022. The following presents certain preliminary financial results representing our estimates as of and for the three and nine months ended December 31, 2022, which are based only on currently available information and do not present all necessary information for an understanding of our financial condition as of December 31, 2022 or our results of operations for the three and nine months ended December 31, 2022. We have provided estimates for the unaudited financial data described below primarily because our financial closing procedures for the three and nine months ended December 31, 2022 are not yet complete. Our final actual reported results may vary from these preliminary estimates and may not be indicative of our final reported financial results for these periods or for the remainder of our fiscal 2023 or any other future period.

We expect to complete our financial statements for the three and nine months ended December 31, 2022 subsequent to the completion of this offering. While we are currently unaware of any items that would require us to make adjustments to the financial data set forth below, it is possible that we or our independent registered public accounting firm may identify such items as we complete our financial statements and any resulting changes could be material. Accordingly, undue reliance should not be placed on these preliminary financial estimates, which are subject to risks and uncertainties, many of which are not within our control. These preliminary estimates should be read in conjunction with our audited combined financial statements and the related notes thereto, our unaudited condensed combined financial statements and the related notes thereto, and the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors,” and “Special Note Regarding Forward-Looking Statements” included elsewhere in this prospectus.

The preliminary financial results presented below have been prepared by and are the responsibility of management. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the preliminary three- and nine-month periods ended December 31, 2022 financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the preliminary three- and nine-month periods ended December 31, 2022 financial information.

Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted free cash flow are intended as supplemental measures of performance that are neither required by, nor presented in accordance with, GAAP. We present these non-GAAP financial measures because we believe they assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. In addition, we may use all or any combination of Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted free cash flow as factors in evaluating management’s performance when determining incentive compensation and to evaluate the effectiveness of our business strategies.

Among other limitations, Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted free cash flow do not reflect our cash expenditures or future capital expenditures or contractual commitments (including under the Tax Receivable Agreement), do not reflect the impact of certain cash or non-cash charges resulting from matters we consider not to be indicative of our ongoing operations and do not reflect the associated income tax expense or benefit related to those charges. In addition, other companies in our industry may calculate Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted free cash flow differently from us, which further limits their usefulness as comparative measures.

Because of these limitations, Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted free cash flow should not be considered in isolation or as substitutes for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted free cash flow on a supplemental basis. You should review the reconciliation to the most directly comparable GAAP measure of Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted free cash flow below and not rely on any single financial measure to evaluate our business.

	Nine-month periods ended		Three-month periods ended
(In millions)	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
	(unaudited)

Reconciliation of GAAP to Non-GAAP Financial Measures:
GAAP gross profit	$197	$108	$82	$34
Stock-based compensation expense	1	1	1	—
Intangible amortization	—	4	—	—

Non-GAAP gross profit	$198	$113	$83	$34

GAAP operating income	$128	$58	$58	$17
Stock-based compensation expense	3	2	1	1
Intangible amortization	1	8	—	—
Legal	1	—	—	—
Other	—	—	—	—

Non-GAAP operating income	$133	$68	$59	$18

GAAP net income	$94	$45	$42	$13
Stock-based compensation expense	3	2	1	1
Intangible amortization	1	8	—	—
Adjustment for taxes	(2)	(2)	—	—
Legal	1	—	—	—
Other	—	—	—	—

Non-GAAP net income	$97	$53	$43	$14

Net income	$94	$45	$42	$13
Interest, net	—	—	—	—
Provision for income taxes	35	13	18	4
Depreciation expense	2	2	1	1
Intangible amortization	1	8	—	—
Stock-based compensation expense	3	2	1	1
Legal	1	—	—	—
Other	—	—	—	—

Adjusted EBITDA	$136	$70	$62	$19

Net income (% of revenue)	6.8%	4.4%	8.3%	3.7%
Adjusted EBITDA (% of revenue)	9.8%	6.9%	12.2%	5.6%

	Nine-month periods ended
(In millions)	December 31, 2022	December 31, 2021
	(unaudited)

Reconciliation of GAAP to Non-GAAP Financial Measures:
Net cash provided by (used in) operating activities	$72	$(106)
Purchase of property and equipment	(3)	(5)
Proceeds from disposition of property and equipment	—	—

Adjusted free cash flow	$69	$(111)

Risk factors

Investing in our Class A common stock involves a high degree of risk. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide to purchase shares of our Class A common stock. If any of the following risks occur, it could have a material adverse effect on our business, financial condition, results of operations or prospects. Risks that are not presently known to us or that we do not currently consider material could also have a material adverse effect on our business, financial condition, results of operations or prospects. If any of these or the following risks occur, the trading price of our Class A common stock could decline, and you could lose part or all of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. See the section entitled “Special note regarding forward-looking statements.”

Risks related to our business and our industry

The demand for solar energy and, in turn, our products are impacted by many factors outside of our control, and if such demand does not continue to grow or grows at a slower rate than we anticipate, our business and prospects will suffer.

Our future success depends on continued demand for utility-scale solar energy. Solar energy is a rapidly evolving and competitive market that has experienced substantial changes in recent years, and we cannot be certain that EPCs, developers and owners and operators of solar projects will remain active in the market or that new potential customers will pursue solar energy as an energy source at levels sufficient to grow our business. The demand for solar energy, and in turn, our products, may be affected by many factors outside of our control, including:

•	availability, scale and scope of government subsidies, government incentives and financing sources to support the development and commercialization of solar energy solutions;
•	levels of investment by project developers and owners of solar energy products, which tend to decrease when economic growth slows;
•	the emergence, continuance or success of, or increased government support for, other alternative energy generation technologies and products;
•	the cost and availability of raw materials and components necessary to produce solar energy, including steel and polysilicon; and
•	regional, national or global macroeconomic trends, which could affect the demand for new energy resources.

If demand for solar energy fails to continue to grow, demand for our products will plateau or decrease, which would have an adverse impact on our ability to increase our revenue and grow our business. If we are not able to mitigate these risks and overcome these difficulties successfully, our business and prospects will be materially and adversely affected.

Competitive pressures within our industry may harm our business, result of operations, financial condition and prospects.

We face intense competition from a large number of solar tracker companies in nearly all of the markets in which we compete. The solar tracker industry is currently fragmented. This may result in price competition being greater than expected, which would affect our margins.

Some of our competitors are developing or are currently manufacturing products based on different solar power technologies that may ultimately have costs similar to or lower than our projected costs. In addition, some of our competitors have longer operating histories, lower costs of goods sold, lower operating costs, greater name and brand recognition in specific markets in which we compete or intend to sell our products, greater market shares, access to larger customer bases, greater resources and significantly greater economies of scale than we do. Additionally, new competitors may decide to enter our market as a result of, among other factors, lower barriers to entry and lower research and development costs in comparison with the average costs in research and development in other energy industries. We may also face adverse effects from increased competition in the solar EPC market by EPCs subjecting their subcontractors, such as us, to flow-down contractual clauses which provide that a subcontractor’s obligations to an EPC are identical to the obligations the EPC has to the EPC’s end customer. This may result in higher contractual risk to us, such as “pay if paid” clauses that requires EPCs to pay us only when the EPC’s end customer pays the EPC, higher liquidated damages amounts, increased contractual liabilities above 100% of the contract value and more limited force majeure clauses, among others. As the solar energy market continues to grow, EPCs are also expected to increasingly seek second sources for their suppliers. Any of these factors may materially and adversely affect our business, result of operations, financial condition and prospects.

We face competition from conventional and renewable energy sources that may offer products and solutions that are less expensive or otherwise perceived to be more advantageous than solar energy solutions, which could materially and adversely affect the demand for and the average selling price of our products and services.

We face significant competition from providers of conventional and renewable energy alternatives such as coal, nuclear, natural gas and wind to the extent they are able to offer energy solutions that are less expensive than solar energy and our products. We compete with conventional energy sources primarily based on price, predictability of price and energy availability and the ease with which customers can use electricity generated by solar energy projects. If solar energy systems cannot offer a compelling value to customers based on these factors, then our business growth may be impaired.

Conventional energy sources generally have substantially greater financial, technical, operational and other resources than solar energy sources, and as a result may be able to devote more resources to the research, development, promotion and product sales or respond more quickly to evolving industry standards and changes in market conditions than solar energy systems. Conventional and other renewable energy sources may be better suited than solar for certain locations or customer requirements, and may also offer other value-added products or services that could help them compete with solar energy sources, even if the cost of electricity they offer is higher than solar energy sources. In addition, the source of a majority of conventional energy electricity is non-renewable, which may in certain markets allow them to sell electricity more cheaply than electricity generated by solar generation facilities. Non-renewable generation is typically available for dispatch at any time, as it is not dependent on the availability of intermittent resources such as sunlight.

The cost-effectiveness, performance and reliability of solar energy products and services, compared to conventional and renewable energy sources, could materially and adversely affect the demand for and the average selling price of our products and services.

Our results of operations may fluctuate from quarter to quarter, which could make our future performance difficult to predict and could cause our results of operations for a particular period to fall below expectations.

Our quarterly results of operations are difficult to predict and may fluctuate significantly in the future. Because we recognize revenue on projects as legal title to equipment is transferred from us to the customer, any delays in large projects from one quarter to another for any reason may cause our results of operations for a particular period to fall below expectations. We have experienced seasonal and quarterly fluctuations in the past as a result of fluctuations in our customers’ businesses as well as seasonal weather-related disruptions. For example, our customers’ ability to install solar energy systems is affected by weather, such as during the winter months. Inclement weather may also affect our logistics and operations by causing delays in the shipping and delivery of our materials, components and products which may, in turn, cause delays in our customers’ solar projects.

Further, given that we operate in a rapidly growing industry, the true extent of these fluctuations may have been masked by our recent growth rates and consequently may not be readily apparent from our historical results of operations and may be difficult to predict. Our financial performance, sales, working capital requirements and cash flow may fluctuate, and our past quarterly results of operations may not be good indicators of future performance or prospects. Any substantial fluctuation in revenues could have an adverse effect on our financial condition, results of operations, cash flows and stock price for any given period.

The reduction, elimination or expiration of government incentives for, or regulations mandating the use of, renewable energy and solar energy specifically could reduce demand for solar energy systems and harm our business.

Federal, state, local and foreign government bodies provide incentives to owners, end users, distributors and manufacturers of solar energy systems to promote solar electricity in the form of tax credits, rebates and other financial incentives. See the section entitled “Business—Government incentives.” The range and duration of these incentives varies widely by jurisdiction. Our customers typically use our systems for grid-connected applications wherein solar power is sold under a power purchase agreement or into an organized electric market. This segment of the solar industry has historically depended in large part on the availability and size of government incentives supporting the use of renewable energy. Consequently, the reduction, elimination or expiration of government incentives for grid-connected solar electricity may negatively affect the competitiveness of solar electricity relative to conventional and non-solar renewable sources of electricity, and could harm or halt the growth of the solar electricity industry and our business. These reductions, eliminations or expirations could occur without warning. Any changes to the existing framework of these incentives could cause fluctuation in our results of operations.

The recently-enacted Inflation Reduction Act of 2022 (the “IRA”) makes significant changes to the tax credit regime that applies to solar facilities. As a result of changes made by the IRA, United States taxpayers generally will be entitled to a 30% investment tax credit (“ITC”) for projects placed in service after 2021, increased to 40% if certain “domestic content” requirements are satisfied, subject, in each case, to an 80% reduction if certain wage and apprenticeship requirements are not satisfied or deemed satisfied (either because the project has a net output of less than 1 megawatt or because construction begins before January 29, 2023, the date that is 60 days after the IRS released guidance relating to the prevailing wage and apprenticeship requirements). Generally speaking, to meet the domestic content requirements a qualified facility must show that the project incorporates domestically sourced iron, steel, and manufactured products. In addition, certain other incremental credits are potentially available for facilities located in “energy communities” or “low income communities” or that are part of “low-income benefit projects” or “low-income residential building projects”.

As a result of changes made by the IRA, United States taxpayers will generally also be allowed to elect to receive a production tax credit (“PTC”) in lieu of the ITC for qualified solar facilities the construction of which begins before January 1, 2025 that are placed in service after 2021. The PTC is available for electricity produced and sold to unrelated persons in the ten years following a project’s placement in service and is equal to an inflation-adjusted amount (currently 2.6 cents per kilowatt hour, assuming the prevailing wage requirements described above are satisfied or deemed satisfied, reduced by 80% if those requirements are not satisfied) for every kilowatt-hour of electricity produced by a facility. The available credit amount is increased by 10% if the domestic content requirements described above are satisfied. Certain additional incremental PTCs are also available similar to the incremental ITCs described above.

In the case of projects placed in service after 2024, each of the ITC and PTC will be replaced by similar “technology neutral” tax credit incentives that mimic the ITC and PTC but also require that projects satisfy a “zero greenhouse gas emissions” standard (which solar does) in order to qualify for the credits. This new credit regime will continue to apply to projects that begin construction prior to the end of 2033 (and possibly later), at which point the credits will become subject to a phase-out schedule.

While these changes are intended to encourage investments in new solar projects, the impact these changes will have on our results of operations is unclear. In particular, the tax credit regime in place prior to the IRA’s enactment provided annual reductions in the applicable credit amount at the beginning of 2023 and 2024 and therefore encouraged customers to acquire our products prior to calendar year-end dates in order to qualify for a higher tax credit available for projects that commenced construction (within the meaning of IRS guidance) prior to those dates. As a result of the changes made by the IRA, while there may continue to be an incentive for taxpayers to commence construction on facilities before certain dates, the tax credits will not experience annual reductions similar to those that would have occurred at the end of 2022 and 2023 for at least ten years and therefore customer sales may not be as high as they otherwise would have been through 2023 with the prior ITC step-down schedule. This change could have an adverse impact on our results of operations in the near term, as we anticipated an increase in demand for our products in calendar years 2022 and 2023 (and our fiscal years 2023 and 2024) related to the prior ITC step-down schedule.

In addition, if we are unable to meet the domestic content requirements necessary for customers using our tracker products to qualify for the incremental domestic content bonus credit and our competitors are able to do so, we might experience a decline in sales for U.S. projects. The timing and nature of implementing regulations clarifying the domestic content requirements as applied to our products remain uncertain. Depending on the criteria set forth in those regulations, we may not have an adequate supply of tracker products satisfying the requirements. In addition, compliance with this requirement may increase our production costs. As a result of these risks, the domestic content requirement may have a material adverse impact on our U.S. sales, business and results of operations.

Finally, if our customers are unable to satisfy the prevailing wage and apprenticeship requirements described above, the credits available to them will be lower than the credits available to them under prior law. Satisfaction of these requirements is outside of our control. If a significant portion of our customers is unable to satisfy these requirements, demand for our tracker products may be adversely impacted by the reduced credits available relative to current law.

Federal, state, local and foreign government bodies have implemented additional policies that are intended to promote or mandate renewable electricity generally or solar electricity in particular. For example, many U.S. states have adopted procurement requirements for renewable energy production and/or a renewable portfolio standard (“RPS”) that requires regulated utilities to procure a specified percentage of total electricity delivered to customers in the state from eligible renewable energy sources, including utility-scale solar power generation facilities, by a specified date. While the recent trend has been for jurisdictions with RPSs to maintain or expand them, there have been certain exceptions and there can be no assurances that RPSs or other policies supporting renewable energy will continue. Proposals to extend compliance deadlines, reduce renewable requirements or solar set-asides, or entirely repeal RPSs emerge from time to time in various jurisdictions. Reduction or elimination of RPSs, as well as changes to other renewable-energy and solar-energy policies, could reduce the potential growth of the solar energy industry and materially and adversely affect our business.

Moreover, policies of recent U.S. presidential administrations have created regulatory uncertainty in the renewable energy industry, including the solar energy industry, and adversely affect our business. For example, in the span of less than six years, the United States joined, withdrew from, and then rejoined the 2015 Paris Agreement on climate change mitigation following changes in administration from former U.S. Presidents Obama and Trump to current U.S. President Biden. President Biden has not yet proposed a rule to regulate greenhouse gas emissions, and it is uncertain whether new regulations would promote solar energy development. In addition, the U.S. Supreme Court’s decision on June 30, 2022 in West Virginia v. EPA, holding that the U.S. Environmental Protection Agency (“EPA”) exceeded its authority in enacting a subsequently repealed rule that would have allowed electric utility generation facility owners to reduce emissions with

“outside the fence measures” may limit EPA’s ability to address greenhouse gas emissions comprehensively without specific authorization from Congress.

The international markets in which we operate or may operate in the future may have or may put in place policies to promote renewable energy, including solar. These incentives and mechanisms vary from country to country. In seeking to achieve growth internationally, we may make investments that, to some extent, rely on governmental incentives and support in a new market.

There is no assurance that these governments will continue to provide sufficient incentives and support to the solar industry and that the industry in any particular country will not suffer significant downturns in the future as the result of changes in public policies or government interest in renewable energy, any of which would adversely affect demand for our solar products.

Furthermore, corporate social responsibility efforts, such as net zero emission pledges, have fostered private sector investment in solar energy systems in recent years. To the extent that these corporate policies are redirected away from renewable energy in general or solar energy in particular, the demand for our solar products would be adversely affected.

Finally, the solar industry has in past years experienced periodic downturns due to, among other things, changes in subsidies and incentives, as well as other policies and regulations, which, as noted above, may affect the demand for our products. Although the solar industry has recovered from these downturns in the past, there is no assurance that the solar industry will not suffer significant downturns in the future, which would adversely affect demand for our solar products.

We rely heavily on our suppliers and our operations could be disrupted if we encounter problems with our suppliers or if there are disruptions in our supply chain.

We purchase our components through arrangements with various suppliers located across the globe. We depend on our suppliers to source materials and manufacture critical components for our products. Our reliance on these suppliers makes us vulnerable to possible capacity constraints and reduced control over component availability, delivery schedules and costs which could disrupt our ability to procure these components in a timely and cost-efficient manner. The suppliers rely on other suppliers to provide them with raw materials and sub-components that are critical to manufacturing the components of our tracker products. Any shortages of components and materials would affect our ability to timely deliver our products to our customers consistent with our contractual obligations, which may result in liquidated damages or contractual disputes with our customers, harm our reputation and lead to a decrease in demand for our products.

Our ability to deliver our products in a cost efficient manner have in recent years and could continue to be adversely impacted by other factors not within our control, including, but not limited to, shortages in available cargo capacity, changes by carriers and transportation companies in policies and practices such as scheduling, pricing, payment terms and frequency of service, increases in the cost of fuel, sanctions and labor availability and cost.

Further, our products are manufactured from steel and, as a result, our business is significantly affected by the price of steel. When steel prices are higher, the prices that we charge customers for our products may increase, which may decrease demand for our products. If we do not increase our prices due to an increase in the price of steel, we will experience lower profitability on our products. Conversely, if steel prices decline, customers may demand lower prices and our and our competitors’ responses to those demands could result in lower sale prices, lower volume, and consequently, negatively affect our profitability. A significant portion of our steel is derived directly or indirectly from steel mills located in China. At times, pricing and availability of steel can be volatile due to numerous factors beyond our control, including general domestic and international economic conditions, global capacity, import levels, fluctuations in the costs of raw materials necessary to produce steel, sales levels, competition, consolidation of steel producers, labor costs, import duties and tariffs and foreign currency exchange rates. This volatility can significantly affect the availability and cost of steel which may impact our profitability and results of operations.

In addition, as noted above, the recently-enacted IRA provides incremental tax credits for U.S. solar projects satisfying domestic content requirements. While the impact of these requirements on us will remain unclear pending the release of implementing regulations, if we are unable to provide our tracker products in a manner that satisfies applicable domestic content requirements and our competitors are able to do so, we might experience a decline in sales for U.S. projects. In addition, compliance with these requirements may increase our production costs. In light of the foregoing, our U.S. sales, profitability and results of operations in the United States may be adversely affected by the applicable domestic content requirements which must be satisfied in order for solar projects to be eligible for these incremental credits.

Other events that could also cause disruptions to our supply chain include:

•

the imposition of additional duties, tariffs and other charges or quotas on imports and exports, or other trade law provisions or regulations, and our inability to pass along such charges to our customers;

•	continued or renewed instability in the global supply of semiconductors, which has and could continue to impact the timely receipt of our self-powered controller;

•	foreign currency fluctuations;

•	inflationary pressure and its impact on labor, commodities and fuel prices;

•

natural disasters, severe weather, political instability, war, terrorist attacks, social unrest and economic instability in the regions in which our suppliers are located, or through which our components and materials travel;

•	public health issues and epidemic diseases, such as the COVID-19 pandemic, and their effects (including measures taken by governmental authorities in response to their effects);

•	theft or other loss;

•	restrictions on the transfer of funds;

•	the financial instability or bankruptcy of suppliers; and

•	significant labor disputes, strikes, work stoppages or boycotts.

Any significant disruption to our ability to procure our products, and our suppliers’ ability to procure materials to manufacture our products and components for our products could increase the cost or reduce or delay the supply of components and materials available to us and adversely affect our business, financial condition, results of operations and profitability. Further, if any of our suppliers were unable or unwilling to manufacture the components that we require for our products in sufficient volumes and at high quality levels or renew existing terms under supply agreements, we would need to identify, qualify and select acceptable alternative suppliers. An alternative supplier may not be available to us when needed or may not be in a position to satisfy our quality or production requirements on commercially reasonable terms, including price. Any significant interruption in manufacturing by our suppliers would require us to reduce our supply of products to our customers or increase our shipping costs to make up for such delays, which in turn could reduce our revenues and margins, harm our relationships with our customers, damage our reputation with other stakeholders involved with solar projects and cause us to forego potential revenue opportunities.

Economic, political and market conditions can adversely affect our business, results of operations and financial condition, including our revenue growth and profitability, which in turn could adversely affect our stock price.

Macroeconomic developments such as the global or regional economic effects resulting from the current Russia-Ukraine conflict, increasing inflation rates and related economic curtailment initiatives, the COVID-19 pandemic, evolving trade policies between the U.S. and international trade partners, or the occurrence of similar events in other countries that lead to uncertainty or instability in economic, political or market conditions could negatively affect our business, operating results, financial condition and outlook, which, in turn, could adversely affect our stock price. Political issues and conflicts could have a material adverse effect on our results of operations and financial condition if they escalate into geographies in which we do business or obtain our components. For example, the recent and continuing conflict arising from the invasion of Ukraine by Russia has reduced the availability of material that can be sourced in Europe and, as a result increased logistics costs for the procurement of certain inputs and materials used in our products. The conflict could also adversely impact macroeconomic conditions, give rise to regional instability and result in heightened economic tariffs, sanctions and import-export restrictions from the U.S. and the international community in a manner that adversely affects us, including to the extent that any such actions cause material business interruptions or restrict our ability in this region to conduct business with certain suppliers. Additionally, such conflict or sanctions may significantly devalue various global currencies and have a negative impact on economies in geographies in which we do business. Any general weakening of, and related declining corporate confidence in, the global economy could cause current or potential customers to reduce or eliminate their budgets and spending, which could cause customers to delay, decrease or cancel projects with us which would have a negative effect on our business, operating results and financial condition.

We are subject to governmental economic sanctions requirements and export controls that could impair our ability to compete in international markets or subject us to liability if we are not in compliance with applicable laws.

The export of our products and services is subject to U.S. export control laws and regulations, including the Export Administration Regulations, or EAR, and trade and economic sanctions maintained by the Office of Foreign Assets Control, or OFAC. As such, an export license may be required to export or reexport our products or services to certain countries and end-users for certain end-uses. If we were to fail to comply with such U.S. export controls laws and regulations, U.S. economic sanctions or other similar laws, we could be subject to both civil and criminal penalties, including substantial fines, possible incarceration for employees and managers for willful violations and the possible loss of our export or import privileges. Obtaining the necessary export license for a particular sale or transaction may not be possible and may be time-consuming and may result in the delay or loss of sales opportunities. Further, U.S. export control laws and economic sanctions in many cases prohibit the export of services to certain U.S. embargoed or sanctioned countries, governments and persons, as well as for prohibited end-uses. Even though we take precautions to ensure that we comply with all relevant export control laws and regulations, any failure to comply with such laws and regulations could have negative consequences for us, including reputational harm, government investigations and penalties.

Changes in the global trade environment, including the imposition of import tariffs, could adversely affect the amount or timing of our revenues, results of operations or cash flows.

Escalating trade tensions, particularly between the United States and China, have led to increased tariffs and trade restrictions, including tariffs applicable to certain materials and components for our products such as steel or for products used in solar energy projects more broadly, such as solar modules and solar cells. More specifically, in March 2018, the United States imposed a 25% tariff on steel imports and has imposed additional tariffs and quotas on steel imports pursuant to Section 232 of the Trade Expansion Act of 1962. We have used and continue to use overseas suppliers of steel and these tariffs could result in interruptions in the supply chain and impact costs and our gross margins. Additionally, in January 2018, the United States adopted a safeguard tariff on imported solar modules and cells pursuant to Section 201 of the Trade Act of 1974. The tariff was initially set at 30%, with a gradual reduction over four years to 15%. On February 4, 2022, President Biden extended the safeguard tariff for an additional four years, starting at a rate of 14.75% and reducing that rate each year to 14% in 2026, and directed the United States Trade Representative to conclude agreements with Canada and Mexico on trade in solar products. On July 7, 2022, the United States and Canada entered into a non-binding memorandum of understanding in which the United States agreed to suspend application of the safeguard tariff to Canadian crystalline silicon photovoltaic cells imported as of February 1, 2022. While this tariff does not apply directly to the components we import, it may indirectly affect us by impacting the financial viability of solar energy projects, which could in turn reduce demand for our products. Furthermore, effective September 2018, the United States adopted a 10% tariff on an extensive list of products imported from China under Section 301 of the Trade Act of 1974, including inverters and power optimizers commonly used in solar projects. In June 2019, the U.S. Trade Representative increased the rate of such tariffs from 10% to 25%. While these tariffs are not directly applicable to our products, they could impact the solar energy projects in which our products are used, which could lead to decreased demand for our products.

On January 15, 2020, the United States and China entered into an initial trade deal that preserves the bulk of the tariffs placed in 2018 and maintains a threat of additional tariffs should China breach the terms of the deal. The Biden administration is expected to continue to modify its trade policies affecting materials and components for our products such as steel or for products used in solar energy projects more broadly, such as solar modules and solar cells. Consequently, trade policies implemented by the Biden administration could have an adverse effect on our business, financial condition and results of operations.

On April 1, 2022, the U.S. Department of Commerce (“Commerce”) initiated anti-circumvention inquiries of the U.S. antidumping and countervailing duty orders on PV solar cells and modules from China (“Solar 1 Orders”) covering merchandise from Vietnam, Malaysia, Thailand, and Cambodia pursuant to Section 781 of the Tariff Act of 1930. Commerce issued preliminary determinations in these inquiries on December 1, 2022, affirmatively finding that certain photovoltaic solar cells and modules produced in Vietnam, Malaysia, Thailand, and Cambodia using parts and components from China from certain producers/exporters, are circumventing the Solar 1 Orders and therefore should be subject to the antidumping and countervailing duty liabilities arising from those orders. Commerce is expected to issue final determinations in May 2023.

Duties arising from these affirmative determinations could result in cash deposit payments and eventual final duty payments that vary but may amount to over 250% of the entered value of the imported merchandise. However, on June 6, 2022, President Biden issued an emergency declaration delaying the imposition of any cash deposit or duty payment obligations on merchandise subject to these inquiries until the earlier of (i) the expiration of the order on June 6, 2024, or (ii) the President terminates the emergency declaration. Merchandise from the four subject countries covered under the scope of these inquiries should therefore not be subject to any antidumping or countervailing duty liabilities under the Solar 1 Orders until the termination of the emergency declaration as long as the importer(s) and exporter(s) follow proper certification procedures that will be implemented by Commerce. The affirmative determinations could have an adverse effect on the global solar energy marketplace, and as such, an adverse effect on our business, financial condition, and results of operations. While we do not sell solar modules, the degree of our exposure is dependent on, among other things, the impact of Commerce’s final determinations on the projects that are also intended to use our products. Such impacts are largely out of our control and may include project delays or cancellations. The ultimate severity or duration of the expected solar panel supply chain disruption or its effects on our clients’ solar project development and construction activities, and associated consequences on our business, is uncertain. More broadly, legislation has been proposed that would make it easier for domestic companies to obtain affirmative determinations in antidumping and countervailing duties investigations. The proposed USICA/America COMPETES Act, if enacted, could result in future successful petitions that limit imports from Asia and other regions.

Tariffs and the possibility of additional tariffs in the future have created uncertainty in the industry. If the price of solar systems increases, the use of solar systems could become less economically feasible and could reduce our gross margins or reduce the demand for solar systems, which in turn may decrease demand for our products. Additionally, existing or future tariffs may negatively affect key customers and suppliers, and other supply chain partners. Such outcomes could adversely affect the amount or timing of our revenues, results of operations or cash flows, and continuing uncertainty could cause sales volatility, price fluctuations or supply shortages or cause our customers to advance or delay their purchase of our products. It is difficult to predict what further trade-related actions governments may take, which may include additional or increased tariffs and trade restrictions, and we may be unable to quickly and effectively react to such actions. While we have taken actions with the intention of, among other things, mitigating the effect of steel tariffs on our business by reducing our reliance on sourcing material from China, we may not be able to do so on attractive terms.

Solar panel imports to the United States may also be impacted by the Uyghur Forced Labor Prevention Act (“UFLPA”) that was signed into law by President Biden on December 23, 2021. According to U.S. Customs and Border Protection, “it establishes a rebuttable presumption that the importation of any goods, wares, articles, and merchandise mined, produced, or manufactured wholly or in part in the Xinjiang Uyghur Autonomous Region of the People’s Republic of China, or produced by certain entities, is prohibited by Section 307 of the Tariff Act of 1930 and that such goods, wares, articles, and merchandise are not entitled to entry to the United States. The presumption applies unless the Commissioner of U.S. Customs and Border Protection determines that the importer of record has complied with specified conditions and, by clear and convincing evidence, that the goods, wares, articles, or merchandise were not produced using forced labor.” There continues to be uncertainty in the market around achieving full compliance with UFLPA, whether related to sufficient traceability of materials or other factors. This has created a significant compliance burden and constrained solar panel imports. We cannot currently predict what, if any, impact the UFLPA will have on the overall future supply of solar panels into the United States and the related timing and cost of our clients’ solar project, development and construction activities. While we do not import or sell solar panels, project delays caused by solar panel constraints may negatively impact our product delivery schedules and future sales, and therefore our business, financial condition, and results of operations.

We face risks related to the COVID-19 pandemic, which could have a material and adverse effect on our business, results of operations and financial condition.

The COVID-19 pandemic resulted in a widespread public health crisis and numerous disease control measures being taken to limit its spread, including travel bans and restrictions, quarantines, shutdowns, vaccine mandates and social distancing measures. These events and control measures impacted our operations and the operations of our customers and our suppliers. We experienced disruptions due to illness and the effect of governmental mandates and recommendations, as well as measures we took to mitigate the impact of COVID-19 at our offices around the world in an effort to protect the health and well-being of our employees, customers, suppliers and the communities in which we operate. Our operations were also affected by the disruptions experienced by our customers, suppliers, freight operators and trucking companies due to the COVID-19 pandemic and related events, including site closures, factory closures, labor shortages and wide-scale disruptions in the world-wide shipping infrastructure. Our management team continues to commit significant time, attention and resources to monitoring the COVID-19 pandemic and seeking to mitigate its effects on our business and workforce. Although the COVID-19 pandemic appears to have abated, its long-term effects on the global economy, including ongoing transportation and logistics issues and rapid inflation, continue to affect our business. Furthermore, should the COVID-19 pandemic become more virulent, or should another pandemic arise, this could further negatively affect our operations and financial results.

The impact of the pandemic on our business could in the future include:

•	disruptions to our suppliers’ manufacturing facilities;

•	disruptions to ports and other shipping infrastructure;

•	other disruptions to our supply chain generally;

•	disruptions caused by supplier, subcontractor and Nextracker labor availability, worker absenteeism and quarantines;

•	shortages of medical equipment (such as COVID-19 test kits and personal protection equipment for employees);

•	other disruptions to our ground operations at project sites;

•	office, factory, warehouse and other location closures; and

•	other travel or health-related restrictions disrupting our ability to conduct our business or market our products.

If our ground operations at project sites and our suppliers are so affected, our supply chain, product shipments and project construction will be delayed, which could materially and adversely affect our business, results of operations, profitability and customer relationships.

As a result of sheltering-in-place and other disruptions caused by COVID-19, consumer and commercial demand for shipped goods has increased across multiple industries, which in turn has reduced the availability and capacity of shipping containers and available ships worldwide. This disruption has caused, and may continue to cause, increased logistics costs and shipment delays affecting the timing of our project deliveries, the timing of our recognition of revenue and our profitability.

The global spread of COVID-19 has created significant macroeconomic uncertainty, volatility and disruption, which may adversely affect our and our customers’ and suppliers’ liquidity and cost of capital. As a result, the continued impact of COVID-19 could cause further disruptions in our supply chain and customer demand, and could adversely affect the ability of our customers or other counterparties to perform, including in making timely payments or shipments to us, which could further adversely impact our business, financial condition and results of operations. Even after the COVID-19 pandemic has subsided, we may continue to experience adverse impacts to our business as a result of the pandemic’s continued global economic impact, including any economic recession or downturn, government spending cuts, tightening of credit markets or rises in unemployment, which could cause our customers and potential customers to postpone or reduce spending on our products and solutions.

The extent to which the COVID-19 pandemic will impact our business and results of operations in the future will be dependent on ongoing developments such as the length and severity of the crisis, the potential resurgence of COVID-19 and its variants, future government actions in response to the crisis, the availability, acceptance and effectiveness of the COVID-19 vaccines and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. We cannot at this time quantify or forecast the business impact of COVID-19, and there can be no assurance that the COVID-19 pandemic will not have a material and adverse effect on our business, results of operations and financial condition. In addition, the COVID-19 pandemic increases the likelihood and potential severity of other risks described in this “Risk factors” section.

A further increase in interest rates, or a reduction in the availability of tax equity or project debt financing, could make it difficult for project developers and owners to finance the cost of a solar energy system and could reduce the demand for our products.

Many solar project owners depend on financing to fund the initial capital expenditure required to construct a solar energy project. As a result, a further increase in interest rates, or a reduction in the supply of project debt or tax equity financing, could reduce the number of solar projects that receive financing or otherwise make it difficult for project owners to secure the financing necessary to construct a solar energy project on favorable terms, or at all, and thus lower demand for our products which could limit our growth or reduce our sales. In addition, we believe that a significant percentage of project owners construct solar energy projects as an investment, funding a significant portion of the initial capital expenditure with financing from third parties. A further increase in interest rates could lower an investor’s return on investment on a solar energy project, increase equity requirements or make alternative investments more attractive relative to solar energy projects, and, in each case, could cause these project owners to seek alternative investments.

A loss of one or more of our significant customers, their inability to perform under their contracts, or their default in payment, could harm our business and negatively impact our revenue, results of operations and cash flows.

For the year ended March 31, 2022, SOLV Energy, our largest customer, constituted 13.5% of our total revenues. The loss of any one of the Company’s significant customers, their inability to perform under their contracts, or their default in payment, could have a substantial effect on our revenues and profits. Further, our trade accounts receivable and unbilled receivable (“contract assets”) are from companies within the solar industry, and, as such, we are exposed to normal industry credit risks. As of March 31, 2022, our largest customer constituted 13.0% of our total trade accounts receivable and contract assets balances. Accordingly, loss of a significant customer or a significant reduction in pricing or order volume from a significant customer could substantially reduce our revenue and operating results in any reporting period.

Defects or performance problems in our products could result in loss of customers, reputational damage and decreased revenue, and we may face warranty, indemnity and product liability claims arising from defective products.

Our products may contain undetected errors or defects, especially when first introduced or when new generations are released. Errors, defects or poor performance can arise due to design flaws, defects in raw materials or components or manufacturing difficulties, which can affect both the quality and the yield of the product. Any actual or perceived errors, defects or poor performance in our products could result in the replacement or recall of our products, shipment delays, rejection of our products, damage to our reputation, lost revenue, diversion of our engineering personnel from our product development efforts and increases in customer service and support costs, all of which could have a material adverse effect on our business, financial condition and results of operations.

Furthermore, defective components may give rise to warranty, indemnity or product liability claims against us that exceed any revenue or profit we receive from the affected products. Our limited warranties cover defects in materials and workmanship of our products under normal use and service conditions. As a result, we bear the risk of warranty claims long after we have sold products and recognized revenue. While we have accrued reserves for warranty claims, our estimated warranty costs for previously sold products may change to the extent the warranty claims profile of future products is not comparable with that of earlier generation products under warranty. Our warranty accruals are based on our assumptions and we do not have a long history of making such assumptions. As a result, these assumptions could prove to be materially different from the actual performance of our systems, causing us to incur substantial unanticipated expense to repair or replace defective products in the future or to compensate customers for defective products. Our failure to accurately predict future claims could result in unexpected volatility in, and have a material adverse effect on, our financial condition.

If one of our products were to cause injury to someone or cause property damage, including as a result of product malfunctions, defects or improper installation, then we could be exposed to product liability claims. We could incur significant costs and liabilities if we are sued and if damages are awarded against us. Further, any product liability claim we face could be expensive to defend and could divert management’s attention. The successful assertion of a product liability claim against us could result in potentially significant monetary damages, penalties or fines, subject us to adverse publicity, damage our reputation and competitive position and adversely affect sales of our products. In addition, product liability claims, injuries, defects or other problems experienced by other companies in the residential solar industry could lead to unfavorable market conditions for the industry as a whole, and may have an adverse effect on our ability to attract new customers, thus harming our growth and financial performance.

We may experience delays, disruptions or quality control problems in our product development operations.

Our product development and testing processes are complex and require significant technological expertise. Such processes involve a number of precise steps from design to production. Any change in our processes could cause one or more production errors, requiring a temporary suspension or delay in our supplier’s production line until the errors can be researched, identified and properly addressed and rectified. This may occur particularly as we introduce new products, modify our engineering techniques and/or expand our capacity. The commercialization of any new products may also fail to achieve market adoption or may experience downward pricing pressure, which would have a material impact on our gross margins and results of operations. Further, the installation of our products involve various risks and complications which may increase as our products evolve and develop, and any such increase in risks and complications may have a negative effect on our gross margins. In addition, our failure to maintain appropriate quality assurance processes could result in increased product failures, loss of customers, increased warranty reserve, increased production and logistics costs and delays. Any of these developments could have a material adverse effect on our business, financial condition, and results of operations.

Our business is subject to the risks of severe weather events, natural disasters and other catastrophic events.

Our headquarters and testing facilities, which conduct functional and reliability testing for our components and products, are located in the Bay Area of Northern California and our solar projects are located in the U.S. and around the world. A severe weather event or other catastrophe impacting our headquarters or testing facilities could cause significant damage and disruption to our business operations. In addition, a severe weather event or other catastrophe could significantly impact our supply chain by causing delays in the shipping and delivery of our materials, components and products which may, in turn, cause delays in our customers’ solar projects. Our customers’ ability to install solar energy systems is also affected by weather, such as during the winter months.

Any damage and disruption in any locations in which we have offices or in which our customers have solar projects which are caused by severe weather events (such as extreme cold weather, hail, hurricanes, tornadoes and heavy snowfall), seismic activity, fires, floods and other natural disasters or catastrophic events could result in a delay or even a complete cessation of our worldwide or regional operations and could cause severe damage to our products and equipment used in our solar projects. Even if our tracker products are not damaged, severe weather, natural disasters and catastrophic events may cause damage to the solar panels that are mounted to our tracker products, which could result in decreased demand for our products, loss of customers and the withdrawal of coverage for solar panels and solar tracking systems by insurance companies. Any of these events would negatively impact our ability to deliver our products and services to our customers and could result in reduced demand for our products and services, and any damage to our products and equipment used for our solar projects could result in large warranty claims which could, individually or in the aggregate, exceed the amount of insurance available to us, all of which would have a material adverse effect on our financial condition and results of operations. These events may increase in frequency and severity due to the effects of climate change.

Our continued expansion into new markets could subject us to additional business, financial, regulatory and competitive risks.

Part of our strategy is to continue to grow our revenues from international markets, including entering new geographic markets to expand our current international presence. Our products and services to be offered in these regions may differ from our current products and services in several ways, such as the consumption and utilization of local raw materials, components and logistics, the re-engineering of select components to meet region-specific requirements and region-specific customer training, site commissioning, warranty remediation and other technical services. Any of these differences or required changes to our products and services to meet the requirements of local laws and regulations may increase the cost of our products, reduce demand and result in a decrease in our gross margins. We may also face competition from lower cost providers in any new markets we enter which could decrease the demand for our products or cause us to reduce the cost of our products in order to remain competitive.

Any new geographic market could have different characteristics from the markets in which we currently sell products, and our success in such markets will depend on our ability to adapt properly to these differences. These differences may include differing regulatory requirements, including local manufacturing content requirements, tax laws, trade laws, labor regulations, corporate formation laws and requirements, tariffs, export quotas, customs duties or other trade restrictions, limited or unfavorable intellectual property protection, international political or economic conditions, restrictions on the repatriation of earnings, longer sales cycles, warranty expectations, product return policies and cost, performance and compatibility requirements. In addition, expanding into new geographic markets will increase our exposure to presently existing risks, such as fluctuations in the value of foreign currencies and difficulties and increased expenses in complying with U.S. and foreign laws, regulations and trade standards, including the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), as well as relevant anti-money laundering laws.

Failure to develop these new products successfully or to otherwise manage the risks and challenges associated with our continued expansion into new geographic markets could adversely affect our revenues and our ability to sustain profitability.

Electric utility industry policies and regulations may present technical, regulatory and economic barriers to the purchase and use of solar energy systems that could significantly reduce demand for our products or harm our ability to compete.

Federal, state, local and foreign government policies and regulations concerning the broader electric utility industry, as well as internal policies and regulations promulgated by electric utilities and organized electric markets with respect to fees, practices and rate design, heavily influence the market for electricity generation products and services. These policies and regulations often affect electricity pricing and the interconnection of generation facilities and can be subject to frequent modifications by governments, regulatory bodies, utilities and market operators. For example, changes in fee structures, electricity pricing structures and system permitting, regional market rules, interconnection and operating requirements can deter purchases of renewable energy products, including solar energy systems, by reducing anticipated revenues or increasing costs or regulatory burdens for would-be system purchasers. The resulting reductions in demand for solar energy systems could harm our business, prospects, financial condition and results of operations.

A significant development in renewable-energy pricing policies in the United States occurred when the Federal Energy Regulatory Commission (“FERC”) issued a final rule amending regulations that implement the Public Utility Regulatory Policies Act (“PURPA”) on July 16, 2020, which FERC upheld on rehearing on November 19, 2020. Among other requirements, PURPA mandates that electric utilities buy the output of certain renewable generators, including qualifying solar energy facilities, below established capacity thresholds. PURPA also requires that such sales occur at a utility’s “avoided cost” rate. FERC’s PURPA reforms include modifications (1) to how regulators and electric utilities may establish avoided cost rates for new contracts, (2) that reduce from 20 megawatts (“MW”) to 5 MW the capacity threshold above which a renewable-energy qualifying facility is rebuttably presumed to have non-discriminatory market access, thereby removing the requirement for utilities to purchase its output, (3) that require regulators to establish criteria for determining when an electric utility incurs a legally enforceable obligation to purchase from a PURPA facility and (4) that reduce barriers for third parties to challenge PURPA eligibility. These new regulations took effect on February 16, 2021, but the net effect of these changes is uncertain. Challenges to the final rule remain pending in the U.S. Court of Appeal for the Ninth and D.C. Circuits, and some changes will not become fully effective until states and other jurisdictions implement the new authorities provided by FERC. In general, however, FERC’s PURPA reforms have the potential to reduce prices for the output from certain new renewable generation projects while also narrowing the scope of PURPA eligibility for new projects. These effects could reduce opportunities and demand for PURPA-eligible solar energy systems and could harm our business, prospects, financial condition and results of operations.

FERC is also taking steps to encourage the integration of new forms of generation into the electric grid and remove barriers to grid access, which could have positive impacts on the solar energy industry. Specifically, in June 2022, FERC initiated a Notice of Proposed Rulemaking on Improvements to Generator Interconnection Procedures and Agreements, which would require every public utility transmission provider to revise their standard small generator interconnection procedures and agreements contained in their open access transmission tariffs. The outcome of these proposals and their timing for implementation remain uncertain.

Changes in other federal, state and local current laws or regulations applicable to us or the imposition of new laws, regulations or policies in the jurisdictions in which we do business could have a material adverse effect on our business, financial condition and results of operations. Any changes to government, utility or electric market regulations or policies that favor non-solar generation or other market participants, remove or reduce renewable procurement standards and goals or that make construction or operation of new solar generation facilities more expensive or difficult, could reduce the competitiveness of solar energy systems and cause a significant reduction in demand for our products and services and adversely impact our growth. Moreover, there may be changes in regulations that impact access to supply chains related to cybersecurity threats to the electric grid that could have a disproportionate impact on solar energy system components. In addition, changes in export and import laws and implementing regulations may create delays in the introduction of new products in international markets, prevent our customers from deploying our products internationally or, in some cases, prevent the export or import of our products to certain countries altogether. Any such event could have a material adverse effect on our business, financial condition and results of operations.

Developments in alternative technologies may have a material adverse effect on demand for our offerings.

Significant developments in alternative technologies, such as advances in other forms of solar tracking systems, may have a material adverse effect on our business and prospects. Additionally, the success of our business depends on the compatibility of our solar trackers and software with the broader solar panel market, and any developments, advancements or changes in current or future solar panel design may cause our products to be obsolete if we do not keep pace with such changes. Any failure by us to adopt new or enhanced technologies or processes, or to react to changes in existing technologies, could result in product obsolescence, the loss of competitiveness of our products, decreased revenue and a loss of market share to competitors.

A drop in the price of electricity sold may harm our business, financial condition and results of operations.

Decreases in the price of electricity, whether in organized electric markets or with contract counterparties, may negatively impact the owners of the solar energy projects, make the purchase of solar energy systems less economically attractive or make other non-solar sources of energy more attractive and would likely lower sales of our products. The price of electricity could decrease as a result of many factors, including but not limited to:

•	construction of a significant number of new, lower-cost power generation plants;

•	relief of transmission constraints that enable distant, lower-cost generation to transmit energy less expensively or in greater quantities;

•	reductions in the price of natural gas or other fuels;

•	utility rate adjustment and customer class cost reallocation;

•

decreased electricity demand, including from energy conservation technologies, public initiatives to reduce electricity consumption or a reduction in economic activity due to a localized or macroeconomic downturn;

•	development of smart-grid technologies that lower the peak energy requirements;

•	development of new or lower-cost customer-sited energy storage technologies that have the ability to reduce a customer’s average cost of electricity by shifting load to off-peak times; and

•	development of new energy generation technologies that provide less expensive energy.

Moreover, technological developments in the solar components industry could allow our competitors and their customers to offer electricity at costs lower than those that can be achieved by us and our customers, which could result in reduced demand for our products.

If the cost of electricity generated by solar energy installations incorporating our systems is high relative to the cost of electricity from other sources, it could have a material adverse effect on our business, financial condition and results of operations.

If we fail to, or incur significant costs in order to, obtain, maintain, protect, defend or enforce, our intellectual property and other proprietary rights, our business and results of operations could be materially harmed.

Our success depends to a significant degree on our ability to protect our intellectual property and other proprietary rights. We rely on a combination of patent, trademark, copyright, trade secret and unfair competition laws, as well as confidentiality and license agreements and other contractual provisions, to establish and protect our intellectual property and other proprietary rights. Such means may afford only limited protection of our intellectual property and may not (i) prevent our competitors or manufacturing suppliers from duplicating our processes or technology; (ii) prevent our competitors or manufacturing suppliers from gaining access to our proprietary information and technology; or (iii) permit us to gain or maintain a competitive advantage.

We generally seek or apply for patent protection as and if we deem appropriate, based on then-current facts and circumstances. We have applied for patents in numerous countries across the world, including in the United States, Europe and China, and have received 70 patents in the United States and 197 foreign patents as of September 30, 2022. We cannot guarantee that any of our pending patent applications or other applications for intellectual property registrations will be issued or granted or that our existing and future intellectual property rights will be sufficiently broad to protect our proprietary technology. While a presumption of validity exists with respect to United States patents issued to us, there can be no assurance that any of our patents, patent applications or other intellectual property rights will not be, in whole or in part, opposed, contested, challenged, invalidated, circumvented, designed around or rendered unenforceable. If we fail to obtain issuance of patents or registration of other intellectual property, or our patent claims or other intellectual property rights are rendered invalid or unenforceable, or narrowed in scope, pursuant to, for example, judicial or administrative proceedings including re-examination, post-grant review, interference, opposition, or derivation proceedings, the coverage of patents and other intellectual property rights afforded our products could be impaired. Even if we are to obtain issuance of further patents or registration of other intellectual property, such intellectual property could be subject to attacks on ownership, validity, enforceability or other legal attacks. Any such impairment or other failure to obtain sufficient intellectual property protection could impede our ability to market our products, negatively affect our competitive position and harm our business and operating results, including forcing us to, among other things, rebrand or re-design our affected products. Moreover, our patents and patent applications may only cover particular aspects of our products, and competitors and other third parties may be able to circumvent or design around our patents. Competitors may develop and obtain patent protection for more effective technologies, designs or methods. There can be no assurance that third parties will not create new products or methods that achieve similar or better results without infringing upon patents we own. If these developments were to occur, it could have an adverse effect on our sales or market position.

In countries where we have not applied for patent protection or trademark or other intellectual property registration or where effective patent, trademark, trade secret, and other intellectual property laws and judicial systems may not be available to the same extent as in the United States, we may be at greater risk that our proprietary rights will be circumvented, misappropriated, infringed or otherwise violated. Filing, prosecuting, maintaining and defending our intellectual property in all countries throughout the world is prohibitively expensive, and we may choose to forego such activities in some applicable jurisdictions. The lack of adequate legal protections of intellectual property or failure of legal remedies or related actions in jurisdictions outside of the United States could have a material adverse effect on our business, financial condition, results of operations and prospects.

We have initiated, and may in the future need to initiate, infringement claims or litigation in order to try to protect or enforce our intellectual property rights. Litigation, whether we are a plaintiff or a defendant, can be expensive and time-consuming and may divert the efforts of our management and other personnel, which could harm our business, whether or not such litigation results in a determination favorable to us. Litigation also puts our patents or other intellectual property at risk of being invalidated or interpreted narrowly and our patent applications or applications for other intellectual property registrations at risk of not issuing. Additionally, any enforcement of our patents or other intellectual property may provoke third parties to assert counterclaims against us. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

We rely heavily on nondisclosure agreements to protect the unpatented know-how, technology, and other proprietary information on which we rely to maintain our competitive position. However, trade secrets and know-how can be difficult to protect. We cannot guarantee that we have entered into such agreements with each party that has or may have had access to our proprietary information, know-how, technology and trade secrets, including third-party manufacturers, other suppliers, customers, other stakeholders involved in solar projects, or other business partners or prospective partners. Moreover, no assurance can be given that these agreements will be effective in controlling access to, distribution, use, misuse, misappropriation or disclosure of our proprietary information, know-how and trade secrets. These agreements may be breached, and we may not have adequate remedies for any such breach. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to ours. Any of the foregoing could have a material adverse effect on our business and competitive position.

We use “open source” software, and any failure to comply with the terms of one or more open source licenses could adversely affect our business.

Our products and services use certain software licensed by its authors or other third parties under so-called “open source” licenses. Some of these open source licenses may contain requirements that we make available source code for modifications or derivative works that we create based upon the open source software, and that we license such modifications or derivative works under the terms of a particular open source license or other license granting third parties rights with respect to such software. In certain circumstances, if we combine our proprietary software with certain open source software, we could be required to release the source code for such proprietary software. Additionally, to the extent that we do not comply with the terms of the open source licenses to which we are subject, or such terms are interpreted by a court in a manner different than our own interpretation of such terms, then we may be required to disclose certain of our proprietary software or take other actions that could adversely impact our business. Further, the use of open source software can lead to vulnerabilities that may make our software susceptible to attack, and open source licenses generally do not provide warranties or controls on the origin of the software. While we attempt to utilize open source software in a manner that helps alleviate these risks, our attempts may not be successful.

Cybersecurity or other data incidents, including unauthorized disclosure of personal or sensitive data or theft of confidential information could harm our business.

Cybersecurity attacks designed to gain access to personal, sensitive or confidential information data or disrupt operations are constantly evolving, and high profile cybersecurity breaches leading to unauthorized disclosure of confidential information, including trade secrets, as well as breaches of personal data, have occurred recently at a number of major U.S. companies, including in the energy, manufacturing and technology sectors. Our or our third party vendors’ computer systems are potentially vulnerable to cyber incidents and attacks, including malicious intrusion, ransomware attacks, and other system disruptions cause by unauthorized third parties. Attempts by computer hackers or other unauthorized third parties to penetrate or otherwise gain access to our computer systems or the systems of third parties with which we do business may result in the misappropriation, corruption, unavailability, or loss of data assets and business interruption. Hardware, software or applications we utilize may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. In addition, our employees, contractors or third parties with which we do business or to which we outsource business operations may attempt to circumvent our security measures in order to misappropriate such information and data, and may purposefully or inadvertently cause a breach or other compromise involving such information and data. We increasingly rely on commercially available systems, software, sensors, tools (including encryption technology) and monitoring to provide security and oversight for processing, transmission, storage and protection of confidential information and personal data. Despite advances in security hardware, software and encryption technologies, and our own information security program and safeguards, there is no guarantee that our defenses and program will be adequate to safeguard against all data security breaches, cybersecurity attacks, misappropriation of confidential information or misuses of personal data. Moreover, because techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we and our suppliers may be unable to anticipate these techniques or to implement adequate preventative or mitigation measures. We may also experience security breaches and other incidents that may remain undetected for an extended period and therefore may have a greater impact on our products and the networks and systems used in our business.

We regularly defend against and respond to data security incidents. We expect to incur significant costs in our efforts to detect and prevent security breaches and other security-related incidents, and we may face increased costs in the event of an actual or perceived security breach or other security-related incident. Despite our precautions, our facilities and systems, and those of third parties with which we do business, may be vulnerable to security breaches, acts of vandalism and theft, malicious code, such as computer viruses, malware, and ransomware, misplaced or lost data, programming and/or human errors or other similar events, and there is no guarantee that inadvertent or unauthorized use or disclosure will not occur or that third parties will not gain unauthorized access to this type of confidential information and personal data. A security breach or cyber incident in our systems (or in the systems of third parties with which we do business) could result in the unauthorized release of personally identifiable information regarding employees or other individuals or other sensitive data, serious disruption of our operations, financial losses from containment and remedial actions, loss of business or potential liability, including possible punitive damages. As a result of cybersecurity incidents, we could be subject to demands, claims and litigation by private parties, and investigations, related actions and penalties by regulatory authorities, along with potential costs of notification to impacted individuals. Finally, any perceived or actual unauthorized access to, or use or disclosure of, such information could harm our reputation, substantially impair our ability to attract and retain customers and have an adverse impact on our business, financial condition and results of operations.

In addition, as the regulatory environment relating to retailers and other companies’ obligation to protect such sensitive data becomes increasingly rigorous, with new and constantly changing requirements applicable to our business, compliance with those requirements could result in additional costs, and a material failure on our part to comply could subject us to fines or other regulatory sanctions and potentially to lawsuits.

Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Failure to comply with current or future federal, state and foreign laws and regulations and industry standards relating to privacy, data protection, cybersecurity and advertising could adversely affect our business, financial condition, results of operations and prospects.

Laws, regulations and industry standards relating to privacy, data protection, cybersecurity and advertising are evolving and subject to potentially differing interpretations. These requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. As a result, our practices may not have complied or may not comply in the future with all such laws, regulations, standards, requirements and obligations. Any failure, or perceived failure, by us to comply with our posted privacy policies or with any federal or state privacy or consumer protection-related laws, regulations, industry self-regulatory principles, industry standards or codes of conduct, regulatory guidance, orders to which we may be subject or other legal obligations relating to privacy or information security could adversely affect our reputation, brand and business, and may result in claims, fines, penalties, investigations, proceedings or actions against us by governmental entities, customers, suppliers or others or other liabilities or may require us to change our operations and/or cease using certain data.

Any such claims, proceedings, investigations or actions could harm our reputation, brand and business, force us to incur significant expenses in defense of such claims, proceedings, investigations or actions, distract our management, increase our costs of doing business, result in a loss of customers or suppliers and result in the imposition of monetary penalties. We may also be contractually required to indemnify and hold harmless third parties from the costs and consequences of non-compliance with any laws, regulations or other legal obligations relating to privacy or consumer protection or any inadvertent or unauthorized use or disclosure of data that we store or handle as part of operating our business.

Federal, state and foreign governmental authorities continue to evaluate the privacy implications inherent in the use of third-party “cookies” and other methods of online tracking for behavioral advertising and other purposes. The EU has also proposed the draft ePrivacy Regulation, which will replace both the ePrivacy Directive and all the national laws implementing this Directive. The ePrivacy Regulation, as proposed, would impose strict opt-in marketing rules, change rules about cookies, web beacons and related technologies and significantly increase penalties for violations. It would also retain the additional consent conditions under the EU General Data Protection Regulation (2016/679) (“EU GDPR”). The regulation of the use of these cookies and other current online tracking and advertising practices or a loss in our ability to make effective use of services that employ such technologies could increase our costs of operations and limit our ability to acquire new customers on cost-effective terms and, consequently, materially and adversely affect our business, financial condition and results of operations.

We are subject to a variety of laws and regulations in the U.S. and abroad that involve matters central to our business, including privacy and data protection. Many of these laws and regulations are still evolving and being tested in courts and could be interpreted or applied in ways that could harm our business, particularly in the new and rapidly evolving industry in which we operate. For example, in June 2018, the State of California enacted the California Consumer Privacy Act of 2018 (the “CCPA”), which came into effect on January 1, 2020. The CCPA requires companies that process information relating to California residents to implement additional data security measures, to make new disclosures to consumers about their data collection, use and sharing practices, and allows consumers to opt out of certain data sharing with third parties. In addition, the CCPA provides for civil penalties and allows private lawsuits from California residents in the event of certain data breaches. Additionally, a new ballot initiative, the California Privacy Rights Act, was approved by popular referendum in 2020 to amend the CCPA and impose additional data protection obligations on companies doing business in California. The majority of the provisions are effective as of January 1, 2023, and additional compliance investment and potential business process changes may be required. Similar laws have passed in other states, including Connecticut, Colorado, Utah and Virginia, complicating the compliance landscape, and more privacy laws have been proposed in other states and at the federal level. If passed, such laws may have potentially conflicting requirements that would make compliance challenging.

The European Economic Area (comprised of the EU member states and Iceland, Liechtenstein and Norway) and the UK have imposed greater legal and regulatory obligations on companies regarding the processing of personal data. It is difficult to predict how existing laws and regulations will be applied to our business and the new laws and regulations to which we may become subject, and it is possible that they may be interpreted and applied in a manner that is inconsistent with our current operating practices. For example, in July 2020, the Court of Justice of the E.U. invalidated the EU-U.S. Privacy Shield Framework, and created additional considerations and complexities for the use of several other lawful transfer methods. Existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of new products and services, significantly increase our operating costs, require significant time and attention of management and technical personnel and subject us to inquiries or investigations, claims or other remedies, including fines or demands that we modify or cease existing business practices. For example, administrative fines of up to the greater of €20 million and 4% of our global turnover can be imposed for breaches of the EU GDPR.

Each of these privacy, security and data protection laws and regulations, and any other such changes or new laws or regulations, could impose significant limitations, require changes to our business, or restrict our use or storage of certain data, which may increase our compliance expenses and make our business more costly or less efficient to conduct. In addition, any such changes could compromise our ability to develop an adequate marketing strategy and pursue our growth strategy effectively.

Any failure to comply with applicable laws or other obligations or any security incident or breach involving the misappropriation, unavailability, corruption, or loss or other unauthorized processing, use or disclosure of sensitive or confidential consumer or other personal information, whether by us, one of our third-party service providers or vendors or another third party, could have adverse effects, including, but not limited to, investigation costs; material fines and penalties; compensatory, special, punitive and statutory damages; litigation; consent orders regarding our privacy, data protection, and security practices; requirements that we provide notices, credit monitoring services and/or credit restoration services or other relevant services to impacted individuals; reputational damage; and injunctive relief. We cannot assure you that our vendors or other third-party service providers with access to our or our customers’ or employees’ personally identifiable and other sensitive or confidential information in relation to which we are responsible will not breach contractual obligations imposed by us, or that they will not experience data security breaches, which could have a corresponding effect on our business, including putting us in breach of our obligations under privacy laws and regulations and/or which could in turn adversely affect our business, results of operations and financial condition. We also cannot assure you that our contractual measures and our own privacy, data protection, and security-related safeguards will protect us from the risks associated with the third-party processing, use, storage and transmission of such information. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We invest significant time, resources and management attention to identifying and developing project leads that are subject to our sales and marketing focus and if we are unsuccessful in converting such project leads into binding purchase orders, our business or results of operations could be materially adversely affected.

The commercial contracting and bidding process for solar project development is long and has multiple steps and uncertainties. We closely monitor the development of potential sales leads through this process. Project leads may fail to be converted into binding purchase orders at any stage of the bidding process because either (i) a competitors’ product is selected to fulfill some or all of the order due to price, functionality or other reasons or (ii) the project does not progress to the stage involving the purchase of tracker systems. In addition, there is also a risk that a project that we have been awarded will not be converted into a binding purchase order. If we fail to convert a significant number of project leads that are subject to our sales and marketing focus into binding purchase orders, our business or results of operations could be materially adversely affected.

Our growth depends in part on the success of our strategic relationships with third parties who provide us with valuable customer feedback that helps guide our innovation.

In order to continue to win business, we must maintain and enhance our long-term strategic relationships with leading EPCs, developers and owners and operators of solar projects. These relationships enable us to serve as strategic advisors to each of these stakeholders in a solar project and provide us with valuable customer feedback that allows us to innovate on our products to meet the demands of our customers. Any loss of these relationships could result in the potential loss of new projects which could have a material adverse effect on our financial condition and results of operations.

We may need to defend ourselves against third-party claims that we are infringing, misappropriating or otherwise violating others’ intellectual property rights, which could divert management’s attention, cause us to incur significant costs, and prevent us from selling or using the technology to which such rights relate.

Our competitors and other third parties hold numerous patents related to technology used in our industry, and may hold or obtain patents, copyrights, trademarks or other intellectual property rights that could prevent, limit, or interfere with our ability to make, use, develop, sell or market our products and services, which could make it more difficult for us to operate our business. From time to time we may be subject to claims of infringement, misappropriation or other violation of patents or other intellectual property rights and related litigation. Regardless of their merit, responding to such claims can be time consuming, can divert management’s attention and resources, and may cause us to incur significant expenses in litigation or settlement, and we cannot be certain that we would be successful in defending against any such claims in litigation or other proceedings. If we do not successfully defend or settle an intellectual property claim, we could be liable for significant monetary damages and could be prohibited from continuing to use certain technology, business methods, content or brands, and from making, selling or incorporating certain components or intellectual property into the products and services we offer. As a result, we could be forced to redesign our products and services, and/or to establish and maintain alternative branding for our products and services. To avoid litigation or being prohibited from marketing or selling the relevant products or services, we could seek a license from the applicable third party, which could require us to pay significant royalties, licensing fees, or other payments, increasing our operating expenses. If a license is not available at all or not available on reasonable terms, we may be required to develop or license a non-violating alternative, either of which could be infeasible or require significant effort and expense. If we cannot license or develop a non-violating alternative, we would be forced to limit or stop sales of our offerings and may be unable to effectively compete. Moreover, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Any of these results could materially and adversely affect our business, financial condition, results of operations and prospects. Finally, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to claims that our employees, consultants, or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Many of our employees and consultants are currently or were previously employed at other companies in our field, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If we fail to successfully defend any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation would result in substantial costs and be a distraction to management.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties or defend claims that they may bring against us to determine the ownership of what we regard as our intellectual property. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Inadequacy of our insurance coverage could have a material and adverse effect on our business, financial condition and results of operations.

We maintain third party insurance coverage against various liability risks and risks of loss, including general liability, auto liability, property, cargo, errors and omissions, data security breach, crime and directors’ and officers’ liability. Potential liabilities or other loss associated with these risks or other events could exceed the coverage provided by such arrangements resulting in significant uninsured liabilities or other loss, which could have a material adverse effect on our business, financial condition and results of operations.

Failure by our manufacturers or our component or raw material suppliers to use ethical business practices and comply with applicable laws and regulations may adversely affect our business.

We do not control our manufacturers or suppliers or their business practices. Accordingly, we cannot guarantee that they follow ethical business practices such as fair wage practices and compliance with environmental, safety, labor and other laws. A lack of demonstrated compliance could lead us to seek alternative manufacturers or suppliers, which could increase our costs and result in delayed delivery of our products, product shortages or other disruptions of our operations. Violation of labor or other laws by our manufacturers or suppliers or the divergence of their labor or other practices from those generally accepted as ethical could also attract negative publicity for us and harm our reputation and business.

We could be adversely affected by any violations of the FCPA and other foreign anti-bribery laws.

The FCPA generally prohibits companies and their intermediaries from making, promising, authorizing or offering improper payments or other things of value to foreign government officials for the purpose of obtaining or retaining business. The FCPA also requires that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. Other countries in which we operate also have anti-bribery laws, some of which prohibit improper payments to government and non-government persons and entities. Our policies mandate compliance with these anti-bribery laws. However, we currently operate in and intend to further expand into many parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. It is possible that our third party manufacturers, other suppliers, employees, subcontractors, agents or partners may take actions in violation of our policies or applicable anti-bribery laws. Any such violation, even if unauthorized and prohibited by our policies, could subject us to investigations, settlements, criminal or civil penalties or other sanctions, or negative media coverage, which could have a material adverse effect on our business, financial condition, cash flows and reputation.

We may incur obligations, liabilities or costs under environmental, health and safety laws, which could have an adverse impact on our business, financial condition and results of operations.

Our suppliers’ operations involve the use, handling, generation, storage, discharge and disposal of hazardous substances, chemicals and wastes. As a result, our suppliers are required to comply with national, state and local laws and regulations regarding the protection of the environment and health and safety. We are also required to comply with general national, state, local and foreign health and safety laws and regulations in every location that we have operations, employees and workers. Adoption of more stringent laws and regulations in the future, including restriction or prohibition on the use of raw materials currently utilized by our suppliers to manufacture products, could cause our suppliers to incur additional costs, which could increase the cost we pay for their products. Moreover, new environmental laws requiring changes to our suppliers’ use of raw materials could adversely impact the quality or performance of products we currently purchase. In addition, violations of, or liabilities under, these laws and regulations by our suppliers could result in our being subject to adverse publicity, reputational damage, substantial fines, penalties, criminal proceedings, third-party property damage or personal injury claims, cleanup costs or other costs. Further, the facilities of our suppliers, including suppliers who manufacture our products, components and materials, are located on properties with a history of use involving hazardous materials, chemicals and wastes and may be contaminated. We may become liable under certain environmental laws and regulations for costs to investigate or remediate contamination at such properties and under common law for bodily injury or property damage claims arising from the alleged impact of such contamination. Liability under environmental laws and regulations for investigating and remediating contamination can be imposed on a joint and several basis and without regard to fault or the legality of the activities giving rise to the contamination conditions. In addition, future developments such as more aggressive enforcement policies from the Biden administration, relevant foreign authorities or the discovery of presently unknown environmental conditions may require expenditures that could have an adverse effect on our business, financial condition and results of operations.

Failure to effectively utilize information technology systems or implement new technologies could disrupt our business or reduce our sales or profitability.

We rely extensively on various information technology systems, including data centers, hardware, software, sensors and applications to manage many aspects of our business, including to operate and provide our products and services, to process and record transactions, to enable effective communication systems, to track inventory flow, to manage logistics and to generate performance and financial reports. We are dependent on the integrity, security and consistent operations of these systems and related back-up systems. Our computer and information technology systems and the third-party systems we rely upon are also subject to damage or interruption from a number of causes, including power outages; computer and telecommunications failures; malicious code such as computer viruses, malware, and ransomware; phishing or distributed denial-of-service attacks; security breaches; cyber-attacks; catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes; acts of war or terrorism and design or usage errors by our employees or contractors.

Compromises, interruptions or shutdowns of our systems, including those managed by third parties, whether intentional or inadvertent, could lead to delays in our business operations and, if significant or extreme, affect our results of operations.

From time to time, our systems require modifications and updates, including by adding new hardware, software, sensors and applications; maintaining, updating or replacing legacy programs; and integrating new service providers, and adding enhanced or new functionality. Although we are actively selecting systems and vendors and implementing procedures to enable us to maintain the integrity of our systems when we modify them, there are inherent risks associated with modifying or replacing systems, and with new or changed relationships, including accurately capturing and maintaining data, realizing the expected benefit of the change and managing the potential disruption of the operation of the systems as the changes are implemented. Potential issues associated with implementation of these technology initiatives could reduce the efficiency of our operations in the short term. In addition, any interruption in the operation of our websites or systems could cause us to suffer reputational harm or to lose sales if customers are unable to access our site or purchase merchandise from us during such interruption. The efficient operation and successful growth of our business depends upon our information technology systems. The failure of our information technology systems and the third party systems we rely on to perform as designed, or our failure to implement and operate them effectively, could disrupt our business or subject us to liability and thereby have a material adverse effect on our business, financial condition, results of operations and prospects.

Fluctuations in foreign currency exchange rates could increase our operating costs and impact our business.

The majority of our sales and cash are denominated in U.S. dollars. Fluctuations in exchange rates, particularly between the U.S. dollar and the Brazilian real, Mexican peso, Australian dollar, Chilean peso and Euro, may result in foreign exchange gains or losses. We, directly or through third parties, service certain customer contracts located in various parts of the world, including Brazil, Mexico, Australia, Chile and Europe, that may have a portion of our costs denominated in currencies other than the U.S. dollar. As a result, we are exposed to fluctuations in these currencies impacting our operating results.

Currency exchange rates fluctuate daily as a result of a number of factors, including changes in a country’s political and economic policies. The primary impact of currency exchange fluctuations is on cash, payables and expenses related to transactions in currencies denominated in other than the U.S. dollar. As part of our currency hedging strategy, we may use financial instruments such as forward exchange, swap contracts and options to hedge our foreign currency exposure in order to reduce the short-term impact of foreign currency rate fluctuations on our operating results. If our hedging activities are not successful or if we change or reduce these hedging activities in the future, we may experience unexpected fluctuations in our operating results as a result of changes in exchange rates.

Furthermore, volatility in foreign exchange rates affects our ability to plan our pricing strategy. To the extent that we are unable to pass along increased costs and other financial effects resulting from exchange rate fluctuations to our customers, our profitability may be adversely impacted. Additionally, the COVID-19 pandemic could contribute to foreign currency volatility. As a result, fluctuations in non-U.S. dollar currencies and the U.S. dollar could have a material adverse effect on our business, financial condition and results of operations.

Risks related to the Transactions and our relationship with Flex

We have no history of operating as a separate, publicly-traded company, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly-traded company and may not be a reliable indicator of our future results.

Our historical and pro forma financial information included in this prospectus is derived from the consolidated financial statements and accounting records of Flex. Accordingly, the historical and pro forma financial information included in this prospectus does not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as a separate, publicly-traded company during the periods presented or those that we will achieve in the future primarily as a result of the factors described below:

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Prior to the Transactions, our businesses have been operated by Flex as part of its broader corporate organization, rather than as a separate, publicly-traded company. Flex or one of its affiliates performed various business functions for us such as legal, finance, treasury, accounting, auditing, tax, human resources, investor relations, corporate affairs, compliance support, logistics and bonding support, procurement and planning services, as well as the provision of leased facilities and business software and IT systems. Our historical and pro forma financial results reflect allocations of corporate expenses from Flex or autonomous entity adjustments for such functions and may be different than the expenses we would have incurred had we operated as a separate publicly-traded company. Following the Transactions, our cost related to such functions may therefore increase.

•

Currently, certain aspects of our businesses are integrated with the other businesses of Flex. Historically, we have shared economies of scope and scale in costs, employees and vendor relationships. Although we will enter into transition agreements with Flex, these arrangements may not fully capture the benefits that we have enjoyed as a result of being integrated with Flex and may result in us paying higher charges than in the past for these services. This could have an adverse effect on our results of operations and financial condition following the completion of the Transactions. In addition, we currently operate, and plan to continue to operate, our business in Brazil indirectly through Flex or its subsidiaries. Those Flex entities are the direct contracting parties with respect to our business in Brazil and we receive the benefits of those arrangements from the relevant Flex entity. If we are unable to continue to operate our business in Brazil through Flex and its subsidiaries, we would need to establish alternative arrangements, and any such alternative arrangements, if available, may cause us to incur additional costs relating to that business.

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Generally, our working capital requirements and capital for our general corporate purposes, including acquisitions and capital expenditures, have historically been satisfied as part of the corporate-wide cash management policies of Flex. In connection with the Transactions, we expect to incur a substantial amount of indebtedness in the form of senior credit facilities comprised of (i) a term loan in an aggregate principal amount of $150.0 million, and (ii) a revolving credit facility in an aggregate principal amount of $500.0 million (the “2023 Credit Agreement”). See “Description of indebtedness” elsewhere in this prospectus. In addition, we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements.

•	After the completion of the Transactions, including this offering, the cost of capital for our businesses may be higher than Flex’s cost of capital prior to the Transactions.

Other significant changes may occur in our cost structure, management, financing and business operations as a result of operating as a company separate from Flex. For additional information about the past financial performance of our businesses and the basis of presentation of the historical combined financial statements and the unaudited pro forma condensed combined financial statements of our businesses, refer to the sections entitled “Unaudited pro forma condensed combined financial statements,” “Selected historical combined financial data,” “Management’s discussion and analysis of financial condition and results of operations” and the unaudited condensed combined financial statements and audited combined financial statements and accompanying notes included elsewhere in this prospectus.

As a separate, publicly-traded company, we may not enjoy the same benefits that we did as a part of Flex.

There is a risk that, by separating from Flex, we may become more susceptible to market fluctuations and other adverse events than we would have been if we were still a part of the current Flex organizational structure. As part of Flex, we have been able to enjoy certain benefits from Flex’s creditworthiness, purchasing power and operating diversity, such as our business in Brazil that we operate indirectly through Flex or its subsidiaries. As a separate, publicly-traded company, we generally will not have similar benefits provided by Flex. Additionally, as part of Flex, we have been able to leverage the Flex historical market reputation and performance and brand identity to recruit and retain key personnel to run our business. As a separate, publicly-traded company, we will not have the same historical market reputation and performance or brand identity as Flex and it may be more difficult for us to recruit or retain such key personnel.

Our customers, prospective customers, suppliers or other companies with whom we conduct business may conclude that our financial stability as a separate, publicly-traded company is insufficient to satisfy their requirements for doing or continuing to do business with them.

We have historically operated as a wholly-owned subsidiary of Flex. Following the Transactions, some of our customers, prospective customers, suppliers or other companies with whom we conduct business may conclude that our financial stability as a separate, publicly-traded company is insufficient to satisfy their requirements for doing or continuing to do business with them, or may require us to provide additional credit support, such as letters of credit or other financial guarantees. Any failure of parties to be satisfied with our financial stability could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Following the Transactions, including this offering, Flex will continue to control the direction of our business, and the concentrated ownership of our common stock may prevent you and other stockholders from influencing significant decisions.

Immediately following the completion of this offering, Flex, directly or indirectly through Yuma and Yuma Sub, will own 95,791,805 shares of our Class B common stock, representing approximately 65.96% of the total outstanding shares of our common stock (or 92,303,433 shares of Class B common stock, representing approximately 63.56% of the total outstanding shares of our common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock). As long as Flex beneficially owns a majority of the total outstanding shares of our common stock, it will generally be able to determine the outcome of all corporate actions requiring stockholder approval, including the election and removal of directors. If Flex does not sell or otherwise dispose of its shares of our common stock, it would remain our controlling stockholder indefinitely.

Moreover, pursuant to the separation agreement, for so long as Flex beneficially owns a majority of the total voting power of our outstanding shares with respect to the election of directors, Flex has the right, but not the obligation, to designate for nomination a majority of the directors (including the chairman of our board of directors) and a majority of the members of any committee of the board. In addition, Flex has the right, but not the obligation, to nominate (i) 40% of our directors, as long as it beneficially owns 40% or more, but less than 50% of the combined voting power of our outstanding common stock, (ii) 40% of our directors, as long as it beneficially owns 30% or more, but less than 40% of the combined voting power of our outstanding common stock, (iii) 30% of our directors, as long as it beneficially owns 20% or more, but less than 30% of the combined voting power of our outstanding common stock, and (iv) 20% of our directors, as long as it beneficially owns 10% or more, but less than 20% of the combined voting power of our outstanding common stock. For so long as Flex beneficially owns less than a majority but at least 5% of the total voting power of our outstanding common stock with respect to the election of directors, Flex is entitled to include at least one of its designees on each committee of the board.

Flex’s interests may not be the same as, or may conflict with, the interests of our other stockholders. Investors in this offering will not be able to affect the outcome of any stockholder vote while Flex controls the majority of the total outstanding shares of our common stock. As a result, Flex will be able to control, directly or indirectly and subject to applicable law, all matters affecting us, including, but not limited to, the following:

•	any determination with respect to our business direction and policies, including the appointment and removal of officers and directors;

•	any determinations with respect to mergers, business combinations or disposition of assets;

•	our financing and dividend policy;

•	compensation and benefit programs and other human resources policy decisions;

•	termination of, changes to or determinations under our agreements with Flex relating to the Transactions;

•	changes to any other agreements that may adversely affect us;

•	the payment of dividends on our Class A common stock; and

•	determinations with respect to our tax returns.

Because Flex’s interests may differ from ours or from those of our other stockholders, actions that Flex takes with respect to us, as our controlling stockholder, may not be favorable to us or our other stockholders.

If Flex sells its retained beneficial interest in the LLC to a third party in a private transaction, you may not realize any change-of-control premium on shares of our Class A common stock and we may become subject to the control of a presently unknown third party.

Following the completion of this offering, Flex will continue to own a controlling equity interest in our Company via its retained majority beneficial interest in the LLC and ownership of our Class B common stock. Flex will have the ability, should it choose to do so, to sell some or all of its retained beneficial interest in a privately negotiated transaction, which, if sufficient in size, could result in a change of control of our Company.

The ability of Flex to privately sell its retained beneficial interest, with no requirement for a concurrent offer to be made to acquire all of the shares of our Class A common stock that will be publicly traded hereafter, could prevent you from realizing any change-of-control premium on your shares of our Class A common stock that may otherwise accrue to Flex on its private sale of its retained beneficial interest in the LLC. Additionally, if Flex privately sells its controlling interest in our Company, we may become subject to the control of a presently unknown third party. Such third party may have conflicts of interest with those of other stockholders. In addition, if Flex sells a controlling interest in our Company to a third party, our future indebtedness may be subject to acceleration, Flex may terminate the transitional arrangements, and our other commercial agreements and relationships could be impacted, all of which may adversely affect our ability to run our business as described herein and may have an adverse effect on our operating results and financial condition.

The continued concentrated ownership of our common stock could depress our Class A common stock price.

Immediately following the completion of this offering, Flex, directly or indirectly through Yuma and Yuma Sub, will own 95,791,805 shares of our Class B common stock, representing approximately 65.96% of the total outstanding shares of our common stock (or 92,303,433 shares of Class B common stock, representing approximately 63.56% of the total outstanding shares of our common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock). The liquidity of shares of our Class A common stock in the market may be constrained for as long as Flex continues to hold a significant position in our common stock. A lack of liquidity in our Class A common stock could depress the price of our Class A common stock.

We will be a “controlled company” within the meaning of the rules of Nasdaq and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Upon completion of this offering, Flex will indirectly hold 65.96% of the total outstanding shares of our common stock (approximately 63.56% of the total outstanding shares of our common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock). As a result, we will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under these rules, a listed company of which more than 50% of the total voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of our board of directors consist of independent directors;

•

the requirement that our nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, or if no such committee exists, that our director nominees be selected or recommended by independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate;

•	the requirement that our compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of our nominating and corporate governance and compensation committees.

Following this offering, we intend to utilize certain of these exemptions. As a result, we do not expect that a majority of the directors on our board will be independent upon completion of this offering. In addition, we do not expect that the nominating and corporate governance committee or the compensation committee (or, until required by the applicable requirements of Nasdaq, the audit committee) will consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

We expect that Flex and its directors and officers will have limited liability to us or you for breach of fiduciary duty.

Our amended and restated certificate of incorporation will provide that, subject to any contractual provision to the contrary, Flex and its directors and officers will have no obligation to refrain from engaging in the same or similar business activities or lines of business as we do or doing business with any of our clients, customers or vendors. As such, neither Flex nor any officer or director of Flex will be liable to us or to our stockholders for breach of any fiduciary duty by reason of any of these activities.

Potential indemnification liabilities to Flex pursuant to the separation agreement could materially and adversely affect our businesses, financial condition, results of operations and cash flows.

The separation agreement, among other things, provides for indemnification obligations (for uncapped amounts) designed to make us financially responsible for substantially all liabilities that may exist relating to our business activities, whether incurred prior to or after the separation. If we are required to indemnify Flex under the circumstances set forth in the separation agreement, we may be subject to substantial liabilities. For additional information, refer to the section entitled “Certain relationships and related party transactions—Agreements with Flex—The separation agreement—Release of claims and indemnification.”

In connection with our separation from Flex, Flex will indemnify us for certain liabilities. However, there can be no assurance that the indemnity will be sufficient to insure us against the full amount of such liabilities, or that Flex’s ability to satisfy its indemnification obligation will not be impaired in the future.

Pursuant to the separation agreement and certain other agreements with Flex, Flex has agreed to indemnify us for certain liabilities as discussed further in the section entitled “Certain relationships and related party transactions.” However, third parties could also seek to hold us responsible for any of the liabilities that Flex has agreed to retain, and there can be no assurance that the indemnity from Flex will be sufficient to protect us against the full amount of such liabilities, or that Flex will be able to fully satisfy its indemnification obligations. In addition, Flex’s insurance will not necessarily be available to us for liabilities associated with occurrences of indemnified liabilities prior to the separation, and in any event Flex’s insurers may deny coverage to us for liabilities associated with certain occurrences of indemnified liabilities prior to the separation. Moreover, even if we ultimately succeed in recovering from Flex or such insurance providers any amounts for which we are held liable, we may be temporarily required to bear these losses. Each of these risks could have a material adverse effect on our businesses, financial position, results of operations and cash flows.

Certain of our executive officers and directors may have actual or potential conflicts of interest because of their equity interest in Flex. Also, certain of Flex’s current officers also serve as our directors, which may create conflicts of interest or the appearance of conflicts of interest.

Because of their current or former positions with Flex, certain of our executive officers and directors own equity interests in Flex. Continuing ownership of Flex ordinary shares and equity awards could create, or appear to create, potential conflicts of interest if we and Flex face decisions that could have implications for both Flex and us. In addition, certain of Flex’s current directors and officers also serve as our directors, and this could create, or appear to create, potential conflicts of interest when we and Flex encounter opportunities or face decisions that could have implications for both companies in connection with the allocation of such directors’ time between Flex and us.

Flex may compete with us.

Notwithstanding Flex’s continued ownership and control of the Company, Flex will not be restricted from competing with us. If Flex in the future decides to engage in the type of business we conduct, it may have a competitive advantage over us, which may cause our business, financial condition and results of operations to be materially adversely affected.

We may not achieve some or all of the expected benefits of being a separate, publicly-traded company.

We may not be able to achieve the full strategic and financial benefits expected to result from being a separate, publicly-traded company, or such benefits may be delayed or not occur at all. Being a separate, publicly-traded company is expected to provide the following benefits, among others:

•

Allows investors to separately value Flex and us based on their distinct investment identities. Our business fundamentally differs from Flex’s other businesses in several respects, as Flex’s primary focus is contract manufacturing for multiple industries in contrast to our focus on selling proprietary products for utility-scale solar power plants. Being a separate, publicly-traded company enables investors to evaluate the merits, performance and future prospects of each company’s respective businesses and to invest in each company separately based on their distinct characteristics.

•

Allows us and Flex to more effectively pursue our and Flex’s distinct operating priorities and strategies and enable management of both companies to focus on unique opportunities for long-term growth and profitability. For example, while our management will be enabled to focus exclusively on our businesses, the management of Flex will be able to grow its businesses. Our and Flex’s separate management teams will also be able to focus on executing the companies’ differing strategic plans without diverting attention from the other businesses.

•

Permits each company to concentrate its financial resources solely on its own operations without having to compete with each other for investment capital, providing each company with greater flexibility to invest capital in its businesses in a time and manner appropriate for its distinct strategy and business needs.

•	Creates an independent equity structure that will afford us direct access to the capital markets and facilitate our ability to capitalize on our unique growth opportunities.

We may not achieve these and other anticipated benefits for a variety of reasons, including, among others:

•

As previously part of Flex, our businesses benefited from Flex’s size and purchasing power in procuring certain goods and services. As a separate, publicly-traded company, we may be unable to obtain these goods, services and technologies at prices or on terms as favorable as those Flex obtained prior to the separation. We may also incur costs for certain business functions previously performed by Flex that are higher than the amounts reflected in our historical financial statements, which could cause our profitability to decrease.

•	The actions required to separate our and Flex’s respective businesses will require significant amounts of our management’s time and effort, which could disrupt our operations.

•	Certain costs and liabilities that were otherwise less significant to Flex as a whole are more significant for us and Flex as separate companies.

•

We have incurred costs in connection with the transition to being a separate, publicly-traded company that include additional personnel costs, corporate governance costs (including director and officer insurance costs) and audit, consulting, legal and other professional services fees.

•	As a separate, publicly-traded company, we may be more susceptible to market fluctuations and other adverse events than if we were still fully integrated with Flex.

•	Our businesses are less diversified than Flex’s combined businesses prior to the separation.

If we fail to achieve some or all of the benefits expected to result from being a publicly-traded company, or if such benefits are delayed, our businesses, operating results and financial condition could be materially and adversely affected.

We may have received better terms from unaffiliated third parties than the terms we will receive in our agreements with Flex.

The agreements we have entered into or will enter into with Flex and certain of its subsidiaries in connection with the separation, including the separation agreement, transition services agreement, employee matters agreement, merger agreement, tax matters agreement, Tax Receivable Agreement, registration rights agreement and certain commercial agreements were prepared in the context of our separation from Flex while we were still a subsidiary of Flex.

Accordingly, during the period in which the terms of those agreements were prepared, we did not have a separate or independent board of directors or a management team that was separate from or independent of Flex. As a result, the terms of those agreements may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties. Arm’s-length negotiations between Flex and an unaffiliated third party in another form of transaction, such as a buyer in a sale of a business transaction, may have resulted in more favorable terms to the unaffiliated third party. For additional information, refer to the section entitled “Certain relationships and related party transactions.”

We may be required to effect the Merger and the other transactions contemplated by the merger agreement or certain distributions or other dispositions under the separation agreement following this offering, and our stockholders following this offering will have no right to approve or disapprove of the Merger or such other transactions, including the issuance of shares of our Class A common stock to the holders of Yuma common stock in connection with the Merger or such other transactions.

Prior to this offering, we and each of Flex, Yuma and Merger Sub, and our stockholders and the stockholders of each of Yuma and Merger Sub, have approved the merger agreement and the transactions contemplated by the merger agreement, including the Merger and the issuance of our Class A common stock to the holders of Yuma common stock in connection with the Merger. As a result, our stockholders following this offering will have no right to approve or disapprove of the Merger or the other transactions contemplated by the merger agreement or the issuance of shares of our Class A common stock to the holders of Yuma common stock in connection with the Merger. Further, our stockholders following this offering will have no right to appraisal under Section 262 of the DGCL or otherwise in connection with the Merger or the other transactions contemplated by the merger agreement.

We have also committed to take various other actions following this offering pursuant to the merger agreement (which actions are subject to Flex exercising its option, in its sole discretion, to effect the Merger and the other transactions contemplated by the merger agreement), including the registration under the Securities Act of the shares of our Class A common stock issuable to the holders of Yuma common stock in connection with the Merger.

Further, pursuant to the separation agreement, we and the LLC have also committed to take various other actions following this offering with respect to a Distribution or Other Distribution (which actions are subject to Flex exercising its option, in its sole discretion, to effect such Distribution or Other Distribution contemplated by the separation agreement), including the registration under the Securities Act of the shares of our Class A common stock issuable to the holders of Yuma common stock in connection with such Distribution or Other Distribution.

Flex has no obligation (pursuant to the merger agreement or otherwise) to pursue or consummate any further distribution or disposition of its retained beneficial interest in the LLC, including by means of a Distribution or Other Disposition or the Merger Distribution and the Merger, by any specified date or at all. As a result, the timing of the Merger and the other transactions contemplated by the merger agreement is uncertain, and subject to Flex’s sole discretion. Accordingly, we have no certainty when such transactions (and the effectiveness of our related obligations under the separation agreement and the merger agreement) will occur following this offering or if they will occur at all.

In the event that Flex determines to effect all or part of a tax-free or other distribution or disposition of its retained beneficial interest in the LLC (including by means of a Distribution or Other Disposition or the Merger Distribution and the Merger), Flex may no longer own more than 50% of the combined voting power of our outstanding common stock and we may no longer be a “controlled company” within the meaning of the rules of Nasdaq.

Upon completion of this offering we will be a “controlled company” within the meaning of the rules of Nasdaq and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. See the section entitled “Management—Controlled company exemption.”

Further, we have entered into the separation agreement with Flex, which gives Flex the right to nominate a majority of our directors and a majority of the members of our board committees after the consummation of this offering as long as our controlling stockholder beneficially owns 50% or more of the total voting power of our outstanding common stock and specifies how our controlling stockholder’s nomination rights shall decrease as our controlling stockholder’s beneficial ownership of our common stock also decreases. See the section entitled “Certain relationships and related party transactions—Separation agreement—Board and committee representation.”

In the event that Flex determines to proceed with all or part of a tax-free or other distribution or disposition of its retained beneficial interest in the LLC (including a Distribution or Other Disposition or the Merger Distribution and the Merger), Flex may no longer own more than 50% of the combined voting power of our outstanding common stock. As a result, among other matters, Flex may no longer hold the right as our controlling stockholder to nominate a majority of our directors and a majority of the members of our board committees and we may no longer be a “controlled company” within the meaning of the rules of Nasdaq and permitted to rely on exemptions from certain corporate governance requirements.

Flex has no obligation (pursuant to the merger agreement or otherwise) to pursue or consummate any further distribution or disposition of its retained beneficial interest in the LLC, including by means of a Distribution or Other Disposition or the Merger Distribution and the Merger, by any specified date or at all. Accordingly, Flex’s status as our controlling stockholder (and its associated rights with respect thereto) and our status as a “controlled company” is uncertain and subject to change at Flex’s sole discretion, including as a result of the exercise of Flex’s rights under the separation agreement or the merger agreement.

We or Flex may fail to perform under various transaction agreements that have been or will be executed as part of the Transactions or we may fail to have necessary systems and services in place when certain of the transaction agreements expire.

The separation agreement and other agreements that have been or will be entered into in connection with the Transactions determine the allocation of assets and liabilities between the companies following the separation for those respective areas and include related indemnifications related to liabilities and obligations. The transition services agreement we entered into with Flex provides for the performance of certain services by each company for the benefit of the other for a period of time after the separation. We have relied and will continue to rely on Flex to satisfy its performance and payment obligations under these agreements. If Flex is unable to satisfy its obligations under these agreements, including its indemnification obligations, we could incur operational difficulties or losses. If we do not have in place our own systems and services, or if we do not have agreements with other providers of these services once certain transaction agreements expire, we may not be able to operate our businesses effectively and our profitability may decline. We are in the process of creating our own, or engaging third parties to provide, systems and services to replace many of the systems and services that Flex currently provides to us. However, we may not be successful in implementing these systems and services or in transitioning data from Flex’s systems to us.

In addition, we expect this process to be complex, time-consuming and costly. We are also establishing or expanding our own corporate and business functions to be separate from Flex. We expect to incur one-time costs to replicate, or outsource from other providers, these corporate functions to replace the corporate services that Flex historically provided us prior to the separation. Any failure or significant downtime in our own financial, administrative or other support systems or in the Flex financial, administrative or other support systems during the transitional period when Flex provides us with support could negatively impact our results of operations or prevent us from paying our suppliers and employees, executing business combinations and foreign currency transactions or performing administrative or other services on a timely basis, which could negatively affect our results of operations.

In particular, our day-to-day business operations rely on our information technology systems. A significant portion of the communications among our personnel, customers and suppliers take place on our information technology platforms. We expect the transfer of information technology systems from Flex to us to be complex, time consuming and costly. There is also a risk of data loss in the process of transferring information technology. As a result of our reliance on information technology systems, the cost of such information technology integration and transfer and any such loss of key data could have an adverse effect on our business, financial condition and results of operations.

We may continue to be dependent on Flex for certain components for our products.

Our self-powered controller (“SPC”) and network control unit (“NCU”) used in our tracker products are predominately manufactured by Flex. We have an agreement with Flex for the manufacturing of these components, but we operate on a purchase order basis for pricing. The processes to manufacture these SPCs and NCUs are highly complex, specialized and proprietary. Although we have recently added two suppliers who manufacture our SPCs, if Flex is unable or unwilling to manufacture controllers for us, or increases its pricing substantially, a substantial portion of our supply of these critical components would be interrupted or delayed and we may not be able to source substitute parts easily. We would incur increased expenses in establishing new relationships with alternative manufacturers at market prices. We may not be able to source alternative components on term acceptable to us or in a timely and cost-effective manner which may materially and adversely affect our business, financial condition, results of operation and profitability.

We are a holding company and our principal asset after completion of this offering will be our LLC Units in the LLC, and accordingly we will be dependent upon distributions from the LLC to pay taxes and other expenses.

We are a holding company and, upon completion of the Transactions, including this offering, our principal asset will be our ownership of the LLC. See the section entitled “Our organizational structure.” We had no operations prior to this offering and have no independent means of generating revenue. As the managing member of the LLC, we intend to cause the LLC to make distributions to us in amounts sufficient to cover the taxes on our allocable share of the taxable income of the LLC, all applicable taxes payable by us, any payments we are obligated to make under the Tax Receivable Agreement and other costs or expenses. Distributions will generally be made on a pro rata basis among us, Yuma, Yuma Sub and TPG. However, certain laws and regulations may result in restrictions on the LLC’s ability to make distributions to us or the ability of the LLC’s subsidiaries to make distributions to it.

To the extent that we need funds and the LLC or its subsidiaries are restricted from making such distributions, we may not be able to obtain such funds on terms acceptable to us or at all and as a result could suffer an adverse effect on our liquidity and financial condition.

Tax authorities could challenge our historical and future tax positions.

We expect our taxable income to primarily be from the allocation of taxable income from the LLC. We are subject to federal and state income taxes in the United States on the taxable income allocated to us from the LLC. In addition, while the majority of the LLC’s income will be from United States sources and will not be subject to LLC level income tax, the LLC will have taxable income in some foreign subsidiaries that will be subject to foreign tax at the level of the LLC. We may be entitled to foreign tax credits in the United States for our share of the foreign tax paid by the LLC. As the LLC operates in a number of countries and relies on intercompany transfer pricing, judgment is required in determining our provision for income taxes. In the ordinary course of the LLC’s business, there may be transactions or intercompany transfer prices where the ultimate tax determination is uncertain. Additionally, calculations of income taxes payable currently and on a deferred basis are based on our interpretations of applicable tax laws in the jurisdictions in which we and the LLC are required to file tax returns.

In certain circumstances, the LLC will be required to make distributions to us, Yuma, Yuma Sub and TPG, and the distributions that the LLC will be required to make may be substantial and in excess of our tax liabilities and obligations under the Tax Receivable Agreement.

The LLC will be treated as a partnership for U.S. federal income tax purposes and, as such, will not be subject to U.S. federal income tax. Instead, taxable income will be allocated to holders of its LLC Units, including us. We anticipate that, pursuant to the tax rules under the Code and the regulations thereunder, in many instances these allocations of taxable income will not be made on a pro rata basis. Notwithstanding that, pursuant to the LLC Agreement, the LLC generally is required from time to time to make pro rata cash distributions, or tax distributions, to the holders of LLC Units to help each of the holders of the LLC Units to pay taxes on such holder’s allocable share of taxable income of the LLC. As a result of potential non pro rata allocations of net taxable income allocable to us, Yuma, Yuma Sub and TPG, and the favorable tax benefits that we anticipate receiving from this offering and certain related transactions, we expect that these tax distributions will be in amounts that exceed our tax liabilities and obligations to make payments under the Tax Receivable Agreement. To the extent, as currently expected, we do not distribute such cash balances as dividends on our Class A common stock and instead, for example, hold such cash balances or lend them to the LLC, the existing owners of the LLC would benefit from any value attributable to such accumulated cash balances as a result of an exchange of their LLC Common Units and corresponding shares of Class B common stock under the Exchange Agreement.

If Flex distributes its retained beneficial interest in the LLC on a tax-free basis, we may be required to indemnify Flex for certain tax liabilities and may be prevented from pursuing opportunities to engage in desirable strategic or capital-raising transactions.

Flex may, in the future, undertake a Distribution or other Disposition, whether directly or through a distribution or disposition of the stock of Yuma, which holds Flex’s retained beneficial interest in the LLC. Among other possible transactions, Flex may distribute all of the outstanding stock of Yuma to Flex’s shareholders in the Merger Distribution contemplated by the merger agreement and then cause Yuma to merge with a wholly-owned subsidiary of Nextracker Inc. to effect the Merger contemplated by the merger agreement. If Flex undertakes a spin-off transaction (including the Merger Distribution and the Merger contemplated by the merger agreement), Flex, Yuma and Nextracker Inc. will enter into a tax matters agreement which will govern the rights, responsibilities and obligations of Flex, Yuma and Nextracker Inc. with respect to taxes (including taxes arising in the ordinary course of business and taxes incurred as a result of the spin-off transaction), tax attributes, tax returns, tax contests and certain other tax matters. You will not have the right to approve the structure pursuant to which Flex may undertake any ultimate distribution of its retained beneficial interest in the LLC or the terms of the tax matters agreement between Flex, Yuma and Nextracker Inc. See the section entitled “Certain relationships and related party transactions—The separation agreement—Subsequent distribution or dispositions.”

If Flex undertakes the Merger Distribution, the merger agreement provides that we will enter into a tax matters agreement with Flex and Yuma as of immediately prior to the Merger Distribution, substantially in the form attached as Exhibit C to the merger agreement, which will govern the rights, responsibilities and obligations of Flex, Yuma and us with respect to taxes (including taxes arising in the ordinary course of business and taxes incurred as a result of the Merger Distribution and the Merger), tax attributes, tax returns, tax contests and certain other tax matters. Under the tax matters agreement, Yuma will be liable for any taxes that are reportable on returns that include only Yuma and/or its subsidiaries (but not Flex or any of its subsidiaries) for all tax periods whether before or after the completion of this offering. Yuma will also be liable for any taxes that are attributable to the Nextracker business, as reasonably determined by Flex, that are reportable on returns that include Yuma and/or its subsidiaries, on the one hand, and Flex and/or its subsidiaries, on the other hand, for any taxable period (or portion thereof) beginning after the date of the spin-off transaction. Notwithstanding the foregoing, Yuma and Flex will each be liable for 50% of certain transfer taxes attributable to the spin-off transaction (including the Merger Distribution and the Merger).

Yuma generally will be responsible for specified taxes and related amounts imposed on Flex or Yuma (or their respective subsidiaries) that arise from the failure of the spin-off transaction (including the Merger Distribution and the Merger) to qualify for tax-free treatment under Section 368(a) or Section 355 of the Code. Such taxes and related amounts could be material and the tax matters agreement will generally require Yuma (on behalf of itself or Nextracker Inc., as applicable) to bear such taxes and related amounts to the extent that the failure to so qualify is attributable to, among other things, (i) a breach of the relevant representations and covenants made by Yuma or Nextracker Inc. in the tax matters agreement or any representation letter provided in support of any tax opinion or ruling obtained by Flex with respect to the U.S. federal income tax treatment of such spin-off or (ii) certain actions or failures to act by Yuma or Nextracker Inc. (or their respective subsidiaries) that result in the spin-off transaction failing to qualify for tax-free treatment under Section 368(a) or Section 355 of the Code. Because Yuma would merge with a wholly-owned subsidiary of Nextracker Inc., among other possible transactions, the obligations of Yuma under the tax matters agreement will become direct or indirect obligations of Nextracker Inc. and this may adversely affect our business, result of operations, financial condition and prospects.

Flex and Yuma will also agree to make a protective election under Section 336(e) of the Code with respect to the spin-off transaction and take necessary actions to effect such election, unless such election results in a material adverse tax consequence to Flex or its subsidiaries (compared to the consequences that would have resulted if no such election was made) in which case the election would only be made as directed by Flex in its sole discretion. If an election under Section 336(e) is made, the spin-off transaction fails to qualify for tax-free treatment, and the resulting taxes are considered liabilities of Flex, then Flex will be entitled to periodic payments from Yuma equal to 85% of the tax savings arising from the step-up in tax basis resulting from the election. The parties to the tax matters agreement will negotiate in good faith the terms of a tax receivable agreement that are substantially similar to the Tax Receivable Agreement to govern the calculation and making of such payments, provided that any such tax savings resulting from the election under Section 336(e) of the Code will be treated as the last items claimed for the taxable year.

To preserve the tax-free treatment of any such spin-off by Flex, the tax matters agreement would, among other restrictions, restrict Yuma and Nextracker Inc. (and their respective subsidiaries), for the two-year period following the spin-off, except in specific circumstances, from: (i) entering into any transaction pursuant to which Yuma or Nextracker Inc. stock would be acquired (with certain exceptions), (ii) merging, consolidating or liquidating either Yuma or Nextracker Inc., other than through the Merger, (iii) selling or transferring assets above certain thresholds, (iv) redeeming or repurchasing stock (with certain exceptions), (v) altering the voting rights of Yuma or Nextracker Inc. stock, (vi) taking or failing to take any other action that would reasonably be expected to result in the spin-off transaction failing to qualify for tax-free treatment under Section 368(a) or Section 355 of the Code, (vii) ceasing to engage in any active trade or business as defined in the Code, or (viii) facilitating or otherwise participating in any acquisition of Nextracker Inc. stock that would result in a shareholder owning directly or indirectly 5% or more of outstanding Nextracker Inc. stock. These restrictions may limit our ability to pursue certain strategic transactions or other transactions that we may believe to be in the best interests of our stockholders or that might increase the value of our business.

We will be required to pay Yuma and Yuma Sub, both of which are subsidiaries of Flex, TPG, and the TPG Affiliates (or certain permitted transferees thereof) for certain tax benefits that we are deemed to realize arising in connection with this offering and related transactions, and the amounts we may pay could be significant.

We expect that this offering and certain related transactions (including the Transactions) will produce tax benefits for us. We intend to use all of the net proceeds from this offering to purchase LLC Common Units from Yuma as described in the section entitled “Use of proceeds.” Additionally, we may be required from time to time to acquire LLC Common Units together with a corresponding number of shares of our Class B common stock in exchange for our Class A common stock (or cash) pursuant to the Exchange Agreement. See the section entitled “Certain relationships and related party transactions—Exchange agreement.” We expect that basis adjustments resulting from these transactions, if they occur, among other tax benefits resulting from the Transactions, will reduce the amount of income tax we would otherwise be required to pay in the future.

We will enter into a Tax Receivable Agreement with the LLC, Yuma, Yuma Sub, TPG and the TPG Affiliates. The Tax Receivable Agreement will provide for the payment by us to Yuma, Yuma Sub, TPG and the TPG Affiliates (or certain permitted transferees thereof) of 85% of the tax benefits, if any, that we are deemed to realize under certain circumstances as a result of (i) our allocable share of existing tax basis in tangible and intangible assets resulting from exchanges or acquisitions of the LLC Units, including as part of the Transactions or under the Exchange Agreement, (ii) increases in tax basis resulting from exchanges or acquisitions of outstanding LLC Units and shares of Class B common stock (including as part of the Transactions or under the Exchange Agreement), (iii) certain pre-existing tax attributes of certain blocker corporations affiliated with TPG that will merge with a separate direct, wholly-owned subsidiary of us, as part of the Transactions, and (iv) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. See the section entitled “Certain relationships and related party transactions—Tax receivable agreement.” Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that the tax savings we will be deemed to realize associated with the tax benefits described above would aggregate approximately $147 million over 20 years from the date of this offering based on the initial public offering price of $21.50 per share of our Class A common stock (which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus), and assuming all future exchanges of LLC Units occur at the time of this offering. Under such scenario we would be required to pay the owners of LLC Units approximately 85% of such amount, or $121 million, over the 20 year period from the date of this offering, and the yearly payments over that time would range between approximately $1 to $12 million per year. Such payments will reduce the cash provided by the tax savings described above. As a result, investors purchasing shares in this offering or in the public market following this offering will not be entitled to the economic benefit of the tax benefits subject to the Tax Receivable Agreement that would have been available if the Tax Receivable Agreement were not in effect (except to the extent of our continuing 15% interest in the tax benefits subject to the Tax Receivable Agreement). The actual amounts may materially differ from these hypothetical amounts, as potential future tax savings we will be deemed to realize, and Tax Receivable Agreement payments by us, will be calculated based in part on the market value of our Class A common stock at the time of purchase or exchange and the prevailing federal tax rates applicable to us over the life of the Tax Receivable Agreement (as well as the assumed combined state and local tax rate), and will generally be dependent on us generating sufficient future taxable income to realize the benefit. The payments under the Tax Receivable Agreement are not conditioned upon the ownership of us by Yuma, Yuma Sub, TPG or the TPG Affiliates (or certain permitted transferees thereof). See the section entitled “Certain relationships and related party transactions—Tax receivable agreement.”

There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, the payments under the Tax Receivable Agreement exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement or distributions to us by the LLC are not sufficient to permit us to make payments under the Tax Receivable Agreement after we have paid taxes. Furthermore, our obligations to make payments under the Tax Receivable Agreement could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that are deemed realized under the Tax Receivable Agreement.

In certain cases, payments under the Tax Receivable Agreement to Yuma, Yuma Sub, TPG and the TPG Affiliates (or certain permitted transferees thereof) may be accelerated and/or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

The Tax Receivable Agreement provides that upon certain circumstances we will be required to make an immediate payment equal to the present value of the anticipated future tax benefits, including upon certain mergers, asset sales, other forms of business combinations or other changes of control (with certain exceptions, such as the Merger Distribution and the Merger), if we materially breach any of our material obligations under the Tax Receivable Agreement, or if, at any time, we elect an early termination of the Tax Receivable Agreement. The amount of any such payment would be based on certain assumptions, including that we (or our successor) would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the Tax Receivable Agreement. As a result, we could be required to make payments under the Tax Receivable Agreement that are greater than or less than the percentage specified in the Tax Receivable Agreement of the actual benefits that we realize in respect of the tax attributes that are subject to the Tax Receivable Agreement and the upfront payment may be made years in advance of the actual realization of such future benefits (if any). If we were to elect to terminate the Tax Receivable Agreement immediately after this offering, based on the initial public offering price of $21.50 per share of our Class A common stock (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus), and a discount rate equal to SOFR plus 100 basis points, we estimate that we would be required to pay $79 million in the aggregate under the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity, as well as our attractiveness as a target for an acquisition. In addition, we may not be able to finance our obligations under the Tax Receivable Agreement.

Additionally, if Flex undertakes a tax-free distribution of Yuma (or a corporation to which Yuma is contributed), and then causes Yuma (or such corporation) to merge or consolidate with us or with a wholly-owned subsidiary of ours in a tax-free transaction, our obligations under the Tax Receivable Agreement will not accelerate but Yuma can elect in its discretion to assign its rights under the Tax Receivable Agreement to another entity (including an affiliate of Flex) prior to such distribution. If Yuma (or a corporation to which Yuma is contributed) makes this election and assigns its rights under the Tax Receivable Agreement to another entity, we would not be entitled to any payments under the Tax Receivable Agreement nor would this eliminate any of our obligations under the Tax Receivable Agreement, even though Yuma (or such corporation) would be merged with us or with a wholly-owned subsidiary of ours.

Payments under the Tax Receivable Agreement will generally be based on the tax reporting positions that we determine except with respect to the agreed tax treatment provided for in the Tax Receivable Agreement. The Tax Receivable Agreement and the TRA Side Letter (as defined below, treated as part of the Tax Receivable Agreement) provide that the parties will treat payments under the Tax Receivable Agreement and TRA Side Letter that are attributable to certain tax benefits from exchanges of LLC Units under the Exchange Agreement and from the purchase of LLC Units from Yuma (with the net proceeds of this offering) as upward purchase price adjustments to the extent permitted by law and other than amounts treated as interest under the Code. We will not be reimbursed for any payments previously made under the Tax Receivable Agreement, even if the tax benefits underlying such payment are disallowed (although future amounts otherwise payable under the Tax Receivable Agreement may be reduced as a result thereof). In addition, the actual state or local tax savings we realize may be different than the amount of such tax savings we are deemed to realize under the Tax Receivable Agreement, which will be based on an assumed combined state and local tax rate applied to our reduction in taxable income as determined for U.S. federal income tax purposes as a result of the Tax Receivable Agreement. As a result, in certain circumstances, payments could be made under the Tax Receivable Agreement in excess of the benefits that we actually realize in respect of the tax attributes subject to the Tax Receivable Agreement.

Risks Related to Our Indebtedness and Financing

Our indebtedness could adversely affect our financial flexibility, financial condition and our competitive position.

In connection with the Transactions, we expect to incur substantial indebtedness under the 2023 Credit Agreement. The borrower will be the LLC and the obligations of the borrower under the 2023 Credit Agreement will be jointly and severally guaranteed by us and certain of the LLC’s existing and future direct and indirect wholly-owned domestic subsidiaries, subject to certain exceptions. Our level of indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness. Our indebtedness could have other important consequences to you and significant effects on our business. For example, it could:

•	increase our vulnerability to adverse changes in general economic, industry and competitive conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to make payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	restrict us from exploiting business opportunities;

•	make it more difficult to satisfy our financial obligations, including payments on our indebtedness;

•	place us at a disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy or other general corporate purposes.

In addition, the agreement governing the 2023 Credit Agreement contains, and the agreements evidencing or governing any other future indebtedness may contain, restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness. In addition, a default by us under the agreement governing the 2023 Credit Agreement or an agreement governing any other future indebtedness may trigger cross-defaults under any other future agreements governing our indebtedness. Upon the occurrence of an event of default or cross-default under any of the present or future agreements governing our indebtedness, the lenders could elect to declare all amounts outstanding to be due and payable and exercise other remedies as set forth in the agreements. If any of our indebtedness were to be accelerated, there can be no assurance that our assets would be sufficient to repay this indebtedness in full, which could have a material adverse effect on our ability to continue to operate as a going concern.

The agreement governing the 2023 Credit Agreement contains, and the agreements evidencing or governing any other future indebtedness may contain, financial restrictions on us and our subsidiaries, including restrictions on our or our subsidiaries’ ability to, among other things:

•	place liens on our or our subsidiaries’ assets;

•	incur additional indebtedness;

•	change the nature of our business; and

•	change our or our subsidiaries’ fiscal year or organizational documents.

Our substantial indebtedness could adversely affect our financial condition.

Our indebtedness could limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements, stock repurchases or other purposes. It may also increase our vulnerability to adverse economic, market and industry conditions, limit our flexibility in planning for, or reacting to, changes in our business operations or to our industry overall, and place us at a disadvantage in relation to our competitors that have lower debt levels. Any or all of the above events and/or factors could have an adverse effect on our results of operations and financial condition.

Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt.

The LLC’s ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

We may still incur substantially more debt or take other actions which would intensify the risks discussed above.

We and our subsidiaries may be able to incur substantial additional debt in the future, subject to the restrictions contained in our debt instruments, some of which may be secured debt. Our 2023 Credit Agreement restricts our ability to incur additional indebtedness, including secured indebtedness, but if the facility matures or is repaid, we may not be subject to such restrictions under the terms of any subsequent indebtedness.

Risks related to our Class A common stock and this offering

There has been no prior public market for our Class A common stock and an active trading market may not develop.

Prior to this offering, there has been no public market for our Class A common stock. An active trading market may not develop following completion of this offering or, if developed, may not be sustained. The lack of an active trading market may impair the value of your shares and your ability to sell your shares at the time you wish to sell them. An inactive trading market may also impair our ability to both raise capital by selling shares of Class A common stock and acquire other complementary technologies or businesses by using our shares of Class A common stock as consideration.

Upon closing of this offering, we expect that our Class A common stock will be listed on Nasdaq. If we fail to satisfy the continued listing standards of Nasdaq, however, we could be de-listed, which would negatively impact the trading price and liquidity of our Class A common stock.

We expect that the price of our Class A common stock will fluctuate substantially and you may not be able to sell the shares you purchase in this offering at or above the offering price.

The initial public offering price for the shares of our Class A common stock sold in this offering is determined by negotiation between the representatives of the underwriters, Flex, TPG and us. This price may not reflect the market price of our Class A common stock following this offering. In addition, the market price of our Class A common stock is likely to be highly volatile and may fluctuate substantially due to many factors, including:

•	volume and customer mix for our products;

•	the introduction of new products by us or others in our industry;

•	disputes or other developments with respect to our or others’ intellectual property rights;

•	product liability claims or other litigation;

•	quarterly variations in our results of operations or those of others in our industry;

•	media exposure of our products or of those of others in our industry;

•	changes in governmental regulations or in the status of our regulatory approvals or applications;

•	changes in earnings estimates or recommendations by securities analysts;

•	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors;

•

changes in our capital structure or dividend policy, including as a result of future issuances of securities, sales of large blocks of Class A common stock by our stockholders, including Flex and our employees, or our incurrence of debt; and

•	announcements or actions taken by Flex as our controlling stockholder.

In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our Class A common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our Class A common stock shortly following this offering. If the market price of shares of our Class A common stock after this offering does not ever exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

In addition, in the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us following volatility in our stock price, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would harm our financial condition and operating results and divert management’s attention and resources from our business.

We cannot predict the effect our multi-class share structure may have on the market price of our Class A common stock.

We cannot predict whether our multi-class share structure will result in a lower or more volatile market price of our Class A common stock, adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multi-class share structures in certain of their indices. Affected indices include the S&P 500, S&P MidCap 400, and S&P SmallCap 600, which together make up the S&P Composite 1500. Under such policies, the multi-class structure of our common stock would make us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to track those indices would not invest in our Class A common stock. It is unclear what effect, if any, these policies will have on the valuations of publicly-traded companies excluded from such indices, but it is possible that they may depress valuations, as compared to similar companies that are included. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. In addition, several stockholder advisory firms and large institutional investors oppose the use of multi-class share structures. As a result, our multi-class share structure may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure, and may result in large institutional investors not purchasing shares of our Class A common stock. As a result of the foregoing factors, the market price and trading volume of our Class A common stock could be adversely affected.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

If a trading market for our Class A common stock develops, it will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our Class A common stock will have had relatively little experience with us, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

The unaudited pro forma condensed combined financial statements included in this prospectus are presented for informational purposes only and may not be an indication of our financial condition or results of operations in the future.

The unaudited pro forma condensed combined financial statements included in this prospectus are presented for informational purposes only and are not necessarily indicative of what our actual financial condition or results of operations would have been had the separation been completed on the date indicated. The assumptions used in preparing the pro forma financial information may not prove to be accurate and other factors may affect our financial condition or results of operations. Accordingly, our financial condition and results of operations in the future may not be evident from or consistent with such pro forma financial information.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our operating results could fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our Class A common stock.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. It is possible that interpretation, industry practice and guidance may evolve over time. If our assumptions change or if actual circumstances differ from our assumptions, our operating results may be adversely affected and could fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our Class A common stock.

If you purchase our Class A common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

Investors purchasing Class A common stock in this offering will pay a price per share that substantially exceeds the pro forma as adjusted net tangible book value per share. As a result, investors purchasing Class A common stock in this offering will incur immediate dilution of $20.28 per share, at the initial public offering price of $21.50 per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and our pro forma as adjusted net tangible book value per share as of September 30, 2022. For additional information on the dilution you may suffer as a result of investing in this offering, see the section entitled “Dilution.”

This dilution is due to the substantially lower price paid by Flex and TPG for their shares of our Class B common stock purchased prior to this offering as compared to the price offered to the public in this offering for our Class A common stock.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. Future sales or other distributions of shares of our Class A common stock could cause the market price of our Class A common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our Class A common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell their shares, could result in a decrease in the market price of our Class A common stock, which includes 1,157,473 shares of our Class A common stock issuable upon vesting of RSUs which vest partly upon the completion of this offering, and then from April 2023 to April 2024. Immediately after this offering, we will have 145,231,185 outstanding shares of Class A and Class B common stock. This includes the shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates. 121,975,371 shares are currently restricted as a result of securities laws or 180-day lock-up agreements but will be able to be sold after the offering as described in the section entitled “Shares available for future sale.”

Subject to the restrictions described in the paragraph below, future sales of shares of our Class A common stock in the public market by Flex and TPG will be subject to the volume and other restrictions of Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), for so long as Flex or TPG, respectively, is deemed to be our affiliate, unless the shares to be sold are registered with the Securities and Exchange Commission (the “SEC”). After this offering, certain affiliates of Flex and TPG have rights, subject to some conditions, to require us to file registration statements covering its shares or to include its shares in registration statements that we may file for ourselves or other stockholders as described in the section entitled “Certain relationships and related party transactions—Registration rights agreement.” We are unable to predict whether or when Flex or TPG will sell or otherwise dispose of shares of our Class A or Class B common stock. The sale or other disposition by Flex or TPG of a substantial number of shares after this offering, or a perception that such sales or other dispositions could occur, could significantly reduce the market price of our Class A common stock.

In addition, we, certain of our officers and directors, Flex and TPG have agreed with the underwriters that, without the prior written consent of each of J.P. Morgan Securities LLC and BofA Securities, Inc., we and they will not, subject to certain exceptions and extensions, during the period ending 180 days after the date of this prospectus, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other agreement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock or publicly disclose the intention to make any such offer, sale, pledge or disposition. J.P. Morgan Securities LLC and BofA Securities, Inc. may, in their sole discretion and at any time without notice, release all or any portion of the shares of our common stock subject to the lock-up.

In connection with this offering, we are filing a registration statement on Form S-8 registering under the Securities Act the shares of our Class A common stock reserved for issuance under our Equity Incentive Plan. Once we register these shares, they can be freely sold in the public market, subject to volume limitations applicable to affiliates and the lock-up agreements described above.

We expect to incur significant additional costs as a result of being a public company, which may adversely affect our business, financial condition and results of operations.

Upon completion of this offering, we expect to incur costs associated with corporate governance requirements that will become applicable to us as a public company, including rules and regulations of the SEC, under the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the Exchange Act, as well as the rules of Nasdaq. These rules and regulations are expected to significantly increase our accounting, legal and financial compliance costs and make some activities more time-consuming. We also expect these rules and regulations to make it more expensive for us to maintain directors’ and officers’ liability insurance. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Accordingly, increases in costs incurred as a result of becoming a publicly traded company may adversely affect our business, financial condition and results of operations.

If we experience material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our Class A common stock.

As a result of becoming a public company, we will be required, under Section 404 of the Sarbanes-Oxley Act of 2002, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting beginning with our Annual Report on Form 10-K for the year ending March 31, 2024. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual and interim financial statements will not be detected or prevented on a timely basis.

We are further enhancing internal controls, processes and related documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. The effectiveness of our controls and procedures may be limited by a variety of factors, including:

•	faulty human judgment and simple errors, omissions or mistakes;

•	fraudulent action of an individual or collusion of two or more people;

•	inappropriate management override of procedures; and

•	the possibility that any enhancements to controls and procedures may still not be adequate to assure timely and accurate financial control.

Our auditors will be required to express an opinion on the effectiveness of our internal controls. If we are unable to confirm that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause the price of our Class A common stock to decline.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the closing of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Provisions in our corporate charter documents and under Delaware law and certain contractual rights granted to Flex could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective upon the closing of this offering and certain contractual rights that have been granted to Flex under the separation agreement may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our Class A common stock, thereby depressing the market price of our Class A common stock. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation that will become effective upon the closing of this offering specifies that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court in Delaware or the federal district court for the District of Delaware) will be the sole and exclusive forum for most legal actions involving actions brought against us by stockholders. Notwithstanding the foregoing, the exclusive forum provision will not apply to any claim to enforce any liability or duty created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction. Our amended and restated certificate of incorporation will further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. We believe this exclusive forum provisions benefits us by providing increased consistency in the application of Delaware law by chancellors particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, such provisions may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in such action.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation that will be in effect at the closing of this offering provides that we will indemnify our directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporate Law.

In addition, as permitted by the Delaware General Corporate Law, our amended and restated certificate of incorporation and our indemnification agreements that we have entered into with our directors and officers provide that:

•

we will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by applicable law. Such law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful;

•	we may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law;

•

we are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;

•

the rights conferred in our amended and restated certificate of incorporation are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons; and

•	we may not retroactively amend our amended and restated certificate of incorporation provisions to reduce our indemnification obligations to directors, officers, employees and agent.

General risk factors

If we fail to manage our future growth effectively, we may be unable to execute our business plan, maintain high levels of customer service or adequately address competitive challenges.

We have experienced significant growth in recent periods. We intend to continue to expand our business significantly within existing and new markets. This growth has placed, and any future growth may place, a significant strain on our management, operational and financial infrastructure. In particular, we will be required to expand, train and manage our growing employee base and scale and improve our IT infrastructure in tandem with that headcount growth. Our management will also be required to maintain and expand our relationships with customers, suppliers and other third parties and attract new customers and suppliers, as well as manage multiple geographic locations.

Our current and planned operations, personnel, IT and other systems and procedures might be inadequate to support our future growth and may require us to make additional unanticipated investment in our infrastructure. Our success and ability to further scale our business will depend, in part, on our ability to manage these changes in a cost-effective and efficient manner. If we cannot manage our growth effectively, we may be unable to take advantage of market opportunities, execute our business strategies or respond to competitive pressures. This could also result in declines in quality or customer satisfaction, increased costs, difficulties in introducing new offerings or other operational difficulties. Any failure to effectively manage growth could adversely impact our business and reputation.

If we fail to retain our key personnel or if we fail to attract additional qualified personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.

Our future success and ability to implement our business strategy depends, in part, on our ability to attract and retain key personnel, and on the continued contributions of members of our senior management team and key technical personnel, each of whom would be difficult to replace. All of our employees, including our senior management, are free to terminate their employment relationships with us at any time. Competition for highly skilled individuals with technical expertise is extremely intense, and we face challenges identifying, hiring and retaining qualified personnel in many areas of our business. Integrating new employees into our team could prove disruptive to our operations, require substantial resources and management attention and ultimately prove unsuccessful. An inability to retain our senior management and other key personnel or to attract additional qualified personnel could limit or delay our strategic efforts, which could have a significant and adverse effect on our business, financial condition, results of operations and prospects.

Special note regarding forward-looking statements

Certain statements included in this prospectus are “forward-looking statements” within the meaning of the United States federal securities laws. All statements other than historical factual information are forward-looking statements, including without limitation statements regarding: our future financial performance, cash flows, liquidity position or other results; our management’s plans and strategies for future operations, including statements relating to anticipated operating performance, cost reductions, restructuring activities, new product and service developments, competitive strengths or market position, acquisitions and the integration thereof, divestitures, spin-offs, split-offs or other distributions, strategic opportunities, securities offerings, stock repurchases, dividends and executive compensation; the effects of the Transactions on our business; expected payments under the Tax Receivable Agreement; growth, declines and other trends in markets we sell into; new or modified laws, regulations and accounting pronouncements; future regulatory approvals and the timing thereof; outstanding claims, legal proceedings, tax audits and assessments and other contingent liabilities; future tax rates, tax credits and other tax provisions; future foreign currency exchange rates and fluctuations in those rates; general economic and capital markets conditions; the anticipated timing of any of the foregoing; assumptions underlying any of the foregoing; and any other statements that address events or developments that we intend or believe will or may occur in the future. Terminology such as “will,” “may,” “should,” “could,” “would,” “believe,” “anticipate,” “intend,” “plan,” “expect,” “estimate,” “project,” “target,” “possible,” “potential,” “forecast” and “positioned” and similar references to future periods are intended to identify forward-looking statements, although not all forward-looking statements are accompanied by such words. Forward-looking statements are based on assumptions and assessments made by our management in light of their experience and perceptions of historical trends, current conditions, expected future developments and other factors they believe to be appropriate, and speak only as of the date of this prospectus.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or other events to be materially different from any future results, performance or other events expressed or implied by the forward-looking statements. Given these uncertainties, you should not place undue reliance on forward-looking statements. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results, performance or other events may be materially different from what we expect.

Important factors that could cause actual results, performance or other events to differ materially from our expectations include:

•	the demand for solar energy and, in turn, our products;

•	competitive pressures within the solar tracker industry;

•	competition from conventional and other renewable energy sources;

•	variability in our results of operations, including as a result of fluctuations in our customers’ businesses as well as seasonal weather-related disruptions;

•	the reduction, elimination or expiration of government incentives for, or regulations mandating the use of, renewable energy and solar energy;

•	our reliance on our suppliers and any problems with our suppliers or disruptions in our supply chain;

•	our ability to establish U.S. or foreign supplier manufacturing rapidly in response to business conditions or criteria for government incentives;

•	changes in the global trade environment, including the imposition of import tariffs or bans;

•	the impact of the COVID-19 pandemic on our business, results of operations and financial condition;

•

a further increase in interest rates, or a reduction in the availability of tax equity or project debt financing, impacting the ability of project developers and owners to finance the cost of a solar energy system;

•	a loss of one or more of our significant customers, their inability to perform under their contracts, or their default in payment to us;

•	defects or performance problems in our products;

•	delays, disruptions or quality control problems in our product development operations;

•	global disruption caused by the Russian invasion of Ukraine;

•	pressure on margins or the availability of solar project financing due to inflation;

•	severe weather events, natural disasters and other catastrophic events;

•	our continued expansion into new markets;

•	our indebtedness;

•	electric utility industry policies and regulations;

•	decreases in the price of electricity;

•	our failure to protect our intellectual property and trade secrets or to successfully defend against third-party claims of infringement;

•	cybersecurity or other data incidents; and

•	the other risks and uncertainties set forth in the section entitled “Risk factors.”

Except as required by law, we assume no obligation to update these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Market and industry data

We use market data and industry forecasts and projections throughout this prospectus, and in particular in the sections entitled “Prospectus summary” and “Business.” We have obtained the market data from certain third-party sources of information, including publicly available industry publications and subscription-based publications, including the following:

•	Energy Information Administration, Energy Power Monthly with Data for May 2022, July 2022

•	International Energy Agency, Renewables 2022, December 2022, all rights reserved

•	International Renewable Energy Agency, Battery Storage Paves Way for a Renewable-powered Future, March 2020

•	Joule, a Cell Press Journal, Global Techno-Economic Performance of Bifacial and Tracking Photovoltaic Systems, July 2020

•	Lazard Ltd., Levelized Cost of Energy version 15.0, October 2021

•	Renewables Now, Renewables 2020 Global Status Report, 2020

•	U.S. Energy Information Administration, Electric Power Monthly with Data for May 2022, July 2022

•	U.S. Energy Information Administration, Coal will account for 85% of U.S. electric generating capacity retirements in 2022, January 2022

•	Wood Mackenzie Ltd., Global solar PV market outlook update: Q4 2022, December 2022

•	Wood Mackenzie Ltd., Global solar PV system price: country breakdowns and forecasts, April 2022

•	Wood Mackenzie Ltd., Global Solar PV Tracker Landscape 2022 and Associated Data, December 2022

•	Wood Mackenzie Ltd., Global solar PV tracker market share 2022, June 2022

Industry forecasts are based on surveys and the preparer’s expertise and there can be no assurance that any of the industry forecasts will be achieved. We believe these data are reliable, but we have not independently verified the accuracy of this information nor have we ascertained the underlying economic assumptions relied thereon. Any industry forecasts are based on data (including third-party data), models and experience of various professionals and are based on various assumptions, all of which are subject to change without notice. While we are not aware of any misstatements regarding the market data presented herein, industry forecasts and projections involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk factors.”

Use of proceeds

We expect to receive net proceeds from this offering of approximately $475.0 million (or approximately $546.2 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), based upon an initial public offering price of $21.50 per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discount. Approximately $8.3 million of offering expenses will be paid by Flex.

We will use all of the net proceeds from this offering to purchase 23,255,814 LLC Common Units from Yuma (or 26,744,186 LLC Common Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock) at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discount. We will not retain any of the net proceeds of this offering.

Our organizational structure

Incorporation of Nextracker Inc.

Nextracker Inc., a Delaware corporation, was formed on December 19, 2022 and is the issuer of the Class A common stock offered by this prospectus. Prior to this offering and the Transactions, all of our business operations have been conducted through the LLC (formerly known as NEXTracker Inc.) and its direct and indirect subsidiaries. Nextracker Inc. has not engaged in any material business or other activities except in connection with its formation and the Transactions.

The TPG investment

On February 1, 2022, Flex sold the LLC Preferred Units representing a 16.67% limited liability company interest of the LLC to TPG resulting in TPG holding all of the outstanding LLC Preferred Units and subsidiaries of Flex holding all of the outstanding LLC Common Units. Immediately prior to this offering, as a result of accrued distributions paid in kind in respect of TPG’s outstanding LLC Preferred Units, TPG owned, through one or more subsidiaries, a 17.37% limited liability company interest in the LLC.

The Transactions

We will complete the following organizational and other transactions in connection with this offering:

•

We will amend and restate Nextracker Inc.’s certificate of incorporation to, among other things, provide for Class A common stock and Class B common stock, with each share entitling its holder to one vote on all matters presented to our stockholders generally, and provide that shares of Class B common stock may only be held by Yuma, Yuma Sub, TPG and each of their permitted transferees;

•

We will issue 23,255,814 shares of our Class A common stock to the purchasers in this offering (or 26,744,186 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) in exchange for net proceeds of $475.0 million (or approximately $546.2 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), based upon an assumed initial public offering price of $21.50 per share (which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus), after the underwriting discount (approximately $8.3 million of offering expenses will be paid by Flex);

•

Before this offering, we will issue 128,794,522 shares of our Class B common stock to Yuma, Yuma Sub and TPG in exchange for cash consideration, which number of shares shall be equal to the number of LLC Common Units held directly or indirectly by Yuma, Yuma Sub and TPG immediately following the Transactions and before giving effect to this offering, and, in connection with Yuma’s transfer to us of 23,255,814 LLC Common Units (or 26,744,186 LLC Common Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock) described below, a corresponding number of shares of Class B common stock held by Yuma shall be canceled;

•	We will repurchase all 100 shares of our common stock previously issued to Yuma in connection with our initial capitalization for cash consideration;

•

Immediately prior to the consummation of this offering, the LLC will make the Distribution in respect of the LLC Units in an aggregate amount of $175.0 million. With respect to such Distribution, $21.7 million shall be distributed to TPG and $103.3 million to, Yuma and Yuma Sub in accordance with their pro rata LLC Units and $50.0 million to Flex. The Distribution will be financed, in part, with net proceeds from a $150.0 million term loan under a Credit Agreement entered into by the LLC which will be guaranteed by Nextracker Inc., and various lenders party thereto;

•

In connection with this offering, the LLC Preferred Units held by TPG will be automatically converted into a certain number of LLC Common Units which are exchangeable, together with a corresponding number of shares of Class B common stock, for shares of our Class A common stock (or cash). Notwithstanding the foregoing, as permitted under and in accordance with the Prior LLC Agreement, TPG has exercised its right to have certain blocker corporations affiliated with TPG each merge with a separate direct, wholly-owned subsidiary of Nextracker Inc., with the blocker corporations surviving each such merger, in a transaction intended to qualify as a tax-free transaction, with the investors in each such blocker corporation being entitled to a number of shares of Nextracker Inc. Class A common stock with a value based on the LLC Preferred Units held by such blocker corporation;

•

We will use all of the net proceeds from this offering as consideration for Yuma’s transfer to us of 23,255,814 LLC Common Units (or 26,744,186 LLC Common Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock) at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discount;

•	We will be appointed as the managing member of the LLC;

•

We, the LLC, Yuma, Yuma Sub and TPG will enter into the Exchange Agreement under which Yuma, Yuma Sub and TPG (or certain permitted transferees thereof) will have the right, subject to the terms of the Exchange Agreement, to require the LLC to exchange LLC Common Units (together with a corresponding number of shares of Class B common stock) for newly-issued shares of Class A common stock on a one-for-one basis, or, in the alternative, we may elect to exchange such LLC Common Units (together with a corresponding number of shares of Class B common stock) for cash equal to the product of (i) the number of LLC Common Units (together with a corresponding number of shares of Class B common stock) being exchanged, (ii) the then-applicable exchange rate under the Exchange Agreement (which will initially be one and is subject to adjustment) and (iii) the Class A common stock value (based on the market price of our Class A common stock), subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions; provided further, that in the event of an exchange request by an exchanging holder, Nextracker Inc. may at its option effect a direct exchange of shares of Class A common stock for LLC Common Units and shares of Class B common stock in lieu of such exchange or make a cash payment to such exchanging holder, in each case pursuant to the same economic terms applicable to an exchange between the exchanging holder and the LLC;

•

We, the LLC, Yuma, Yuma Sub, TPG and the TPG Affiliates will enter into the Tax Receivable Agreement that will provide for the payment by us to Yuma, Yuma Sub, TPG and the TPG Affiliates (or certain permitted transferees thereof) of 85% of the tax benefits, if any, that we are deemed to realize under certain circumstances as a result of (i) our allocable share of existing tax basis in tangible and intangible assets resulting from exchanges or acquisitions of the LLC Units, including as part of the Transactions or under the Exchange Agreement, (ii) increases in tax basis resulting from exchanges or acquisitions of the LLC Units and shares of Class B common stock (including as part of the Transactions or under the Exchange Agreement), (iii) certain pre-existing tax attributes of certain blocker corporations affiliated with TPG that will each merge with a separate direct, wholly-owned subsidiary of us, or contributed to us, as part of the Transactions, and (iv) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement; and

•

We, Yuma, Yuma Sub and TPG will enter into a registration rights agreement pursuant to which we will grant such parties (and their transferees, if any) certain registration rights with respect to any of our Class A common stock owned by them (including upon exchange of LLC Common Units and shares of Class B common stock held by them). See the section entitled “Certain relationships and related party transactions—Agreements with Flex—Registration rights agreement.”

We collectively refer to the foregoing organizational and other transactions, including the 2023 Credit Agreement, the Distribution and this offering as the “Transactions.”

Immediately following the completion of the Transactions (including this offering):

•	Nextracker Inc. will be a holding company and its principal asset will be the LLC Units it purchases from Yuma;

•	Nextracker Inc. will be the managing member of the LLC and will control the business and affairs of the LLC and its subsidiaries;

•

Nextracker Inc. will own 38,535,004 LLC Common Units, representing approximately 26.75% of the economic interest in the business of the LLC (or 42,023,376 LLC Common Units, representing approximately 29.17% of the economic interest in the business of the LLC, if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•

The purchasers in this offering will own (i) 23,255,814 shares of Class A common stock of Nextracker Inc., representing approximately 16.01% of the total outstanding shares of Nextracker Inc.’s common stock (or 26,744,186 shares of Class A common stock, representing approximately 18.41% of the total outstanding shares of Nextracker Inc.’s common stock, if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (ii) indirectly through Nextracker Inc.’s ownership of LLC Units, approximately 26.75% of the economic interest in the business of the LLC (or approximately 29.17% of the economic interest in the business of the LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•

Flex (i) through Yuma and Yuma Sub, will own 95,791,805 shares of Class B common stock of Nextracker Inc., representing approximately 65.96% of the total outstanding shares of Nextracker Inc.’s common stock (or 92,303,433 shares of Class B common stock, representing approximately 63.56% of the total outstanding shares of Nextracker Inc.’s common stock, if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (ii) through Yuma and Yuma Sub, will own 95,791,805 LLC Common Units, representing approximately 66.49% of the economic interest in the business of the LLC (or 92,303,433 LLC Common Units, representing approximately 64.07% of the economic interest in the business of the LLC, if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

•

TPG will own (i) 15,279,190 shares of Class A common stock of Nextracker Inc., representing approximately 10.52% of the total outstanding shares of Nextracker Inc.’s common stock (or 15,279,190 shares of Class A common stock, representing approximately 10.52% of the total outstanding shares of Nextracker Inc.’s common stock, if the underwriters exercise in full their option to purchase additional shares of Class A common stock), (ii) 9,746,903 shares of Class B common stock of Nextracker Inc., representing approximately 6.71% of the total outstanding shares of Nextracker’s common stock (or 9,746,903 shares of Class B common stock, representing approximately 6.71% of the total outstanding shares of Nextracker Inc.’s outstanding common stock, if the underwriters exercise in full their option to purchase additional shares of Class A common stock), and (iii) 9,746,903 LLC Common Units representing approximately 6.77% of the economic interest in the business of the LLC (or 9,746,903 LLC Common Units, representing approximately 6.77% of the economic interest in the business of the LLC, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

As the managing member of the LLC, we will operate and control all of the business and affairs of the LLC and, through the LLC and its direct and indirect subsidiaries, conduct our business. Immediately following the Transactions, including this offering, we will control the management of the LLC as its managing member. As a result, we will consolidate the LLC and record a significant non-controlling interest in a consolidated entity in our consolidated financial statements for the economic interest in the LLC held directly or indirectly by Flex and TPG.

Subsequent distribution or dispositions

Distribution or Other Dispositions

The separation agreement provides that Flex may, in its sole discretion, determine: (i) whether to proceed with all or part of Distribution or Other Disposition, whether directly or through a distribution or disposition of the stock of Yuma, which directly or indirectly holds Flex’s beneficial interest in the LLC; and (ii) all terms of the Distribution or Other Disposition, as applicable, including the form, structure and terms of any transaction(s) and/or offering(s) to effect the Distribution or Other Disposition and the timing of and conditions to the consummation of the Distribution or Other Disposition. In addition, the separation agreement provides that in the event that Flex determines to proceed with any Distribution or Other Disposition, Flex may at any time and from time to time until the completion of such Distribution or Other Disposition abandon, modify or change any or all of the terms of such Distribution or Other Disposition, including by accelerating or delaying the timing of the consummation of all or part of such Distribution or Other Disposition. The separation agreement also provides that upon Flex’s request, we and the LLC will cooperate with Flex in all respects to accomplish the Distribution or Other Disposition and will, at Flex’s direction, promptly take any and all actions necessary or desirable to effect the Distribution or Other Disposition, including the registration under the Securities Act of the offering of our Class A common stock on an appropriate registration form or forms to be designated by Flex and the filing of any necessary documents pursuant to the Exchange Act.

Merger Agreement

In addition to our obligations with respect to any Distribution or Other Disposition, the separation agreement provides Flex with the right, exercisable at any time following this offering, to require us, following any dividend or distribution of the equity of Yuma to the holders of ordinary Flex shares, to, at Flex’s option, effect a merger of Yuma with a wholly-owned subsidiary of ours, with Yuma surviving as a wholly owned subsidiary of ours in a tax-free transaction under Section 368(a) of the Code. We have further agreed under the separation agreement to, at Flex’s request, at any time whether before or after this offering, fully cooperate with the Flex to submit an agreement and plan of merger to effect such merger for approval by our board of directors and stockholders and the board of directors and stockholders of such subsidiary, to the extent required under Delaware law, and cause such agreement and plan of merger to be executed and delivered by our authorized officers and the authorized officers of such subsidiary, and take all other actions reasonably necessary to adopt and approve such agreement and plan of merger, to be operative when and if Flex so elects to effect such merger following this offering.

As a result, prior to this offering, we, Flex, Yuma and Merger Sub, have entered into the merger agreement, pursuant to which, among other matters, Flex will have the right but not the obligation, to effect the Merger. The Merger would, on the terms and subject to the conditions set forth in the merger agreement, be effected immediately following the Merger Distribution, with such stock of Yuma being exchanged for shares of our Class A common stock in the Merger. The number of shares of our Class A common stock that would be issued to Yuma stockholders in the Merger would equal the number of shares of Class A common stock then held directly or indirectly by Yuma and its subsidiaries (assuming for such purposes that all LLC Units and shares of Class B common stock held directly or indirectly by Yuma and its subsidiaries have been exchanged for shares of Class A common stock as of immediately prior to the Merger pursuant to and in accordance with the Exchange Agreement).

Prior to this offering, we and each of Flex, Yuma and Merger Sub, and our stockholders and the stockholders of each of Yuma and Merger Sub, have approved the merger agreement and the transactions contemplated by the merger agreement, including the Merger. As a result, our stockholders following this offering will have no right to approve or disapprove of the Merger or the other transactions contemplated by the merger agreement or the issuance of shares of our Class A common stock to the holders of Yuma common stock in connection with the Merger. Further, our stockholders following this offering will have no right to appraisal under Section 262 of the DGCL or otherwise in connection with the Merger or the other transactions contemplated by the merger agreement.

General

Flex has no obligation (pursuant to the merger agreement or otherwise) to pursue or consummate any further distribution or disposition of its retained beneficial interest in the LLC, including by means of a Distribution or Other Disposition or the Merger Distribution and the Merger, by any specified date or at all. If pursued, any such distribution or disposition would be subject to various conditions, including receipt of any necessary regulatory or other approvals, the existence of satisfactory market conditions and, if pursued, the Merger would be subject to the conditions set forth in the merger agreement (see the section entitled “Certain relationships and related party transactions—merger agreement” for additional detail regarding the conditions to the closing of the Merger set forth in the merger agreement).

The conditions to any such distribution or disposition, including by means of a Distribution or Other Disposition or the Merger Distribution and the Merger, may not be satisfied. Flex may decide not to consummate any distribution or disposition, including by means of a Distribution or Other Disposition or the Merger Distribution and the Merger, even if the conditions thereto are satisfied or Flex may decide to waive one or more of these conditions and consummate such a distribution or disposition, even if all of the conditions thereto are not satisfied.

Accordingly, we have no certainty when such transactions (and the effectiveness of our related obligations under the separation agreement and the merger agreement) will occur following this offering or if they will occur at all.

The following diagram sets forth a simplified view of our corporate structure after giving effect to the completion of the Transactions, including this offering. This chart is for illustrative purposes only and does not represent all legal entities affiliated with the entities depicted.

Note:	For the purposes of this diagram only, shares of Class A common stock not outstanding and subject to options, warrants or other rights that will be outstanding upon completion of the Transactions are deemed outstanding for purposes of calculating the percentage total outstanding common stock and economic interest of the various entities depicted in the diagram.

The separation agreements

We and the LLC entered into a separation agreement with Flex. The separation agreement sets forth our agreements with Flex regarding the principal actions to be taken in connection with the separation. It also sets forth other agreements that govern certain aspects of our relationship with Flex following the separation. The following are the principal steps of the separation:

•	Transfer of Assets and Liabilities—Pursuant to the separation agreement, Flex will transfer to us substantially all of the assets and liabilities comprising the legacy Nextracker business.

•

Transition Services Agreement—During the fourth quarter of fiscal year 2022, we and the LLC entered into a transition services agreement with Flextronics International USA, Inc. (“FIUI”), pursuant to which FIUI and its subsidiaries have agreed to provide us and our subsidiaries with various services.

•

Brazil operations—We, the LLC, Flex and an affiliate of Flex will enter into an umbrella agreement (the “Umbrella Agreement”) that governs the terms, conditions and obligations of a strategic commercial relationship between us and Flex for the sale of our solar trackers in Brazil. See the section entitled “Certain relationships and related party transactions—Agreements with Flex—Umbrella Agreement.”

•

Employee Matters Agreement—We and the LLC entered into an employee matters agreement with Flex that governs our and Flex’s compensation and employee benefit obligations with respect to the employees and other service providers of each company, and generally allocates liabilities and responsibilities relating to employment matters and employee compensation and benefit plans and programs.

•

Registration Rights Agreement—We, Yuma, Yuma Sub and TPG will enter into a registration rights agreement pursuant to which we will grant such parties (and their transferees, if any) certain registration rights with respect to any of our Class A common stock owned by them (including upon exchange of LLC Common Units and shares of Class B common stock held by them). See the section entitled “Certain relationships and related party transactions—Agreements with Flex—Registration rights agreement.”

•

Tax Receivable Agreement—We, the LLC, affiliates of Flex, TPG and the TPG Affiliates will enter into the Tax Receivable Agreement that will provide for the payment by us to Yuma, Yuma Sub, TPG and the TPG Affiliates (or certain permitted transferees thereof) of 85% of the tax benefits, if any, that we are deemed to realize under certain circumstances. See the section entitled “Certain relationships and related party transactions—other related party agreements—Tax receivable agreement.”

•

Merger Agreement—We, Flex, Yuma and Merger Sub entered into a merger agreement, pursuant to which, among other matters, Flex will have the right but not the obligation, to effect the Merger. See the section entitled “Certain relationships and related party transactions—other related party agreements—Merger agreement.”

•

Tax Matters Agreement—If Flex undertakes a spin-off transaction (including the Merger Distribution contemplated by the merger agreement), Flex, Yuma and we will enter into a tax matters agreement which will govern the rights, responsibilities and obligations of such parties with respect to taxes (including taxes arising in the ordinary course of business and taxes incurred as a result of the spin-off transaction), tax attributes, tax returns, tax contests and certain other matters.

For additional information regarding the separation agreement and such other agreements, refer to the sections entitled “Risk factors—Risks related to the Transactions and our relationship with Flex” and “Certain relationships and related party transactions—Agreements with Flex.”

Dividend policy

Immediately prior to the consummation of this Offering, the LLC will make the Distribution in respect of the LLC Units in an aggregate amount of $175.0 million. With respect to such Distribution, $21.7 million shall be distributed to TPG and $103.3 million to Yuma and Yuma Sub in accordance with their pro rata LLC Units and $50.0 million to Flex. The Distribution will be financed, in part, with net proceeds from a $150.0 million term loan under the 2023 Credit Agreement entered into by the LLC which will be guaranteed by Nextracker Inc., and various lenders party thereto. See the section entitled “Description of indebtedness.” We currently do not anticipate paying any cash distributions or dividends on our Class A common stock after this offering and for the foreseeable future. Holders of our Class B common stock are not entitled to participate in any dividends declared by our board of directors. The payment of any dividends on our Class A common stock in the future, and the timing and amount thereof, is within the discretion of our board of directors. The board’s decisions regarding the payment of dividends will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in our debt facilities, industry practice, legal requirements and other factors that our board deems relevant. Our ability to pay dividends will depend on our ongoing ability to generate cash from operations, the ability of the LLC to make distributions to us, and on our access to the capital markets for liquidity. We cannot guarantee that we will pay a dividend in the future or continue to pay any dividends if we commence paying dividends. See “Risk Factors—Risks Related to Our Business and Industry—In certain circumstances, the LLC will be required to make distributions to us, Yuma, Yuma Sub and TPG, and the distributions that the LLC will be required to make may be substantial and in excess of our tax liabilities and obligations under the Tax Receivables Agreement.” Under the LLC Agreement, the LLC generally is required from time to time to make pro rata cash distributions, or tax distributions, to the holders of LLC Units to help each of the holders of the LLC Units to pay taxes on such holder’s allocable share of taxable income of the LLC. Investors in our Class A common stock will not be entitled to receive any such distributions. Investors should not purchase our Class A common stock with the expectation of receiving cash dividends.

Subject to having available cash and subject to the limitations imposed by applicable law and contractual restrictions, the LLC Agreement requires the LLC to make certain distributions to each member of the LLC on a pro rata basis, including us, to facilitate their payment of taxes with respect to the income of the LLC that is allocated to them. See the section entitled “Certain relationships and related party transactions—Nextracker LLC agreement.” To the extent that the tax distributions we receive exceed the amount that we are actually required to pay for taxes, payments under the Tax Receivable Agreement and other expenses, we will not be required to distribute such excess cash. See the section entitled “Certain relationships and related party transactions—Other related party agreements—Tax receivable agreement.” Our board of directors may, in its sole discretion, choose to use such excess cash for any purpose depending upon the facts and circumstances at the time of determination.

Capitalization

The following table sets forth the cash and capitalization as of September 30, 2022:

•	of the operations that comprise the legacy solar tracker business of Flex, including Nextracker LLC and its subsidiaries on a historical basis (“Nextracker Historical”);

•

of Nextracker Inc. on a pro forma basis to give effect to the separation and the Transactions, including the receipt of $150.0 million in proceeds under the 2023 Credit Agreement to, in part, make the Distribution of $175.0 million in respect of the LLC Units, the sale by us of 23,255,814 shares of Class A common stock in this offering at an assumed initial public offering price of $21.50 per share, the midpoint of the price range set forth on the cover page of this prospectus, after (i) deducting the estimated underwriting discount and (ii) the application of the proceeds from this offering as described in the section entitled “Use of proceeds.”

The information below is not necessarily indicative of what our cash and capitalization would have been had the Transactions been completed as of September 30, 2022. In addition, it is not indicative of our future cash and capitalization. This table should be read in conjunction with the combined financial statements and related notes included elsewhere in this prospectus as well as “Prospectus Summary—Summary historical and pro forma condensed combined financial and other data,” “Prospectus Summary—The Transactions,” “Unaudited pro forma condensed combined financial statements,” “Selected historical combined financial data,” “Use of proceeds,” and “Management’s discussion and analysis of financial condition and results of operations.”

	As of September 30, 2022
(Unaudited) (In thousands, except share amounts)	Nextracker Historical	Nextracker Inc. Pro forma
Cash	$84,209	$56,820

Capitalization:
Long term debt	$—	$147,600
Redeemable preferred units, $0.001 par value, 50,000,000 units issued and outstanding, historical	516,668	—
Redeemable non-controlling interest	—	358,971
Equity:
Class A common stock, $0.0001 par value, 900,000,000 shares authorized, 38,535,004 shares issued and outstanding, pro forma	—	2
Class B common stock, $0.0001 par value, 500,000,000 shares authorized, 105,538,708 shares issued and outstanding, pro forma	—	11
Parent company net investment	86,400	—
Additional paid-in capital	—	83,692

Total equity	86,400	83,705

Total capitalization	$603,068	$590,276

Dilution

Flex, indirectly through Yuma and Yuma Sub, will own 95,791,805 LLC Common Units and 95,791,805 shares of Class B common stock after the Transactions (or 92,303,433 LLC Common Units and 92,303,433 shares of

Class B common stock if the underwriters exercise in full their option to purchase additional shares of our Class A common stock). Because Flex does not, directly or indirectly, own any Class A common stock or have any right to receive distributions from Nextracker Inc., we have presented dilution in pro forma net tangible book value per share both before and after this offering assuming that all of the holders of LLC Common Units (other than Nextracker Inc.) had their LLC Common Units, together with a corresponding number of shares of Class B common stock, exchanged for 95,791,805 newly-issued shares of Class A common stock (or 92,303,433 newly issued shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of our Class A common stock) on a one-for-one basis and the transfer to the Company and cancellation for no consideration of all of their shares of Class B common stock (which are not entitled to receive distributions or dividends, whether cash or stock, from Nextracker Inc.) in order to more meaningfully present the dilutive impact on the investors in this offering. We refer to the assumed exchange of all LLC Common Units, together with a corresponding number of shares of Class B common stock, for shares of Class A common stock as described in the previous sentence as the “Assumed Exchange.”

TPG has exercised its right to have certain blocker corporations affiliated with TPG each merge with a separate direct, wholly-owned subsidiary of Nextracker Inc., with the blocker corporations surviving each such merger, in a transaction intended to qualify as a tax-free transaction, with the investors in each such blocker corporation being entitled to a number of shares of Nextracker Inc. Class A common stock with a value based on the LLC Preferred Units held by such blocker corporation. We have presented dilution in pro forma net tangible book value per share both before and after this offering assuming that TPG had their LLC Common Units, together with a corresponding number of shares of Class B common stock, exchanged for 9,746,903 newly-issued shares of Class A common stock (or 9,746,903 newly issued shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of our Class A common stock). We refer to this election by TPG as the “TPG Election.”

If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma net tangible book value per share of our Class A common stock after this offering.

Pro forma net tangible book value per share of Class A common stock of Nextracker Inc. is determined by dividing our total tangible assets less our total liabilities by the number of shares of our Class A common stock outstanding. As of September 30, 2022, after giving effect to the Transactions (other than payment for the Transactions as described in “Use of Proceeds”, payment of the Distribution, and receipt of the proceeds from the 2023 Credit Agreement), the Assumed Exchange, and the TPG Election but not this offering, we had a pro forma net tangible book value of $351.1 million or $2.91 per share.

After giving further effect to (i) the receipt of the net proceeds from our issuance and sale of 23,255,814 shares of Class A common stock at an assumed initial public offering price of $21.50 per share the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discount and the application of the net proceeds from this offering as described in the section entitled “Use of proceeds,” and (ii) the receipt of $150.0 million in proceeds under the 2023 Credit Agreement to make the Distribution of $175.0 million in respect of the LLC Units, our pro forma as adjusted net tangible book value as of September 30, 2022 would have been $176.1 million, or $1.22 per share of Class A common stock. This amount represents an immediate decrease in pro forma net tangible book value of $1.69 per share to our existing stockholders and an immediate dilution of approximately $20.28 per share to new investors participating in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of Class A common stock. The following table illustrates this dilution to new investors on a per share basis:

Assumed initial public offering price per share of Class A common stock		$21.50
Pro forma net tangible book value per share as of September 30, 2022, after giving effect to the Transactions (1), and the Assumed Exchange, and the TPG Election but not this offering	$2.91
Decrease in pro forma net tangible book value per share attributable to new investors in this offering	$(1.69)

Pro forma as adjusted net tangible book value per share, after this offering		$1.22

Dilution per share to new Class A common stock to new investors in this offering		$20.28

(1)	Pro forma net tangible book value per share as of September 30, 2022 does not give effect to the receipt of $150.0 million in proceeds under the 2023 Credit Agreement to make the Distribution of $175.0 million in respect of the LLC Units, and the payment for Yuma’s transfer to us of 23,255,814 LLC Common Units, as such amounts will be paid with proceeds from the offering.

A $1.00 increase or decrease in the assumed initial public offering price of $21.50 per share of Class A common stock, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, would have no effect on pro forma as adjusted net tangible book value per share after this offering and would increase or decrease dilution to new investors by $1.00 per share of Class A common stock, assuming that the number of shares of Class A common stock offered by us set forth on the front cover of this prospectus remains the same, and after deducting the estimated underwriting discount.

The exercise in full of the underwriters’ option to purchase additional shares would have no effect on, pro forma as adjusted net tangible book value per share after this offering and no effect on dilution to new investors.

The following table summarizes, as of September 30, 2022, on the pro forma as adjusted basis described above (including the Assumed Exchange and the TPG Election), the total number of shares of Class A common stock purchased from us, the total consideration paid to us, or to be paid, and the average price paid per share, or to be paid, by the existing stockholders and by new investors purchasing shares from us in this offering, based on an assumed initial public offering price of $21.50 per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discount:

	Shares of Class A common and Class B stock		Total consideration		Average price per share
	Number	Percent	Amount	Percent
Existing Stockholders	120,817,898	83.9%	$500,000,000	50.0%	$4.14
New Investors	23,255,814	16.1	500,000,000	50.0	21.50

Total	144,073,712	100.0%	$1,000,000,000	100.0%	—

A $1.00 increase or decrease in the assumed initial public offering price of $21.50 per share of Class A common stock, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, would increase or decrease total consideration paid by new investors in the Class A common stock and total consideration paid by all holders of Class A common stock by $23.3 million, assuming that the number of shares of Class A common stock offered by us set forth on the cover page of this prospectus remains the same, and before deducting the estimated underwriting discount.

An increase or decrease of 1,000,000 shares in the number of shares of Class A common stock offered by us would increase or decrease the total consideration paid to us by new investors in the Class A common stock and total consideration paid to us by all holders of Class A common stock by $21.5 million, based on an assumed initial public offering price of $21.50 per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and before deducting the estimated underwriting discount.

Except as otherwise indicated, the above discussion and table assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters’ option to purchase additional shares is exercised in full, as of September 30, 2022, on the as adjusted basis described above (including the Assumed Exchange and the TPG Election), our existing stockholders would own 81.4% and our new investors would own 18.6% of the total number of shares of our Class A common stock outstanding upon completion of this offering.

The foregoing tables and calculations are based on the number of shares of our Class A common stock that will be outstanding immediately following the Transactions, including this offering, and after giving effect to the Assumed Exchange and the TPG Election, but excluding 12,857,143 shares of our Class A common stock reserved for issuance under our Equity Incentive Plan which will be available for issuance after this offering, which includes 1,157,473 shares of Class A common stock issuable upon vesting of RSUs which vest partly upon the completion of this offering, and then from April 2023 to April 2024.

Selected historical combined financial data

The following selected historical combined financial data reflects the combined assets and results of operations of the operations that comprise the legacy solar tracker business of Flex, including the LLC (formerly known as NEXTracker Inc.) and its subsidiaries. We derived the combined statement of operations and comprehensive income data for the years ended March 31, 2022, 2021 and 2020, and the combined balance sheet data as of March 31, 2022 and 2021, from our historical audited combined financial statements, which are included elsewhere in this prospectus. We derived the condensed combined statement of operations and comprehensive income data for the six-month periods ended September 30, 2022 and October 1, 2021, and the condensed combined balance sheet data as of September 30, 2022, from our historical unaudited condensed combined financial statements, which are included elsewhere in this prospectus.

Throughout the period covered by the combined financial statements, we did not operate as a separate entity and stand-alone separate historical financial statements for us have not been prepared. These combined financial statements have been derived from Flex’s historical accounting records and are presented on a carve-out basis. All sales and costs as well as assets and liabilities directly associated with our business activity are included as a component of the combined financial statements. The combined financial statements also include allocations of certain general, administrative, sales and marketing expenses and cost of sales from Flex’s corporate office and allocations of related assets, liabilities, and Flex’s investment, as applicable. The allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the combined financial statements had we been an entity that operated separately from Flex during the periods presented. In addition, the results for the six-month period ended September 30, 2022 should not be viewed as indicative of the results that may be expected for the fiscal year ending March 31, 2023. Per share data has not been presented since our business was wholly owned by Flex during the periods presented. During the fourth quarter of fiscal year 2022, we entered into a transition services agreement with Flex, whereby Flex agreed to provide or cause to be provided certain services to us, which were previously included as part of the allocations from Flex. As consideration, we agreed to pay Flex the amount specified for each service as described in the transition service agreement. See the section entitled “Certain relationships and related party transactions—Agreements with Flex.” Related-party allocations, including the method for such allocations, are discussed further in “Relationship with parent and related parties” in Note 8 of the notes to the audited combined financial statements.

This selected historical combined financial data should be reviewed in combination with the sections entitled “Unaudited pro forma condensed combined financial statements,” “Capitalization,” “Management’s discussion and analysis of financial condition and results of operations” and the combined financial statements and accompanying notes included in this prospectus.

	Six-month periods ended		Fiscal year ended March 31,
(In thousands)	September 30, 2022	October 1, 2021	2022	2021	2020
	(unaudited)

Combined Statement of Operations and Comprehensive Income Data:
Revenue	$870,372	$680,172	$1,457,592	$1,195,617	$1,171,287
Cost of sales	755,970	605,857	1,310,561	963,636	958,380

Gross profit	114,402	74,315	147,031	231,981	212,907
Selling, general and administrative expenses	36,862	26,140	66,948	60,442	55,361

	Six-month periods ended		Fiscal year ended March 31,
(In thousands)	September 30, 2022	October 1, 2021	2022	2021	2020
	(unaudited)
Research and development	8,299	6,951	14,176	13,008	8,641

Operating income	69,241	41,224	65,907	158,531	148,905
Interest and other, net	1,248	280	799	502	(24)

Income before income taxes	67,993	40,944	65,108	158,029	148,929
Provision for income taxes	16,776	8,371	14,195	33,681	30,673

Net income and comprehensive income	$51,217	$32,573	$50,913	$124,348	$118,256

	As of September 30,	As of March 31,
(In thousands)	2022	2022	2021
	(unaudited)

Combined Balance Sheet Data:
Working capital(1)	$333,700	$240,691	$191,902
Total assets	1,287,758	1,017,289	880,969
Accumulated net parent investment	86,400	(3,035)	456,047

(1)	Working capital is defined as current assets, less current liabilities.

	Six-month periods ended		Fiscal year ended March 31,
(In thousands)	September 30, 2022	October 1, 2021	2022	2021	2020
	(unaudited)

Combined Statements of Cash Flows Data:
Net cash provided by (used in) operating activities	$52,461	$(31,187)	$(147,113)	$94,273	$240,999
Net cash used in investing activities	(1,311)	(3,272)	(5,750)	(2,963)	(1,655)
Net cash provided by (used in) financing activities	3,989	(26,422)	(8,656)	96,329	(250,765)

	Six-month periods ended		Fiscal year ended March 31,
(In thousands, except percentages)	September 30, 2022	October 1, 2021	2022	2021	2020

Other Financial Information:
Non-GAAP gross profit(1)	$115,282	$78,911	$152,599	$242,016	$222,503
Non-GAAP operating income(1)	73,614	49,987	90,363	177,850	168,025
Non-GAAP net income(1)	53,800	38,991	69,870	140,279	134,260
Adjusted EBITDA(1)	73,764	51,072	92,279	179,164	170,663
Net income (% of revenue)	5.9%	4.8%	3.5%	10.4%	10.1%
Adjusted EBITDA (% of revenue)(1)	8.5%	7.5%	6.3%	15.0%	14.6%
Adjusted free cash flow(1)	$51,150	$(34,459)	$(152,863)	$91,810	$239,344

(1)

Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted free cash flow are intended as supplemental measures of performance that are neither required by, nor presented in accordance with, GAAP. We present these non-GAAP financial measures because we believe they assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. In addition, we may use all or any combination of Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted free cash flow as factors in evaluating management’s performance when determining incentive compensation and to evaluate the effectiveness of our business strategies.

Among other limitations, Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted free cash flow do not reflect our cash expenditures or future capital expenditures or contractual commitments (including under the Tax Receivable Agreement), do not reflect the impact of certain cash or non-cash charges resulting from matters we consider not to be indicative of our ongoing operations and do not reflect the associated income tax expense or benefit related to those charges. In addition, other companies in our industry may calculate Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted free cash flow differently from us, which further limits their usefulness as comparative measures.

Because of these limitations, Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted free cash flow should not be considered in isolation or as substitutes for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted free cash flow on a supplemental basis. You should review the reconciliation to the most directly comparable GAAP measure of Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted free cash flow below and not rely on any single financial measure to evaluate our business.

	Six-month periods ended		Fiscal year ended March 31,
(In thousands, except percentages)	September 30, 2022	October 1, 2021	2022	2021	2020
	(unaudited)

Reconciliation of GAAP to Non-GAAP Financial Measures:
GAAP gross profit	$114,402	$74,315	$147,031	$231,981	$212,907
Stock-based compensation expense	755	679	1,526	1,953	1,643
Intangible amortization	125	3,917	4,042	8,082	7,953

Non-GAAP gross profit	$115,282	$78,911	$152,599	$242,016	$222,503

GAAP operating income	$69,241	$41,224	$65,907	$158,531	$148,905
Stock-based compensation expense	1,850	1,380	3,048	4,306	4,236
Intangible amortization	1,082	7,383	8,465	15,013	14,884
Legal costs(1)	1,528	—	12,943	—	—
Other	(87)	—	—	—	—

Non-GAAP operating income	$73,614	$49,987	$90,363	$177,850	$168,025

GAAP net income	$51,217	$32,573	$50,913	$124,348	$118,256
Stock-based compensation expense	1,850	1,380	3,048	4,306	4,236
Intangible amortization	1,082	7,383	8,465	15,013	14,884
Adjustment for taxes	(1,790)	(2,345)	(5,499)	(3,388)	(3,116)
Legal costs(1)	1,528	—	12,943	—	—
Other	(87)	—	—	—	—

Non-GAAP net income	$53,800	$38,991	$69,870	$140,279	$134,260

Net income	$51,217	$32,573	$50,913	$124,348	$118,256
Interest, net	(165)	34	34	20	(144)
Provision for income taxes	16,776	8,371	14,195	33,681	30,673
Depreciation expense	1,563	1,331	2,681	1,796	2,758
Intangible amortization	1,082	7,383	8,465	15,013	14,884
Stock-based compensation expense	1,850	1,380	3,048	4,306	4,236
Legal costs(1)	1,528	—	12,943	—	—
Other	(87)	—	—	—	—

Adjusted EBITDA	$73,764	$51,072	$92,279	$179,164	$170,663

Net income (% of revenue)	5.9%	4.8%	3.5%	10.4%	10.1%
Adjusted EBITDA (% of revenue)	8.5%	7.5%	6.3%	15.0%	14.6%

	Six-month periods ended		Fiscal year ended March 31,
(In thousands, except percentages)	September 30, 2022	October 1, 2021	2022	2021	2020
	(unaudited)
Net cash provided by (used in) operating activities	$52,461	$(31,187)	$(147,113)	$94,273	$240,999
Purchase of property and equipment	(1,335)	(3,439)	(5,917)	(2,463)	(1,655)
Proceeds from disposition of property and equipment	24	167	167	—	—

Adjusted free cash flow	$51,150	$(34,459)	$(152,863)	$91,810	$239,344

(1)	Represents additional charges incurred in relation to the litigation with ATI, as further described in Note 9, “Commitments and contingencies” to the combined financial statements. The estimated net settlement and direct legal costs in the aggregate are excluded from the Company’s Non-GAAP income. Based on historical experience, we do not believe that the settlement and associated charges are normal, recurring operating expenses indicative of our core operating performance, nor were these charges taken into account as factors in evaluating management’s performance when determining incentive compensation or to evaluate the effectiveness of the Company’s business strategies.

Preliminary financial results for the three and nine months ended December 31, 2022 (unaudited)

We are in the process of finalizing our financial results for the three and nine months ended December 31, 2022. The following presents certain preliminary financial results representing our estimates as of and for the three and nine months ended December 31, 2022, which are based only on currently available information and do not present all necessary information for an understanding of our financial condition as of December 31, 2022 or our results of operations for the three and nine months ended December 31, 2022. We have provided estimates for the unaudited financial data described below primarily because our financial closing procedures for the three and nine months ended December 31, 2022 are not yet complete. Our final actual reported results may vary from these preliminary estimates and may not be indicative of our final reported financial results for these periods or for the remainder of our fiscal 2023 or any other future period.

We expect to complete our financial statements for the three and nine months ended December 31, 2022 subsequent to the completion of this offering. While we are currently unaware of any items that would require us to make adjustments to the financial data set forth below, it is possible that we or our independent registered public accounting firm may identify such items as we complete our financial statements and any resulting changes could be material. Accordingly, undue reliance should not be placed on these preliminary financial estimates, which are subject to risks and uncertainties, many of which are not within our control. These preliminary estimates should be read in conjunction with our audited combined financial statements and the related notes thereto, our unaudited condensed combined financial statements and the related notes thereto, and the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors,” and “Special Note Regarding Forward-Looking Statements” included elsewhere in this prospectus.

The preliminary financial results presented below have been prepared by and are the responsibility of management. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the preliminary three- and nine-month periods ended December 31, 2022 financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the preliminary three- and nine-month periods ended December 31, 2022 financial information.

Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted free cash flow are intended as supplemental measures of performance that are neither required by, nor presented in accordance with, GAAP. We present these non-GAAP financial measures because we believe they assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. In addition, we may use all or any combination of Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted free cash flow as factors in evaluating management’s performance when determining incentive compensation and to evaluate the effectiveness of our business strategies.

Among other limitations, Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted free cash flow do not reflect our cash expenditures or future capital expenditures or contractual commitments (including under the Tax Receivable Agreement), do not reflect the impact of certain cash or non-cash charges resulting from matters we consider not to be indicative of our ongoing operations and do not reflect the associated income tax expense or benefit related to those charges. In addition, other companies in our industry may calculate Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted free cash flow differently from us, which further limits their usefulness as comparative measures.

Because of these limitations, Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted free cash flow should not be considered in isolation or as substitutes for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted free cash flow on a supplemental basis. You should review the reconciliation to the most directly comparable GAAP measure of Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted free cash flow below and not rely on any single financial measure to evaluate our business.

	Nine-month period ended		Three-month ended
(In millions)	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
	(unaudited)

Reconciliation of GAAP to Non-GAAP Financial Measures:
GAAP gross profit	$197	$108	$82	$34
Stock-based compensation expense	1	1	1	—
Intangible amortization	—	4	—	—

Non-GAAP gross profit	$198	$113	$83	$34

GAAP operating income	$128	$58	$58	$17
Stock-based compensation expense	3	2	1	1
Intangible amortization	1	8	—	—
Legal	1	—	—	—
Other	—	—	—	—

Non-GAAP operating income	$133	$68	$59	$18

GAAP net income	$94	$45	$42	$13
Stock-based compensation expense	3	2	1	1
Intangible amortization	1	8	—	—
Adjustment for taxes	(2)	(2)	—	—
Legal	1	—	—	—
Other	—	—	—	—

Non-GAAP net income	$97	$53	$43	$14

	Nine-month period ended		Three-month ended
(In millions)	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
	(unaudited)
Net income	$94	$45	$42	$13
Interest, net	—	—	—	—
Provision for income taxes	35	13	18	4
Depreciation expense	2	2	1	1
Intangible amortization	1	8	—	—
Stock-based compensation expense	3	2	1	1
Legal	1	—	—	—
Other	—	—	—	—

Adjusted EBITDA	$136	$70	$62	$19

	Nine-month period ended
(In millions)	December 31, 2022	December 31, 2021
	(unaudited)

Reconciliation of GAAP to Non-GAAP Financial Measures:
Net cash provided by (used in) operating activities . . . . . . . . . . . . . . . . . . .	$72	$(106)
Purchase of property and equipment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	(3)	(5)
Proceeds from disposition of property and equipment . . . . . . . . . . . . . . . . .	—	—

Adjusted free cash flow . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..	$96	$(111)

Unaudited pro forma condensed combined financial statements

The following unaudited pro forma condensed combined financial statements consist of the unaudited pro forma condensed combined statement of operations and comprehensive income (loss) for the six-month period ended September 30, 2022 and the year ended March 31, 2022 and the unaudited pro forma condensed combined balance sheet as of September 30, 2022, which were derived from the Nextracker historical unaudited condensed combined financial statements and the Nextracker historical audited combined financial statements included elsewhere in this prospectus. The pro forma adjustments give effect to the Transactions and this offering, as described in the notes to the unaudited pro forma combined financial statements. The unaudited pro forma condensed combined statements of operations and comprehensive income (loss) for the six-month period ended September 30, 2022 and the year ended March 31, 2022 give effect to the Transactions and this offering as if they had occurred on April 1, 2021, which was the first day of fiscal year 2022. The unaudited pro forma condensed combined balance sheet as of September 30, 2022 gives effect to the Transactions and this offering as if they had occurred on September 30, 2022. References to the “Company” in this section and in the following unaudited pro forma condensed combined financial statements and our combined financial statements included in this prospectus shall mean the legacy Nextracker business.

The unaudited pro forma condensed combined financial statements giving effect to the Transactions have been prepared in accordance with Article 11 of the SEC’s Regulation S-X. In May 2020, the SEC adopted Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” which became effective on January 1, 2021, and the unaudited pro forma condensed combined financial statements are presented in accordance therewith.

The unaudited pro forma condensed combined financial statements include certain adjustments that are necessary to present fairly our unaudited pro forma condensed combined statement of operations and comprehensive income (loss) and unaudited pro forma condensed combined balance sheet as of and for the periods indicated. The pro forma adjustments are based on currently available information and assumptions that management believes are, under the circumstances and given the information available at this time, reasonable and include changes necessary to reflect the Company’s financial condition and results of operations as if we were a stand-along entity. Actual adjustments may differ materially from the information presented herein.

Transaction accounting adjustments that reflect the effects of the Transactions include the following adjustments:

•

the impact of selling 23,255,814 shares of our Class A common stock in this offering and the use of proceeds from this offering to purchase 23,255,814 LLC Common Units, together with a corresponding number of shares of Class B common stock, from Yuma (or 26,744,186 LLC Common Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock) at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the estimated underwriting discount;

•	the anticipated post-offering capital structure;

•

the receipt of $150.0 million in proceeds under the 2023 Credit Agreement to, in part, make the Distribution of $175.0 million in respect of the LLC Units immediately prior to the consummation of this Offering; and

•	the increase to interest expense for the following:

•

an assumed annual interest rate of 6.06% on the $150.0 million under the 2023 Credit Agreement, inclusive of amortization of debt issuance costs, of $9.6 million for the year-ended March 31, 2022 and $4.8 million for the six-months ended September 30, 2022. The interest rate is variable based on the

Secured Overnight Finance Rate. A change in interest rate of 0.125% would have a $0.2 million impact on net income; and

•

an assumed commitment fee of 0.25% per annum on the undrawn portion of the $500.0 million revolving credit facility of $1.3 million for the year-ended March 31, 2022 and $0.6 million for the six-months ended September 30, 2022. For description of our new term loan and revolving credit facility, see “Description of indebtedness” elsewhere in this prospectus.

Autonomous entity adjustments that reflect the incremental expense or other changes necessary to reflect the operations and financial position of the Company as an autonomous entity when the Company was previously part of Flex include the following adjustments:

•

Increase in additional selling, general, and administrative costs of pre-tax $7.2 million for the year-ended March 31, 2022 and $4.8 million for the six-months ended September 30, 2022 related to the formalization of our arrangement with Flex related to our operations in Brazil that at a minimum require us to setup and operate a new legal entity in Brazil. See the section entitled “Certain relationships and related party transactions—Agreements with Flex—Umbrella agreement” for further information.

The unaudited pro forma condensed combined financial statements are subject to the assumptions and adjustments described in the accompanying notes.

In connection with the separation, we entered into a transition services agreement with Flex, pursuant to which Flex and its subsidiaries will provide us and our subsidiaries with various services. The charges for transition services generally are expected to allow the providing company to fully recover all out-of-pocket costs and expenses it actually incurs in connection with providing the service, plus, in some cases, the allocated indirect costs of providing the services.

Other than the adjustment to setup and operate a new legal entity in Brazil, no adjustments have been included in the unaudited pro forma condensed combined statement of operations and comprehensive income (loss) for additional annual operating costs. Expenses reported in our combined statements of operations and comprehensive income (loss) include allocations of certain general, administrative, sales and marketing expenses and cost of sales from Flex’s corporate office and allocations of related assets, liabilities, and Flex’s investment, as applicable. Management has reviewed potential autonomous entity adjustments per S-X rules and concluded that no adjustments were needed to depict IPO Issuer because such potential items have already been included in the historical LLC financial statements. The impacts of the transition services agreement include a full year impact for the 2022 financial statements, such that no incremental expense would be required in the pro forma financial statements. The transition services agreement will not change upon the separation date.

Certain factors could impact the nature and amount of these separate public company costs, including the finalization of our staffing and infrastructure needs.

We expect to incur additional separate public company costs in excess of the costs that have been historically allocated to us. We have not adjusted the accompanying unaudited pro forma combined financial statements for any of these estimated costs as they are projected amounts based on estimates.

Moreover, we expect Flex or us to incur certain nonrecurring internal costs to implement certain new systems. All such costs incurred prior to the transactions described above were incurred entirely by Flex and we estimate such costs going forward will not have a material impact on our financial statements.

The unaudited pro forma condensed combined financial statements have been presented for informational purposes only. The pro forma information is not necessarily indicative of our results of operations or financial condition had the Transactions and our anticipated post-Transaction capital structure been completed on the date assumed and should not be relied upon as a representation of our future results of operations or financial position as a separate, publicly-traded company during such periods.

The following unaudited pro forma combined balance sheet and unaudited pro forma condensed combined statements of operations and comprehensive income (loss) should be reviewed in combination with the Nextracker historical combined financial statements and accompanying notes and “Management’s discussion and analysis of financial condition and results of operations” included in this prospectus.

	As of September 30, 2022

(In thousands, except share and per share data)	Nextracker Historical	Transaction accounting adjustments		Autonomous entity adjustments	Financing adjustments		Nextracker Inc. Pro forma

Unaudited pro forma condensed combined balance sheet:

Assets

Current assets:
Cash	$84,209	(174,989)	(1)	—	147,600	(7)	$56,820
Accounts receivable, net of allowance of $2,792	280,911	—		—	—		280,911
Contract assets	283,773	—		—	—		283,773
Inventories	240,024	—		—	—		240,024
Other current assets	96,549	(6,772)	(1)	—	—		89,777

Total current assets	985,466	(181,761)		—	147,600		951,305

Property and equipment, net	7,509	—		—	—		7,509
Goodwill	265,153	—		—	—		265,153
Other intangible assets, net	1,446	—		—	—		1,446
Deferred tax asset	—	162,774	(2)	—	—		162,774
Other assets	28,184	(15,403)	(2)	—	—		12,781

Total assets	$1,287,758	(34,390)		—	147,600		$1,400,968

Liabilities and equity

Current liabilities:
Accounts payable	$355,829	—		—	—		$355,829
Accrued expenses	57,334	—		—	—		57,334
Deferred revenue	169,774	—		—	—		169,774
Due to related parties	48,367	—		—	—		48,367
Other current liabilities	20,462	—		—	—		20,462

Total current liabilities	651,766	—		—	—		651,766
Debt	—	—		—	147,600	(7)	147,600
TRA liability	—	126,002	(2)	—	—		126,002
Other liabilities	32,924	—		—	—		32,924

Total liabilities	$684,690	126,002		—	147,600		$958,292

Commitments and contingencies
Redeemable preferred units, $0.001 par value, 50,000,000 units issued and outstanding, historical	516,668	(516,668)	(3)	—	—		—
Redeemable non-controlling interest	—	358,971	(4)	—	—		358,971

Equity
Class A common stock, par value $0.0001, 900,000,000 shares authorized, 38,535,004 shares issued and outstanding, pro forma	—	2	(1)	—	—		2
Class B common stock, par value $0.0001, 500,000,000 shares authorized, 105,538,708 shares issued and outstanding, pro forma	—	11	(1)	—	—		11
Accumulated net parent investment	86,400	(86,400)	(5)	—	—		—
Additional paid in capital	—	83,692	(6)	—	—		83,692

Total equity (deficit)	$86,400	(2,695)		—	—		$83,705

Total liabilities, redeemable non-controlling interest, and equity	$1,287,758	(34,390)		—	147,600		$1,400,968

(1)	Adjustment represents the following transactions summarized as follows (in millions) and each more fully described below (paragraphs a-c):

Net cash proceeds from this offering	$475.0	(a)
Proceeds from issuance of Class B common stock	0.0	(a)
Payment for the purchase of LLC interests	(475.0	)(b)
Distribution to TPG, Yuma, Yuma Sub, and Flex	(175.0	)(c)

Decrease in cash and cash equivalents	$(175.0)

(a)	Represents the receipt of approximately $475.0 million by us associated with the sale of 23,255,814 shares of our Class A common stock $0.0001 par value in this offering at the assumed initial public offering price of $21.50 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) after deducting the estimated underwriting discount. A $1.00 increase or decrease in the assumed initial public offering price of $21.50 per share would increase or decrease the net proceeds we receive from this offering by approximately $23.3 million, assuming the number of shares offered by us as set forth on the cover page of this prospectus remains the same and after deducting the underwriting discount. Each increase (decrease) of 1,000,000 shares in the number of shares of Class A common stock offered by us would increase (decrease) the net proceeds we receive from this offering by approximately $21.5 million, assuming an initial public offering price of $21.50 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discount. Deferred offering costs of $6.8 million included in Other current assets of the historical financial information have been removed as these associated costs have been paid by Flex.

The following table reconciles the gross proceeds from this offering to the net cash proceeds to Nextracker, Inc., exclusive of transaction (b) described below (in thousands):

Assumed initial public offering price	$21.50

Shares of Class A common stock issued in this offering	23,255,814
Gross proceeds	500,000
Underwriting discount	(25,000)

Net cash proceeds	$475,000

Additionally, the adjustment also includes the issuance of 105,538,708 shares of our Class B common stock at $0.0001 par value.

(b)	Represents the payment for the purchase of 23,255,814 LLC common units from Yuma at a purchase price per unit equal to the initial public offering price of $21.50 per share of Class A common stock the midpoint of the estimated price range set forth on the cover page of this prospectus less the estimated underwriting discount.

(c)	Represents the Distribution in respect of the LLC Units in an aggregate amount of $175.0 million. With respect to such Distribution, an aggregate amount of $21.7 million shall be distributed to TPG and $103.3 million to Yuma and Yuma Sub in accordance with their pro rata LLC Units and $50.0 million to Flex. The Distribution will be financed, in part, with net proceeds from a $150.0 million term loan under the 2023 Credit Agreement (as described in (7)) entered into by the LLC which will be guaranteed by Nextracker Inc., and various lenders party thereto.

(2)	Adjustments reflect the effects of the TRA on our consolidated balance sheet as a result of Nextracker’s purchase of LLC common units. Pursuant to the TRA, Nextracker will be required to make cash payments to the Yuma, Yuma Sub, and TPG equal to 85% of the savings, if any, in U.S. federal, state and local income taxes that Nextracker actually realizes, or in some circumstances is deemed to realize, as a result of certain future tax benefits to which Nextracker may become entitled. Nextracker expects to benefit from the remaining 15% of the tax benefits, if any, that it may actually realize. As a result of Nextracker’s purchase of LLC common units from Yuma in this offering, on a cumulative basis, the net effect of accounting for income taxes and the TRA on our financial statements will be a net increase in additional paid in capital of $21.4 million. The amounts to be recorded for both the deferred tax assets and the liability for our obligations under the TRA have been estimated and are based on the assumption that there are no material changes in the relevant tax law and that we earn sufficient taxable income in each year to realize the full tax benefit of the amortization of our assets. A summary of the adjustments is as follows:

•

we will record an increase of $147.4 million in deferred tax assets for estimated income tax effects of the increase in the tax basis of the purchased LLC Common Units, based on a statutory income tax rate of 25.0% (which includes a provision for U.S. federal, state, and local income taxes). Historical deferred tax assets of $15.4 million have been reclassed from Other assets for a total deferred tax asset balance of $162.8 million.

•

we will record $126.0 million TRA liability, which represents 85% of the estimated realizable tax benefit resulting from (i) the increase in tax basis in the tangible and intangible assets of Nextracker LLC related to the purchased LLC common units as noted above and (ii) certain other tax benefits related to entering into the TRA, including tax benefits attributable to payments under the TRA, as an increase to the liability due to Yuma, Yuma Sub, and TPG under the TRA; and

•

we will record an increase to additional paid-in capital of $21.4 million, related to the difference between the increase in deferred tax assets and the increase in liability due to Yuma, Yuma Sub, and TPG under the TRA.

(3)	Reflects the automatic conversion of $516.7 million of Series A Preferred Units converted into LLC common units based on the valuation assuming an initial public offering share price of $21.50 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus.

(4)	As a result of the Transactions, Nextracker’s sole material asset will be the ownership of 16.1% of the LLC common units in, and its only business will be to act as the sole manager of, Nextracker LLC. Therefore, pursuant to ASC 810 Consolidation, we will consolidate the financial results of Nextracker LLC into our consolidated financial statements. The ownership interests of the members of Nextracker LLC other than Nextracker will be accounted for as a redeemable non-controlling interest in Nextracker’s consolidated financial statements after this offering, which is reflected as a $359.0 million increase to Pro forma redeemable non-controlling interests calculated as follows (in thousands):

Pro forma net book value member’s interest	$428,068
Pro forma redeemable non-controlling interest ownership	83.9%

Pro forma redeemable non-controlling interest in Nextracker LLC held by Yuma, Yuma Sub and TPG	$358,971

(5)	Reflects the adjustment of $86.4 million for the elimination of Net parent investment and establishment of Additional paid-in capital as part of the purchase of 16.1% of LLC common units in Nextracker LLC from Yuma.

(6)	Reflects the impact of the transactions described in (1), (2), (3), (4) and (5) above on Additional paid-in capital summarized as follows (in millions):

Share price in excess of par value of Class A common stock issued in this offering (1)	$500.0
Underwriting discount (1)	(25.0)
Removal of deferred offering costs paid by Flex (1)	(6.8)
Distribution to Flex, Yuma, Yuma Sub, and TPG (1)	(175.0)
Net impact of TRA and deferred income taxes (2)	21.4
Automatic conversion of redeemable Series A Preferred Units converted into LLC common units (3)	516.7
Reclassification of redeemable non-controlling interest to mezzanine equity (4)	(359.0)
Purchase of 16.1% of LLC common units of Nextracker LLC from Yuma and impact of elimination of Net parent investment (1)(5)	(388.6)

Additional paid-in capital	$83.7

(7)	Reflects the $150 million term loan under the 2023 Credit Agreement to finance the Distribution, less $2.6 million in debt issuance costs to be incurred. The debt issuance costs includes $0.2 million of fees that will be paid over the five year term of the debt.

	Six-month period ended September 30, 2022

(In thousands, except share and per share data)	Nextracker Historical	Transaction accounting adjustments	Autonomous entity adjustments		Financing adjustment		Nextracker Inc. Pro forma

Unaudited pro forma condensed combined statement of operations and comprehensive income (loss):

Revenue	$870,372	—	—		—		$870,372
Cost of sales	755,970	—	—		—		755,970

Gross profit	114,402	—	—		—		114,402
Selling, general and administrative expenses	36,862	—	4,763	(1)	—		41,625
Research and development	8,299	—	—		—		8,299

Operating income	69,241	—	(4,763)		—		64,478
Interest and other, net	1,248	—	—		5,430	(2)	6,678

Income before income taxes	67,993	—	(4,763)		(5,430)		57,800
Provision/(Benefit) for income taxes	16,776	—	(1,191)	(1)(4)	(1,293)	(2)(4)	14,292

	Six-month period ended September 30, 2022

(In thousands, except share and per share data)	Nextracker Historical	Transaction accounting adjustments	Autonomous entity adjustments	Financing adjustment	Nextracker Inc. Pro forma
Net income and comprehensive income	$ 51,217	—	$(3,572)	$(4,137)	43,508

Net income and comprehensive income attributable to non-controlling interests					36,485	(3)

Net income and comprehensive income attributable to Nextracker Inc.					7,023	(3)

Paid-in-kind dividend for the LLC Preferred Units					(12,500)	(7)

Pro forma net loss available to common stockholders					$(5,477)

Basic pro forma net loss per share					$(0.13)	(5)
Diluted pro forma net loss per share					$(0.13)	(5)
Weighted average number of common shares outstanding, basic					43,439,323	(5)
Weighted average number of common shares outstanding, diluted					43,439,323	(5)

	Fiscal year ended March 31, 2022

(In thousands, except share and per share data)	Nextracker Historical	Transaction accounting adjustments	Autonomous entity adjustments		Financing Adjustment		Nextracker Inc. Pro forma

Unaudited pro forma condensed combined statement of operations and comprehensive income (loss):

Revenue	$1,457,592	—	—		—		$1,457,592
Cost of sales	1,310,561	—	—		—		1,310,561

Gross profit	147,031	—	—		—		147,031
Selling, general and administrative expenses	66,948	—	7,158	(1)	—		74,106
Research and development	14,176	—	—		—		14,176

Operating income	65,907	—	(7,158)		—		58,749
Interest and other, net	799	—	—		10,860	(2)	11,659

Income before income taxes	65,108	—	(7,158)		(10,860)		47,090
Provision/(Benefit) for income taxes	14,195	—	(1,789)	(1)(4)	(2,585)	(2)(4)	9,821

Net income and comprehensive income	$50,913	—	$(5,369)		$(8,275)		37,269

Net income and comprehensive income attributable to non-controlling interests							31,253	(3)

Net income and comprehensive income attributable to Nextracker Inc.							6,016	(3)
The Distribution							(21,713)	(6)
Paid-in-kind dividend for the LLC Preferred Units							(4,168)	(7)

	Fiscal year ended March 31, 2022

(In thousands, except share and per share data)	Nextracker Historical	Transaction accounting adjustments	Autonomous entity adjustments	Financing Adjustment	Nextracker Inc. Pro forma
Pro forma net loss available to common stockholders					$(19,865)

Basic pro forma net loss per share					$(0.46)	(5)
Diluted pro forma net loss per share					$(0.46)	(5)
Weighted average number of common shares outstanding, basic					43,439,323	(5)
Weighted average number of common shares outstanding, diluted					43,439,323	(5)

(1)	Represents increase in additional selling, general, and administrative costs of pre-tax $7.2 million for the year-ended March 31, 2022 and $4.8 million for the six-months ended September 30, 2022 related to the formalization of our arrangement with Flex related to our operations in Brazil that at a minimum require us to setup and operate a new legal entity in Brazil. See the section entitled “Certain relationships and related party transactions—Agreements with Flex—Umbrella agreement” for further information.

(2)	Reflects the increase to interest expense for the following:

•

an assumed annual interest rate of 6.06% on the $150.0 million under the 2023 Credit Agreement, inclusive of amortization of debt issuance costs, of $9.6 million for the year-ended March 31, 2022 and $4.8 million for the six-months ended September 30, 2022. The interest rate is variable based on the Secured Overnight Finance Rate. A change in interest rate of 0.125% would have a $0.2 million impact on net income; and

•

an assumed commitment fee of 0.25% per annum on the undrawn portion of the $500.0 million revolving credit facility of $1.3 million for the year-ended March 31, 2022 and $0.6 million for the six-months ended September 30, 2022. For description of our new term loan and revolving credit facility, see “Description of indebtedness” elsewhere in this prospectus.

(3)	As a result of the Transactions, Nextracker will be the sole manager of Nextracker LLC, and will have a minority economic interest in Nextracker LLC, but as the sole manager will have all management powers over the business and affairs and will conduct, direct and exercise full control over the activities of Nextracker LLC. Immediately following this offering, the non-controlling interest, representing the members of Nextracker LLC other than Nextracker, will be 80.7% of the outstanding LLC Interests. Net income attributable to the non-controlling interest holders of Nextracker represents 80.7% of income before income taxes, as well as net income attributable to non-controlling interest holders of Nextracker LLC.

(4)	Following this offering, Nextracker Inc. will be subject to a statutory income tax rate of 25.0% for U.S. federal and state income tax on its proportionate ownership share of income allocated from Nextracker LLC. Nextracker Inc. will not be subject to U.S. federal and state income tax on the portion of domestic income from Nextracker LLC that is allocable to non controlling interests, thereby reducing Nextracker Inc.’s income tax expense. This adjustment also reflects the income tax impact for adjustments (1) and (2) above which totals pre-tax expenses of $7.2 million and $10.9 million, respectively, for the year-ended March 31, 2022 and pre-tax expenses of $4.8 million and $5.4 million, respectively, for the six-months ended September 30, 2022.

(5)	Pro forma basic net loss per share is computed using pro forma net loss attributable to common stockholders divided by the weighted average number of common shares outstanding during the period. Weighted-average common shares outstanding is based on shares outstanding, which is the number of shares of our Class A common stock expected to be outstanding following this offering. The calculation includes 23,255,814 shares assumed to be sold in this offering as of the date of this offering and 15,279,190 LLC Preferred Units converted to LLC Common Units and exchanged for Class A common stock. The calculation does not consider Class B common stock as these shares do not participate in earnings of Nextracker. There were no potentially dilutive equity securities for the fiscal year ended March 31, 2022. For the six-month period ended September 30, 2022, 5.6 million equity-based compensation awards were excluded from the computation of diluted pro forma net loss per share attributable to common stockholders because including them would have been anti-dilutive. Basic and diluted weighted average number of common shares includes the impact of an additional 4,904,320 shares representing the incremental amount of shares needed to pay the portion of the $175.0 Distribution that exceeds the net income of $69.6 million for the twelve-month period ended September 30, 2022.

(6)	Represents the portion of the Distribution to TPG amounting to $21.7 million in respect of the LLC Preferred Units held by TPG, which will be paid immediately prior to the consummation of this offering and before the Automatic Conversion of the LLC Preferred Units held by TPG.

(7)	Represents the Nextracker Historical paid-in kind dividend for the LLC Preferred Units of $4.2 million for the fiscal year ended March 31, 2022, and $12.5 million for the six-month period ended September 30, 2022.

Management’s discussion and analysis of financial condition and results of operations

Unless the context otherwise requires, references in this Management’s Discussion and Analysis of Financial Condition and Results of Operations to “Nextracker,” the “Company,” “we,” “us” and “our” shall mean the LLC (formerly known as NEXTracker Inc. and its subsidiaries).

This Management’s Discussion and Analysis of Financial Condition and Results of Operations is designed to provide a reader of our financial statements with a narrative from the perspective of Company’s management. You should read the following discussion in conjunction with the “Selected historical combined financial data,” our combined financial statements and accompanying notes and the section entitled “Business” included in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under the sections entitled “Special note regarding forward-looking statements” and “Risk factors.”

Overview

We are a leading provider of intelligent, integrated solar tracker and software solutions used in utility-scale and ground-mounted distributed generation solar projects around the world. Our products enable solar panels, also known as modules, in utility-scale power plants to follow the sun’s movement across the sky and optimize plant performance. We led the solar industry based on GW shipped globally in 2015 and both globally and in the United States from 2016 to 2021. We delivered approximately 15 GW, 12 GW and over 10 GW to our customers in fiscal years 2022, 2021 and 2020, respectively. In addition, we delivered approximately 8.0 GW during the six-month period ended September 30, 2022 compared to approximately 6.9 GW during the six-month period ended October 1, 2021.

We were founded in 2013 by our Chief Executive Officer, Dan Shugar, and were acquired by Flex Ltd. in 2015. Flex provides design, manufacturing and supply chain services through a network of over 100 locations in approximately 30 countries across five continents. Flex’s expertise in global supply chains and procurement and its strong financial backing has helped us accelerate our penetration of our end markets and run an optimized supply chain. Over time, we have developed new and innovative hardware and software products and services to scale our capabilities. In 2016, Flex acquired BrightBox Technologies on our behalf to further our machine learning capabilities.

On February 1, 2022, we issued Series A LLC Preferred Units to Flex and Flex sold all Series A LLC Preferred Units, representing a 16.67% interest of Nextracker to TPG. Additionally and in conjunction with the issuance of the Series A LLC Preferred Units, NEXTracker Inc. converted to a limited liability company, Nextracker LLC.

We have shipped approximately 70 GW of solar tracker systems as of September 30, 2022 to projects on six continents. Our customers include engineering, procurement and construction firms (“EPCs”), as well as solar project developers and owners. Developers originate projects, select and acquire sites, obtain permits, select contractors, negotiate power offtake agreements, and oversee the building of projects. EPCs design and optimize the system, procure components, build and commission the plant, and operate the plant for a limited time until transfer to a long-term owner. Owners, which are often independent power producers, own and operate the plant, typically as part of a portfolio of similar assets. Owners generate cash flows through the sale of electricity to utilities, wholesale markets, or end users.

For the majority of our projects, our direct customer is the EPC. We also engage with project owners and developers and enter into master supply agreements that cover multiple projects. We are a qualified, preferred provider to some of the largest solar EPC firms and solar project developers and owners in the world. We had revenues of $870.4 million for the six-month period ended September 30, 2022 and $1.5 billion in fiscal year 2022.

The following tables set forth geographic information of revenue based on the locations to which the products are shipped:

	Six-month periods ended
(In thousands) (Unaudited)	September 30, 2022		October 1, 2021

Revenue:
U.S.	$580,813	67%	$444,040	65%
Rest of the World	289,559	33%	236,132	35%

Total	$870,372		$680,172

	Fiscal year ended March 31,
(In thousands)	2022		2021		2020

Revenue:
U.S.	$904,946	62%	$900,927	75%	$937,163	80%
Rest of the World	552,646	38%	294,690	25%	234,124	20%

Total	$1,457,592		$1,195,617		$1,171,287

The following table sets forth the revenue from customers that individually accounted for greater than 10% of our revenue during the periods included below:

	Six-month periods ended		Fiscal year ended March 31,
(In millions)	September 30, 2022	October 1, 2021	2022	2021	2020
	(Unaudited)
Customer A*	$163.0	$105.2	$196.2	$230.3	$146.1
Customer B	$—	$78.0	$—	$—	$—
Customer D	$—	$—	$—	$—	$188.3

*	SOLV Energy

During fiscal year 2020, we experienced very high demand from customers procuring system components in order to qualify for a higher ITC rate available for projects that commenced construction prior to the end of 2019. The ITC decreased from 30% for projects that commenced construction in calendar year 2019 to 26% for projects that commenced construction in 2020. An IRS safe harbor allowed solar power plant investors to treat construction as having commenced during 2019 (and thus qualify for the higher ITC rate) if a qualifying percentage of integral components was pre-purchased before the end of 2019 and certain other requirements were satisfied. As a result, many investors accelerated equipment purchases, including purchases of our tracker products, during calendar year 2019 (our fiscal year 2020) in an attempt to qualify for the commencement of construction safe harbor in 2019 and secure a 30% tax credit for the relevant projects that would be constructed in later periods. This purchasing activity significantly increased our revenue in the United States during fiscal year 2020. An additional step down to the ITC was scheduled to occur for projects that commenced construction after 2022 (from 26% to 22%) and again for projects that commenced construction after 2023 (from 22% to 10%), subject to the same safe harbor. As a result of changes made to the ITC as part of the recently-enacted Inflation Reduction Act of 2022 (the “IRA”), however, these step-downs will no longer occur. Under the IRA, when construction of a project commences will only be relevant in the near term for purposes of determining whether satisfaction of the IRA’s prevailing wage and apprenticeship requirements will need to be satisfied in order to qualify for the maximum credit generally available. Accordingly, while customers may continue to have an incentive to commence construction before certain dates, customers generally will no longer need to commence construction before the end of calendar year 2022 or calendar year 2023 to qualify for a higher credit rate. As a result, while the IRA is intended to encourage investment in solar facilities, a portion of any resulting increase in demand might be offset by a reduction in the demand surge that had been expected in fiscal years 2023 and 2024 from customers who would have purchased our tracker products in advance of the step-down in the ITC.

Our business model

We generate revenue from the sale of solar trackers, such as NX Horizon and NX Gemini, and from licensing our TrueCapture software product. Our most significant source of revenue is the sale of solar tracking products. Our customers include EPCs, as well as solar project developers and owners. We usually enter into a different contract with our customers for each individual solar project. Contracts typically stipulate total price, technical solution, specifications of the system sold, delivery and activation schedule, warranty terms and related services provided.

The delivery period for a specific contract can range from days to several months depending on the size of the project. Our contract prices range from a few hundred thousand dollars for the smallest projects to over one hundred million dollars for the largest.

Demand for our products is driven by installations of utility-scale solar projects around the world. The volume of solar projects installations is dependent on a variety of factors, including the cost of solar plants in comparison to other forms of power generation, prevailing electricity prices, conventional power generation plant retirement, global renewable energy targets, government regulations, and public incentives promoting solar energy. Our revenue is subject to variability as these factors change over time, and as a result may cause variability in our quarterly shipments. Increases in competitive tracker pricing pressure can also affect our revenue by lowering the average selling price (“ASP”) of our products.

We operate in nearly all significant tracker markets around the world. We have dedicated sales staff in the United States, Mexico, Spain, Australia, Brazil, Singapore, India and the United Arab Emirates to support our sales activities in those geographies. Our local presence is complemented with the following go-to-market strategies:

•

Our sales and marketing strategy is focused on building long-term relationships with key stakeholders involved in developing, building, owning, and maintaining utility-scale solar projects. We educate those stakeholders on the benefits of our solutions, including increased energy yield performance, superior constructability, reliability, ease of maintenance, and advanced software and sensor capabilities compared to competing products.

•

In the United States and more mature international markets, our sales team maintains active relationships with key stakeholders and customers such as developers and builders of utility-scale solar systems. We leverage these relationships and knowledge of the available project pipeline, inbound requests for proposals (“RFPs”) from potential customers, and competitive dynamics. Frequently we are either awarded the project outright or become ‘short-listed’ among a group of eligible bidders. In each case we create a detailed proposal that leverages our project engineering expertise to offer a compelling project and/or project portfolio-specific value proposition.

•

In less mature international markets, we leverage a variety of broad and account-based marketing techniques to acquire customers. These include conducting thought leadership seminars and developer forums, installation training programs, and participation in industry conferences, events, and trade associations.

•

We set pricing for our products based on the long-term value derived from energy yield performance and total cost of ownership. For our core tracker products, we offer differing pricing to address multiple market segments based on site characteristics and weather protection requirements, among other factors.

Basis of presentation

The accompanying combined financial statements present the historical financial position, results of operations and comprehensive income (loss), changes in parent company investment and our cash flows in accordance with GAAP.

We have historically operated as part of Flex and not as a separate, publicly-traded company. The combined financial statements have been derived from Flex’s historical accounting records and are presented on a carve-out basis. All sales and costs as well as assets and liabilities directly associated with our business activity are included as a component of the combined financial statements. The combined financial statements also include allocations of certain general, administrative, sales and marketing expenses and cost of sales from Flex’s corporate office and allocations of related assets, liabilities and Flex’s investment, as applicable. The allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the combined financial statements had we been an entity that operated separately from Flex during these periods presented. Further, the historical financial statements may not be reflective of what our results of operations, comprehensive income, historical financial position, equity or cash flows might be in the future as a separate public company. During the fourth quarter of fiscal year 2022, we entered into a transition services agreement with Flex, whereby Flex agreed to provide or cause to be provided certain services to us, which were previously included as part of the allocations from Flex. As consideration, we agreed to pay Flex the amount specified for each service as described in the transition service agreement. See the section entitled “Certain relationships and related party transactions—Agreements with Flex.” Related-party allocations, including the method for such allocations, are discussed further in “Relationship with parent and related parties” in Note 8 of the notes to the audited combined financial statements.

For example, our historical combined financial statements include expense allocations for certain support functions that are provided on a centralized basis within Flex, such as corporate costs, shared services and other selling, general and administrative costs that benefit the Company, among others. Following this offering, under the transition services agreement Flex will continue to provide us with some of the services related to these functions on a transitional basis in exchange for agreed-upon fees, and we will incur other costs to replace the services and resources that will not be provided by Flex. We will also incur additional costs as a separate public company. Our total costs related to such support functions may differ from the costs that were historically allocated to us from Flex. These additional costs are primarily for the following:

•

additional personnel costs, including salaries, benefits and potential bonuses and/or stock-based compensation awards for staff, including staff additions to replace support provided by Flex that is not covered by the transition services agreement; and

•

corporate governance costs, including director and officer insurance costs, board of director compensation and expenses, audit and other professional services fees, annual report and proxy statement costs, SEC filing fees, transfer agent fees, consulting and legal fees and Nasdaq listing fees.

Certain factors could impact the nature and amount of these separate public company costs, including the finalization of our staffing and infrastructure needs. We expect to incur additional separate public company costs in excess of the costs that have been historically allocated to us.

As part of Flex, we have been dependent upon Flex for all of our working capital and financing requirements as Flex used a centralized approach to cash management and financing of its operations. Our financial transactions are accounted for through our “net parent investment” account and none of Flex’s debt at the corporate level has been assigned to us in the financial statements. Historically, as we generated cash flows from operations, cash has been swept by Flex into global cash accounts managed at the parent level. In March 2021, the U.S. cash pooling arrangement between us and Flex was terminated and we executed a new cash pooling agreement. For as long as Nextracker is a controlled entity of Flex, Nextracker’s U.S. operations will continue to participate in the Flex cash pooling management programs intra-quarter, and all outstanding positions are settled or scheduled for settlement as of each quarter end. We have also historically utilized Flex for financial support in the form of parent guarantees and letters of financial support to execute certain arrangements with our customers.

Reverse unit split

The board of managers and the members of Nextracker LLC approved an amendment to the Prior LLC Agreement effecting a 1-for-2.1 reverse unit split of the units issued by the LLC. The reverse split was effected on January 30, 2023.

Key factors affecting our performance

Our business, operating results and future performance are affected by a number of factors, including the following:

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Product costs, supply chain disruptions and extreme weather.    Our products are manufactured using commodities such as steel. Fluctuations in the cost of steel or other commodities critical to the manufacturing of our products can impact our financial performance. In addition, transportation cost for shipping raw material or finished goods to and from our suppliers and to our customers can impact the final cost of our product and therefore affect our operating results. Shortages or other constraints in the supply chain, either as a result of component shortages, container shortages, disruptions to supplier or freight operations, COVID-19 (as described below) or other factors, can impact our ability to deliver our products in a timely manner and affect the cost of our products, our margins and our operating results. In addition, extreme weather events can impair our ability to deliver products on a timely basis to our customers and delay our recognition of revenue. Weather events may impact our business from the place of product origin through all shipment locations to the project site. Cold weather can also affect our customers’ ability to perform construction activities, shift the timing of deliveries, and affect our operating results.

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Changes in the macro-economic environment and energy demand.    Our future operating results also depend on the continued demand for utility-scale solar energy. This is dependent on many factors, including the demand for cheaper energy sources driven by regional, national or global macroeconomic trends. If the demand for cheaper energy sources increases, we may face greater competition from conventional and other renewable energy sources, such as coal, nuclear, natural gas and wind to the extent they are able to offer energy solutions that are less costly. If utility-based customers opt for other sources of energy, the average selling price of our products may be affected if we seek to be more price competitive and as a result, our revenue and operating results could be negatively affected.

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Our ability to acquire new customers.    Our operating results and growth will depend in part on our ability to continue to attract new customers. While we have historically been the global leader in the solar tracking business and we believe that the underlying market for utility based solar products will continue to grow, it is difficult to predict the growth of potential new customers for our products or whether we will be successful in acquiring these new customers. We plan to continue to invest in our sales and marketing efforts to acquire new customers in order to generate continued revenue growth on a year-over-year basis.

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Our ability to expand relationships with existing customers.    Our operating results and growth will depend in part on our ability to maintain and expand relationships with existing customers. Many of our repeat customers currently have a backlog of projects to be built. In addition to new solar projects planned by existing customers, we have an opportunity to sell products, such as our software product TrueCapture, into our existing installed fleet of projects, which is the largest in the world by MW capacity. In order for us to address this opportunity to expand among our existing customer base, we will need to maintain the innovation, performance and reliability of our product offerings.

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Availability of financing for solar projects.    Because solar plants are capital intensive assets, the availability of debt or equity project finance capital throughout the world can temporarily or permanently impact the viability or demand for solar projects, including our solar tracker products. Additionally, tax incentives in the United States enhance the financial return for investors in solar plants and, as a result, the availability of tax equity financing can affect the demand for our products in the United States For example, during fiscal year 2020, we experienced very high demand from customers procuring system components in order to qualify for a higher ITC rate available for projects that commenced construction prior to the end of 2019. The ITC decreased from 30% for projects that commenced construction in calendar year 2019 to 26% for projects that commenced construction in 2020. An IRS safe harbor allowed solar power plant investors to treat construction as having commenced during 2019 (and thus qualify for the higher ITC rate) if a qualifying percentage of integral components was pre-purchased before the end of 2019. As a result, many investors accelerated equipment purchases, including purchases of our tracker products, during calendar year 2019 (our fiscal year 2020) in an attempt to qualify for the commencement of construction safe harbor in 2019 and secure a 30% tax credit for the relevant projects that would be constructed in later periods. This purchasing activity significantly increased our revenue in the United States during fiscal year 2020. An additional step down to the ITC was scheduled to occur for projects that commenced construction after 2022 (from 26% to 22%) and again for projects that commenced construction after 2023 (from 22% to 10%), subject to the same safe harbor. As a result of changes made to the ITC as part of the IRA, however, these step-downs will no longer occur. Accordingly, while customers may continue to have an incentive to commence construction before certain dates, customers generally will no longer need to commence construction before the end of calendar year 2022 or calendar year 2023 to qualify for a higher credit rate. As a result, while the IRA is intended to encourage investment in solar facilities, a portion of any resulting increase in demand might be offset by a reduction in the demand surge that had been expected in fiscal years 2023 and 2024 from customers who would have purchased our tracker products in advance of the step-down in the ITC.

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Impact of the recently-enacted IRA’s “domestic content” requirements.     As a result of changes made by the IRA, United Sates taxpayers will be entitled to a 30% ITC for projects placed in service after 2021, increased to 40% if certain “domestic content” requirements are satisfied, subject, in each case, to an 80% reduction if certain wage and apprenticeship requirements are not satisfied or deemed satisfied. United States taxpayers will generally also be allowed to elect to receive an inflation-adjusted PTC in lieu of the ITC for qualified solar facilities the construction of which begins before January 1, 2025 that are placed in service after 2021. The PTC amount otherwise available (which, similar to the ITC, will depend on the extent to which certain wage and apprenticeship requirements are satisfied or deemed satisfied) is increased by 10% if the “domestic content” requirements described above are satisfied. If we are unable to meet the domestic content requirements necessary for customers using our tracker products to qualify for the incremental domestic content bonus credit and our competitors are able to do so, we might experience a decline in sales for U.S. projects. The timing and nature of implementing regulations clarifying the domestic content requirements as applied to our products remain uncertain. Depending on the criteria set forth in those regulations, we may not have an adequate supply of tracker products satisfying the requirements. In addition, compliance with this requirement may increase our production costs.

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Changes to laws and regulations such as solar policy incentives and trade regulations.    Our product components are manufactured in the United States, China, Thailand, Malaysia, Vietnam, Portugal, Brazil and other locations around the world and are shipped to countries in six continents. As a result, our operating results are impacted by changes to trade laws or regulations, local laws or regulations, tax incentives and any other significant policy in countries where either our suppliers or customers operate.

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Impact of Potential Solar Module Supply Chain Disruptions.     Solar panel imports to the United States may also be impacted by the UFLPA that was signed into law by President Biden on December 23, 2021. According to the U.S. Customs and Border Protection, “it establishes a rebuttable presumption that the importation of any goods, wares, articles and merchandise mined, produced, or manufactured wholly or in part in the Xinjiang Uyghur Autonomous Region of the People’s Republic of China, or produced by certain entities, is prohibited by Section 307 of the Tariff Act of 1930 and that such goods, wares, articles, and merchandise are not entitled to entry to the United States. The presumption applies unless the Commissioner of U.S. Customs and Border Protection determines that the importer of record has complied with specified conditions and, by clear and convincing evidence, that the goods, wares, articles, or merchandise were not produced using forced labor.” There continues to be uncertainty in the market around achieving full compliance with UFLPA, whether related to sufficient traceability of materials or other factors. This has created a significant compliance burden and constrained solar panel imports. We cannot currently predict what, if any, impact the UFLPA will have on the overall future supply of solar panels into the United States and the related timing and cost of our clients’ solar project, development and construction activities. While we do not import or sell solar panels, project delays caused by solar panel constraints may negatively impact our product delivery schedules and future sales, and therefore our business, financial condition, and results of operations.

In addition, on April 1, 2022, Commerce initiated anticircumvention inquiries of the Solar 1 Orders covering merchandise from Vietnam, Malaysia, Thailand, and Cambodia pursuant to Section 781 of the Tariff Act of 1930. Commerce issued preliminary determinations in these inquiries on December 1, 2022, affirmatively finding that certain photovoltaic solar cells and modules produced in Vietnam, Malaysia, Thailand, and Cambodia using parts and components from China from certain producers/exporters, are circumventing the Solar 1 Orders and therefore should be subject to the antidumping and countervailing duty liabilities arising from those orders. Commerce is expected to issue final determinations in May 2023.

As a result of these preliminary affirmative determinations in these inquiries, certain PV solar cells and modules produced in Vietnam, Malaysia, Thailand, and Cambodia using parts and components from China will be subject to the Solar 1 Orders and therefore could be subject to antidumping and countervailing duty liabilities. Such liabilities may vary but could result in cash deposit payments and eventual final duty payments of over 250% of the entered value of the imported merchandise. However, on June 6, 2022, President Biden issued an emergency declaration delaying the imposition of any cash deposit or duty payment obligations on merchandise subject to these inquiries until the earlier of (i) the expiration of the order on June 6, 2024, or (ii) the President terminates the emergency declaration. Merchandise from the four subject countries covered under the scope of these inquiries should therefore not be subject to any antidumping or countervailing duty liabilities under the Solar 1 Orders until the termination of the emergency declaration as long as the importer(s) and exporter(s) follow proper certification procedures that will be implemented by Commerce.

The affirmative determinations could have an adverse effect on the global solar energy marketplace, as such, an adverse effect on our business, financial condition, and results of operations. While we do not sell solar panels, the degree of our exposure is dependent on, among other things, the impact of Commerce’s determinations in these inquiries on the projects that are also intended to use our products. Such impacts are largely out of our control and may include project delays or cancellations. The ultimate severity or duration of the expected solar panel supply chain disruption or its effects on our clients’ solar project development and construction activities, and associated consequences on our business, is uncertain.

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COVID-19 global pandemic.    The global COVID-19 pandemic continues to rapidly evolve, and we will continue to monitor the COVID-19 situation closely. The extent to which the COVID-19 pandemic will impact our business and financial results in the future will be dependent on ongoing developments such as the length and severity of the crisis, the potential resurgence of COVID-19 and its variants, future government actions in response to the crisis, the acceptance and effectiveness of the COVID-19 vaccines and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. To the extent possible, we are conducting business as usual, with necessary or advisable modifications to employee travel and many of our office employees working remotely. Our management team continues to commit significant time, attention and resources to monitoring the COVID-19 pandemic and seeking to mitigate its effects on our business and workforce. At this time, the extent to which the COVID-19 pandemic may affect our business, operations and plans, including the resulting impact on our expenditures and capital needs, remains uncertain and is subject to change. Impacts to our business can range from temporary delays in shipments to a significant increase in our logistics and materials supply cost and could both deteriorate our ability to generate profit and significantly change our capital needs.

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Russia-Ukraine war.    The ongoing conflict in Ukraine has reduced the availability of material that can be sourced in Europe and, as a result, increased logistics costs for the procurement of certain inputs and materials used in our products. We do not know the ultimate severity or duration of the conflict in Ukraine, but we are continuously monitoring the situation and evaluating our procurement strategy and supply chain to try to mitigate any negative impact on our business, financial condition and results of operations.

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Inflation.    We may be impacted by inflationary pressures. Inflation has continued to accelerate in the wake of Russia’s invasion of Ukraine, driving up energy prices, freight premiums, and other operating costs. Interest rates, notably mature market government bond yields, remain low by historical standards but are rising as central banks around the world tighten monetary policy in response to inflationary pressures, while government deficits and debt remain at high levels in many major markets. The eventual implications of higher government deficits and debt, tighter monetary policy, and potentially higher long-term interest rates may drive a higher cost of capital during our forecast period. These inflationary pressures are expected to persist, at least in the near-term, and will continue to negatively affect our results of operation. To help mitigate the inflationary pressures on our business, we have implemented selective price increases in certain markets, accelerated productivity initiatives and expanded our suppliers base, while continuing to execute on overhead cost containment practices.

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Foreign Currency Translation.    For non-U.S. subsidiaries that operate in a local currency environment, assets and liabilities are translated into U.S. dollars at period end exchange rates. Income, expense and cash flow items are translated at average exchange rates prevailing during the period. Translation adjustments for these subsidiaries are accumulated as a separate component of net parent investment. For non-U.S. subsidiaries that use a U.S. dollar functional currency, local currency inventories and property, plant and equipment are translated into U.S. dollars at rates prevailing when acquired, and all other assets and liabilities are translated at period end exchange rates. Inventories charged to cost of sales and depreciation are remeasured at historical rates, and all other income and expense items are translated at average exchange rates prevailing during the period. Gains and losses which result from remeasurement are included in earnings.

Key business and operational metrics

In addition to information related to our financial performance, we use certain operating metrics to evaluate our business. These metrics, together with our financial statements, are used by our management to measure our performance, identify trends impacting our business and formulate projections. The primary operating metric we use to evaluate our sales performance and to track market acceptance of our products from year to year is gigawatts (“GW”) delivered generally and the change in GWs delivered from period to period specifically. GWs delivered is the only operational metric that directly relates to our revenues. GWs delivered is a commonly used operational metric by analysts and competitors in our industry and can provide additional information to investors related to the relative size of our operations as well as a basis to measure our market share. GWs is calculated specifically for each project and represents the nameplate, or maximum, power output capacity of the project under optimized conditions once the project is fully operational. GWs delivered for a project is calculated as the total nameplate capacity of the project multiplied by the cost of materials delivered to the project as a percentage of the total materials cost of the project.

	Six-month periods ended
	September 30, 2022	October 1, 2021	Percentage Change
GW delivered	8.0	6.9	16%

	Fiscal year ended March 31,			2022 to 2021 percent change	2021 to 2020 percent change
	2022	2021	2020
GW delivered	15.0	12.0	10.5	25%	14%

Key components of our results of operations

The following discussion describes certain line items in our combined statements of operations and comprehensive income.

Revenue

We derive our revenue from the sale of solar trackers and software products to our customers. Our revenue growth is dependent on (i) our ability to maintain and expand our market share, (ii) total market growth and

(iii) our ability to develop and introduce new products driving performance enhancements and cost efficiencies throughout the solar power plant.

Cost of sales and gross profit

Cost of sales consists primarily of purchased components, shipping and other logistics costs, applicable tariffs, standard product warranty costs, amortization of certain acquired intangible assets, stock-based compensation and direct labor. Direct labor costs represent expenses of personnel directly related to project execution such as supply chain, logistics, quality, tooling, operations and customer satisfaction. Amortization of intangibles consists of developed technology and certain acquired patents over its expected period of use and is also included under cost of sales.

Steel prices, cost of transportation, and labor costs in countries where our suppliers perform manufacturing activities affect our cost of sales. Our ability to lower our cost of sales depends on implementation and design improvements to our products as well as on driving more cost-effective manufacturing processes with our suppliers. We generally do not directly purchase raw materials such as steel or electronic components and do not hedge against changes in their price. Most of our cost of sales are directly affected by sales volume. Personnel costs related to our supply chain, logistics, quality, tooling and operations are not directly impacted by our sales volume.

Gross profit may vary from quarter to quarter and is primarily affected by our revenue and cost of sales.

Operating expenses

Selling, general and administrative expenses

Selling, general and administrative expenses consist primarily of personnel-related costs associated with our administrative and support functions. These costs include, among other things, personnel costs, stock-based compensation, facilities charges including depreciation associated with administrative functions, professional services, travel expenses and allowance for bad debt. Professional services include audit, legal, tax and other consulting services. We have expanded our sales organization and expect to continue growing our sales headcount to support our planned growth. After the completion of this offering, we expect to incur on an ongoing basis certain new costs related to the requirements of being a separate publicly-traded company, including insurance, accounting, tax, legal and other professional services costs, which could be material. Amortization of intangibles consists of customer relationships and trade names over their expected period of use and is also included under selling, general and administrative expenses.

Research and development

Research and development expenses consist primarily of personnel-related costs associated with our engineering employees as well as third party consulting. Research and development activities include improvements to our existing products, development of new tracker products and software products. We expense substantially all research and development expenses as incurred. We expect that the dollar amount of research and development expenses will increase in amount over time, and may vary from period to period as a percentage of revenue.

Non-operating expenses

Income tax expense

We expect our taxable income to primarily be from the allocation of taxable income from the LLC. We are subject to federal and state income taxes in the United States on the income allocated to us from the LLC. In addition, while the majority of the LLC’s taxable income will be from United States sources and will not be subject to LLC level income tax, the LLC will have taxable income in some foreign subsidiaries that will be subject to tax at the level of the LLC. We may be entitled to foreign tax credits in the United States for our share of the foreign tax paid by the LLC.

Results of operations for the six-month periods ended September 30, 2022 and October 1, 2021

	Six-month periods ended
(In thousands, except percentages) (Unaudited)	September 30, 2022	October 1, 2021	% Change

Condensed Combined Statement of Operations and Comprehensive Income Data:
Revenue	$870,372	$680,172	28%
Cost of sales	755,970	605,857	25

Gross profit	114,402	74,315	54
Selling, general and administrative expenses	36,862	26,140	41
Research and development	8,299	6,951	19

Operating income	69,241	41,224	68
Interest and other, net	1,248	280	346

Income before income taxes	67,993	40,944	66
Provision for income taxes	16,776	8,371	100

Net income and comprehensive income	$51,217	$32,573	57%

Results of operations for the fiscal years ended 2022, 2021, and 2020

	Fiscal year ended March 31,
(In thousands, except percentages)	2022	2021	2020	2022 to 2021 % Change	2021 to 2020 % Change
Combined Statement of Operations and Comprehensive Income Data:
Revenue	$1,457,592	$1,195,617	$1,171,287	22%	2%
Cost of sales	1,310,561	963,636	958,380	36	1

Gross profit	147,031	231,981	212,907	(37)	9
Selling, general and administrative expenses	66,948	60,442	55,361	11	9
Research and development	14,176	13,008	8,641	9	51

Operating income	65,907	158,531	148,905	(58)	6
Interest and other, net	799	502	(24)	59	2,192

Income before income taxes	65,108	158,029	148,929	(59)	6
Provision for income taxes	14,195	33,681	30,673	(58)	10

Net income and comprehensive income	$50,913	$124,348	$118,256	(59)%	5%

Non-GAAP measures

We present Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted free cash flow as supplemental measures of our performance. We define Non-GAAP gross profit as gross profit plus stock-based compensation expense and intangible amortization. We define Non-GAAP operating income as operating income plus stock-based compensation expense and intangible amortization. We define Non-GAAP net income as net income (loss) plus stock-based compensation expense, intangible amortization, and certain nonrecurring legal costs and other discrete events as applicable, net of their tax effects. We define Adjusted EBITDA as net income (loss) plus (i) interest, net, (ii) provision for income taxes, (iii) depreciation expense, (iv) intangible amortization, (v) stock-based compensation expense, and (vi) certain nonrecurring legal costs and other discrete events as applicable. Future adjustments to net income related to the Tax Receivable Agreement may be added back to or subtracted from net income to calculate Adjusted EBITDA. We define Adjusted EBITDA margin as the percentage derived from Adjusted EBITDA divided by revenue. We define Adjusted free cash flow as net cash provided by (used in) operating activities less cash used for purchases of property and equipment plus proceeds from the disposition of property and equipment.

Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted free cash flow are intended as supplemental measures of performance that are neither required by, nor presented in accordance with, GAAP. We present these non-GAAP financial measures because we believe they assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. In addition, we may use all or any combination of Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted free cash flow as factors in evaluating management’s performance when determining incentive compensation and to evaluate the effectiveness of our business strategies.

Among other limitations, Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted free cash flow do not reflect our cash expenditures or future capital expenditures or contractual commitments (including under the Tax Receivable Agreement), do not reflect the impact of certain cash or non-cash charges resulting from matters we consider not to be indicative of our ongoing operations and do not reflect the associated income tax expense or benefit related to those charges. In addition, other companies in our industry may calculate Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted free cash flow differently from us, which further limits their usefulness as comparative measures.

Because of these limitations, Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted free cash flow should not be considered in isolation or as substitutes for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using non-GAAP financial measures on a supplemental basis. You should review the reconciliation to the most directly comparable GAAP measure of Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA, Adjusted EBITDA margin and Adjusted free cash flow below and not rely on any single financial measure to evaluate our business.

	Six-month periods ended		Fiscal year ended March 31,
(In thousands, except percentages)	September 30, 2022	October 1, 2021	2022	2021	2020

Other Financial Information:
Non-GAAP gross profit	$115,282	$78,911	$152,599	$242,016	$222,503
Non-GAAP operating income	73,614	49,987	90,363	177,850	168,025
Non-GAAP net income	53,800	38,991	69,870	140,279	134,260
Adjusted EBITDA	73,764	51,072	92,279	179,164	170,663
Net income (% of revenue)	5.9%	4.8%	3.5%	10.4%	10.1%
Adjusted EBITDA (% of revenue)	8.5%	7.5%	6.3%	15.0%	14.6%
Adjusted free cash flow	$51,150	$(34,459)	$(152,863)	$91,810	$239,344

The following table provides a reconciliation of Non-GAAP gross profit to gross profit, Non-GAAP operating income to operating income, Non-GAAP net income to net income, Adjusted EBITDA to net income and Adjusted free cash flow to net cash provided by (used in) operating activities for each period presented.

	Six-month periods ended		Fiscal year ended March 31,
(In thousands, except percentages)	September 30, 2022	October 1, 2021	2022	2021	2020
	(Unaudited)
Reconciliation of GAAP to Non-GAAP Financial Measures:
GAAP gross profit	$114,402	$74,315	$147,031	$231,981	$212,907
Stock-based compensation expense	755	679	1,526	1,953	1,643
Intangible amortization	125	3,917	4,042	8,082	7,953

Non-GAAP gross profit	$115,282	$78,911	$152,599	$242,016	$222,503

GAAP operating income	$69,241	$41,224	$65,907	$158,531	$148,905
Stock-based compensation expense	1,850	1,380	3,048	4,306	4,236
Intangible amortization	1,082	7,383	8,465	15,013	14,884
Legal costs(1)	1,528	—	12,943	—	—
Other	(87)	—	—	—	—

Non-GAAP operating income	$73,614	$49,987	$90,363	$177,850	$168,025

GAAP net income	$51,217	$32,573	$50,913	$124,348	$118,256
Stock-based compensation expense	1,850	1,380	3,048	4,306	4,236
Intangible amortization	1,082	7,383	8,465	15,013	14,884
Adjustment for taxes	(1,790)	(2,345)	(5,499)	(3,388)	(3,116)
Legal costs(1)	1,528	—	12,943	—	—
Other	(87)	—	—	—	—

Non-GAAP net income	$53,800	$38,991	$69,870	$140,279	$134,260

Net income	$51,217	$32,573	$50,913	$124,348	$118,256
Interest, net	(165)	34	34	20	(144)
Provision for income taxes	16,776	8,371	14,195	33,681	30,673
Depreciation expense	1,563	1,331	2,681	1,796	2,758
Intangible amortization	1,082	7,383	8,465	15,013	14,884
Stock-based compensation expense	1,850	1,380	3,048	4,306	4,236
Legal costs(1)	1,528	—	12,943	—	—
Other	(87)	—	—	—	—

Adjusted EBITDA	$73,764	$51,072	$92,279	$179,164	$170,663

Net income (% of revenue)	5.9%	4.8%	3.5%	10.4%	10.1%
Adjusted EBITDA (% of revenue)	8.5%	7.5%	6.3%	15.0%	14.6%
Net cash provided by (used in) operating activities	$52,461	(31,187)	$(147,113)	$94,273	$240,999
Purchase of property and equipment	(1,335)	(3,439)	(5,917)	(2,463)	(1,655)
Proceeds from disposition of property and equipment	24	167	167	—	—

Adjusted free cash flow	$51,150	(34,459)	$(152,863)	$91,810	$239,344

(1)	Represents additional charges incurred in relation to the litigation with ATI, as further described in Note 9, “Commitments and contingencies” to the combined financial statements. The estimated net settlement and direct legal costs in the aggregate are excluded from the Company’s Non-GAAP income. Based on historical experience, we do not believe that the settlement and associated charges are normal, recurring operating expenses indicative of our core operating performance, nor were these charges taken into account as factors in evaluating management’s performance when determining incentive compensation or to evaluate the effectiveness of the Company’s business strategies.

Comparison of the six-month periods ended September 30, 2022 and October 1, 2021

Revenue

Revenue increased by $190.2 million, or 28.0%, for the six-month period ended September 30, 2022 compared to the six-month period ended October 1, 2021. Approximately $110 million of the increase was the result of a 16% increase in gigawatts delivered as we delivered approximately 8.0 GW for the six-month period ended September 30, 2022, compared to approximately 6.9 GW for the six-month period ended October 1, 2021. The remaining increase was a result of an approximate 10% increase in our average selling price directly associated with higher freight and logistics costs included in our selling price compared to the prior year period. Revenue increased approximately $136.8 million, or 31%, in the United States and $53.4 million, or 23%, in the rest of the world for the six-month period ended September 30, 2022 compared to the six-month period ended October 1, 2021. The growth in the United States was driven primarily from strong demand for utility scale solar projects. The growth from the rest of the world was driven primarily from larger projects in Brazil.

Cost of sales and gross profit

Cost of sales increased by $150.1 million, or 25%, for the six-month period ended September 30, 2022 compared to the six-month period ended October 1, 2021 primarily due to the increase in sales noted above and, to a lesser extent, an increase in freight and logistics costs. Freight and logistics costs as a percentage of cost of sales increased by approximately 420 basis points for the six-month period ended September 30, 2022 compared to the six-month period ended October 1, 2021.

Gross profit increased by $40.1 million, or 54%, for the six-month period ended September 30, 2022 compared to the six-month period ended October 1, 2021, primarily resulting from the increase in sales noted above coupled with improved pricing on contracts allowing higher recovery of freight and logistics costs.

Selling, general and administrative expenses

Selling, general and administrative expenses increased $10.7 million, or 41%, to $36.9 million for the six-month period ended September 30, 2022, from approximately $26.1 million in the six-month period ended October 1, 2021 while remaining somewhat flat at approximately 4% as a percentage of revenue in both periods. The increase in selling, general and administrative expenses was primarily the result of our continued expansion of our sales organization in line with the growth in the global market.

Research and development

Research and development expenses increased $1.3 million, or 19%, to $8.3 million for the six-month period ended September 30, 2022 from approximately $7.0 million in the six-month period ended October 1, 2021 as a result of continuous product innovation and development including software enhancements.

Income tax expense

We accrue and pay the appropriate amount of income taxes according to the laws and regulations of each jurisdiction in which we operate. The majority of our revenue and profits are generated in the United States with a statutory federal corporate income tax rate of approximately 21% in the six-month periods ended September 30, 2022 and October 1, 2021. For the six-month periods ended September 30, 2022 and October 1, 2021, we recorded total federal corporate income tax expense of $16.8 million and $8.4 million, respectively, which reflected effective tax rates of 24.7% and 20.4%, respectively. These effective tax rates do not differ materially from the U.S. domestic statutory income tax rate of 21%. We may in the future be subject to tax return audits and examinations by various taxing jurisdictions around the world, and there can be no assurance that the final determination of any tax examinations will not be materially different than that which is reflected in our income tax provisions and accruals. Should additional taxes be assessed as a result of a current or future examination, there could be a material adverse effect on our tax position, operating results, financial position and cash flows.

Comparison of the fiscal years ended March 31, 2022, 2021, and 2020

Revenue

Revenue increased by $262.0 million, or 22%, for our fiscal year 2022 compared to fiscal year 2021, as a result of a 25% or 3 GW increase in GW delivered to our customers from approximately 12 GW during fiscal year 2021 to 15.0 GW during fiscal year 2022. The increase in GW shipped was mostly attributable to sales outside the United States. Revenue attributable to shipments outside the United States was approximately $552.6 million or 38% during fiscal year 2022, an increase of approximately 88% from $294.7 million or 25% during fiscal year 2021. Fiscal year 2022 included approximately $108.6 million of ITC safe harbor sales, an increase of approximately $46.6 million due primarily to an increase in the readiness of certain projects to take final delivery of the remaining balance of equipment.

Revenue increased by $24.3 million, or 2%, for our fiscal year 2021 compared to fiscal year 2020. We delivered to our customers approximately 12 GW during fiscal year 2021 compared to over 10 GW during fiscal year 2020, representing an increase of approximately 14%. Fiscal year 2021 included approximately $62 million or 0.8 GW for ITC safe harbor sales, a decline of approximately $356 million or 3.2 GW from $418 million or 4 GW in fiscal year 2020, when we experienced a higher demand for ITC safe harbor investments. Excluding the ITC safe harbor revenue, we delivered to our customers approximately 11.2 GW in fiscal year 2021 compared to 6.5 GW in fiscal year 2020, an increase of approximately 4.7 GW or 72%.

Cost of sales and gross profit

Cost of sales increased by $346.9 million, or 36%, for fiscal year 2022 compared to fiscal year 2021, driven by the increase in sales noted above and an increase of approximately $152.0 million, or 106%, in freight costs due to container shortages and other logistics challenges resulting primarily from the COVID-19 pandemic. As a direct result of the increased freight costs, total anticipated costs of certain projects exceeded the expected revenue requiring the recognition of additional contract losses based on the estimate of future costs also included in cost of sales for fiscal year 2022. As of March 31, 2022, we had a $5.2 million reserve related to such loss contracts and anticipate the completion of the majority of these contracts within nine to twelve months. The significant assumptions used to determine contract losses include the current estimate of future costs, including the most recent rates for freight and steel costs. We expect elevated freight and steel costs for the near future related to projects in progress, which are already contemplated in determining our current loss reserve. We do not expect any remaining performance obligations to be similarly impacted due to freight and steel costs. However, as these projects continue through the construction and commissioning phases, it is reasonably possible that other unforeseen circumstances could occur and result in the recognition of additional losses on these projects; however, a range of such amounts cannot currently be estimated.

Gross profit decreased by $85.0 million, or 37%, for fiscal year 2022 compared to fiscal year 2021, primarily resulting from the significant increase in freight costs noted above. Gross margin decreased by approximately 9.3%, from 19.4% for fiscal year 2021 to 10.1% for fiscal year 2022. Tracker ASP declined approximately 2.2% globally while our tracker Cost Per Watt increased approximately 12.5%, mostly due to freight costs, resulting in a significant impact to gross margin.

Cost of sales increased by $5.3 million, or 1%, for our fiscal year 2021 compared to fiscal year 2020, mainly driven by the increase in GW delivered.

Gross profit increased by $19.1 million, or 9%, for our fiscal year 2021 compared to fiscal year 2020 primarily resulting from the increased volume of GW delivered. Gross margins increased by 1.2% from 18.2% for fiscal year 2020 to 19.4% for fiscal year 2021. TrueCapture sales, which carry significantly higher margins, increased by approximately $8.6 million in fiscal year 2021, which drove most of the increase in margin. ASP declines of 12% were more than offset by declines in Cost Per Watt of approximately 13% resulting in minimal impact to gross margin. ASP declines were partially driven by the decline in ITC safe harbor sales noted above and mix and timing of product shipments along with continued market pressures that align with cost reductions.

The decrease in Cost Per Watt during fiscal year 2021 was due to the mix and timing of product shipments and cost savings initiatives regarding product design, raw materials cost reduction, as well as improved absorption of project services costs due to higher revenue.

Selling, general and administrative expenses

Selling, general and administrative expenses increased $6.5 million, or 11%, for fiscal year 2022 compared to fiscal year 2021 while remaining somewhat flat at approximately 5% as a percentage of revenue in both periods. The increase in selling, general and administrative expenses was primarily the result of a $12.9 million charge incurred in relation to our litigation with Array Technologies, Inc (“ATI”), as further described in Note 9 to the combined financial statements included elsewhere in this prospectus, offset with a $3.6 million decrease in bad debt reserve charge recognized during fiscal year 2022 compared to the prior year, coupled with $2.5 million decrease in amortization of intangible assets during the same period due to certain intangibles now being fully amortized. After the completion of this offering, we expect to incur on an ongoing basis certain new costs related to the requirements of being a separate publicly-traded company, including insurance, accounting, tax, legal, information technology, human resource, investor relations and other professional services costs, which could be material.

Selling, general and administrative expenses increased $5.1 million, or 9%, for our fiscal year 2021 compared to fiscal year 2020, while remaining consistent as a percent of revenue at 5% in fiscal years 2021 and 2020. Sales and marketing expenses increased $5.7 million from $17.6 million in fiscal year 2020 to $23.3 million in fiscal year 2021 as a result of our continued international expansion to support the European and Middle East markets and overall increase in our sales organization in line with the growth in the global market. We expect to continue to expand our sales organization including increasing our sales headcount to support our planned growth. Slightly offsetting the increase in sales and marketing expenses was a decrease in general and administrative costs of $0.6 million, from $30.8 million in fiscal year 2020 to $30.2 million in fiscal year 2021, as a result of cost constraints related to travel and other restrictions due to COVID-19. Intangible amortization remained consistent at $6.9 million for fiscal years 2021 and 2020. After the completion of this offering, we expect to incur on an ongoing basis certain new costs related to the requirements of being a separate publicly-traded company, including insurance, accounting, tax, legal, information technology, human resource, investor relations and other professional services costs, which could be material.

Research and development

Research and development expenses increased to $14.2 million in fiscal year 2022 from approximately $13.0 million in fiscal year 2021 as a result of continued development of our terrain following Horizon-XTR product, our new generation tracker (NX Horizon 3.0) and continued innovation costs including software enhancements.

Research and development expenses increased to $13 million in fiscal year 2021 from approximately $9 million in fiscal year 2020. The increase in fiscal year 2021 was the result of continued development of our 2P tracker product (NX Gemini), our new generation tracker (NX Horizon 3.0) and continued innovation costs including software enhancements.

Income tax expense

We accrue and pay the appropriate amount of income taxes according to the laws and regulations of each jurisdiction in which we operate. The majority of our revenue and profits are generated in the United States with a statutory federal corporate income tax rate of approximately 21% in fiscal years 2022, 2021, and 2020. For fiscal years 2022, 2021 and 2020, we recorded total income tax expense of $14.2 million, $33.7 million, and $30.7 million respectively, which reflected consolidated effective tax rates of 21.8%, 21.3% and 20.6%, respectively. The decrease in tax expense from fiscal year 2021 to fiscal year 2022 is in line with the decrease in income before income taxes for the corresponding period. The increase in tax expense from fiscal year 2020 to fiscal year 2021 is in line with the increase in income before income taxes for the corresponding period. We may in the future be subject to tax return audits and examinations by various taxing jurisdictions around the world, and there can be no assurance that the final determination of any tax examinations will not be materially different than that which is reflected in our income tax provisions and accruals. Should additional taxes be assessed as a result of a current or future examinations, there could be a material adverse effect on our tax position, operating results, financial position and cash flows.

Quarterly results of operations

The Company’s third fiscal quarter ends on December 31, and the fourth fiscal quarter and fiscal year ends on March 31 of each year. The first fiscal quarters of 2023, 2022, and 2021 ended on July 1, 2022, July 2, 2021, and June 26, 2020, respectively, and the second fiscal quarters of 2023, 2022 and 2021 ended on September 30, 2022, October 1, 2021 and September 25, 2020, respectively.

The following table contains unaudited quarterly financial data for the first two quarters of fiscal year 2023 and fiscal year 2022 and the last three quarters of fiscal year 2021.

(In thousands) (Unaudited)	September 30, 2022	July 1, 2022	March 31, 2022	December 31, 2021	October 1, 2021	July 2, 2021	March 31, 2021	December 31, 2020	September 25, 2020	June 26, 2020
Revenue	$467,142	$403,230	$439,813	$337,607	$338,699	$341,473	$318,146	$291,510	$289,755	$296,206
Cost of sales	402,603	353,367	400,861	303,843	301,983	303,874	256,259	234,453	228,409	244,515

Gross profit	64,539	49,863	38,952	33,764	36,716	37,599	61,887	57,057	61,346	51,691
Selling, general and administrative expenses	20,745	16,117	27,799	13,009	13,245	12,895	15,893	12,655	16,468	15,426
Research and development	4,322	3,977	3,576	3,649	3,392	3,559	3,777	3,456	3,346	2,429

Operating income	39,472	29,769	7,577	17,106	20,079	21,145	42,217	40,946	41,532	33,836
Interest and other, net	1,309	(61)	428	91	201	79	25	189	226	62

Income before income taxes	38,163	29,830	7,149	17,015	19,878	21,066	42,192	40,757	41,306	33,774
Provision for income taxes	11,076	5,700	1,355	4,469	3,974	4,397	8,992	8,687	8,804	7,198

Net income and comprehensive income	$27,087	$24,130	$5,794	$12,546	$15,904	$16,669	$33,200	$32,070	$32,502	$26,576

Non-GAAP measures

We present Adjusted EBITDA and Adjusted EBITDA margin as supplemental measures of our performance. We define Adjusted EBITDA as net income (loss) plus (i) interest, net, (ii) provision for income taxes, (iii) depreciation expense, (iv) intangible amortization, (v) stock-based compensation expense, and (vi) certain nonrecurring legal costs and other discrete events as applicable. Future adjustments to net income related to the Tax Receivable Agreement may be added back to or subtracted from net income to calculate Adjusted EBITDA. We define Adjusted EBITDA margin as the percentage derived from Adjusted EBITDA divided by revenue.

Adjusted EBITDA and Adjusted EBITDA margin are intended as supplemental measures of performance that are neither required by, nor presented in accordance with, GAAP. We present these non-GAAP financial measures because we believe they assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. In addition, we may use each or a combination of Adjusted EBITDA and Adjusted EBITDA margin as factors in evaluating management’s performance when determining incentive compensation and to evaluate the effectiveness of our business strategies.

Among other limitations, Adjusted EBITDA and Adjusted EBITDA margin do not reflect our cash expenditures or future capital expenditures or contractual commitments (including under the Tax Receivable Agreement), do not reflect the impact of certain cash or non-cash charges resulting from matters we consider not to be indicative of our ongoing operations and do not reflect the associated income tax expense or benefit related to those charges. In addition, other companies in our industry may calculate Adjusted EBITDA and Adjusted EBITDA margin differently from us, which further limits their usefulness as comparative measures.

Because of these limitations, Adjusted EBITDA and Adjusted EBITDA margin should not be considered in isolation or as substitutes for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using non-GAAP financial measures on a supplemental basis. You should review the reconciliation to the most directly comparable GAAP measure of Adjusted EBITDA and Adjusted EBITDA margin below and not rely on any single financial measure to evaluate our business.

The following table provides a reconciliation of Adjusted EBITDA to net income for each period presented.

(In thousands) (Unaudited)	September 30, 2022	July 1, 2022	March 31, 2022	December 31, 2021	October 1, 2021	July 2, 2021	March 31, 2021	December 31, 2020	September 25, 2020	June 26, 2020
Net income	$27,087	$24,130	$5,794	$12,546	$15,904	$16,669	$33,200	$32,070	$32,502	$26,576

Interest, net	(101)	(64)	—	0	25	9	18	(7)	(8)	17
Provision for income taxes	11,076	5,700	1,355	4,469	3,974	4,397	8,992	8,687	8,804	7,198
Depreciation expense	835	728	716	634	638	693	455	453	450	438
Intangible amortization	541	541	541	541	3,649	3,734	3,734	3,838	3,721	3,720
Stock-based compensation expense	845	1,005	826	842	839	541	1,091	1,200	1,154	861
Legal costs(1)	1,528	—	12,943	—	—	—	—	—	—	–
Other	(87)	—	—	—	—	—	—	—	—	–

Adjusted EBITDA	$41,724	$32,040	$22,175	$19,032	$25,029	$26,043	$47,490	$46,241	$46,623	$38,810

Net Income (% of revenue)	5.8%	6.0%	1.3%	3.7%	4.7%	4.9%	10.4%	11.0%	11.2%	9.0%
Adjusted EBITDA (% of Revenue)	8.9%	7.9%	5.0%	5.6%	7.4%	7.6%	14.9%	15.9%	16.1%	13.1%

(1)	Represents additional charges incurred in relation to the litigation with ATI, as further described in Note 9, “Commitments and contingencies” to the combined financial statements. The estimated net settlement and direct legal costs in the aggregate are excluded from the Company’s Non-GAAP income. Based on historical experience, we do not believe that the settlement and associated charges are normal, recurring operating expenses indicative of our core operating performance, nor were these charges taken into account as factors in evaluating management’s performance when determining incentive compensation or to evaluate the effectiveness of the Company’s business strategies.

Liquidity and capital resources

We have historically financed our operations primarily with cash provided by operations and net parent company contributions. In connection with this offering, we intend to enter certain credit facilities, including a revolving credit facility, to provide additional sources of short and long-term liquidity. See “Description of indebtedness” elsewhere in this prospectus. Our principal uses of cash have been to fund our operations and invest in research and development. Excess cash has historically been distributed pursuant to a centralized cash management program administered by Flex. In March 2021, the U.S. cash pooling arrangement between us and Flex was terminated, and we executed a new cash pooling agreement. For as long as Nextracker is a controlled entity of Flex, Nextracker’s U.S. operations will continue to participate in the Flex cash pooling management programs intra-quarter and all outstanding positions are settled or scheduled for settlement as of each quarter end.

In connection with this offering, we will enter into a Tax Receivable Agreement that will provide for the payment by us to Yuma, Yuma Sub, TPG and the TPG Affiliates (or certain permitted transferees thereof) of 85% of the tax benefits, if any, that we are deemed to realize under certain circumstances. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that the tax savings we will be deemed to realize associated with the tax benefits described above would aggregate approximately $147 million over 20 years from the date of this offering based on the initial public offering price of $21.50 per share of our Class A common stock (which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus), and assuming all future exchanges of LLC Units occur at the time of this offering. Under such scenario we would be required to pay the owners of LLC Units approximately 85% of such amount, or $121 million, over the 20 year period from the date of this offering, and the yearly payments over that time would range between approximately $1 to $12 million per year. The actual amounts may materially differ from these hypothetical amounts, as potential future tax savings we will be deemed to realize, and Tax Receivable Agreement payments by us, will be calculated based in part on the market value of our Class A common stock at the time of purchase or exchange and the prevailing federal tax rates applicable to us over the life of the Tax Receivable Agreement (as well as the assumed combined state and local tax rate), and will generally be dependent on us generating sufficient future taxable income to realize the benefit. There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, the payments under the Tax Receivable Agreement exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement or distributions to us by the LLC are not sufficient to permit us to make payments under the Tax Receivable Agreement after we have paid taxes.

We believe that cash provided by operations and other existing and committed sources of liquidity, including our revolving credit facility, will provide adequate liquidity for ongoing operations, planned capital expenditures and other investments, potential debt service requirements and payments under the Tax Receivable Agreement for at least the next 12 months. We are not dependent on the proceeds of this offering to meet our liquidity needs.

Cash Flows

	Six-month periods ended		Fiscal year ended March 31,
(In thousands)	September 30, 2022	October 1, 2021	2022	2021	2020
	(Unaudited)
Net cash provided by (used in) operating activities	$52,461	$(31,187)	$(147,113)	$94,273	$240,999
Net cash used in investing activities	(1,311)	(3,272)	(5,750)	(2,963)	(1,655)
Net cash provided by (used in) financing activities	3,989	(26,422)	(8,656)	96,329	(250,765)

Six-month period ended September 30, 2022

Net cash provided by operating activities was $52.5 million during the six-month period ended September 30, 2022. Total cash provided during the period was driven by net income of $51.2 million adjusted for non-cash charges of approximately $2.6 million related to depreciation and amortization. Cash from net income was decreased by the overall increase in our net operating assets and liabilities, primarily our net working capital and other net account, resulting in outflow of approximately $1.4 million. Accounts receivable and contract assets in aggregate increased approximately $104.8 million during the six-month period ended September 30,

2022, resulting from longer billing periods. Inventory increased by $67.8 million and other assets increased by $46.0 million primarily due to advance payments to suppliers to secure product with longer lead times, continued logistics constraints and increased operations. Offsetting the cash outflows were increases in deferred revenue of approximately $82.6 million, primarily resulting from upfront funding of new contracts, and increases in account payable of approximately $88.9 million directly associated with the increased inventory level.

Net cash used in investing activities was approximately $1.3 million and directly attributable to the purchase of property and equipment.

Net cash provided by financing activities was $4.0 million resulting from net cash transfers from Flex primarily pursuant to the centralized cash management function performed by Flex.

Six-month period ended October 1, 2021

Net cash used in operating activities was $31.2 million during the six-month period ended October 1, 2021. Net working capital and other was a net use of approximately $72.5 million. Cash used for inventory, accounts receivable and contract assets was approximately $93.5 million in the six-month period ended October 1, 2021, as we funded increased operations. Additionally, approximately $34.0 million in cash was used for other current and noncurrent assets during the six-month period ended October 1, 2021, primarily due to increased advance payments made to suppliers for future procurement of inventory. This increase was offset by increased deferred revenue of approximately $22.7 million, primarily resulting from upfront funding of new contracts and timing of cash collections coupled with delays in projects as a result of logistics constraints. Further offsetting cash used for net working capital and other, net was net income of approximately $32.6 million adjusted for noncash charges of approximately $8.7 million related to depreciation and amortization.

Net cash used in investing activities was approximately $3.3 million and directly attributable to the purchase of property and equipment.

Net cash used in financing activities was $26.4 million resulting primarily from net cash transfers to Flex pursuant to the centralized cash management function performed by Flex.

Fiscal year 2022

Net cash used in operating activities was $147.1 million during fiscal year 2022 driven by an increase in net working capital of approximately $207.1 million. Cash used for inventory, accounts receivable and contract assets was approximately $278.8 million in fiscal year 2022 as we continued to fund increased operations and were unfavorably impacted by the timing of cash collections coupled with delays in projects as a result of logistics constraints. This was partially offset by increased accounts payable of approximately $35.8 million, a decrease in other current and noncurrent assets primarily due to lower levels of advance payments made to suppliers for future procurement of inventory, and increase of deferred revenue of approximately $15.2 million resulting from upfront funding on new contracts. Further offsetting cash used for net working capital, was net income of approximately $50.9 million adjusted for noncash charges of approximately $11.1 million related to depreciation and amortization.

Net cash used in investing activities was approximately $5.8 million and directly attributable to the purchase of property and equipment.

Net cash used in financing activities was $8.7 million resulting from net cash transfers to Flex primarily pursuant to the centralized cash management function performed by Flex.

Fiscal year 2021

Net cash provided by operating activities was $94.3 million during fiscal year 2021. Total cash provided during the period resulted primarily from net income of approximately $124.3 million adjusted for noncash charges of approximately $22.2 million primarily related to depreciation, amortization and stock compensation. Cash used for inventory, accounts receivable and contract assets of approximately $71.1 million in fiscal year 2021 was offset by increased accounts payable of approximately $55.6 million, all primarily resulting from expanded operations. Additionally, approximately $17.2 million in cash was used for other current and noncurrent assets during fiscal year 2021 primarily due to increased advance payments made to suppliers for procurement of inventory.

Net cash used in investing activities was approximately $3.0 million and directly attributable to the purchase of property and equipment and intangible assets.

Net cash provided in financing activities was $96.3 million resulting from a net cash transfer from Flex of approximately $427.7 million primarily due to the termination of the U.S. cash pooling arrangement between Flex and us in March 2021, offset by a dividend distribution to Flex of approximately $331.4 million.

Fiscal year 2020

Net cash provided by operating activities was $241.0 million during fiscal year 2020. Total cash provided during the period resulted primarily from net income of approximately $118 million adjusted for non-cash charges of approximately $20 million primarily related to depreciation, amortization and stock compensation. Cash used for inventory, accounts receivable and contract assets of approximately $72.6 million in fiscal year 2020 was offset by increased accounts payable of approximately $69.9 million, all primarily resulting from expanded operations. Other current and non-current liabilities provided approximately $28.7 million of cash primarily from higher operational related accruals in fiscal year 2020. In addition, cash collected in advance for the ITC safe harbor investments coupled with overall expansion of our operations drove a $74.3 million increase to deferred revenue in fiscal year 2020.

Net cash used in investing activities was approximately $1.7 million and directly attributable to the purchase of property and equipment.

Net cash used in financing activities was $250.8 million resulting from net cash transfers to Flex pursuant to the centralized cash management function performed by Flex.

Cash management and financing

We have historically participated in a centralized cash management program administered by Flex; disbursements are independently managed by us. The cash balance reflected in the combined balance sheets as of September 30, 2022 and March 31, 2022 and 2021 consist of the cash managed and controlled by us that is not part of the Flex centralized cash management pool. In March 2021, the U.S. cash pooling arrangement between us and Flex was terminated and we executed a new cash pooling agreement. For as long as Nextracker is a controlled entity of Flex, Nextracker’s U.S. operations will continue to participate in the Flex cash pooling management programs intra-quarter, and all outstanding positions are settled or scheduled for settlement as of each quarter end. “Due to related parties” are balances resulting from transactions between us and Flex subsidiaries that have historically been cash settled and are treated as operating activities in the statement of cash flows. Flex intercompany balances resulting from transactions between us and Flex that have not been historically cash settled are reflected within net parent investment on the combined balance sheets as these are deemed to be internal financing transactions and accordingly are treated as financing activities in the statement of cash flows.

Contractual obligations

We continue to be part of Flex’s broader capital structure for all periods presented. During these periods, the Company did not have any outstanding bank borrowings or long-term debt. We have historically maintained a low level of net working capital requirements and funded those requirements through cash from operations as we do not require a significant amount of investment to fund growth. The Company currently does not participate in off-balance sheet financial arrangements. We have purchase obligations that arise in the normal course of business primarily consisting of binding purchase orders for inventory related items. Additionally, we have leased certain facilities under operating lease commitments. Future payments due under our operating leases as of March 31, 2022 are as follows:

(In thousands)	Total	2023	2024	2025	2026	2027
Operating leases	$4,766	$1,947	$1,859	$436	$295	$229

Total contractual obligations	$4,766	$1,947	$1,859	$436	$295	$229

We also have outstanding firm purchase orders with certain suppliers for the purchase of inventory, which are not included in the table above. Most of the purchase obligations are generally short-term in nature. As of March 31, 2022, our purchase obligations were approximately $7.6 million. Our purchase obligations can fluctuate significantly from period to period and can materially impact our future operating asset and liability balances, and our future working capital requirements. We intend to use our existing cash balances, together with anticipated cash flows from operations to fund our existing and future contractual obligations.

There were no material changes in our contractual obligations during the fiscal year 2022 and for the six-month period ended September 30, 2022.

Off-Balance sheet arrangements

For the six-month period ended September 30, 2022 and fiscal years ended March 31, 2022, 2021 and 2020, we did not have any off-balance sheet arrangements.

Critical accounting policies and significant management estimates

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Estimates are used in accounting for, among other things: impairment of goodwill, impairment of long-lived assets, allowance for doubtful accounts, reserve for excess or obsolete inventories, valuation of deferred tax assets, warranty reserves, contingencies, operation related accruals, and fair values of stock options and restricted share unit awards granted under stock-based compensation plans. We review periodically estimates and assumptions, and the effects of our revisions are reflected in the period they occur. We believe that these estimates and assumptions provide a reasonable basis for the fair presentation of the combined financial statements.

Revenue recognition

We account for revenue in accordance with Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”) for all periods presented.

In applying ASC 606, we recognize revenue from the sale of solar tracker systems, parts, extended warranties on solar tracker systems components and software license along with associated maintenance and support. In determining the appropriate amount of revenue to recognize, we apply the following steps: (i) identify the contracts with the customers; (ii) identify performance obligations in the contracts; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations per the contracts; and (v) recognize revenue when (or as) we satisfy a performance obligation. In assessing the recognition of revenue, we evaluate whether two or more contracts should be combined and accounted for as one contract and if the combined or single contract should be accounted for as multiple performance obligations. Further, we assess whether control of the product or services promised under the contract is transferred to the customer at a point in time or over time.

Performance obligations and measures of progress

Our contracts for specific solar tracker system projects with customers are predominantly accounted for as one performance obligation because the customer is purchasing an integrated service, which includes our overall management of the solar tracker system project and oversight through the installation process to ensure a functioning system is commissioned at the customer’s location. Our performance creates and enhances an asset that the customer controls as we perform under the contract, which is principally as tracker system components are delivered to the designated project site. Although we source the component parts from third party manufacturers, we obtain control and receive title of such parts before transferring them to the customer because we are primarily responsible for fulfillment to our customers. Our engineering services and professional services are interdependent with the component parts whereby the parts form an input into a combined output for which it is the principal, and we could redirect the parts before they are transferred to the customer if needed. The customer owns the work-in-process over the course of the project and our performance enhances a customer controlled asset, resulting in the recognition of the performance obligation over time. The measure of progress is estimated using an input method based on costs incurred to date on the project as a percentage of total expected costs to be incurred.

Contracts with customers that result in multiple performance obligations include contracts for the sale of components, solar tracker system project contracts with an extended warranty, and contracts for the sale of software solutions.

For contracts related to sale of components, our obligation to the customer is to deliver components that are used by the customer to create a tracker system and does not include engineering or other professional services or the obligation to provide such services in the future. Each component is a distinct performance obligation, and often the components are delivered in batches at different points in time. We estimate the standalone selling price (“SSP”) of each performance obligation based on a cost plus margin approach. Revenue allocated to a component is recognized at the point in time that control of the component transfers to the customer.

At times, a customer will purchase a service-type warranty with a tracker system project. We use a cost plus margin methodology to determine the SSP for both the tracker system project and the extended warranty. The revenue allocated to each performance obligation is recognized over time based on the period over which control transfers. To date, revenues recognized related to extended warranty have not been material.

We generate revenues from sales of software licenses of our TrueCapture and NX Navigator offerings, which are often sold separately from the tracker system. Software licenses are generally sold with maintenance services. The software license and the maintenance services are separate performance obligations. We estimate the SSP of the software license using an adjusted market approach and estimates the SSP of the maintenance service using a cost plus margin approach. Revenue allocated to the software license is recognized at a point in time upon transfer of control of the software license, and revenue allocated to the maintenance service is generally recognized over time on a straight-line basis during the maintenance term. Revenues related to sales of software licenses were not material and were approximately 2% and 1% of total revenue for the fiscal years ended March 31, 2022 and 2021, respectively, and less than 1% of total revenue for the fiscal year ended 2020.

Contract estimates

Accounting for contracts for which revenue is recognized over time requires us to estimate the expected margin that will be earned on the project. These estimates include assumptions on labor productivity and availability, the complexity of the work to be performed, and the cost and availability of materials including variable freight costs. We review and update all of a project’s contract-related estimates each reporting period and recognize changes in estimates on contracts under the cumulative catch-up method. Under this method, we recognize the impact of the adjustment on profit recorded to date in the period the adjustment is identified. We recognize revenue and profit in future periods of contract performance using the adjusted estimate. If at any time the estimate of contract profitability indicates an anticipated loss on the contract, we recognize the total loss in the period it is identified.

As of March 31, 2022, we had a $5.2 million reserve substantially related to six of our contracts which are in a material loss position. The reserve takes into account all reasonably foreseeable factors that may lead to additional losses and represents our best estimate. We expect these contracts to be completed within nine to twelve months. The significant assumptions used to determine contract losses include the current estimate of future costs, including the most recent rates for freight and steel costs. We expect elevated freight and steel costs to continue for the near future related to projects in progress, which are already reflected in our current loss reserve. We do not expect any remaining performance obligations to be significantly impacted due to freight and steel costs. However, as these projects continue through the construction and commissioning phases, it is reasonably possible that other unforeseen circumstances could occur and result in the recognition of additional losses on these projects; however, a range of such amounts cannot currently be estimated.

Contract balances

The adoption of ASC 606 resulted in the establishment of contract assets and contract liabilities (deferred revenue) on our balance sheet. The timing of revenue recognition, billings and cash collections results in contract assets and contract liabilities on the combined balance sheets. The majority of our contract amounts are billed as work progresses in accordance with agreed-upon contractual terms, which generally coincide with the shipment of one or more phases of the project.

Product warranty

We offer an assurance type warranty for our products against defects in design, materials and workmanship for a period ranging from five to ten years, depending on the component. For these assurance type warranties, a provision for estimated future costs related to warranty expense is recorded when they are probable and reasonably estimable, which is typically when products are delivered. The estimated warranty liability is based on our warranty model which relies on historical warranty claim information and assumptions based on the nature, frequency and average cost of claims for each product line by project. When little or no experience exists, the estimate is based on comparable product lines and/or estimated potential failure rates. These estimates are based on data from our specific projects and overall industry statistics. Estimates related to the outstanding warranty liability are re-evaluated on an ongoing basis using best-available information and revisions are made as necessary.

The decrease in warranty expense observed in fiscal year 2022 was due to a change in estimate as a result of updated information obtained regarding warranty claims and lower observed failure rates of components as compared to previous reporting periods. Our first-generation components (primarily controllers and dampers) had higher initial failure rates during prior years. Since that time, the Company observed a decrease in failure rates in first and subsequent generation components which has resulted in fewer warranty returns, and accordingly, less warranty expense. We re-evaluate our warranty reserve on an ongoing basis using the best-available information, and warranty expense for the period has been adjusted to reflect our expectation of future failure rates for components under warranty. Due to the improved failure rates noted above, our estimated warranty obligation decreased during fiscal year 2022, resulting in a net $10.4 million benefit to our operating results versus what the impact would have been if there were no changes in estimated failure rates. For all other periods presented, there were no significant impacts from a change in failure rates to our warranty reserve.

During the six-month period ended September 30, 2022, we observed an increase in warranty expense which was primarily due to increases in components cost driven by a higher cost of steel. Estimated failure rates were not significantly different during the first half of fiscal year 2023 compared to the observed failure rates in fiscal 2022.

Recently adopted accounting pronouncements

None.

Quantitative and qualitative disclosures about market risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in commodity prices, such as steel and customer concentrations. We do not hold or issue financial instruments for trading purposes and have no outstanding indebtedness for borrowed money.

There were no material changes in our exposure to market risks for changes in interest and foreign currency exchange rates for the six-month period ended September 30, 2022 as compared to the fiscal year ended March 31, 2022.

Concentration of major customers

Our customer base consists primarily of EPCs, as well as solar project owners and developers. We do not require collateral on our trade receivables. The loss of any one of our top five customers could have a materially adverse effect on the revenue and profits of the Company.

The following table sets forth the revenue from our customers that exceeded 10% of our total revenue and the total revenue from our five largest customers by percentage of our total revenue during the periods included below:

	Six-month periods ended		Fiscal year ended March 31,
	September 30, 2022	October 1, 2021	2022	2021	2020
	(Unaudited)
Customer A*	18.7%	15.5%	13.5%	19.3%	12.5%
Customer B	—	11.5%	—	—	—
Customer D	—	—	—	—	16.1%
Top five largest customers	40.9%	43.5%	37.6%	45.7%	47.3%

*	SOLV Energy

Our trade accounts receivables and contract assets are from companies within the solar industry and, as such, we are exposed to normal industry credit risks. We continually evaluate our reserves for potential credit losses and establish reserves for such losses.

The following table sets forth the total accounts receivable, net of allowance for doubtful accounts and contract assets, from our largest customer that exceeded 10% of such total, and the total accounts receivable, net of allowance and contract assets, from our top five customers by percentage during the periods included below:

	As of September 30, 2022	Fiscal year ended March 31,
		2022	2021	2020
	(Unaudited)
Customer A*	22.0%	10.3%	11.1%	23.4%
Customer E	—	13.0%	—	—
Top five largest customers	41.7%	45.5%	43.7%	51.8%

*SOLV	Energy

Commodity price risk

We are subject to risk from fluctuating market prices of certain commodity raw materials, such as steel, that are used in our products. Prices of these raw materials may be affected by supply restrictions or other market factors from time to time, and we do not enter into hedging arrangements to mitigate commodity risk. Significant price changes for these raw materials could reduce our operating margins if we are unable to recover such increases from our customers, and could harm our business, financial condition and results of operations.

In addition, we are subject to risk from fluctuating logistics costs. As a result of sheltering-in-place and other disruptions caused by COVID-19, consumer and commercial demand for shipped goods has increased across multiple industries, which in turn has reduced the availability and capacity of shipping containers and available ships worldwide. This disruption has caused, and may continue to cause, increased logistics costs and shipment delays affecting the timing of our project deliveries, the timing of our recognition of revenue and our profitability.

Foreign currency exchange risk

We transact business in various foreign countries and are, therefore, subject to risk of foreign currency exchange rate fluctuations. We have established a foreign currency risk management policy to manage this risk. We intend to manage our foreign currency exposure by evaluating and using non-financial techniques, such as currency of invoice, leading and lagging payments and receivables management.

Based on our overall currency rate exposures as of September 30, 2022 and March 31, 2022, including the derivative financial instruments intended to hedge the nonfunctional currency-denominated monetary assets, liabilities and cash flows, and other factors, a 10% appreciation or depreciation of the U.S. dollar from its cross-functional rates would not be expected, in the aggregate, to have a material effect on our financial position, results of operations and cash flows in the near-term.

Business

Our mission

Our mission is to be the world’s leading energy solutions company enabling the most intelligent, reliable and productive solar power for future generations.

Overview

We are a leading provider of intelligent, integrated solar tracker and software solutions used in utility-scale and ground-mounted distributed generation solar projects around the world. Our products enable solar panels in utility-scale power plants to follow the sun’s movement across the sky and optimize plant performance. We led the solar industry based on GW shipped globally in 2015 and both globally and in the United States from 2016 to 2021.16

Over the past several years, the cost of solar energy has declined significantly, and today utility-scale solar is one of the lowest cost sources of wholesale energy production, driving demand for solar energy globally. In addition, demand for renewable energy continues to increase as countries, industries and firms move to reduce their carbon footprint and pursue more aggressive decarbonization targets. Electrification, including the proliferation of electric vehicles and the replacement of natural gas with electricity in buildings and residences, is expected to drive increased demand for energy production, including solar energy. We believe that both the attractive cost of solar generation and increasing demand for renewable energy will drive continued growth in the utility-scale solar market. Approximately 59.1% of installations in the United States are larger than 5 MW and most correspond to the utility-scale segment.17

The solar tracker market plays a key part in driving the global energy transition by increasing energy production and improving the levelized cost of energy (“LCOE”). The majority of utility-scale projects installed today in mature markets such as the United States, Latin America and Australia use solar trackers and adoption of solar tracker technology is growing in developing solar markets such as the Middle East and Africa. According to Wood Mackenzie, the global solar tracking market is estimated to be a $71 billion cumulative opportunity from 2020 to 2030, representing approximately 682 GW of solar capacity installed over that time period.18

By optimizing and increasing energy production and reducing costs, our tracker products and software solutions offer significant return on investment (“ROI”) for utility-scale solar projects. Single axis solar trackers generate up to 25% more energy than projects that use fixed-tilt systems that do not track the sun. To achieve these benefits, the industry initially focused on linked-row tracker architecture that moves rows of solar panels together as one unit to follow the sun. We have developed the next generation of solar trackers that enable rows to move independently, providing further benefits to customers. Our intelligent independent row tracking system incorporates proprietary technology that we believe produces more energy, lowers operating costs, is easier to deploy and has greater reliability compared to linked row, other independent tracker products and fixed-tilt systems. Our tightly-integrated software solutions use advanced algorithms and artificial intelligence technologies to further optimize the performance and capabilities of our tracker products.

We have shipped approximately 70 GW of our solar tracker systems as of September 30, 2022 to projects on six continents for use in utility-scale and ground-mounted distributed generation solar applications worth more

[16]	Wood Mackenzie, June 2022.
[17]	Wood Mackenzie, December 2022 (Global solar PV market outlook update: Q4 2022).
[18]	Wood Mackenzie, December 2022 (The global solar PV tracker landscape 2022). Global total addressable market excludes China.

than $67 billion (based on recent global utility-scale system pricing).19 Our customers include engineering, procurement and construction firms (“EPCs”), as well as solar project developers and owners. We are a qualified, preferred provider to some of the largest solar EPC firms and solar project developers and owners in the world.

We have firm orders representing executed contracts, purchase orders and volume commitment agreements for projects that total approximately $2.1 billion in the aggregate as of December 31, 2022. These firm orders do not include our pipeline for projects that are currently in various stages of negotiations and contract execution. We have had firm orders totaling approximately $1.3 billion, $1.1 billion and $0.7 billion for the fiscal years ended March 31, 2022, 2021 and 2020, respectively.

We were founded in 2013 by our Chief Executive Officer, Dan Shugar, and were acquired by Flex Ltd. in 2015. Flex provides design, manufacturing and supply chain services through a network of over 100 locations in approximately 30 countries across five continents. Flex’s expertise in global supply chains and procurement and its strong financial backing has helped us accelerate our penetration of our end markets and run an optimized supply chain.

Our growth and success are evidenced by our operating and financial results in the six-month periods ended September 30, 2022 and October 1, 2021, and in the fiscal years 2022, 2021 and 2020:

•

We generated revenue of $870.4 million in the six-month period ended September 30, 2022 compared to $680.2 million in the six-month period ended October 1, 2021. We generated revenue of $1,457.6 million, $1,195.6 million and $1,171.3 million in fiscal year 2022, 2021 and 2020, respectively.

•

We generated gross profit of $114.4 million in the six-month period ended September 30, 2022 compared to $74.3 million in the six-month period ended October 1, 2021. Non-GAAP gross profit was $115.3 million for the six-month period ended September 30, 2022 compared to $78.9 million for the six-month period ended October 1, 2021. We generated gross profit of $147.0 million, $232.0 million and $212.9 million in fiscal year 2022, 2021 and 2020, respectively. Non-GAAP gross profit was $152.6 million, $242.0 million and $222.5 million for fiscal year 2022, 2021 and 2020, respectively.

•

We generated operating income of $69.2 million in the six-month period ended September 30, 2022 compared to $41.2 million in the six-month period ended October 1, 2021. Non-GAAP operating income was $73.6 million for the six-month period ended September 30, 2022 compared to $50.0 million for the six-month period ended October 1, 2021. We generated operating income of $65.9 million, $158.5 million and $148.9 million in fiscal year 2022, 2021 and 2020, respectively. Non-GAAP operating income was $90.4 million, $177.9 million and $168.0 million for fiscal year 2022, 2021 and 2020, respectively.

•

We generated net income of $51.2 million in the six-month period ended September 30, 2022 compared to $32.6 million in the six-month period ended October 1, 2021. We generated net income of $50.9 million, $124.3 million and $118.3 million in fiscal year 2022, 2021 and 2020, respectively.

•

Non-GAAP net income was $53.8 million for the six-month period ended September 30, 2022 compared to $39.0 million for the six-month period ended October 1, 2021. Non-GAAP net income was $69.9 million, $140.3 million and $134.3 million for fiscal year 2022, 2021 and 2020, respectively.

•

Adjusted EBITDA was $73.8 million for the six-month period ended September 30, 2022 compared to $51.1 million for the six-month period ended October 1, 2021. Adjusted EBITDA was $92.3 million, $179.2 million and $170.7 million for fiscal year 2022, 2021 and 2020, respectively.

•

Net income as a percentage of revenue was 5.9% for the six-month period ended September 30, 2022 compared to 4.8% for the six-month period ended October 1, 2021. Net income as a percentage of revenue was 3.5%, 10.4% and 10.1% for fiscal year 2022, 2021 and 2020, respectively.

[19]	Wood Mackenzie, April 2022 (Global solar PV system price: country breakdowns and forecasts). The $67 billion value represents the estimated aggregate capital expenditures made on solar applications in order to build the projects; solar trackers generally represent approximately 12% of those capital expenditures. Such value is not necessarily indicative of the current market value of the projects as financial assets, which would depend on each project’s future projected cash flows.

•

Adjusted EBITDA as a percentage of revenue was 8.5% for the six-month period ended September 30, 2022 compared to 7.5% for the six-month period ended October 1, 2021. Adjusted EBITDA as a percentage of revenue was 6.3%, 15.0% and 14.6% for fiscal year 2022, 2021 and 2020, respectively.

Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP financial measures. See the section entitled “—Summary historical and pro forma condensed combined financial and other data” for definitions of Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Adjusted EBITDA and Adjusted EBITDA margin and reconciliations to the most directly comparable GAAP measures.

Industry trends

Growing demand for solar energy production is driven by the increasing cost competitiveness of solar energy and global trends including decarbonization and electrification.

Globally, many countries, industries and firms have been aggressively pursuing decarbonization standards that pledge to increase the percentage of electricity production from renewable energy sources while decreasing use of fossil fuel and nuclear generation. This pursuit, coupled with increasing demands for electrification to help achieve greenhouse gas emissions reductions, has created a significant demand for clean energy production. Electrification refers to electricity replacing other sources for energy consumption, such as the transition to electric vehicles and electric heating.

Solar is the fastest growing segment of the renewable energy sector and has become one of the most cost-effective forms of wholesale energy generation. According to Lazard, over the past decade the cost of solar generation has fallen by 90%.20 Utility-scale solar currently has one of the lowest levelized cost of energy, or LCOE, on an unsubsidized basis. LCOE is a measure of the average net present cost of electricity generation for a power plant over its lifetime. The LCOE is calculated as the discounted costs over the lifetime of an electricity generating plant divided by a discounted sum of the actual energy amounts delivered. Solar’s LCOE cost improvement has resulted from technology advances and increased economies of scale. Today, solar electricity is competitive with both natural gas and wind and costs significantly less than some conventional generation technologies such as coal and nuclear.

[20]	Lazard, 2021. Note: Unless otherwise indicated, the analysis assumes 60% debt at 8% interest rate and 40% equity at 12% cost.
[21]	Unless otherwise indicated herein, the low case represents a single axis tracking system and the high case represents a fixed-tilt system.
[22]	Represents the estimated implied midpoint of the LCOE of offshore wind, assuming a capital cost range of approximately $2,500 - $3,600/kW.
[23]	The fuel cost assumption for Lazard’s global, unsubsidized analysis for gas-fired generation resources is $3.45/MMBTU.
[24]	Unless otherwise indicated, the analysis herein does not reflect decommissioning costs, ongoing maintenance-related capital expenditures or the potential economic impacts of federal loan guarantees or other subsidies.
[25]	Represents the midpoint of the marginal cost of operating fully depreciated gas combined cycle, coal and nuclear facilities, inclusive of decommissioning costs for nuclear facilities. Analysis assumes that the salvage value for a decommissioned gas combined cycle or coal asset is equivalent to its decommissioning and site restoration costs. Inputs are derived from a benchmark of operating gas combined cycle, coal and nuclear assets across the U.S. Capacity factors, fuel, variable and fixed operating expenses are based on upper- and lower-quartile estimates derived from Lazard’s research.
[26]	High end incorporates 90% carbon capture and storage. Does not include cost of transportation and storage.
[27]	Represents the LCOE of the observed high case gas combined cycle inputs using a 20% blend of “Blue” hydrogen (i.e., hydrogen produced from a steam-methane reformer, using natural gas as a feedstock, and sequestering the resulting CO2 in a nearby saline aquifer). No plant modifications are assumed beyond a 2% adjustment to the plant’s heat rate. The corresponding fuel cost is $5.20/MMBTU, assuming ~$1.40/kg for Blue hydrogen.
[28]	Represents the LCOE of the observed high case gas combined cycle inputs using a 20% blend of “Green” hydrogen (i.e., hydrogen produced from an electrolyzer powered by a mix of wind and solar generation and stored in a nearby salt cavern). No plant modifications are assumed beyond a 2% adjustment to the plant’s heat rate. The corresponding fuel cost is $10.05/MMBTU, assuming ~$4.15/kg for Green hydrogen.

Levelized cost of energy comparison–unsubsidized analysis     Source: Lazard, 2021

Utilities are expanding solar generation both to replace pre-existing capacity from conventional plants as they are retired and to build new capacity as overall electricity demand grows. As more coal generation plants were retired than constructed, global coal capacity began to fall for the first time ever in 2020 and has fallen in 2021 and the first half of 2022.29 Countries outside of China are forecasted to retire approximately 99 GW of coal capacity through 2024. The U.S. Energy Information Administration (“EIA”) expects retirement of coal-fired generators to increase again in 2022—12.6 GW of coal capacity is scheduled to retire in 2022, or 6% of the coal-fired generating capacity that was operating at the end of 2021.30 The growing use of battery energy storage has further increased demand for solar energy by providing utilities with greater flexibility to store solar-generated power and dispatch it as needed.31 The International Energy Agency expects solar power to account for more than 70% of renewable electricity net capacity additions worldwide over the next four years.32

Solar leads renewable energy net capacity additions (global)

IEA Renewable electricity net capacity additions by technology, main and accelerated cases, 2017-2023

[29]	Electric Power Monthly, May 2022.
[30]	U.S. Energy Information Administration, January 2022.
[31]	International Renewable Energy Agency, 2020.
[32]	International Energy Agency, 2022.

In the United States, capacity is projected to grow with nearly 161.5 GW of new solar installations across all market segments from 2022 to 2026, more than double the increase over the prior five year period from 2017 to 2021.33 International markets are expected to grow in both more developed solar markets such as Latin America, Australia and Europe, as well as in emerging markets such as the Middle East, Africa and Southeast Asia. All such markets are experiencing growth as cost declines have made solar more attractive. Large-scale projects (larger than 5 MW), most of which correspond to the utility-scale segment, represent the majority of solar demand across a broad range of regions and countries.34

In the 1980’s, many utility scale plants in the early growth of the industry used `fixed-tilt’ mounting systems to secure PV panels. Fixed-tilt systems hold PV panels in a non-moving, fixed orientation, typically arranged in south-facing rows tilted at an appropriate elevation angle based on summer or winter energy optimization.

Fixed-tilt structures remained the predominant mounting system for ground-based projects until the commercialization of tracking systems in the early 1990s.

Today’s utility-scale solar plants have evolved from ‘fixed-tilt’ systems to generally rely on solar tracking technologies that increase electricity generation and improve economics for plant owners by enabling solar panels to rotate and follow the sun’s movement across the sky. Single axis solar trackers can increase energy yield of solar projects and generate up to 25% more energy than projects that use fixed-tilt, or stationary, panel mounting systems that do not track the sun.35 The additional cumulative revenue from energy production that trackers provide typically exceeds the incremental cost of using a tracking system, improving the LCOE and providing significant ROI for solar projects. Given these advantages, in mature solar markets such as the United States, Latin America and Australia, the majority of utility-scale solar generation projects use solar trackers while penetration in the emerging markets of the Middle East and Africa was projected to reach 50% as of the end of 2022.36 We expect global adoption of solar trackers to continue to increase worldwide.

In utility-scale solar systems, panels are mounted to systems that are supported by structural piers that are anchored into the ground. The purpose of these systems is to brace and orient the panels at the proper geometry to optimize sunlight on their surface. These systems must also be designed to withstand various site-specific conditions including weather and seismic forces. There are two types of systems used for utility-scale solar systems, fixed-tilt or tracking. Fixed-tilt structures hold panels in a stationary position and tracking systems rotate the panels to track the sun as it moves throughout the day.

There are several types of tracking solutions with differing geometry and operational characteristics. The majority of the market uses single axis horizontal trackers such as our solar tracker products. We believe single axis horizontal trackers offer the best optimization of performance, cost and reliability for utility-scale solar plants. Other tracking designs, such as dual axis trackers, are typically more expensive and primarily used for niche applications.

While solar trackers have existed for over 30 years, there are many limitations to competing tracker solutions that reduce ROI for utility-scale solar plants.

•

Legacy architectures. Certain tracker technologies in the market today rely on a legacy, linked-row architecture. These systems use mechanical linkages and a single large motor to simultaneously move multiple interconnected, or “linked,” rows of trackers, introducing significant single points of failure. Linked-row architectures were designed over 30 years ago primarily due to the high cost of electric motors and control systems at the time. These designs do not leverage the substantial cost reductions in motors and control systems today, and have limitations in optimizing performance, reliability and operations.

[33]	Wood Mackenzie, December 2022.
[34]	Wood Mackenzie, December 2022.
[35]	Joule, 2020.
[36]	Joule, 2020; Wood Mackenzie, December 2022.

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Lack of software and sensor capabilities. Legacy architectures were not designed to tightly couple the solar tracker with advanced software and sensors to further increase energy production levels, optimize performance for variable site and severe weather conditions, and efficiently manage a power plant’s operating costs.

•

Vulnerable to damage from severe weather conditions. Solar power plants can be damaged by severe weather conditions, including flooding, hail and extreme wind events. Other tracker architectures have exhibited significant vulnerabilities to such conditions.

•

Difficult to deploy. Other solar tracker architectures may incur substantial installation costs and significant time to deploy and operationalize due to factors such as greater structural complexity. Since many project sites have varying topographies, legacy architectures can create additional deployment complexities, such as significant site grading costs and longer installation and commissioning processes.

•

Difficult to operate. Legacy linked-row architectures create challenges with management of the solar array. Physically-linking tracker rows together significantly inhibits or eliminates the ability to control each row independently to increase overall power production. In addition to introducing significant single points of failure, linkages also create a physical barrier that limits vehicle access for maintenance activities, such as panel cleaning and vegetation management, thus increasing operating costs and reducing power production.

•

Lack of future upgradability. Most trackers are designed with a fixed set of features and capabilities at the time of their installation. As a result, future software and mechanical upgrades are unavailable or cost prohibitive, in large part due to limited control systems and connectivity capabilities in existing solutions.

We believe that our solution addresses these limitations and provides tremendous benefits to our customers and end users.

Our solution

We provide intelligent, integrated solar tracker and software solutions that use an innovative design approach to enable new capabilities and to expand the viability of trackers across a broader range of topographical and climate conditions.

Tracking solutions portfolio

NX Horizon is our flagship solar tracking solution. NX Horizon’s smart solar tracker system delivers what we believe to be an attractive LCOE and has been deployed more than any other tracker as of December 31, 2021. Based on our internal analysis, experience and customer feedback, we believe we generally have an LCOE advantage compared to legacy linked row trackers and, depending upon terrain, climate, location and other factors, we believe this LCOE advantage can be as high as 9%. NX Horizon’s system mounts a single line of panels along a tracker row. NX Horizon’s reliable self-powered motor and control system, balanced mechanical design and independent-row architecture provide project design flexibility while lowering operations and maintenance costs. With its self-aligning module rails and vibration-proof fasteners, NX Horizon can be easily and rapidly installed. The self-powered, decentralized architecture allows each row to be commissioned in advance of site power and is designed to withstand high winds and other adverse weather conditions.

NX Gemini is our two-in-portrait (“2P”) format tracker which holds two rows of solar panels along the central support beam. Ideally suited for sites with challenging soils, high winds and irregular boundaries, NX Gemini features a distributed drive system for robust stability in extreme weather, eliminating the need for dampers and minimizing energy required to stow panels in a safe position during inclement weather.

In March 2022, we launched NX Horizon-XTR, our terrain-following tracker designed to expand the addressable market for trackers on sites with sloped, uneven and challenging terrain. NX Horizon-XTR conforms to the natural terrain of the site, reducing or eliminating cut-and-fill earthworks and reducing foundation lengths. These benefits help accelerate construction schedules and make trackers more economically and environmentally viable on difficult sites.

NX Horizon combines several key features that improve performance, reliability and operability compared to competing designs.

•

Independent rows.    Over the last decade, the substantial decrease in the cost of electric motors and control systems helped accelerate the adoption of independent row tracking systems over linked-row architectures. In addition to the ability to rotate each row individually, independent rows provide many benefits such as increased redundancy and therefore lower risk of single points of component failure, site layout flexibility including reduced grading requirements, ease of installation, and ease of maintenance and operations, including unrestricted vehicle access.

•

Mechanically-balanced rows.    Our patented mechanically-balancing rows have several benefits, including greater range of motion, less energy required to rotate the panels than competing products and reduced component wear and tear. Mechanical balancing also enables greater elevation of solar panels above a central support beam (torque tube), significantly improving energy production in bifacial applications by allowing more reflected light to reach the back side of the panel. Bifacial panels capture sunlight on both their front and back sides and are increasingly adopted in utility-scale projects.

•

Self-powered.    Our tracker design includes the placement of a small solar panel on each row that powers the trackers, eliminating the need for more expensive AC power. Self-powered trackers can also accelerate plant commissioning by weeks or months by eliminating the need to wait for onsite power installation. In addition, our self-powered controller also enables advanced software capabilities by collecting and distributing real-time sensor data.

•

Terrain following capability.    Unlike typical designs that constrain tracker rows to a plane, Nextracker’s NX Horizon-XTR tracker variant conforms to a site’s natural terrain undulations. This design eliminates or reduces the cost and impact of cut-and-fill earthworks, reduces foundation material, eases permitting and accelerates project construction schedules. NX Horizon-XTR’s ability to significantly reduce earthwork allows many otherwise infeasible sites to become economically viable for solar trackers. Less earthwork lowers upfront costs and improves scheduling while mitigating environmental impacts to topsoil, native vegetation, and natural drainage features.

•

Embedded sensors and connectivity.    Our embedded sensors and wireless mesh network with real-time connectivity enable visibility and system monitoring of critical components, and remote maintenance, upgrades, and future software enhancements if separately purchased by the customer.

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Operations and maintenance efficiency.    Our highly engineered fasteners replace standard nuts and bolts. Our fasteners increase long-term reliability and eliminate the need for periodic inspection and maintenance required by systems held together with nuts and bolts. Our fasteners also provide code-compliant, integrated, self-grounding functionality, which eliminates the need for additional components or wiring for grounding requirements.

•

Sealed, elevated drive system.    All our trackers have sealed gears, motors and controllers, which are typically elevated three or more feet above the ground, protecting the system against dust, flooding and ground accumulations of snow and ice.

Software solutions portfolio

We offer a number of software solutions to optimize the performance and capabilities of our tracking solutions. Our software is licensed on a separate basis and integrated with our tracker products, leveraging the embedded sensors, communication and control capabilities in these solutions. When we develop new software features, we can provide these capabilities to both our customers’ existing installed fleet as well as new projects. Through software innovation, we have been able to improve energy yields and operability over time, providing differentiated benefits to our customers.

TrueCapture is our flagship software offering, which as of September 30, 2022 has been installed on approximately 186 projects and is under contract for approximately 38 additional projects. As of December 31, 2022, TrueCapture has been installed on approximately 192 projects, an increase of 181 installed projects from 11 installed projects as of March 31, 2019, and is under contract for approximately 52 additional projects as of December 31, 2022. TrueCapture is an intelligent, self-adjusting tracker control system that uses machine learning to increase typical solar power plant energy yield between 1-2.2% for the majority of projects. While linked row tracking systems angle all rows in an identical direction facing the sun, TrueCapture boosts solar power plant production by continuously optimizing the position of each individual tracker row in response to site features such as varying topography and changing weather conditions.

TrueCapture utilizes a suite of advanced software techniques to predict and optimize the energy yield of our systems on an ongoing basis throughout the life of the system. Sophisticated digital twin modeling techniques generate a digital model of the site and array and tracker geometry. This is combined with weather forecast data and processed through a high-fidelity simulation engine to predict how much additional energy can be captured via TrueCapture row-to-row shade avoidance and diffuse light tracking.

Row-to-row shade avoidance

TrueCapture automatically adjusts tracker positions on a row-by-row basis to reduce shading from adjacent tracker rows caused by uneven terrain and construction variances. Such adjacent-row shading frequently occurs in the early morning or late afternoon when the sun is low in the horizon. Incremental late afternoon energy production is particularly valuable in that it helps tracking systems better match utility-load profiles as electricity demand typically rises during these hours. Optimized row-to-row shade avoidance is only possible with independent-row architectures with dedicated control electronics on each row. TrueCapture row-to-row shade avoidance operation integrates data from on-site sensors and other data sources into our machine learning algorithms and then leverages the independent row tracker and controls architecture to create customized tracking algorithms for each row to optimize energy yield. This method calculates shading on each row of the array for every hour of the year, contrasting with other approaches that ‘de-tune’ the entire array based on a one-time shading measurement, resulting in only partial energy recovery.

Diffuse light tracking

TrueCapture diffuse light tracking technology increases energy yield in overcast, cloudy or hazy conditions. In such diffuse, indirect lighting conditions, energy production is optimized by enabling solar panels to capture a wider “view-angle” of the sky rather than pointing directly at the sun. TrueCapture automatically moves specific rows into a flat, horizontal position if doing so optimizes energy production in diffuse light conditions. Standard tracking algorithms fail to adjust for this, resulting in lost energy. On-site irradiance sensor data is integrated with other weather data and processed via our machine learning algorithms to determine and dispatch optimal tracking angles to each tracker row on a continual basis.

TrueCapture’s row-to-row shade avoidance and diffuse light tracking modes operate concurrently to produce complementary yield gains.

NX NavigatorTM, which is typically bundled for no additional fee with TrueCapture, enables solar power plant owners and operators to monitor, control and protect their solar projects. An intuitive dashboard helps plant managers to precisely visualize real-time operational data at the site, subfield and individual tracker level. This graphical user interface allows operators to track key parameters, instantly locate specific tracker equipment on a digital sitemap, and identify and schedule maintenance repairs. In addition, NX Navigator’s risk mitigation features include Hurricane/Typhoon Stow and Hail Stow modes, both of which quickly command solar panels to rotate to safe positions in response to inclement weather that might otherwise cause significant damage to solar panels. Hail Stow increases the survivability of solar panels to over 99% in lab testing. Snow Shed is an additional control feature that enables solar panels to generate more energy during snowstorms by periodically rotating panels to shed excess snow buildup and quickly resume normal tracking.

Benefits of our solution

We approach tracking with a holistic and forward-thinking view toward increasing solar power plant energy production levels and decreasing operating and maintenance costs. Our trackers provide high levels of performance and operability and improve over time through our separately licensed software solutions. We see trackers as not only a physical mounting and rotating platform for solar panels, but also as a nexus of intelligent control and optimization for the entire solar plant. Our innovative approach provides the following significant competitive advantages:

•

Next-generation architecture.    Our self-balancing, independent-row architecture provides many performance and cost advantages, including improved reliability, easier access for maintenance vehicles, a wide rotational range and the ability to optimize the tracker angle on a row-by-row basis for increased energy production. Unlike some linked-row designs, our key drive components are located well above ground to reduce risk from flooding and ground accumulations of snow and ice.

•

Advanced software and sensor capabilities.    We optimize performance and operability through hardware and software integration, validated by rigorous testing and field-based measurement and verification. Our software solutions interface with our network of data-mining sensors dispersed throughout the solar plant and enable operators to optimize performance for various shading and lighting conditions and efficiently manage the solar plant at scale.

•

Ease of deployment.    Our solutions are designed to enhance system configuration and planning for customers, reduce costs associated with grading, earthworks, anchoring, deployment and other installation, and reduce time to deploy and operationalize. Our trackers are self-powered, reducing ongoing system reliance on more costly AC power and allowing newly-constructed plants to begin generating solar power weeks or months sooner than tracking solutions that require external power to operate.

•

Ease of operation.    Our architecture, sensors and software are designed to reduce operating costs, optimize uptime and mitigate risks such as potential damage from severe weather. Independent-row architecture reduces the cost of cleaning, vegetation management and inspection operations by providing significantly easier vehicle movement along rows. Embedded sensors provide terabytes of data that deliver individual row level insights to drive operational benefits for our customers.

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Future upgradability.    We take an innovative approach to ‘future proofing’ the optimization of our trackers over time, enabling the release of improved features and capabilities to both legacy and new solar projects via future software enhancements to our separately sold software solutions.

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Severe weather protection.    Our systems combine multiple approaches to reduce risk of damage while maintaining as much energy production as feasible in severe weather conditions. Our trackers use wind stowing methods and dampening based on research on dynamic wind force mitigation, increasing protection against high winds while seeking to minimize energy production impacts. Our software also provides rapid stowing modes to reduce risk of damage from hail and a feature that automatically puts the panels into stow position shortly after a loss of utility power.

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Superior production for bifacial solar panels.    Our tracker platforms are designed to optimize production from bifacial solar panels. Bifacial panels capture sunlight on both their front and back sides and are increasingly adopted in utility-scale projects. Our architecture is designed to mitigate obstructions that can block reflected light from reaching the back side of the panels.

Our key strengths

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Global leader in the solar tracking industry.    We are the global leader in the solar tracking industry based on GW shipped and have been for the last seven consecutive years from 2015 to 2021. As of September 30,

2022, we have cumulatively shipped approximately 70 GW of solar tracker systems since our inception in 2013, which we believe to be the most in our industry’s 30 year history. We have over 200 active customers across more than 30 countries, including all of the top 10 EPCs in the U.S. early in the adoption curve of solar tracking solutions. We expect these markets to increasingly shift to solar tracking and away from fixed-tilt systems over time, providing additional tailwinds for the solar tracking industry.

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Culture and track record of innovation.    We have an exceptional culture focused on driving thought leadership and innovation within our industry over many years. We pioneered what we believe to be today’s leading generation of tracker solutions, including many “industry first” innovations, such as self-powering and self-grounding capabilities, and associated software offerings. Our innovation capabilities have driven improvements in our products over time, as seen through the leading energy capture performance of our trackers. Our software offerings continue to optimize our trackers, driving energy yield, cost reductions and increased resilience in variable environments where our customers operate.

•

Proven solutions with a long track record of performance and reliability.    We have an established track record of delivering what we believe to be the highest performing trackers for solar energy projects in markets around the world, which is especially critical for a product with an expected 35+ year lifetime. We consistently receive positive customer feedback regarding the quality and reliability of our products, including proven enhancements in energy yield and operating costs.

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Strategic, value-driven relationships throughout the customer value chain.    We have developed long-term, entrenched strategic relationships throughout the value chain with leading developers, EPCs, owners and operators of solar projects. These relationships differentiate our go-to-market engine, enabling us to serve as strategic advisors to each of these stakeholders in a solar project. These relationships also provide valuable customer feedback that helps guide our ongoing innovation.

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Differentiated, robust intellectual property portfolio.    We have a large portfolio of intellectual property protecting both our hardware and software products. We have 70 issued U.S. patents, 100 granted non-U.S. patents and 197 U.S. and non-U.S. patent applications pending, including provisional patent applications pending in the U.S. and pending Patent Cooperation Treaty applications across our product portfolio as of September 30, 2022. We have 43 issued U.S. patents and 30 U.S. and PCT patent applications pending on our core tracking mechanical structures such as our balanced system and tracker frames, and 21 issued U.S. patents and 25 U.S. and PCT patent applications pending on our yield-improving technologies, including adaptive control methods utilized through TrueCapture as of September 30, 2022.

•

Visionary, founder-led management team.    Our founders and management team pioneered tracking technology and are the driving force behind our vision, mission and innovation. Key members of our management team have an average of 20 years of experience in the solar industry. Our highly-talented leadership team enables us to develop innovative products, build long-term partnerships across the solar value chain and foster our mission-driven culture.

Our growth strategies

We intend to drive the growth of our business primarily through the following strategies:

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Maintain clear leadership position in sophisticated and growing U.S. market.    We are the U.S. leader in the solar tracking industry based on GW shipped. The U.S. solar market for installations larger than 5 MW, most of which correspond to the utility-scale segment, is projected to grow at a 19% compound annual growth rate over the next 9 years.[37]

[37]	Wood Mackenzie, December 2022.

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Expand in rapidly growing and maturing international markets.    We have a strong presence in the Australia, Latin America, the Middle East and Africa markets, which have demonstrated significant growth over the past five years.[38] We believe there is an opportunity both to grow with existing customers and acquire new customers as these markets mature and increasingly prioritize technological capabilities and energy yield. Several emerging markets, such as the Middle East, Africa and Southeast Asia, are early in the adoption curve of solar tracking solutions. We expect these markets to increasingly shift to solar tracking and away from fixed-tilt systems over time, providing additional tailwinds for the solar tracking industry.

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Leverage our cutting-edge technological expertise to expand the existing addressable market.    With solar projects increasingly built in geographies with challenging weather or topography, the need for technology innovation is critical to further growth. NX Horizon-XTR illustrates our efforts to enable our customers to achieve competitive economics in these site conditions, thereby expanding our total addressable market (“TAM”).

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Expand our product offerings and capitalize on our large installed base.    Our flagship software offering, TrueCapture, increases typical solar power plant energy yield between 1-2.2% for the majority of projects. In addition, based on our internal analysis, we believe this offering creates some gains outside of this range, including up to 6% depending on site topography, construction variances, project design, and weather conditions. In addition to making us more competitive with new customers and projects, we can cross-sell this and other software offerings to our pre-existing customer base which built solar plants prior to our software coming to market. We have shipped approximately 70 GW of tracker systems as of September 30, 2022, of which approximately 30% utilize TrueCapture technology. Legacy systems which have not incorporated TrueCapture represents another embedded growth opportunity.

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Pursue selective and accretive acquisitions to complement our existing platform.    We will continue to evaluate opportunities to make acquisitions that expand our portfolio and provide more value for customers. Our management team has experience successfully integrating acquisitions, including the machine learning software company BrightBox Technologies and the intellectual property assets of Optimum Tracker.

Our market opportunity

Trackers are the fastest-growing utility-scale mounting system across the world, with the percentage of ground-mounted solar installations (in GW) utilizing trackers growing from 23% in 2015 to a projected 49% in 2022 globally (and was over 80% in 2022 in mature markets such as the United States and Australia), according to Wood Mackenzie.39 In addition, the most recent tracker-specific forecasts from Wood Mackenzie estimate a $4.6 billion market for trackers in 2022, the third consecutive year in which the annual market value of trackers would exceed that of fixed-tilt systems for the ground-mounted market.40 We believe that the global demand for trackers is growing faster than the overall demand for mounting systems because solar energy projects that use trackers generate significantly more ROI than projects that do not. According to Wood Mackenzie, the global tracker market is expected to be a $71 billion cumulative opportunity from 2020 to 2030, representing approximately 682 GW of solar installed over that time period.41

Customers

Our large and diversified customer base consists of over 200 active customers across more than 30 countries. Customers and owners of our products include many of the largest and most successful companies in the industry. Our EPC customers often build multiple projects at a time for their customers and purchasing

[38]	Wood Mackenzie, December 2022.
[39]	Wood Mackenzie, December 2022. Global total addressable market excludes China.
[40]	Ibid.
[41]	Ibid.

decisions are typically made on a per-project basis. A small number of customers deploy our products for ground-mounted distributed generation projects such as powering the customers’ buildings or facilities. For the fiscal year 2022, we derived 62% of our revenue from projects in the U.S. and 38% from projects in international markets.

Sales and marketing

Our sales and marketing strategy is focused on building long-term relationships with key parties involved in developing, building, owning and maintaining utility-scale solar projects. We educate those parties on the benefits of our solutions, including increased energy yield performance, superior constructability, reliability, ease of maintenance, and advanced software and sensor capabilities compared to competing products. We leverage a variety of techniques to build awareness of and communicate our value propositions, including comprehensive digital marketing campaigns, independent studies, white papers, training programs, thought leadership seminars and participation in industry conferences and events. We sell systems both on an individual project basis and through long-term master supply agreements.

Our collaborative, full-project-lifecycle approach to selling involves working closely with developers, independent engineers, EPCs and their subcontractors, project owners, and operations and maintenance providers. We work collaboratively with customers and stakeholders as a strategic partner through all stages of the project lifecycle to ensure success, including collaborating on site design/layout, wind studies, geotechnical analysis and value engineering. Once the sale is completed, our project management teams continue engaging with the customer through installation and commissioning phases to ensure smooth delivery and project execution. Our asset management team then provides ongoing technical and general customer support for the life of the project, offering system monitoring, training programs, spare parts management and other maintenance services. This approach creates a broad array of touchpoints with the customer organization, strengthening loyalty in the relationship that drives repeat business and entry into new markets with the customer. For the year ended March 31, 2022, 80% of our revenue was generated from existing customers.

We have regional sales leaders based in each market that are supported by local project engineering teams and other specialists to help customers evaluate our solutions and optimize system designs in the context of local market characteristics. Due to the critical role of trackers in utility-scale power plants, tracker procurement is based on a complex set of buying criteria with input often coming from multiple stakeholders. As a result, we frequently engage with multiple parties in the sales process including the direct purchaser, such as a developer or EPC, and other stakeholders, such as the long-term plant owner. We believe our comprehensive go-to-market approach throughout the project lifecycle creates stickiness and loyalty in all stakeholder relationships, which can be carried forward as customers expand into new markets.

Our globally diversified operational footprint places sales, engineering and key product and project support functions in close proximity to major tracker markets around the world. This enables us to ensure customer success throughout the project lifecycle, from sales and project design engineering leveraging local expertise to optimize system designs for regional requirements, through deployment and commercial operation. We are well-positioned to provide timely commercial and technical support with personnel in the local time zone and within short travel distances to customer and project sites.

In the United States, we maintain dedicated sales staff in California and Tennessee, providing coverage across an expansive geographic market. Our international sales representatives are located in Spain (Madrid and Seville), Australia (Manly), Mexico (Mexico City), India (Hyderabad), Dubai, Brazil (São Paulo) and Singapore. Sales employees in Madrid, Manly, Mexico, Hyderabad and Brazil are supplemented by regional project engineering and project management staff with significant local expertise. These regional teams leverage deep understanding of local jurisdictions, regulations, language and culture, and location-specific installation considerations of each project to foster customer success. Several international offices complement our U.S. headquarters with supply chain, operations and R&D support. Our Hyderabad, India office has approximately 140 employees across sales, engineering, project management and corporate support functions. This office serves not only as a regional hub to support deployments in South Asia and the emerging Middle East and Africa markets, but also as an independent R&D center that conducts parallel technology development alongside our U.S. headquarters, accelerating time to market for new features and products.

Research and development

We commit significant resources to our research and development efforts in order to maintain and extend our differentiated technology and innovation leadership and to enhance value for our customers. We believe that since our inception, we have developed and commercialized the most advanced solar tracking hardware and associated software systems adopted by the global utility-scale solar industry. Our engineering team embraces customer feedback as part of its design processes, with numerous product enhancements resulting from direct customer engagement and collaboration.

We operate state of the art product testing facilities to conduct functional and reliability testing for both individual components and complete system architectures. Approximately 7,800 square feet of laboratory space is dedicated to rapid prototyping and mechanical, electrical and environmental analysis of our products. Our “Center of Solar Excellence” is located adjacent to our Fremont, California headquarters. This 6-acre outdoor facility serves as a collaborative technology showcase and research facility, enabling our engineering teams and technology partners to develop, test and commercialize proprietary technologies in a real-world power plant setting. This facility is co-located with our core engineering personnel and allows us to accelerate time-to-market for new products.

We also sponsor an internal program, NX Accelerator, to incubate new product concepts with a dedicated team focused on next generation technologies. This team explores a variety of ideas for potential adoption by our core business. NX Accelerator has considered concepts such as plant-level software and control solutions, modular power plant and microgrid platforms, and intelligent integration of power plant components and systems.

We believe we lead the industry in R&D related to severe weather protection and have pioneered work in dynamic wind force analysis in collaboration with leading engineering firms. Our groundbreaking wind-tunnel studies led to the characterization of phenomena such as vortex shedding and influenced tracker wind-protection strategies throughout the industry. Similarly, to understand hail damage risk, we worked with third party labs to develop optimized protection strategies which ultimately informed our NX Navigator tool. We have a team with significant experience in the solar tracking industry from a number of engineering fields, including electrical, civil and mechanical. As of September 30, 2022, we employed 137 engineers, including our software development team which consisted of 15 employees.

Our research and development efforts extend beyond the tracker and include initiatives related to the integration of other power plant components to reduce costs and improve performance, availability and dispatchability. The team has successfully extended our core technologies to offer superior integration with energy storage systems as they become prevalent.

Intellectual property

The success of our business depends, in part, on our ability to maintain and protect our proprietary technologies, information, processes and know-how. As of September 30, 2022, we had 70 issued U.S. patents, 100 granted non-U.S. patents and 197 U.S. and non-U.S. patent applications pending, including provisional patent applications pending in the U.S. and pending Patent Cooperation Treaty applications across our product portfolio. Our U.S. issued patents are scheduled to expire between 2032 and 2039. Our patents cover the broad range of our solutions including mounting, assemblies, software, methods and solar tracker-related technologies.

In addition to patent protections, we rely on trade secret laws in the U.S. and similar laws in other countries to safeguard our interests with respect to proprietary know-how that is not patentable and processes for which patents are difficult to enforce.

We also use confidentiality agreements and other contractual arrangements to protect our intellectual property. Our policy is for our employees to enter into confidentiality and proprietary information agreements to address intellectual property protection issues and to assign to us all of the inventions, designs and technologies they develop during the course of employment with us. We also require our customers and business partners to enter into confidentiality agreements before we disclose any sensitive aspects of our technology or business plans. We may not have entered into such agreements with all applicable personnel, customers and partners, and, in the case of proprietary information agreements, such agreements may require additional documentation to assign of any proprietary information to us. Moreover, such individuals or entities could breach the terms of such agreements.

Government incentives

Federal, state, local and foreign government bodies provide incentives to owners, end users, distributors and manufacturers of solar energy systems to promote solar electricity in the form of tax credits, rebates and other financial incentives. The range and duration of these incentives varies widely by geographic market. The market for grid-connected applications, where solar power is sold into organized electric markets or under power purchase agreements, often depends in large part on the availability and size of these government subsidies and economic incentives.

United States federal incentives

Historically, the most significant incentive program to our business has been the ITC for solar energy projects. The ITC allows a taxpayer to offset its federal income tax liability by a percentage of its eligible cost basis in a solar energy system put to commercial use. Prior to enactment of the IRA, the value of the tax credit varied depending on the year in which construction was deemed to begin under rules set forth in various guidance issued by the IRS. Under this regime, solar projects on which construction began by the end of 2022 qualified for a tax credit equal to 26% of the project’s eligible cost basis. The credit reduced to 22% for projects on which construction began in 2023. The credit further reduced to a permanent 10% level for projects on which construction began in 2024 or later. Solar projects on which construction began before 2024, but were not placed in service until 2026 or later, were also limited to the 10% credit. The IRA made significant changes to the incentives available to solar energy projects. As a result of changes made by the IRA, United States taxpayers generally will be entitled to a 30% ITC for projects placed in service after 2021, increased to 40% if certain “domestic content” requirements are satisfied, subject, in each case, to an 80% reduction if certain wage and apprenticeship requirements are not satisfied or deemed satisfied (either because the project has a net output of less than 1 megawatt or because construction begins before January 29, 2023, the date that is 60 days after the IRS released guidance relating to the prevailing wage and apprenticeship requirements). Generally speaking, to meet the domestic content requirements a qualified facility must show that the project incorporates domestically sourced iron, steel, and manufactured products. In addition, certain other incremental credits are potentially available for facilities located in “energy communities” or “low income communities” or that are part of “low-income benefit projects” or “low-income residential building projects”.

United States taxpayers will generally also be allowed to elect to receive a production tax credit (“PTC”) in lieu of the ITC for qualified solar facilities the construction of which begins before January 1, 2025 that are placed in service after 2021. The PTC is available for electricity produced and sold to unrelated persons in the ten years following a project’s placement in service and is equal to an inflation-adjusted amount (currently 2.6 cents per kilowatt hour, assuming the prevailing wage requirements described above are satisfied or deemed satisfied, reduced by 80% if those requirements are not satisfied) for every kilowatt-hour of electricity produced by a facility. The available credit amount is increased by 10% if the domestic content requirements described above are satisfied. Certain additional incremental PTCs are also available similar to the incremental ITCs described above. In the case of projects placed in service after 2024, each of the ITC and PTC will be replaced by similar “technology neutral” tax credit incentives that mimic the ITC and PTC but also require that projects satisfy a “zero greenhouse gas emissions” standard (which solar does) in order to qualify for the credits. This new credit regime will continue to apply to projects that begin construction prior to the end of 2033 (and possibly later), at which point the credits will become subject to a phase-out schedule.

In addition, the IRA added Section 45X to the Code, which generally provides tax credits to manufacturers of eligible solar energy components produced and sold in the U.S. In addition to solar cells, panels, inverters, batteries and other solar energy components, such tax credits are available for U.S. manufacturing of certain tracker components – specifically, torque tubes and fasteners. The Section 45X tax credits are available through the end of calendar year 2032 for manufacturers of eligible components that are produced in the United States and sold to an unrelated party after 2022. The amount of the Section 45X credit varies depending on the eligible component. In the case of torque tubes and structural fasteners, the credit amount is equal to 87 cents per kilogram and $2.28 per kilogram, respectively, through the end of 2029. The credit amount will be reduced by 25% of these amounts in each of calendar years 2030, 2031 and 2032. We expect our eligible U.S. manufacturing suppliers to avail themselves of the Section 45X tax credits and we will seek to apportion some of these economic benefits into our cost of acquiring torque tubes and fasteners.

The federal government also currently permits accelerated depreciation by the owner, and in some cases “bonus” depreciation (e.g., 100% in the case of property placed in service during 2022; 80% in the case of property placed in service during 2023), for certain equipment it purchases, including solar energy systems.

State and local incentives

Many U.S. states have adopted procurement requirements for renewable energy production and/or a renewable portfolio standard that requires regulated utilities to procure a specified percentage of total electricity delivered to customers in the state from eligible renewable energy sources, including utility-scale solar power generation facilities, by a specified date.

Some states also offer incentives for distributed generation solar projects, such as a corporate investment or production tax credit for renewable energy facilities. Additionally, many states and local jurisdictions have established property tax incentives for renewable energy facilities that include exemptions, exclusions, abatements and credits.

International incentives

The international markets in which we operate or may operate in the future may have in place policies to promote renewable energy, including solar. These mechanisms vary from country to country. In seeking to achieve growth internationally, we may make investments that, to some extent, rely on governmental incentives in international jurisdictions.

Manufacturing

We utilize a ‘capex-light’ manufacturing model, in which most components, including steel parts, are produced by outside qualified vendors through contract manufacturing arrangements. As of September 30, 2022, total global manufacturing capacity was approximately 850 MW per week, supporting up to approximately 40 GW of annual shipments. By outsourcing most of our product manufacturing, we achieved this global capacity with close to no capital investment. Our parent company Flex manufactures our self-powered controller and network control unit components.

As of September 30, 2022, we had more than 65 qualified suppliers located in 19 countries across five continents. This supply chain diversity reflects unique strategies for each of our key global customer markets, optimizing landed costs and lowering risk.

For the U.S. market, in 2019 following the introduction of tariffs by the U.S. government on imports of Chinese steel and certain solar equipment, we shifted our supply chain to U.S. and other non-China vendors where possible, supplementing capacity with neighboring countries and countries with favorable commercial relationships with the U.S. In some other countries, we developed locally sourced components in order to meet regulatory or customer requirements.

In 2021 and 2022, we further expanded our U.S. supply chain vendor relationships in response to ongoing global logistics and shipping challenges and in anticipation of possible U.S. federal legislation incentivizing domestic manufacturing. The Inflation Reduction Act of 2022 implemented such incentives by, among other things, providing manufacturing tax credits for producing and selling certain tracker components (torque tubes and fasteners) in the U.S., and providing an enhanced ITC for solar projects that meet domestic content requirements. See the section entitled “Business—Government Incentives—United States federal incentives.”

Our U.S. supply chain approach has been to secure raw material supply commitments with steel mills located in various regions of the U.S. The raw material is transferred directly to manufacturing suppliers, also known as fabricators, with whom we have established contract manufacturing agreements to produce finished tracker parts such as torque tubes. We currently have contracts with more than 10 US fabricators to provide us with a total annual capacity of 25GW. A majority of such fabricators are providing manufacturing services exclusively to Nextracker. We have prioritized geographic location as a key criterion for U.S. fabricator selection, resulting in a regionally distributed network of manufacturing facilities that are often co-located with or near steel mills. This minimizes material handling costs between production steps while reducing transportation costs and delivery times to regional customer project sites.

We believe that, as a result of our investment in developing local content solutions, we are well positioned to respond rapidly and efficiently to changing tariffs and other trade policies, and government incentives and requirements. Diversifying our manufacturing suppliers, and increasing the amount of steel and steel components we source from the U.S., has also mitigated factory-level and country-level sourcing risks due to supply chain disruptions beyond our control, such as historic increases in logistics and shipping costs in recent years and COVID-19 related shutdowns.

Monitoring and control of our global supply chain is accomplished through our internal enterprise resource planning (“ERP”) system. Additionally, we have invested in solutions to further enhance real-time tracking through business systems and business intelligence tools providing visibility into all supply chain key performance indicators and enabling immediate response in case of any deviations. Along with these systems, we also have a dedicated team focused on environmental, trade compliance and other external risks, supporting a pro-active approach to planning for potential risks and developing strategies to mitigate them. We utilize a rigorous internal demand forecasting process to ensure sound decisions around capacity development and supplier diversification over the appropriate time horizons. Our regular suppliers have entered into a “Global Business Agreement” with us, providing contractual parameters to right-size their inventory of finished and semi-finished goods and facilitating on-time deliveries to us.

To reduce material movement and inventory, we prioritize drop-shipping all components manufactured by our vendors directly to customer sites. This allows us to minimize warehousing of finished goods inventories, which are used mainly for contingency purposes and warranty replacements. We lease approximately 11,000 square feet of warehouse space across three facilities in California and Tennessee.

Competition

Our solutions are specialized products that are specific to the solar industry. The expertise required to design trackers and customers’ reluctance to purchase products from new entrants with a limited history has resulted in a bifurcation of providers based on their track record with major customers. Our principal competitors are Arctech Solar, Array Technologies (including its recently acquired business STi Norland), FTC Solar, PV Hardware and Soltec. We also compete with smaller market participants in various geographies. From time to time, we compete indirectly with manufacturers of fixed-tilt systems in certain emerging markets.

We believe the principal factors that drive competition between vendors in the market include:

•	established track record of product performance;
•	system energy yield;
•	software capabilities;
•	product features;
•	total cost of ownership and return on investment;
•	reliability;
•	customer support;
•	product warranty terms;
•	services;
•	supply chain and logistics capabilities; and
•	financial strength and stability.

Human capital

As of September 30, 2022, we had approximately 477 full-time employees and an additional 73 full-time Flex employees who currently provide services to us and will become Nextracker employees in connection with the Transactions. To the extent that the transfer of these Flex employees to us is not complete by the consummation of this offering, the services of these employees are provided to us by Flex under the Employee Matters Agreement until such time as the legal transfer can be completed. Our employees (giving effect to the transfer of employees to us from Flex) span eight offices globally, including 81 employees in research and development. We frequently hire sales, engineering, operational and corporate support staff in countries outside the U.S. in order to better and more efficiently support our regional customers’ solar projects and supply chain activities. As of September 30, 2022, and after giving effect to the Transactions and the transfer of the Flex employees to us, approximately 56% of our employees are based in the U.S., approximately 28% of our employees are based in India and the remainder of our employees are based in other international offices. To a lesser extent, we also use contract workers retained through third-party agencies.

Development and engagement

Ongoing engagement and professional growth for employees is critical to our success, and we help foster this growth through educational opportunities, dynamic work assignments and leadership development. We provide instructor-led classes, online learning and on-the-job training, covering topics including managerial and leadership development, diversity, equity and inclusion as well as other job related training and courses. In addition, we provide tuition reimbursement for job-related courses, pursuit of related degrees, seminars and other professional development opportunities. Our employees manage their career progression through annual performance appraisals. Managers are empowered to facilitate this growth through regular check-ins and feedback sessions with their direct reports.

We encourage our employees to engage with leadership and provide feedback on how we are doing and how we can better meet their needs. In addition to engagement activities such as town halls and all-hands meetings, we survey employees annually to evaluate the employee experience.

Diversity, equity and inclusion

We strive to instill a culture of embracing global perspectives, difference of thought and inclusiveness. Our strength comes from the dedication, talent, experience and perspective of every employee in our operation. In order to foster an inclusive working environment around the world, we provide our employees with communications, discussion opportunities, as well as training and resources to enhance their awareness of diversity, equity and inclusion issues.

Wellness, health and safety

Providing a safe environment for our employees to thrive is one of our core values. We promote a “zero-injury” culture through health and safety management systems that implement a data-driven and risk-based approach in monitoring and reporting performance regularly.

We build awareness and share specific information about safety with employees around the world through a number of pathways. Safety First posters in our global locations emphasize specific actions to minimize injuries and illnesses. Our management sets the tone for our safety culture and reminds everyone of their shared responsibility to keep everyone safe.

The key to preventing injuries and illnesses is minimizing the risk within operations, which requires effective risk assessment and incident reporting and analysis processes. We have developed a common process providing consistent identification, evaluation and control of existing and potential workplace hazards. Our standardized incident analysis process enables us to determine root causes of injuries, implement effective corrective actions and prevent recurrence, and provides improved data analytics and lessons learned. In 2021, we had three recordable injuries with zero lost time.

Fair wages and benefits

Our total rewards packages are informed by company results, employee performance, as well as grade-level, job function and location. Compensation ranges are evaluated periodically to ensure our salary offerings are competitive with our industry peers.

We respect the right of our employees to have freedom of association. This includes the right to form or join trade unions or other worker organizations. According to the labor law in the country, all of our employees in Spain and all employees working on behalf of Nextracker through Flex in Brazil, which together represent less than 11% of our workforce as of September 30, 2022, are covered by a local collective bargaining agreement.

Our relationship with Flex

Nextracker Inc., a Delaware corporation, was formed on December 19, 2022 and is the issuer of the Class A common stock offered by this prospectus. Prior to this offering and the Transactions, all of our business operations have been conducted through the LLC (formerly known as NEXTracker Inc.) and its affiliates, and the owner of the LLC has been Flextronics International USA, Inc., a wholly owned subsidiary of Flex. On February 1, 2022, Flex sold the LLC Preferred Units representing a 16.70% limited liability company interest of the LLC to TPG resulting in TPG holding all of the outstanding LLC Preferred Units and subsidiaries of Flex holding all of the outstanding LLC Common Units.

In connection with the closing of this offering, we will complete the Transactions as described in “Our organizational structure.” As a result of the Transactions, Nextracker Inc. will be (a) a holding company, with its principal asset consisting of limited liability company interests of the LLC and (b) the managing member of the LLC and will operate and control all of the business and affairs of the LLC and its subsidiaries.    The remaining economic interest in the LLC will be owned by Flex, through its indirect ownership of LLC Units, and TPG, through its direct ownership of LLC Units. See the section entitled “Our organizational structure.”

After this offering, Flex will beneficially own 65.96% of the total outstanding shares of our capital stock (or 63.56% if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Accordingly, upon completion of this offering we will be a “controlled company” within the meaning of the rules of Nasdaq and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. See the sections entitled “Risk factors—Risks related to the Transactions and our relationship with Flex,” “Management—Controlled company exemption” and “Principal stockholders.”

Following the completion of the Transactions and this offering, we and Flex will operate separately, each as a public company. We have entered into a separation agreement with Flex, which is referred to in this prospectus as the “separation agreement.” In connection with the separation, we have or will also enter into various other agreements to effect the separation and provide a framework for our relationship with Flex after the separation, including a transition services agreement, an employee matters agreement, a merger agreement, a tax receivable agreement, a tax matters agreement and a registration rights agreement. These agreements provide for, among other things, the allocation between us and Flex of Flex’s employees, liabilities and obligations attributable to periods prior to, at and after our separation from Flex and will govern certain relationships between us and Flex after the separation. See the section entitled “Certain relationships and related party transactions—Agreements with Flex.”

Facilities

Our corporate headquarters are located in Fremont, California, USA and consist of approximately 44,000 square feet of leased office, laboratory and warehouse space which is used to accommodate office staff, research and development projects, machine shop work, tools repair, shipping and receiving. The adjacent Center for Solar Excellence, comprised of approximately 6 acres of leased land, is used for field testing, research and development, training and marketing purposes.

In addition, we lease an aggregate of approximately 34,000 square feet of office space and approximately 11,000 square feet of warehouse and tool storage space in the U.S. We also maintain office space in Australia, Chile, China, India, Mexico, Spain and the United Arab Emirates, some of which is provided to us by Flex under the transition services agreement.

We believe our facilities are in adequate condition and meet our current needs. We have the ability to add new facilities and expand our existing facilities as we continue to add employees and expand into new geographic markets.

Legal proceedings

From time to time, we may be involved in litigation relating to claims arising out of our operations and businesses that cover a wide range of matters, including, among others, intellectual property matters, contract and employment claims, personal injury claims, product liability claims and warranty claims. We establish an accrued liability for legal matters when those matters present loss contingencies that are both probable and estimable. Currently, there are no claims or proceedings against us that we believe will have a material adverse effect on our business, financial condition, results of operations or cash flows. However, the results of any current or future litigation cannot be predicted with certainty and, regardless of the outcome, we may incur significant costs and experience a diversion of management resources as a result of litigation.

Environmental laws and regulations

We are subject to a variety of environmental, health and safety (“EHS”) laws and regulations in the jurisdictions in which we operate and in which our products are distributed. We do not believe the costs of compliance with these laws and regulations will be material to the business or our operations. We use, handle, generate, store, discharge and dispose of hazardous materials, chemicals and wastes at some of our facilities in connection with our maintenance, research and product development, and testing activities. Any failure by us to control the use of, to remediate the presence of or to restrict adequately the discharge of such materials, chemicals or wastes, or to comply with EHS legal requirements applicable to product content, labeling, distribution or disposal, could subject us to potentially significant liabilities, clean-up costs, monetary damages and fines or suspensions in our business operations. In addition, some of our facilities could be located on properties with a history of use involving hazardous materials, chemicals and wastes and may be contaminated. Although we have not incurred, and do not currently anticipate, any material liabilities in connection with such contamination, we may be required to make expenditures for environmental remediation in the future.

Management

Our executive officers and board of directors

The following table sets forth certain information as of February 1, 2023 concerning the individuals who will serve as our executive officers and directors upon the completion of this offering.

Name	Age	Position(s) held
Daniel Shugar	59	Chief Executive Officer and Director
Howard Wenger	63	President
Bruce Ledesma	55	President, Strategy, Software & Administration
David Bennett	53	Chief Financial Officer
Nicholas (Marco) Miller	54	Chief Operating Officer
Léah Schlesinger	59	General Counsel, Chief Ethics and Compliance Officer and Secretary
Christian Bauwens	55	Director
Charles Boynton	54	Director
Jonathan Coslet	58	Director
Michael Hartung	55	Director
Paul Lundstrom	47	Director
Steven Mandel	35	Director
Scott Offer	58	Director
Willy Shih	71	Director
Rebecca Sidelinger	57	Director
William Watkins	70	Director

The following are brief biographies describing the backgrounds of our executive officers and directors:

Executive officers

Daniel Shugar will serve as our Chief Executive Officer upon the completion of this offering. Mr. Shugar founded Nextracker and has served as its Chief Executive Officer since July 2013. Mr. Shugar began his career in the solar industry in 1988 and has held senior leadership positions in multiple solar companies. Prior to Nextracker, he served as Chief Executive Officer of Solaria Corporation, a solar panel manufacturing company, from January 2010 to June 2013. Mr. Shugar was the President of Systems, a division of SunPower Corporation, a global solar panel manufacturer and construction company, from January 2007 to March 2009. From 1996 to 2007, he served as President of PowerLight Corporation, a commercial and utility-scale solar system integrator. From 1986 to 1995, Mr. Shugar held various positions in the solar businesses of New World Power, Inc., Advance Photovoltaic Systems and the Pacific Gas & Electric Company. Mr. Shugar holds a Bachelor of Science degree in Electrical and Electronics Engineering from Rensselear Polytechnic Institute and a Master of Business Administration from Golden Gate University. Mr. Shugar was selected to serve on our board of directors based on his role as Chief Executive Officer and his extensive management experience in the solar energy industry.

Howard Wenger will serve as our President upon the completion of this offering. Mr. Wenger has served as President of Nextracker since February 2022. Mr. Wenger began his solar career in 1984 and has held multiple leadership and board positions. Mr. Wenger served as President of Solaria Corporation, a solar panel manufacturing company, from May 2020 to October 2021, and as Board Director from September 2019 to November 2022. From 2007 to 2017, he held various executive officer roles at SunPower Corporation, a global solar panel and technology manufacturer and solar system provider, including President, Global Business Units, and for eight years serving as President and Chief Executive Officer of SunPower Corporation Systems, a wholly-owned subsidiary. From 2003 to 2007, Mr. Wenger served as Executive Vice President and Board

Director of PowerLight Corporation, a commercial and utility scale solar system integrator. From 1984 to 2003, Mr. Wenger held various solar management, engineering, and research positions at several companies, including AstroPower, Inc., Pacific Energy Group, PG&E, and Intersol Power Corporation. Mr. Wenger holds a Bachelor of Arts degree in Environmental Studies from the University of California, Santa Barbara, and a Master of Science degree in Civil Engineering from the University of Colorado, Boulder.

Bruce R. Ledesma will serve as our President, Strategy, Software and Administration upon the completion of this offering, a position he has held since March 2022. Mr. Ledesma previously served as President of Nextracker from May 2019 to February 2022. Mr. Ledesma previously served as Executive Vice President, Corporate Development of Solar Mosaic, Inc., a fintech company financing residential solar and home improvement projects, from May 2016 to May 2019, and as its Chief Operating Officer from July 2014 to May 2016. Mr. Ledesma was the co-founder of Roble Capital, LLC, a private investment fund, and served as its Chief Operating Officer from June 2013 to July 2014. He served as General Counsel and Corporate Secretary of SunPower Corporation, a global solar panel manufacturer and construction company, from January 2007 to March 2012. From 2005 to 2007, Mr. Ledesma served as General Counsel of PowerLight Corporation, a commercial and utility scale solar system integrator. From 1998 to 2004, Mr. Ledesma held various legal and executive positions with Barra, Inc., a software financial risk management company. From 1993 to 1998, Mr. Ledesma practiced as a corporate attorney for Latham & Watkins LLP. He holds a Bachelor of Arts degree in Economics from Stanford University and Juris Doctor degree from Harvard Law School.

David P. Bennett will serve as our Chief Financial Officer upon the completion of this offering. Mr. Bennett has served as Chief Financial Officer of Nextracker since June 2021. Prior to that, Mr. Bennett served as Principal Accounting Officer of Flex since July 2013 and has held positions of increasing responsibility since joining Flex in 2005, including Senior Vice President, Finance from 2014 to 2021, Vice President, Finance from 2009 to 2014 and Corporate Controller from 2011 to 2013. Prior to joining Flex, he was a Senior Manager at Deloitte and Touche LLP from 1992 to 2005. Mr. Bennett is a certified public accountant (inactive) in the State of Colorado and earned a Bachelor of Arts degree in Business and Administration with an emphasis in Accounting and Finance from the University of Colorado Boulder, Leeds School of Business.

Nicholas (Marco) Miller will serve as our Chief Operating Officer upon the completion of this offering. Mr. Miller is a co-founder of Nextracker and has served as its Chief Operating Officer since March 2021, its Senior Vice President, Global Operations from August 2017 to March 2021, and its Vice President of Operations from December 2013 to August 2017. From August 2011 to December 2013, he was the Senior Director of Customer Care at Solaria Corporation, a solar panel manufacturing company. He held senior management roles at SunPower Corporation, a global solar panel manufacturer and construction company, in Geneva, Switzerland from 2007 to 2011 where he managed all utility solar construction projects in the Europe, Middle East and Africa regions. Prior to that, Mr. Miller worked at PowerLight Corporation, a commercial and utility scale solar system integrator, from 2001 to 2006 where he held various project management roles in solar EPC construction. Mr. Miller holds a Bachelor of Arts degree in English from McGill University.

Léah Schlesinger will serve as our General Counsel, Chief Ethics and Compliance Officer and Secretary upon the completion of this offering. Ms. Schlesinger served as General Counsel of Nextracker since April 2019 and as Vice President, Corporate Legal of Flex from March 2015 to April 2022. Ms. Schlesinger has spent two decades advising global corporations and mid-size companies, with an emphasis on mergers and acquisitions, corporate governance and antitrust. Prior to joining Flex, Ms. Schlesinger was a Partner at Grant Law, a boutique law firm advising investors and entrepreneurs, from 2010 to 2012. From 2007 to 2009, Ms. Schlesinger was Counsel at Borden Ladner Gervais LLP in Toronto, in their Securities and Capital Markets group. From 1992 to 2001, Ms. Schlesinger practiced at Skadden, Arps, Slate, Meagher & Flom LLP, where she focused primarily on mergers and acquisitions. Prior to her legal career, Ms. Schlesinger was an Economist in the Macroeconomics group of Data Resources, Inc., an econometrics firm, from 1986 to 1989. Ms. Schlesinger holds a Bachelor of

Arts degree in Economics from the University of Chicago and a Juris Doctor degree from the University of Chicago Law School.

Non-employee directors

Christian Bauwens will serve as a director upon the completion of this offering. Mr. Bauwens has served as Senior Vice President and Treasurer, Head of GBS Finance of Flex, our parent company, since May 2012. Prior to joining Flex, Mr. Bauwens served as the Executive Vice President and Chief Financial Officer of Estrella International Energy Services, a service company providing solutions and technology to the oil, gas, mining and energy sector in Latin America, from August 2010 to August 2012. Earlier in his career, Mr. Bauwens served in positions of increasing responsibility at various companies, including Treasury Manager for Asia Pacific, Director Capital Market Risk Management for Europe, Director of Overseas Finance and Capital Planning, Treasurer for GM do Brazil, the largest subsidiary of General Motors, a multinational automotive manufacturing company, in South America; Chief Financial Officer for General Motors Argentina including responsibilities for Chile, Uruguay, Peru, Paraguay and Bolivia; and Treasurer for Nissan Motor North America and Nissan Motor Acceptance Corp. Mr. Bauwens received his Bachelor in Economics, a Degree in Political Science & International Relations and a Master of Arts in Economics and Finance, each from the Universite Catholique de Louvain, Belgium.

Mr. Bauwens was selected to serve on our board based on his extensive background in finance and extensive experience in the financial industry.

Charles Boynton will serve as a director upon the completion of this offering. From March 2019 to October 2022, Mr. Boynton served as the Executive Vice President and Chief Financial Officer of Plantronics Inc. also known as Poly, Inc., a global business and consumer audio and video communications company (acquired by HP Inc. in October 2022). Mr. Boynton previously served as Executive Vice President and Chief Financial Officer of SunPower Corporation, a global vertically integrated solar company, from March 2012 to May 2018, continuing as an Executive Vice President until July 2018, and as Vice President of Corporate Finance and Corporate Development from June 2010 to March 2012. Mr. Boynton served as the Chief Executive Officer and Chairman of the Board of 8point3 Energy Partners, an owner / operator of solar energy generation projects, from March 2015 to June 2018 (acquired by Capital Dynamics in July 2018). Mr. Boynton served as the Chief Financial Officer of ServiceSource International, Inc., a global outsourced, customer success and growth solutions company, from April 2008 to May 2010. From March 2004 to April 2008, Mr. Boynton served as the Chief Financial Officer at Intelliden, a software company (acquired by IBM in January 2010). Prior to that, Mr. Boynton held key financial positions at Commerce One, Inc., Kraft Foods, Inc. and Grant Thornton, LLP. Mr. Boynton was a certified public accountant, State of Illinois, and a Member FEI, Silicon Valley Chapter. Mr. Boynton received his Bachelor of Science in Accounting from Indiana University’s Kelley School of Business and his Master of Business Administration from Northwestern University’s Kellogg School of Management.

Mr. Boynton was selected to serve on our board based on his extensive background in financial reporting and accounting and his experience in the solar energy industry.

Jonathan Coslet will serve as a director upon the completion of this offering. Mr. Coslet currently serves as the Vice Chairman of TPG Global LLC (“TPG Global”), a global alternative asset firm, and has been with TPG Global since 1993. He previously served as TPG Global’s Chief Investment Officer from 2008 to 2020. During his tenure with TPG Global, Mr. Coslet also served on the boards of directors of several public and private companies, including IQVIA Holdings Inc., a pharmaceutical consulting and contract research organization, from 2003 to 2020, Life Time Group Holdings, Inc., a health, fitness and recreational sports company since 2015, Cushman & Wakefield plc, a leading global real estate services firm, since 2018, and TPG, Inc. since 2021. Mr. Coslet also serves on the Board of Directors of Stanford Lucile Packard Children’s Hospital, where he is Chairman, and the Stanford Institute for Economic Policy Research Advisory Board. He has also served on the Board of Trustees of the Menlo School, the Stanford Medicine Board of Fellows, the Harvard Business School Board of Dean’s

Advisors and the Federal Reserve Bank of San Francisco’s Economic Advisory Council. Mr. Coslet received his Bachelor of Science degree in Economics and Finance from the Wharton School of the University of Pennsylvania where he was Valedictorian, and his Master of Business Administration from Harvard Business School, where he was a Baker Scholar.

Mr. Coslet was selected to serve on our board based on his background in finance and extensive experience in advising and growing companies.

Michael Hartung will serve as a director upon completion of this offering. Mr. Hartung has served as President, Agility Solutions of Flex, our parent company, since April 2020. Prior to holding this position, Mr. Hartung served as Senior Vice President of Lifestyle at Flex since July 2013 and Vice President of Flex’s Capital Equipment market segment from October 2007 to July 2013. Before joining Flex in 2007, Mr. Hartung held positions of increasing responsibility at Solectron Corporation, an electronics manufacturing company for original equipment manufacturers, including his role as Vice President of the Computing & Storage business unit where he was directly responsible for sales, marketing, and account management functions. He holds a Bachelor of Arts in Economics from the University of California, Los Angeles.

Mr. Hartung was selected to serve on our board based on his extensive management experience and significant expertise in equipment manufacturing.

Paul Lundstrom will serve as a director upon completion of this offering. Mr. Lundstrom has served as Chief Financial Officer of Flex, our parent company, since September 2020. Previously, Mr. Lundstrom was Vice President and Chief Financial Officer of Aerojet Rocketdyne Holdings, Inc., a rocket, missile and energetics propulsion manufacturer, a position he had held since November 2016. Between 1997 and 2016, Mr. Lundstrom worked at United Technologies Corporation (now Raytheon Technologies Corporation), where he held several senior roles including Vice President of Investor Relations; Vice President and Chief Financial Officer, Building & Industrial Systems – North Asia; Vice President and Chief Financial Officer, Climate, Control & Security – Asia; and Vice President and Chief Financial Officer, Carrier Building Systems and Services. He holds a Bachelor of Science in Finance from Truman State University and a Master of Business Administration from Columbia University. He is a registered Certified Public Accountant in the State of Illinois.

Mr. Lundstrom was selected to serve on our board based on his extensive management experience and significant financial expertise, including in financial reporting, public accounting, capital markets, and investor relations.

Steven Mandel will serve as a director upon completion of this offering. Mr. Mandel is a Business Unit Partner with TPG Rise Climate, the dedicated climate investing strategy of TPG, where he has worked since 2019. He previously worked as a Director at Denham Capital from 2011 to May 2019, focusing on principal investments across the clean energy sector, and in the Power & Renewables investment banking division at Citigroup from 2009 to 2011. Mr. Mandel currently serves on the Board of Directors of Matrix Renewables, Intersect Power, Climavision, and the non-profit Chordoma Foundation. Mr. Mandel holds a Bachelor of Science in Business and Economics with Honors from Lehigh University, a Master of Science in Finance from London Business School and holds Chartered Financial Analyst designation.

Mr. Mandel was selected to serve on our board based on his extensive management experience and background in the power, renewables and clean energy sectors.

Scott Offer will serve as a director upon completion of this offering. Mr. Offer has served as Executive Vice President and General Counsel of Flex, our parent company, since September 2016. Previously, Mr. Offer served as Senior Vice President and General Counsel at Lenovo Group Limited from January 2016 until August 2016 and as Chief Counsel for the Lenovo Mobile Business Group from 2014 to 2016. Prior to that, he served as Senior Vice President and General Counsel, Motorola Mobility Inc., a Google company, from August 2012 to October

2014 and Senior Vice President and General Counsel, Motorola Mobility, Inc. from July 2010 to July 2012. Prior to that, he worked for the law firm of Boodle Hatfield. He received his law degree from the London School of Economics and Political Science and is qualified as a lawyer in both the United Kingdom and the United States.

Mr. Offer was selected to serve on our board based on his extensive management experience and substantial background in advising global companies on a wide variety of legal and regulatory matters.

Willy Shih will serve as a director upon completion of this offering. Mr. Shih has served as the Robert and Jane Cizik Professor of Management Practice in Business Administration at Harvard Business School since 2007, where he teaches in MBA and Executive Education Programs. Prior to that, Mr. Shih spent 28 years in various senior management and consultancy positions with IBM, Digital Equipment, Silicon Graphics, Eastman Kodak Company and Thomson SA working in product development and manufacturing. Mr. Shih previously served on the Board of Directors of Flex, our parent company, from 2008 to 2022. He presently serves as a member of the Advisory Committee on Supply Chain Competitiveness to the U.S. Secretary of Commerce, and on the Industrial Advisory Committee for the U.S. Secretary of Commerce. Mr. Shih holds Bachelor of Science degrees in Chemistry and Life Sciences from the Massachusetts Institute of Technology, and a Doctor of Philosophy degree from the University of California at Berkeley. He is a Life Member of the Institute of Electrical and Electronics Engineers.

Mr. Shih was selected to serve on our board based on his extensive experience in product development and manufacturing.

Rebecca Sidelinger will serve as a director upon the completion of this offering. Ms. Sidelinger has served as President, Reliability Solutions of Flex, our parent company, since February 2022. Previously, Ms. Sidelinger served in various roles at Honeywell Aerospace (“Honeywell”), a division of Honeywell International Inc., a diversified manufacturing and technology company, including as President, Mechanical Systems & Components Strategic Business Unit from October 2019 until 2022; Vice President/General Manager, Safety Systems from 2017 to 2019; and other senior roles since joining Honeywell in 2011. Prior to her time at Honeywell, Ms. Sidelinger spent 25 years in leadership positions with GE Transportation Systems and GE Motors. During her time with GE Motors, she ran locomotive modernization, passenger locomotive, marine propulsion and drill motor businesses. Ms. Sidelinger holds a Bachelor of Science Degree in Electrical Engineering from Gannon University and a Master of Business Administration from Penn State University.

Ms. Sidelinger was selected to serve on our board based on her extensive experience in the manufacturing and technology sector.

William Watkins will serve as a director upon the completion of this offering. Mr. Watkins most recently served as Chairman of the Board of Imergy Power Systems, Inc. (“Imergy”), a leading innovator in cost-effective energy storage products, from January 2015 to August 2016 and as Chief Executive Officer from September 2013 to August 2016. Prior to his time at Imergy, Mr. Watkins was the Chairman of the Board of Bridgelux, Inc. from February 2013 to December 2013 and Chief Executive Officer from January 2010 to February 2013. Mr. Watkins also served as the Chief Executive Officer of Seagate Technology Holdings PLC from 2004 to January 2009, as President and Chief Operating Officer from 2000 to 2004 and held various other positions from 1996 to 2000. During his time with Seagate, Mr. Watkins was responsible for Seagate’s hard disc drive operations, including recording heads, media and other components, and related R&D and product development organizations. Mr. Watkins currently serves on the Boards of Directors of Flex, our parent company, since 2009, and Avaya Holdings Corp. since 2017, on which he is also Chair of the Board of Directors. He previously served on the Board of Directors of Maxim Integrated Products, Inc., from 2008 to 2021. Mr. Watkins holds a Bachelor of Science degree in Political Science from the University of Texas.

Mr. Watkins was selected to serve on our board based on his extensive management experience across a number of industries on a global scale, including the energy storage industry, as well as his current and past board experience as a director of various public companies.

Board of directors

Our board of directors consists of 11 individuals including one serving as chairperson. Our board of directors has determined each of Charles Boynton, Jonathan Coslet, Steven Mandel and Willy Shih is “independent” under the standards of Nasdaq, except that Messrs. Coslet and Mandel are not considered independent for purposes of audit committee independence under Rule 10A-3 of the Exchange Act.

Our amended and restated certificate of incorporation, which will be effective upon the completion of this offering, will provide that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. For further information, see the section entitled “Description of capital stock—Anti-takeover effects of various provisions of Delaware law and our certificate of incorporation and bylaws.” Our board of directors will be divided among the three classes as follows:

•	Our class I directors will be Paul Lundstrom, Scott Offer, Dan Shugar and William Watkins and their term will expire at the first annual meeting of stockholders following this offering.

•	Our class II directors will be Michael Hartung, Steven Mandel, Willy Shih and Rebecca Sidelinger and their term will expire at the second annual meeting of stockholders following this offering.

•	Our class III directors will be Christian Bauwens, Charles Boynton and Jonathan Coslet and their term will expire at the third annual meeting of stockholders following this offering.

We entered into the separation agreement with Flex, which gives our controlling stockholder the right to nominate a majority of our directors and a majority of the members of our board committees after the consummation of this offering as long as our controlling stockholder beneficially owns 50% or more of the total voting power of our outstanding common stock and will specify how our controlling stockholder’s nomination rights shall decrease as our controlling stockholder’s beneficial ownership of our common stock also decreases. See the section entitled “Certain relationships and related party transactions—Separation agreement—Board and committee representation.”

Committees of our board of directors

Our board of directors will establish, effective upon the completion of this offering, audit, compensation, and nominating and corporate governance committees. The composition, duties and responsibilities of these committees are set forth below. Our board of directors may from time to time establish certain other committees to facilitate the management of the Company.

Audit committee

Our board of directors will establish, effective upon the completion of this offering, an audit committee which is responsible for, among other matters: (1) appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm; (2) discussing with our independent registered public accounting firm its independence from us; (3) reviewing with our independent registered public accounting firm the matters required to be reviewed by applicable auditing requirements; (4) approving all audit and permissible non-audit and tax services to be performed by our independent registered public accounting firm; (5) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; (6) reviewing and monitoring our internal controls, disclosure controls and procedures and compliance with legal and regulatory requirements; and (7) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls, auditing and federal securities law matters.

Our audit committee will consist of Charles Boynton, Paul Lundstrom, Steve Mandel and Christian Bauwens, with Charles Boynton serving as chairperson. Rule 10A-3 of the Exchange Act and Nasdaq rules require us to have one independent audit committee member upon the listing of our Class A common stock on Nasdaq, a majority of independent audit committee members within 90 days of the date of listing and all independent audit committee members within one year of the date of listing. We intend to comply with the independence requirements within the time periods specified. Our board of directors has determined that each of Charles Boynton, Paul Lundstrom, Steve Mandel and Christian Bauwens is an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable rules and regulations. Our board of directors will adopt, effective upon the completion of this offering, a written charter for the audit committee, which will be available on our website upon the completion of this offering.

Compensation and people committee

Our board of directors will establish, effective upon the completion of this offering, a compensation and people committee which is responsible for, among other matters: (1) reviewing officer and executive compensation goals, policies, plans and programs; (2) reviewing and approving or recommending to our board of directors or the independent directors, as applicable, the compensation of our directors, Chief Executive Officer and other executive officers; (3) reviewing and approving employment agreements and other similar arrangements between us and our officers and other key executives; (4) appointing and overseeing any compensation consultants; and (5) reviewing the Company’s succession plans for the Chief Executive Officer and other officers of the Company.

Our compensation and people committee will consist of Willy Shih, Scott Offer, Rebecca Sidelinger, Michael Hartung and Jonathan Coslet, with Willy Shih serving as chairperson. The composition of our compensation and people committee will meet the requirements for independence under current rules and regulations of the SEC and Nasdaq, including Nasdaq’s controlled company exemption, discussed below. Each member of the compensation and people committee will also be a non-employee director, as defined pursuant to Rule 16b-3 under the Exchange Act. Our board of directors has adopted, effective upon the completion of this offering, a written charter for the compensation and people committee, which will be available on our website upon the completion of this offering.

Nominating, governance and public responsibility committee

Our board of directors will establish, effective upon the completion of this offering, a nominating and corporate governance committee that is responsible for, among other matters: (1) identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; (2) assessing the composition and performance of our board of directors and the committees of our board of directors and each individual director; and (3) developing and recommending to our board of directors a set of corporate governance guidelines and principles.

Our nominating, governance and public responsibility committee will consist of William Watkins, Charles Boynton, Willy Shih, Scott Offer and Rebecca Sidelinger , with William Watkins serving as chairperson. The composition of our nominating, governance and public responsibility committee will meet the requirements for independence under current rules and regulations of the SEC and Nasdaq, including Nasdaq’s controlled company exemption, discussed below. Our board of directors will adopt, effective upon the completion of this offering, a written charter for the nominatin, governance and public responsibility committee, which will be available on our website upon the completion of this offering.

Controlled company exemption

Upon completion of this offering, Flex will continue to control a majority of the outstanding shares of our common stock. As a result, we will be a “controlled company” under Nasdaq corporate governance standards. As a controlled company, we may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of our board of directors consist of independent directors;

•

the requirement that our nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities or if no such committee exists, that our director nominees be selected or recommended by independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate;

•	the requirement that our compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of our nominating and corporate governance and compensation committees.

After this offering, we expect to take advantage of certain of these exemptions. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of Nasdaq’s corporate governance rules and requirements. These exemptions do not modify the independence requirements for our audit committee, and we intend to comply with the requirements of Rule 10A-3 of the Exchange Act, and the rules of Nasdaq within the applicable time frame.

Director compensation for fiscal year 2022

We did not have any non-employee directors who received compensation for their service on our board of directors and committees of our board of directors during fiscal year 2022.

New director compensation program

After the completion of this offering, our directors who are neither our employees nor employees of Flex, and who are not employees or partners of TPG, will be eligible to receive compensation for their service on our board of directors consisting of annual cash retainers. The non-employee directors who are employees of us or Flex, or employees or partners of TPG (together, the “Ineligible Directors”), will not receive compensation for their service as directors. We expect that, following this offering, our directors who are not Ineligible Directors (“Compensated Directors”), will receive the following annual retainers for their service on our board of directors. The retainers will be paid in four equal quarterly installments and prorated for any partial year of service on our board of directors:

Position	Retainer ($)
Chairperson	$50,000
Board Member	$65,000
Audit Committee:
Chairperson	$25,000
Committee Member	$12,500
Compensation and People Committee:
Chairperson	$25,000
Committee Member	$12,500
Nominating, Governance and Public Responsibility Committee:
Chairperson	$10,000
Committee Member	$5,000

We expect that our Compensated Directors will receive (at the discretion of our board of directors) an annual grant of restricted stock units with an aggregate grant date value of $150,000 (with an additional grant of restricted stock units having an aggregate grant date value of $50,000 made to the chairperson of our board of directors), subject to the terms of the LTIP and the award agreement pursuant to which such award is granted. These restricted stock units will be granted on the business day immediately following each annual meeting of our stockholders. These restricted stock units are expected to vest on the one-year anniversary of the date of grant (or, if earlier, on the business day immediately preceding the next annual meeting of our stockholders), subject to continued service.

The grants described above will be prorated for Compensated Directors with respect to their service that commences prior to the expected date of an annual meeting of our stockholders.

Our directors will be reimbursed for reasonable out of pocket costs and expenses incurred in attending all meetings of our board of directors or any committee thereof, as well as for any fees incurred in attending continuing education courses up to $10,000 per director in any fiscal year. Our directors are entitled to the protection provided by the indemnification provisions in our amended and restated certificate of incorporation that will become effective upon the completion of this offering. We also intend to enter into customary indemnification agreements with each of our directors. Our board of directors may revise the compensation arrangements for our directors from time to time.

In connection with their services during fiscal year 2023 and/or during the period following completion of this offering and ending immediately prior to our first annual meeting of stockholders, as applicable, each of Charles Boynton, Willy Shih and William Watkins have received awards of restricted stock units. The number of such restricted stock units granted for each of Messrs. Boynton, Shih and Watkins total 3,571, 6,859 and 4,761, respectively. The 3,571 restricted stock units granted to Mr. Boynton, 3,571 of the 6,859 restricted stock units granted to Mr. Shih, and the 4,761 restricted stock units granted to Mr. Watkins each vest on the business day immediately preceding the next annual meeting of our stockholders, subject to continued service. Of the 6,859 restricted stock units granted to Mr. Shih, 3,288 restricted stock units vest on April 1, 2023, subject to continued service.

Code of business conduct and ethics

We will adopt, effective upon the completion of this offering, a written code of business conduct and ethics that will apply to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. A copy of the code will be available on our website.

Compensation discussion and analysis

This Compensation Discussion and Analysis (“CD&A”) is organized into the following key sections:

•	Flex’s Philosophy on Compensation (since until the completion of this offering, we have operated as part of Flex);
•	Compensation-Setting Process and Fiscal Year 2022 Executive Compensation; and
•	Compensation Program Relating to this offering.

Introduction

This CD&A provides detailed compensation information regarding the following individuals who we expect will serve as our named executive officers upon completion of this offering (“NEOs”):

Name	Position

Daniel Shugar	Chief Executive Officer

David Bennett(1)	Chief Financial Officer

Howard Wenger(2)	President

Bruce Ledesma	President - Strategy, Software & Administration

Nicholas (Marco) Miller	Chief Operating Officer

Léah Schlesinger	General Counsel, Chief Ethics and Compliance Officer and Secretary

(1)	Mr. Bennett transitioned to Nextracker as Chief Financial Officer on February 28, 2022. He previously served as Chief Accounting Officer of Flex.
(2)	Mr. Wenger was hired at Nextracker effective February 7, 2022.

Until the completion of this offering, we have operated as part of Flex. As a result, the fiscal year 2022 (sometimes referred to herein as “FY’22”) compensation for our NEOs has been determined by Flex, as described below. In early fiscal year 2023 (sometimes referred to herein as “FY’23”), and as further discussed below, our then-existing board of directors and compensation committee, comprised of Willy C. Shih (chairman), Scott Offer and Jonathan Coslet, began implementing certain compensation elements (e.g., our long-term equity incentive program, in addition to our historic short-term incentive plan (collectively, “Limited Programs”), which are separate and apart from the Flex compensation program. Ultimately, post-offering our board of directors and compensation committee will establish and oversee all of our compensation programs following the completion of this offering. Thus, the compensation programs that we adopt, and our compensation philosophy, in each case following the completion of this offering, may differ materially from the current programs summarized in this discussion.

This CD&A primarily addresses the material elements of Flex’s fiscal year 2022 compensation programs and policies, including Flex’s overall compensation philosophy, program objectives, and how Flex’s management arrived at specific compensation policies and decisions involving our NEOs, as well as certain elements of the compensation program we currently expect to be in effect following completion of this offering. During FY’22, none of our NEOs other than Mr. Bennett served as officers of Flex, such that the FY’22 compensation for such NEOs has been determined by Flex’s management with the intent of being consistent with Flex’s compensation philosophy as it relates to Nextracker, but has not been specifically determined or reviewed by the Compensation and People Committee (the “Flex C&P Committee”) the board of directors of Flex (the “Flex Board”). However, the Flex C&P Committee was responsible for overseeing the executive compensation program as it related to Mr. Bennett through February 28, 2022 (i.e., the time Mr. Bennett ceased being the Chief Accounting Officer of Flex and transitioned to his role at Nextracker). We have entered into various agreements to provide a framework for our relationship with Flex after the Transactions, including an employee matters agreement. This agreement governs our and Flex’s compensation and employee benefit obligations with respect to the employees and other service providers of each company. For a summary of the employee matters agreement and such allocation of benefit obligations, see the section entitled “Certain relationships and related party transactions—Agreements with Flex—Employee Matters Agreement.”

Flex’s philosophy on compensation

Overview

Flex’s compensation philosophy as it relates to Nextracker’s fiscal year 2022 compensation programs and policies focuses on incentivizing achievement of a balanced set of performance objectives with respect to the Company and Flex through the implementation of the following objectives:

Pay should be meaningfully aligned to performance.    Nextracker’s compensation program is designed to tie actual pay for executives to performance against rigorous short-term and long-term performance objectives of Flex and Nextracker. This pay-for-performance compensation philosophy aims to create stockholder value, where above-target performance should be rewarded when achieved, and below-target performance should lead to reduced compensation, including zero payouts when performance thresholds are not met.

The key vehicles that are used to ensure that compensation realized by executives is aligned with results generated for Flex’s shareholders are the short-term incentive and the long-term incentive programs. Flex also believes that a significant portion of performance-based compensation should be deliverable in the form of equity awards. Prior to fiscal year 2022, these equity awards were provided through Flex’s restricted share unit award (“RSU”) program, which applies to most executives, and its performance share unit award (“PSU”) program, which applies to a limited group of executives. During fiscal year 2022, Nextracker executives received Flex equity awards exclusively in the form of RSUs. As a result of the implementation of Nextracker’s long-term equity incentive program, our NEOs no longer receive any additional long-term equity awards under Flex’s long-term incentive compensation program.

Attract, retain and motivate superior talent.    Nextracker’s compensation program is intended to be competitive in order to attract, retain and motivate a high-caliber and responsible leadership team. A key objective of the compensation program is to provide competitive pay opportunities based on the achievement of performance objectives, while balancing the need to avoid excessive or inappropriate risk-taking, and maintaining an appropriate cost structure.

Peer group analysis.    Peer group data is used as a guide for compensation decisions, but this data does not form the sole basis for its compensation program.

Flex actively manages its compensation philosophy as described below.

Element	Overview
Base salaries and target cash compensation	• Pay is regularly benchmarked against a set of industry peers. • Base salaries and target cash compensation are competitively positioned for executives to manage fixed costs.

Substantial emphasis on at-risk compensation

•   Programs are designed to link actual pay to the achievement of pre-determined performance goals that create shareholder value.

•   100% of at-risk compensation is based on achievement of incentive outcomes against pre-determined performance metrics.

•   Short-term incentive bonus payouts may be adjusted on a discretionary basis in order to appropriately align such payouts with the overall performance of Flex or a business unit thereof, including Nextracker.

Focus on long-term performance

•   While measurement of short-term results maintains day-to-day focus, the above compensation philosophy also is built on the premise that shareholder value is built over the long term.

•   For fiscal year 2022, 37% of the target total direct compensation for our NEOs (on average and excluding Mr. Wenger given that his compensation was prorated to reflect his February 2022 hire date) was in the form of long-term incentives.

Flex C&P Committee and Flex management involvement

The Flex C&P Committee regularly reviews its compensation programs, peer company data and best practices in the executive compensation area. The Flex Board and the Flex C&P Committee have adopted corporate governance and compensation practices and policies that are believed to help advance its compensation philosophy. With the support of FW Cook, as its independent compensation consultant, the Flex C&P Committee regularly assesses and modifies its compensation programs to ensure they are appropriately aligned with Flex’s business strategy and are achieving their objectives. While the responsibilities of the Flex C&P Committee primarily relate to the compensation of Flex’s CEO and Flex’s other named executive officers, the Flex C&P Committee also oversees, at a high level, the decisions and recommendations of Flex’s CEO and management concerning the compensation of other Flex and business unit executives. In April 2022 (i.e., early fiscal year 2023), Nextracker’s then-newly established board of directors and compensation committee began to establish and manage our compensation programs, including those with respect to our NEOs.

Competitive positioning

On an annual basis, relying upon data provided by its independent compensation consultant, the Flex C&P Committee undertakes a review of the compensation peers in order to provide insight into market competitive pay programs, levels and practices. In addition, the Flex C&P Committee also reviews standardized surveys of large technology and manufacturing firms to evaluate the competitiveness of Flex’s compensation programs in the context of general compensation practices. Additional competitive benchmarking was conducted specifically for Nextracker’s business that is described in detail under the section entitled “Compensation program relating to this offering—Nextracker compensation benchmarks and peer group.”

Compensation-setting process and fiscal year 2022 executive compensation

Overview

As further described below, for fiscal year 2022, Flex’s executive compensation program, including with respect to Nextracker’s NEOs, was primarily comprised of base salary, short-term incentive compensation under the incentive bonus plan (as described below), long-term incentive compensation under the Flex Equity Plans (as defined below) and deferred compensation under Flex’s 2010 Deferred Plan (as defined below).

Base salary

The following table sets forth the base salaries of our NEOs with respect to fiscal year 2022.

Name and title	Year-end Annualized Base salary for fiscal year 2022 ($)(1)

Daniel Shugar
Chief Executive Officer	415,000

David Bennett(2)
Chief Financial Officer	432,000

Howard Wenger(3)
President	385,000

Bruce Ledesma
President – Strategy, Software & Administration	385,000

Nicholas (Marco) Miller
Chief Operating Officer	309,575

Léah Schlesinger
General Counsel, Chief Ethics and Compliance Officer and Secretary	282,818

(1)	Actual base salaries received by our NEOs during fiscal year 2022 are reflected in the Summary Compensation Table below.

(2)	Mr. Bennett ceased being the Chief Accounting Officer of Flex and transitioned to Nextracker as Chief Financial Officer on February 28, 2022. The value above reflects his base salary for the entire fiscal year 2022.
(3)	Mr. Wenger was hired at Nextracker effective February 7, 2022.

Base salary levels are intended to reflect competitive market data, individual performance, and promotions or changes in responsibilities.

Short-term incentive bonuses

For fiscal year 2022, short-term incentive bonuses for our NEOs were earned based on achievement of financial and operating performance objectives, as well as individual performance objectives, when applicable. These incentive bonuses were provided pursuant to the Nextracker short-term incentive bonus plan for all NEOs other than Mr. Bennett. Mr. Bennett’s incentive bonus was provided pursuant to Flex’s short-term incentive bonus plan.

Target incentive awards for fiscal year 2022

Fiscal year 2022 bonus targets for our NEOs as a percentage of base salary are shown below.

Name and Title	Fiscal year 2022 target bonus (% of salary)	Fiscal year 2022 target ($)

Daniel Shugar
Chief Executive Officer	50%	207,500

David Bennett(1)
Chief Financial Officer	70%	302,400

Howard Wenger(2)
President	50%	29,167

Bruce Ledesma
President - Strategy, Software & Administration	50%	192,500

Nicholas (Marco) Miller
Chief Operating Officer	45%	139,309

Léah Schlesinger
General Counsel, Chief Ethics and Compliance Officer and Secretary	35%	98,986

(1)	Mr. Bennett participated in the Flex incentive bonus plan in FY’22, which is described below.

(2)	Mr. Wenger’s bonus target was prorated based on actual earnings and on his February 7, 2022 hire date.

Nextracker short-term incentive bonus plan

The performance objectives with respect to the Nextracker short-term incentive bonus plan were as follows:

Performance Metrics – Nextracker Business Unit Level Metrics for our NEOs (Weighted by Percentage):

•	Nextracker Business Unit Revenue (20%);
•	Nextracker Business Unit Operating Profit (30%);
•	Nextracker Business Unit Free Cash Flow (25%);
•	Flex Corporate Level Performance (25%); and
•	Executive Team Milestones (adjusts bonus payout by 0% - 110%).

The following table summarizes the key features of our fiscal year 2022 short-term incentive bonus plan.

Feature	Component	Objectives
Performance targets	• Based on key financial metrics for Nextracker, individual executive metrics, and, to a lesser extent, financial metrics of Flex, in each case on a quarterly basis during the fiscal year	• Aligns executive incentives with performance • Rewards achievement of short-term objectives

Performance measures

•   Financial metrics relating to revenue, operating profit and free cash flow with respect to Nextracker, with similar metrics applying, to a lesser extent, with respect to Flex

•   Weightings for these financial metrics were fixed, and measured, as applicable, at the Flex level or at the business unit level as applicable

•  Executive team milestones relating to company strategic goals such as product improvements, market share growth, customer satisfaction, software sales, quality-related systems and processes, safety, employee-related initiatives, and new business programs

•   Emphasizes pay-for-performance by linking individual compensation to performance on metrics that help drive shareholder value

•   Promotes accountability by tying payout to achievement of minimum performance threshold

Bonus payments

•   Based on achievement of financial performance metrics, subject to adjustment based on individual performance

•   Target bonus opportunities set at percentage of base salary, based on the executive’s level of responsibility

•   Bonuses that could be earned ranged from 0% of target to a maximum of 200% of target; payout of bonuses made on a quarterly or annual basis depending on the executive

•   No payout awarded for any measure where threshold performance was not achieved

•   Bonus payouts were subject to discretionary adjustments, including, in the context of the overall performance of Nextracker, Flex and the individual

•   Reflects the emphasis on pay-for-performance by linking individual compensation to performance

•   Encourages accountability by conditioning bonus payments on the achievement of at least the minimum performance threshold

Incentive payouts for NEOs under the Nextracker short-term incentive bonus plan

Performance targets for fiscal year 2022 were determined based on approved financial plans—both at the Flex and Nextracker business unit levels. With respect to our NEOs (other than with respect to Mr. Bennett who participated in the Flex incentive bonus plan as described below), performance targets were based on Nextracker financial measures, team-based objectives, and Flex financial measures. Payouts are subject to adjustment for individual performance considerations. While Flex normally treats business unit performance as confidential, certain FY’22 short-term incentive performance outcomes for Nextracker are described in this CD&A as follows:

	Fiscal Year 2022 short-term incentive bonus plan (Nextracker)

(in millions, except percentages)			Payout (% of target)(1)				Actual performance ($)	Actual payout (% of target)	Actual weighted payout (% of target)

	Weight		30%	50%	100%	200%

Revenue	20%
-First Quarter			$302	$311	$335	$369	$342	119%	24%
-Second Quarter			$313	$323	$348	$382	$334	73%	15%
-Third Quarter			$297	$306	$330	$363	$343	140%	28%
-Fourth Quarter			$321	$331	$357	$392	$437	200%	40%

Adjusted Operating Profit	30%
-First Quarter			$30	$32	$37	$45	$24	0%	0%
-Second Quarter			$34	$37	$43	$51	$22	0%	0%
-Third Quarter			$36	$39	$45	$54	$16	0%	0%
-Fourth Quarter			$39	$42	$49	$59	$23	0%	0%

Adjusted Free Cash Flow	25%
-First Quarter			—	$13	$21	$30	$(15)	0%	0%
-Second Quarter			—	$15	$25	$36	$22	84%	21%
-Third Quarter			—	$12	$20	$28	$(32)	0%	0%
-Fourth Quarter			—	$17	$29	$40	$(45)	0%	0%

Flex Corporate Performance(2)	25%
-First Quarter			—	—	—	—	—	129%	32%
-Second Quarter			—	—	—	—	—	41%	10%
-Third Quarter			—	—	—	—	—	177%	44%
-Fourth Quarter			—	—	—	—	—	146%	36%

Executive Team Milestone Performance	N/A	(3)
-First Quarter									83%
-Second Quarter									91%
-Third Quarter									81%
-Fourth Quarter									88%

(1)	The above payout descriptions (as a percentage of target) assume individual performance metrics were satisfied, where applicable.

(2)	Flex’s corporate performance goals for purposes of the Nextracker short-term incentive bonus plan were based on the same performance goals that apply with respect to the Flex incentive bonus plan as further discussed below.

(3)	NEO individual performance was measured based on a variety of quantitative and qualitative measures designed to measure progress, and drive achievement of various confidential operational and strategic objectives. This individual measure was scored on a scale of 0-110% and the resulting percentage was then multiplied against the aggregate eligible bonus pool derived from achievement of the applicable Revenue, Operating Profit, Adjusted Free Cash Flow and Flex Corporate Performance metrics. The individual performance metrics were the same for each NEO in fiscal year 2021 and fiscal year 2022.

For each metric, no payout would be made if the threshold performance level was not achieved. Maximum payout levels were tied to “stretch” levels of performance. As noted above, payouts are increased or decreased upon achievement or non-achievement, respectively, of certain preestablished confidential business objectives during FY’22. Taking into account these increases and decreases, the combined actual weighted payout (as a percentage of target performance) was as follows for each calendar quarter in FY’22: (i) First Quarter – 46.4%, (ii) Second Quarter – 41.6%, (iii) Third Quarter – 58.6%, and (iv) Fourth Quarter – 67.2%.

Discretionary individual performance adjustments

In addition to the above described bonus plan, additional discretionary individual performance adjustments with respect to FY’22 were applied to two of our NEOs during each of the first and fourth quarters, in each case, in order to recognize the following significant contributions in addition to their day-to-day responsibilities:

Name	Significant contributions in addition to regular responsibilities	FY’22 Aggregate discretionary amount
Nicholas Miller	Acting as Interim COO during the early part of the year, prior to promotion into that role on a permanent basis Temporary, but significant increase in new contract volume during the early part of the year	$3,540
Léah Schlesinger	Temporary, but significant increase in new contract volume during the early part of the year Activities to support Nextracker’s preparation for an IPO during the latter part of the year	$1,746

Flex incentive bonus plan

Because Mr. Bennett served in a Flex officer capacity (Chief Accounting Officer) for the majority of FY’22 (i.e., until February 2022), Mr. Bennett participated in the Flex incentive bonus plan for such fiscal year. As a result, Mr. Bennett was not a participant in Nextracker’s short-term incentive bonus plan for FY’22.

In designing the incentive bonus plan, Flex’s CEO and management team developed and recommended performance metrics and targets, which were reviewed and were subject to final approval by the Flex C&P Committee. Fiscal year 2022 corporate level performance metrics were as follows:

Metrics	Fiscal year 2022 weighting
Adjusted Operating Profit (OP)	40%
Adjusted Free Cash Flow (FCF)	35%
Revenue Growth	25%

An Industry Turnover (ITO) metric was added in fiscal year 2021 in order to incentivize participants to focus on improving the efficiency of Flex’s capital spend (not tying it up in inventory) and minimizing inventory obsolescence risk. The ITO modifier was removed in FY’22, because a different metric was implemented to focus on this aspect of performance at lower levels in the Flex organization, where it is driven more directly by participants.

Adjusted OP acts as both a metric within the plan, and the overall funding metric of Flex’s global bonus program, as illustrated below. Adjusted OP achievement generates an enterprise-wide funding pool based on the same adjusted OP targets as used for the Flex incentive bonus plan. To the extent corporate OP funding is either above or below the enterprise-wide payout, a corresponding adjustment is made to align the two. The funding generated by our OP achievement acts to ensure affordability and alignment to shareholder returns.

The following table summarizes the key features of Flex’s fiscal year 2022 incentive bonus plan.

Feature	Component
Performance targets	• Based on key short-term Flex and business unit financial metrics

Performance measures

•   Revenue growth and adjusted OP at the Flex and business unit level, and adjusted FCF at the company level

•   Weightings for these metrics were fixed, and measured at the corporate level for all executives and at the business unit level for business unit executives

Bonus payments

•   Based entirely on achievement of financial performance objectives, with no individual performance component

•   Target bonus opportunities set at percentage of base salary, based on executive’s level of responsibility

•   Annual bonuses ranged from 0% of target to a maximum of 200% of target

•   No payout awarded for any measure where threshold performance was not achieved

•   The Flex Board or the Flex C&P Committee, as applicable, had the authority to adjust bonus payouts if appropriate in the context of Flex’s overall performance

Flex used adjusted non-GAAP performance measures (adjusted OP and adjusted FCF) for purposes of Flex’s incentive bonus plan in fiscal year 2022 (such adjusted non-GAAP performance measures also applied with respect to the Nextracker short-term incentive bonus plan for fiscal year 2022). Using adjusted measures eliminates the distorting effect of certain unusual income or expense items. The adjusted performance measures were consistent with those used in Flex’s quarterly earnings releases. For fiscal year 2022, non-GAAP adjustments consisted of excluding after-tax stock-based compensation expense; amortization of intangible, customer-related assets impairments; restructuring charges; the impact of adopting a new revenue standard; legal and other; interest and other, net; and other charges (income), net. All adjustments were subject to approval by the Flex C&P Committee to ensure that payout levels were consistent with performance. The adjustments were intended to align award payout opportunities with the underlying growth of Flex’s business and avoid misalignment in outcomes based on unusual items.

For purposes of calculating performance under our bonus plan in fiscal year 2022, we also would have excluded from the calculation of performance, extraordinary items or events that would have had an unanticipated impact, corporate transactions (including acquisitions or dispositions), and other unusual or nonrecurring items.

Incentive payouts for Mr. Bennett under the Flex incentive bonus plan

The table below sets forth the payout opportunities that were available to Mr. Bennett. The related performance targets, which were determined on financial plans approved by the Flex Board, were considered rigorous and were validated within the context of analyst expectations.

The 81.6% adjusted OP funding factor was calculated based on funding achieved at 96% of target (based on adjusted OP performance above), and an enterprise-wide average payout before application of the funding metric, of approximately 118%. For additional information regarding the Flex incentive bonus plan, see the compensation discussion and analysis for the fiscal year ended 2022 as set forth Flex’s annual proxy statement.

Final short-term incentive awards for our NEOs

For fiscal year 2022, aggregate short-term incentive payouts for our NEOs, after adjustment for individual performance, were as follows:

Name	Fiscal year 2022 short-term incentive bonus target (potential bonus as a percentage of base salary)	Fiscal year 2022 short-term incentive actual bonus ($)	Fiscal year 2022 actual short-term incentive bonus as a percentage of full year target bonus
Daniel Shugar	50%	110,992	53.5%
David Bennett	70%	299,195	98.9%
Howard Wenger(1)	50%	19,602	67.2%
Bruce Ledesma	50%	102,969	53.5%
Nicholas (Marco) Miller	45%	77,817	55.9%
Léah Schlesinger	35%	54,468	55.0%

(1)	Mr. Wenger’s FY’22 annual target bonus was prorated based on his February 7, 2022 hire date.

Long-term incentive compensation

Long-term incentives are provided through Flex’s RSU program, which applies to most executives, and its PSU program, which applies to a limited group of executives. With respect to the long-term incentives for Nextracker’s NEOs, all of our NEOs received RSUs exclusively in fiscal year 2022. These long-term incentives are intended to promote the interests of Flex’s shareholders and executive retention as a result of (i) linking long-term compensation to Flex’s long-term performance and shareholder outcomes, and (ii) forfeiture of unvested shares if an executive’s employment is terminated for certain reasons, respectively.

RSUs granted to our NEOs in fiscal year 2022 relate to service-based long-term incentive compensation, and are eligible to vest in three equal installments on each anniversary of the grant date, subject to continued employment.

Payouts of vested RSUs are made in Flex’s ordinary shares, so the value of these awards also fluctuate based on share price performance from the beginning of the grant, further aligning the interests of the executive with long-term shareholder value creation. Before an RSU vests, the executive has no ownership rights in Flex’s ordinary shares.

Grants during fiscal year 2022

The following factors were considered when determining the value of 2022 NEO equity awards:

•	Compensation data for similarly situated executives;

•	Future potential to contribute to the growth of Flex and Nextracker, potential to grow in current role and expand scope of responsibility and contribution over time;

•	Individual performance and internal equity; and

•	Peer group data on annual share usage and overall shareholder dilution.

The table below summarizes the approved RSU awards granted to our NEOs in fiscal year 2022.

Name	Service-based RSUs (shares)	Target total equity award value ($)
Daniel Shugar	30,777	549,985
David Bennett	23,326	425,000
Howard Wenger	—	—
Bruce Ledesma	25,181	449,984
Nicholas (Marco) Miller	8,114	144,997
Léah Schlesinger	5,036	89,993

As noted above and as further described below, Nextracker began implementing our long-term equity incentive program in April 2022 (i.e., early fiscal year 2023), under which we made equity-based compensation awards to certain personnel, including our NEOs. As a result of the implementation of our long-term equity incentive program, our NEOs no longer receive any additional long-term equity awards under Flex’s long-term incentive compensation program. However, outstanding RSUs and PSUs awarded to our NEOs prior to FY’23 under Flex’s long-term incentive compensation program remain in effect with respect to our NEOs.

Deferred compensation awards

All of our NEOs are eligible to participate in Flex’s 2010 Deferred Compensation Plan (the “2010 Deferred Plan”) which is intended to promote retention by providing a long-term savings opportunity on a tax-efficient basis. These savings opportunities are reflected in the 2010 Deferred Plan’s voluntary contribution component (relating to deferrals of base salary and bonus). In addition to voluntary contributions, Flex makes annual employer contributions to Messrs. Shugar, Bennett, Wenger and Ledesma under the 2010 Deferred Plan, the key terms of which are summarized below.

Deferred plan design element	Description
Employer Contribution	• Target amount is 30% of Mr. Bennett’s base salary and 20% of Messrs. Shugar’s, Wenger’s and Ledesma’s base salaries

Deferred plan design element	Description

Component (ECC) – Annual	• Maximum amount is 37.5% of Mr. Bennett’s base salary and 25% of Messrs. Shugar’s, Wenger’s and Ledesma’s base salaries, if the performance-based portion is funded at maximum

ECC – Funding Basis	• 50% of the targeted funding is based on the Flex corporate funding level of the short-term incentive bonus plan

• 50% of the targeted funding is fixed and not tied to performance

ECC – Vesting Schedule	• Flex’s contributions, together with earnings on those contributions, will vest in full after four years, subject to the participant’s continued employment

Investment of Balances

•   Deferred balances in a participant’s account are deemed to be invested in hypothetical investments (which mirror the investment options in Flex’s tax-qualified 401(k) plan) designated by the participant

• The appreciation, if any, in the account balances is due solely to the performance of these hypothetical investments

Distribution Options	• Vested balances may be distributed upon termination of employment either through a lump sum payment or in installments over a period of up to ten years, as elected by the participant

• Participants also may elect in-service distributions through a lump sum payment or in installments over a period of up to ten years

The deferred account balances are unfunded and unsecured obligations of Flex, receive no preferential standing, and are subject to the same risks as any of Flex’s other general obligations. An additional employer discretionary matching contribution may be provided in connection with voluntary deferrals to reflect limitations on the matching contributions under Flex’s 401(k) plan.

Deferred compensation for fiscal year 2022

For fiscal year 2022, Mr. Bennett received a deferred cash award with a value of 37.5% of his fiscal year 2021 base salary. Messrs. Shugar and Ledesma each received deferred cash awards with a value of 25.0% of their respective fiscal year 2021 base salaries. Upon hire, Mr. Wenger was eligible for an initial seed contribution equal to 25% of his FY’22 base salary (actual contribution was funded in July 2022 and is described in this CD&A for sake of completeness). In addition, under the 2010 Deferred Plan, participants may defer up to 70% of their base salary and bonus, net of certain statutory and benefit deductions. Participants are 100% vested in their own deferrals at all times.

For additional information about our NEOs’ contributions to their respective deferral accounts, employer contributions to our NEOs’ deferral accounts, earnings on our NEOs’ deferral accounts, withdrawals from our NEOs’ deferral accounts, and deferral account balances as of the end of fiscal year 2022, see the section entitled “Executive compensation—Nonqualified deferred compensation in fiscal year 2022.”

Executive perquisites

Perquisites represent a small part of the overall compensation program for our NEOs. In fiscal year 2022, Flex paid the premiums on executive long-term disability insurance for Messrs. Shugar, Bennett, Wenger and Ledesma. These benefits are quantified under the “All Other Compensation” column in the Summary Compensation Table.

401(k) Plan

Under Flex’s 401(k) Plan, all of our employees participating in the plan are eligible to receive matching contributions. Flex also offers annual discretionary matching contributions based on Flex’s performance and other economic factors as determined at the end of the fiscal year. No such discretionary matching contribution has been made for fiscal year 2022.

Other benefits

Executives are eligible to participate in all of Flex’s employee benefit plans, such as medical, dental, vision, group life, basic disability, and accidental death and dismemberment insurance, in each case on the same basis as other employees, subject to applicable law.

Termination and change of control arrangements

Our NEOs are entitled to certain termination and change of control benefits. These benefits are described and quantified under the section entitled “Executive compensation—Potential payments upon termination or change of control.”

Our NEOs do not have employment agreements with us. Instead, Flex’s non-executive severance program (the “Standard Severance Program”) covers our NEOs, with the exception of Mr. Bennett who is covered under the Flex LTD Executive Severance Plan (the “Executive Severance Program”).

Under the Standard Severance Program, in the event of a participant’s involuntary termination of employment due to reductions in force, such as plant closures, mass layoffs and job elimination, the participant will receive the following benefits, subject to the participant entering into a severance and release agreement in a form provided by Flex or applicable Flex business unit entity (“Severance Agreement”).

Standard severance program termination benefit	Description
Salary and Benefits Continuation

•  Lump-sum severance payment determined pursuant to a formula based on a participant’s base pay and years of service as a regular status employee under the Standard Severance Program, resulting in a severance payment not to exceed an amount equal to either six or twelve months, depending on the NEO

Bonus Treatment	• Discretionary payment of the most-recently earned quarterly bonus if the participant worked for the entirety of the applicable fiscal quarter

As noted above, Mr. Bennett is covered under the Executive Severance Program, which covers senior level employees of Flex. Under the Executive Severance Program, in the event of an involuntary termination of employment of the participant without “cause” or voluntary termination by the participant for “good reason” (as each such term is defined in the Executive Severance Program), the participant will receive the following benefits, subject to the participant entering into and complying with a transition and release agreement in a form provided by Flex (“Transition Agreement”):

Executive severance program termination benefit	Description
Salary and Benefits Continuation	• Salary and benefits coverage continuation for duration of transition period provided in the Transition Agreement

Bonus Treatment	• Pro-rated portion of annual bonus, based on actual performance through the end of the performance period

Equity Vesting

•  Time-vested and performance-based RSUs, PSUs, and ECC awards under the 2010 Deferred Plan continue vesting during the transition period

•  Following the transition period, accelerated vesting of RSUs ECC awards under the 2010 Deferred Plan that would have vested during the one-year period following the transition period

•  Continued vesting is subject to the participant’s release of claims and compliance with post-termination covenants under the Transition Agreement

•  All other unvested awards are forfeited

The following additional termination benefits are applicable to our NEOs in the event of a change of control of Flex:

Termination benefit	Description
2010 Deferred Plan— Deferred Compensation Vesting

•  Accelerated vesting of ECC awards under the 2010 Deferred Plan

•  Acceleration applies if employment is involuntarily terminated without cause or voluntarily terminated by the participant for good reason within two years of the change of control (i.e., “double trigger” accelerated vesting)

Flex Equity Plans— Equity Vesting

•  Accelerated vesting of all unvested awards under Flex’s equity plans, if such awards are not assumed or replaced by the acquiror on an economically equivalent basis

•  The Flex C&P Committee also has the ability under Flex’s equity plans to provide that certain awards may automatically accelerate if employment is involuntarily terminated without cause within a designated time period (not to exceed eighteen months) following a change of control

Executive share ownership guidelines

Flex’s share ownership guidelines cover Flex’s non-employee directors and executive officers, such that the guidelines have only applied with respect to Mr. Bennett in his previous role as an officer of Flex.

Ownership guideline design element	Description
Targeted Ownership Value	• 2.5x base salary

Forms of Ownership Counted Toward Guideline	• All Flex ordinary shares held outright by executive • Unvested service-based RSUs

Compliance Period	• 5 years

As of the time Mr. Bennett transitioned to his role at Nextracker, Mr. Bennett met the ownership guideline above and ceased to be subject to such guideline.

Executive incentive compensation recoupment policy

Flex’s Executive Incentive Compensation Recoupment Policy covers Flex’s executive officers and direct reports to Flex’s Chief Executive Officer, such that the policy has only applied to Mr. Bennett, in his role as an officer of Flex (Mr. Bennett continues to be subject to such policy notwithstanding his transition to his role at Nextracker). The policy applies to bonuses or awards under Flex’s short- and long-term incentive plans, awards under Flex’s equity incentive plans, and ECC awards under the 2010 Deferred Plan where the contributions are based on the achievement of financial results. In the event of a material restatement of financial results where a covered officer engaged in fraud or misconduct that caused the need for the restatement, the Flex Board will have discretion to recoup incentive compensation of any covered officer if and to the extent the amount of compensation that was paid or that vested would have been lower if the financial results had been properly reported. In the case of equity awards that vested based on the achievement of financial results that were subsequently reduced, the Flex Board also may seek to recover gains from the sale or disposition of vested shares (including shares purchased upon the exercise of options that vested based on the achievement of financial results). In addition, the Flex Board will have discretion to cancel outstanding equity awards where the financial results that were later restated were considered in granting such awards. The Flex Board may seek recoupment only in cases where the restatement occurs within 36 months of the publication of the audited financial statements that are restated.

Hedging and pledging policy

Flex’s insider trading policy prohibits short-selling, trading in options or other derivatives on Flex’s ordinary shares, and engaging in hedging transactions by all employees and directors. Flex’s insider trading policy also prohibits using such shares as collateral for margin accounts or pledging such shares as collateral for loans.

Compensation program relating to this offering

The following section describes certain features of Nextracker’s long-term equity incentive plan and other arrangements that are intended to apply with respect to our overall compensation program following the completion of this offering. We are currently in the process of determining our overall compensation program we anticipate implementing for our senior executives, including our NEOs following completion of this offering. At this time, we have determined (i) the annual base salaries that are expected to apply for periods following the completion of this offering, and (ii) the target annual bonus percentages that are expected to apply for fiscal year 2024, in each case, with respect to such senior executives, which amounts and percentages are described below for our NEOs:

Name and Title	Post-IPO Base Salary ($)	Fiscal Year 2024 Target Bonus (% of salary)
Daniel Shugar
Chief Executive Officer	863,000	110%
David Bennett
Chief Financial Officer	470,000	75%
Howard Wenger
President	505,000	80%
Bruce Ledesma
President — Strategy, Software & Administration	505,000	80%
Nicholas (Marco) Miller
Chief Operating Officer	395,000	65%
Léah Schlesinger
General Counsel, Chief Ethics and Compliance Officer and Secretary	355,000	70%

Nextracker compensation benchmarks and peer group

Following the completion of this offering, we expect that our compensation and people committee will, in its discretion, develop, determine and adjust compensation benchmarks and the peer group with respect to Nextracker (the “Nextracker Peer Group”). Based, in part, on the advice of FW Cook, Flex has identified the following companies which currently comprise the Nextracker Peer Group:

Advanced Energy	First Solar	MKS Instruments
Arcosa	Generac	Shoals
Array	Gibraltar Industries	SolarEdge
Cree	Itron	SunPower
EnerSys	Littlefuse	Sunrun

*	Notwithstanding the companies comprising the foregoing Nextracker Peer Group, in implementing the TSR component of our performance-based long-term equity incentive awards (described below), we utilized as peer companies the companies that comprise the MAC Global Solar Energy Stock Index (https://macsolarindex.com/stocks-in-the-index).

Second Amended and Restated 2022 Nextracker Inc. Equity Incentive Plan

Prior to the completion of this offering, we expect to obtain the requisite stockholder approval with respect to the Second Amended and Restated 2022 Nextracker Inc. Equity Incentive Plan (the “LTIP”), which we expect will become effective no later than the day immediately prior to the date that the offering of our shares of our Class A common stock pursuant to this prospectus is declared effective by the SEC (the “Effective Date”). The material terms that are expected to apply with respect to the LTIP are summarized below.

Awards (“Legacy Awards”) previously granted under the First Amended and Restated 2022 Nextracker LLC Equity Incentive Plan (the “Prior Plan”) in respect of “Common Units” within the meaning of the Prior Plan (“Common Units”) will automatically be amended pursuant to the terms of the LTIP upon the Effective Date, such that, all such Legacy Awards will cease to relate to Common Units and will thereafter relate to shares of our Class A common stock for all purposes.

Term of the LTIP. Unless terminated earlier, the LTIP will continue for a period of 10 years after the date of the requisite stockholder approval described above.

Eligibility. All of our employees and directors and those of our subsidiaries and affiliates, including officers, members of our board of directors (including both employee and non-employee directors), and consultants of the Company and its subsidiaries and certain affiliates (excluding certain of our parent companies, such as Flex), are eligible to be selected as award recipients under the LTIP. Awards under the LTIP will generally be exercisable or payable only while the participant is an employee, director or consultant, as applicable. However, the Administrator (as defined below) may, in its discretion, provide that an award may be paid or exercised following termination of service, a change of control event, or the retirement, death or disability of the participant.

Administration. The LTIP will be administered by our board of directors or a designated committee of the board (the “Administrator”). The Administrator will have complete discretion, subject to the provisions of the LTIP, to select each eligible individual to whom awards will be granted and to determine the type and amount of awards to be granted, the timing of such awards, and the other terms and conditions of awards granted under the LTIP. Subject to the terms of the LTIP, the Administrator may delegate its authority under the LTIP to one or more members of our board of directors or one or more of our officers. The Administrator also will have the power to interpret the LTIP and award agreements, to establish rules and regulations relating to the LTIP, and to make all other determinations necessary or advisable for administering the LTIP.

Available awards. The LTIP will authorize the Company to provide equity-based compensation in the form of: (i) stock options, including incentive stock options entitling the option holder to favorable tax treatment under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”); (ii) restricted stock units; (iii) stock appreciation rights; (iv) performance stock awards and performance stock units; and (v) other stock-based awards that are not inconsistent with the LTIP. Each type of award is described below under the section entitled “—Types of Awards Authorized Under the LTIP.” Each award granted under the LTIP will be evidenced by an award agreement that sets forth the terms, conditions and limitations applicable to such award as determined by the Administrator in its discretion.

Shares available for awards. Subject to adjustment in the event of specified capitalization events, the LTIP will have a reserve of 12,857,143 shares of our Class A common stock available for issuance as of the date the LTIP becomes effective, all of which may be used to grant incentive stock options.

Share counting. Under the LTIP, each share of our Class A common stock that is subject to any award will count against the aggregate LTIP limit as one share. To the extent that an award terminates, expires, lapses for any reason, or is settled in cash, any shares subject to the award will again be available for the grant of an award pursuant to the LTIP. Shares that are withheld (if and to the extent permitted by applicable law) to satisfy the grant or exercise price or tax withholding obligations will be treated as issued under the LTIP and will be deducted from the number of shares that may be issued under the LTIP. Further, any shares that are acquired by the Company (if and to the extent permitted by applicable law) to satisfy the grant or exercise price or tax withholding obligations pursuant to any award under the LTIP will not be added back to the aggregate number of shares that may be issued pursuant to the plan.

Repricing prohibited without stockholder approval. The repricing, replacement or regranting of any previously granted award, through cancellation or by lowering the exercise price or purchase price of such award, will be prohibited under the LTIP unless our stockholders first approve such repricing, replacement or regranting. Similarly, no “underwater” option or share appreciation right may be cancelled in exchange for cash unless otherwise approved by such stockholders.

Types of awards authorized under the LTIP:

•

Stock Options. Stock options may be granted that entitle the option holder to purchase shares of our Class A common stock at a price set forth in the applicable award agreement. Stock options may be granted as non-qualified stock options or as incentive stock options, or in any combination of the two. The exercise price of any stock option may not be less than the fair market value of a share on the date of grant, and the maximum term for any stock option is 10 years (five years, in the case of grants to any individual who owns more than ten percent of the total voting power of the Company). The Administrator will determine the methods by which the exercise price of a stock option may be paid, which may include: (i) a payment in cash or by check; (ii) delivery of other property acceptable to the Administrator (e.g., a net exercise sell to cover the exercise price pursuant to the applicable awards agreements issued under the LTIP); or (iii) any combination of the foregoing methods of payment. Incentive stock options may be granted only to our employees and those of its subsidiaries. In addition, in the case of any incentive stock options granted to any individual who owns, as of the date of grant, shares possessing more than 10% of the total combined voting power of all classes of our shares, the incentive stock option must have an exercise price on a per-share basis that is not less than 110% of the fair market value of a share on the date of grant and the maximum term of any such incentive stock option is 5 years. The aggregate fair market value (determined as of the time the option is granted) of all shares with respect to which incentive stock options are first exercisable by a grantee in any calendar year may not exceed $100,000 or such other limitation as imposed by Section 422(d) of the Code.

•

Stock Appreciation Rights. A stock appreciation right is a right, exercisable by the surrender of all or a portion of the stock appreciation right, to receive a payment equal to the product of: (i) the excess of (A) the fair market value of a share of our Class A common stock on the date the stock appreciation right is exercised over (B) the grant price of the stock appreciation right; and (ii) the number of shares with respect to which the stock appreciation right is exercised. No stock appreciation right may be exercisable more than 10 years from the date of grant. A stock appreciation right may be paid in cash, in shares (based on the fair market value of such shares on the date the stock appreciation right is exercised) or in a combination of cash and shares, as determined by the Administrator.

•

Restricted Stock Units. A restricted stock unit is a type of contingent stock award that generally entitles the participant to receive a number of shares of our Class A common stock, or the value of such shares, in connection with the satisfaction of vesting conditions determined by the Administrator, as specified in the award agreement for the restricted stock units. Restricted stock units may be denominated in unit equivalents of shares and/or units of value including the dollar value of shares. At the time of grant of the restricted stock unit award, the Administrator will specify the date or dates on which the award will become vested and non-forfeitable, and may specify any other terms and conditions. In addition, the Administrator will specify the settlement date applicable to each restricted stock unit, which may not be earlier than the vesting date or dates of the award. Settlement of restricted stock units may be made in shares or in cash (in an amount reflecting the fair market value of the shares that would have been issued) or any combination of cash and shares, as determined by the Administrator in its sole discretion.

•

Performance Stock and Performance Stock Units. Performance stock represents the right to receive shares of our Class A common stock, or the value thereof, the payment of which is contingent upon achieving certain performance criteria established by the Administrator. Performance stock units represent a right to receive shares, or the value of such shares, the payment of which is contingent upon achieving certain performance criteria established by the Administrator. Performance stock unit awards may be denominated in unit equivalents of shares and/or units of value including the dollar value of shares. Performance stock awards and performance stock units may be linked to any one or more of the performance criteria specified in the LTIP, or other specific performance criteria determined appropriate by the Administrator, in each case on a specified date or dates or over any performance period determined by the Administrator. In addition, the Administrator will specify the settlement date applicable to each performance stock award or performance stock unit award, which may not be earlier than the vesting date or dates of the award. Settlement of a performance stock or a performance stock unit may be made in shares or in cash (in an amount reflecting the fair market value of the shares that would have been issued) or in any combination of cash and shares, as determined by the Administrator in its sole discretion.

•

Other Stock-Based Awards. In addition to restricted stock units, performance stock awards and performance stock unit awards, the Administrator is authorized under the LTIP to make any other award to an eligible individual that is not inconsistent with the provisions of the LTIP and that by its terms involves or might involve the issuance of: (i) shares of our Class A common stock; (ii) a right with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria specified in the LTIP or other conditions; or (iii) any other security with the value derived from the value of our shares.

Amendment and termination. The Administrator will be permitted at any time to amend or modify the LTIP in any or all respects, except that (i) any such amendment or modification may not adversely affect the rights of any holder of an award previously granted under the LTIP unless such holder consents and (ii) grants to non-employee directors may not be amended at intervals more frequently than once every 6 months, other than to the extent necessary to comply with applicable U.S. income tax laws and regulations. The Administrator may terminate the LTIP at any time. However, without the approval of our stockholders and except as described below under “Adjustments”, the Administrator will not:

•	amend the LTIP to increase the maximum number of shares issuable under the LTIP;

•	materially modify the eligibility requirements for participation in the LTIP; or

•	materially increase the benefits accruing to participants in the LTIP.

Further, the Administrator will not be permitted to amend the LTIP in any manner that requires stockholder approval under the stock exchange listing requirements applicable to the Company, without receipt of such stockholder approval.

Dividends. No dividends may be paid to a plan participant with respect to an award prior to the vesting of such award. An award may provide for dividends or dividend equivalents to accrue on behalf of a participant as of each dividend payment date during the period between the date the award is granted and the date the award is exercised, vested, expired, credited or paid, and to be converted to vested cash or shares of our Class A common stock at the same time and subject to the same vesting conditions that apply to the shares to which such dividends or dividend equivalents relate.

Adjustments. The Administrator will make certain adjustments to the LTIP and to the outstanding awards under the LTIP in the event of any stock split, extraordinary dividend, recapitalization, combination of shares, exchange of shares, spin-off or other change affecting the outstanding shares as a class without the Company’s receipt of consideration. In the event of such a change, appropriate adjustments will be made to:

•	the maximum number and/or class of securities issuable under the LTIP;

•	the maximum number and/or class of securities for which any participant may be granted awards under the terms of the LTIP or that may be granted generally under the terms of the LTIP; and

•	the number and/or class of securities and price per share in effect under each outstanding award.

Any such adjustments to the outstanding awards will generally be effected in a manner as to preclude the enlargement or dilution of rights and benefits under such awards.

Acceleration. Unless otherwise provided in the applicable award agreement or other agreement between the Company and the participant, in the event of a change of control (as defined in the LTIP) in which the participant’s awards are not converted, assumed, or replaced by a successor or survivor corporation, or a parent or subsidiary thereof, then such awards will automatically vest and become fully exercisable and all forfeiture restrictions on such awards will lapse immediately prior to the change of control and, following the consummation of such a change of control, all such awards will terminate and cease to be outstanding.

Compliance with Section 409A of the Internal Revenue Code. To the extent applicable, it is intended that the LTIP and any grants made under the LTIP will comply with or be exempt from the provisions of Section 409A of the Code, so that the income inclusion provisions of Section 409A(a)(1) of the Code do not apply to the participants. The LTIP and any grants made under the LTIP will be administered and interpreted in a manner consistent with this intent.

Transferability. In general, awards granted under the LTIP may not be transferred in any manner other than by will or by the laws of descent and distribution. Awards may be transferred to family members through a gift or domestic relations order.

Withholding taxes. The Company or any affiliate of the Company, as appropriate, may deduct or withhold, or require a participant to remit to the Company, an amount sufficient to satisfy U.S. federal, state and local taxes and any taxes imposed by jurisdictions outside of the United States (including income tax, social insurance contributions, payment on account and any other taxes that may be due) required by law to be withheld with respect to any taxable event concerning a participant arising as a result of the LTIP. In addition, the Company or any affiliate of the Company may take any action as may be necessary in its opinion to satisfy withholding obligations for the payment of taxes by any means authorized by the Administrator. No shares will be delivered under the LTIP to any participant or other person until the participant or such other person has made arrangements acceptable to the Administrator for the satisfaction of applicable tax obligations arising as a result of awards made under the LTIP.

Long-term equity awards were granted under the Prior Plan to certain personnel, including our NEOs. These awards consisted of options, restricted incentive units and performance incentive units. In general, vesting of these awards is dependent on the consummation of Nextracker’s initial public offering within a specified period, along with the attainment of certain performance conditions for the option awards (based on attainment of the specified compounded annual growth rate (CAGR) of Nextracker’s equity valuation) and performance incentive unit awards (based on attainment of the then-applicable metrics that apply under Nextracker’s short-term incentive plan for periods preceding an initial public offering and thereafter based in part on such metrics and in part on relative TSR). Vesting also may occur upon a change in control; provided that the requisite performance conditions for the option awards (based on attainment of the specified appreciation of Nextracker’s implied equity value) and performance incentive unit awards are satisfied (based on the short-term incentive plan metrics described above). The following long-term equity awards were granted under the LTIP to our NEOs in early FY’23*:

Name	Service-based RSUs (# shares)	Performance- based RSUs (# shares)	Total Service- based and Performance- based RSU Value ($)(1)	Option Units (# shares)	Option Value @ Grant ($)(2)

Daniel Shugar	132,976	132,976	4,730,495	398,571	2,059,020

David Bennett	38,690	38,690	1,376,375	119,048	615,000

Howard Wenger	82,143	82,143	2,922,150	247,619	1,279,200

Bruce Ledesma	82,143	82,143	2,922,150	247,619	1,279,200

Nicholas Miller	44,048	44,048	1,566,950	132,381	683,880

Léah Schlesinger	38,690	38,690	1,376,375	63,333	327,180

*	Because these awards were granted in fiscal year 2023, the awards are not described in the Summary Compensation Table and related tables below.
(1)	Reflects the grant date fair value as determined by a nationally recognized third-party valuation firm in accordance with the Financial Accounting Standards Board Accounting Standards Codification Topic 718, Comparison—Stock Compensation. The fair value of PSUs is estimated on the date of grant using a Monte Carlo simulation model.

(2)	Reflects the grant date fair value as determined by a nationally recognized third-party valuation firm in accordance with the Financial Accounting Standards Board Accounting Standards Codification Topic 718, Comparison—Stock Compensation. Notwithstanding such third-party valuation, pursuant to the terms of the LLC Agreement, the Company used an assumed equity value of $21.00 per unit for purposes of each option exercise price. Such value was based on the per unit price TPG paid for the LLC Preferred Units acquired prior to this offering.

Executive Compensation

The following table sets forth the fiscal year 2022 compensation for:

•	Daniel Shugar,
•	David Bennett,
•	Howard Wenger,
•	Bruce Ledesma,
•	Nicholas (Marco) Miller, and
•	Léah Schlesinger.

The executive officers included in the Summary Compensation Table are referred to in this prospectus as our NEOs. A detailed description of the plans and programs under which these NEOs received the following compensation can be found in the section entitled “Compensation discussion and analysis” of this prospectus. Additional information about these plans and programs is included in the additional tables and discussions that follow the Summary Compensation Table.

Summary compensation table

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Share Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)	Total ($)

Daniel Shugar Chief Executive Officer	2022	415,000	—	549,985	110,992	—	13,355	1,089,332

David Bennett Chief Financial Officer	2022	429,000	141,005	425,000	299,195	4,653	13,486	1,312,339

Howard Wenger President	2022	58,333	—	—	19,602	—	42	77,977

Bruce Ledesma President - Strategy, Software & Administration	2022	385,000	—	449,984	102,969	—	12,683	950,636

Nicholas (Marco) Miller Chief Operation Officer	2022	308,431	3,540	144,997	77,817	—	8,328	543,113

Léah Schlesinger General Counsel, Chief Ethics and Compliance Officer and Secretary	2022	281,432	1,746	89,993	54,468	—	7,345	434,984

(1)	Includes amounts contributed by the executive to the 2010 Deferred Plan and 401(k) plan accounts.

(2)	This column shows the unvested portion of 2010 Deferred Plan ECC accounts that vested during the 2022 fiscal year for certain of our NEOs, as well as discretionary bonus payouts with respect to some of our NEOs. With respect to Mr. Bennett, the deferred compensation accounts that vested during FY’22 and, with respect to the other NEOs, the discretionary bonuses related to their quarterly and annual bonus payouts. For additional information about Flex’s deferred compensation arrangements, see the section entitled “Compensation discussion and analysis—Compensation-setting process and fiscal year 2022 executive compensation—Deferred compensation awards” of this prospectus and the discussion under the section entitled “Deferred compensation for fiscal year 2022” of this prospectus.

(3)	Share awards consist of RSUs granted with respect to Flex’s ordinary shares under Flex’s 2017 Equity Incentive Plan (the “2017 Plan”). The amounts in this column do not reflect compensation actually received by our NEOs, nor do they reflect the actual value that will be realized by our NEOs. Instead, the amounts reflect the grant date fair value for RSUs and calculated in accordance with FASB ASC Topic 718. For additional information regarding the assumptions made in calculating the amounts reflected in this column, see Note 6 to Flex’s audited combined financial statements, “Share-based compensation,” included in its Annual Report on Form 10-K with respect to the fiscal year ended March 31, 2022.

(4)	The amounts in this column represent incentive cash bonuses earned in fiscal year 2022. For additional information, see the section entitled “Compensation discussion and analysis—Compensation setting process and fiscal year 2022 executive compensation—Short-term incentive bonuses” of this prospectus.

(5)	The amounts in this column represent the above-market earnings on the vested portions of the 2010 Deferred Plan ECC account for certain of our NEOs. None of our NEOs participated in any defined benefit or actuarial pension plans in any period presented. Above-market earnings represent the difference between market interest rates determined pursuant to SEC rules and earnings credited to the vested portion of our NEOs’ deferred compensation accounts. See the Nonqualified Deferred Compensation in Fiscal Year 2022 table of this prospectus for additional information.

(6)	The following table provides a breakdown of compensation included in the “All Other Compensation” column for fiscal year 2022:

Name	Pension/ Savings Plan Flex Match Expenses/ Social Security ($)(1)	Medical / Enhanced Long- Term Disability ($)(2)	Other ($)	Total ($)

Daniel Shugar	10,999	2,356		13,355

David Bennett	11,845	1,641		13,486

Howard Wenger	—	42		42

Bruce Ledesma	10,400	2,283		12,683

Nicholas (Marco) Miller	8,328	—		8,328

Léah Schlesinger	7,345	—		7,345

(1)	The amounts in this column represent Flex’s regular employer matching contributions to the 401(k) plan accounts for our NEOs.

(2)	The amounts in this column represent Flex’s contribution to the executive long-term disability program, for the benefit of Messrs. Shugar, Bennett, Wenger and Ledesma, which executive program provides additional benefits beyond the basic employee long-term disability program.

Grants of plan-based awards in fiscal year 2022

The following table presents information about non-equity incentive plan awards and RSU awards with respect to Flex’s ordinary shares that were granted during the 2022 fiscal year to our NEOs under the 2017 Plan. There were no grants of stock options to our NEOs during Flex’s 2022 fiscal year.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Share Awards: Number of Shares of Stock or Units (#)(2)	Grant Date Fair Value of Shares ($)(3)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)
Daniel Shugar	6/30/2021				30,777	549,985
		76,083	207,500	415,000

David Bennett	6/9/2021				23,326	425,000
		110,880	302,400	604,800

Howard Wenger
		10,694	29,167	58,333

Bruce Ledesma	6/30/2021				25,181	449,984
		70,583	192,500	385,000

Nicholas (Marco) Miller	6/30/2021				8,114	144,997
		51,080	139,309	278,618

Léah Schlesinger	6/30/2021				5,036	89,993
		36,295	98,986	197,973

(1)	These amounts show the range of possible payouts under the cash incentive programs for fiscal year 2022. The maximum payment represents 200% of the target payment. The threshold payment represents 37% of target payout levels. Mr. Wenger’s bonus threshold, target and maximum amounts were prorated based on actual earnings and on his February 7, 2022 hire date. For the short-term incentive bonus plan, the amounts actually earned for fiscal year 2022 are reported as Non-Equity Incentive Plan Compensation in the Summary Compensation Table. For additional information, see the section entitled “Compensation discussion and analysis—Compensation setting process and fiscal year 2022 executive compensation—Short-term incentive bonuses” of this prospectus.

(2)	This column shows the number of service-based RSUs granted in fiscal year 2022 under the 2017 Plan. For each NEO, the RSUs vest in three annual installments at a rate of 33% per year, provided that the executive continues to remain employed on the vesting dates. For additional information, see the section entitled “Compensation discussion and analysis—Long-term incentive compensation—Grants during fiscal year 2022” of this prospectus.

(3)

This column shows the grant date fair value of service-based RSUs under the 2017 Plan under FASB ASC Topic 718 granted to our NEOs in fiscal year 2022. The grant date fair value is the amount that will be expensed in Flex’s financial statements over the awards’ vesting schedule. For service-based RSUs, the grant date fair value is the closing price of Flex’s ordinary shares on the grant date. Additional information on the valuation assumptions is included in Note 6 to Flex’s audited combined financial statements, “Share-based compensation,” included in its Annual Report on Form 10-K with respect to the fiscal year ended March 31, 2022.

Outstanding equity awards at 2022 fiscal year-end

The following table presents information about outstanding share awards held by our NEOs under the 2017 Plan as of March 31, 2022. The table shows information about: (i) service-based RSUs under the 2017 Plan and (ii) PSUs under the 2017 Plan.

The market value of the share awards is based on the closing price of Flex’s ordinary shares as of March 31, 2022, which was $18.55. For PSUs, the number of unearned shares and the market values shown assume all performance criteria are met at maximum based on performance through March 31, 2022. For additional information on our equity incentive programs, see the section entitled “Compensation discussion and analysis—Long-term incentive compensation.”

	Share Awards
Name	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(1)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)

Daniel Shugar	6,755	(3)	125,305	—		—

	17,345	(3)	321,750	—		—

	16,806	(4)	311,753	34,689	(9)	643,487

	30,777	(3)	570,913	—		—

David Bennett	3,741	(5)	69,396	—		—

	11,068	(5)	205,311	44,270	(10)	821,209

	13,045	(5)	241,985	—		—

	12,640	(4)	234,465	26,089	(9)	483,957

	23,326	(5)	432,697	—		—

Bruce Ledesma	19,575	(6)	363,116	—		—

	14,192	(6)	263,262	—		—

	13,750	(4)	255,063	28,381	(9)	526,474

	25,181	(6)	467,108	—		—

Nicholas (Marco) Miller	5,531	(7)	102,600	—		—

	6,938	(7)	128,700	—		—

	8,114	(7)	150,515	—		—

Léah Schlesinger	1,071	(8)	19,867	—		—

	2,765	(8)	51,291	—		—

	8,199	(8)	152,091	—		—

	5,036	(8)	93,418	—		—

(1)	This column includes PSUs granted in fiscal years 2020 and 2021 under the 2017 Plan which vesting is based on Flex’s TSR relative to the return of the S&P 500 Index.

(2)	The projected payouts for PSUs for the 2019-2022 and 2020-2023 performance cycles are reported at maximum.

(3)	6,755 shares vest on May 22, 2022; 17,345 shares vest at a rate of 8,672 shares per year for two years, with the first vesting date on June 19, 2022; and 30,777 shares vest at a rate of 10,259 shares per year for three years, with the first vesting date on June 30, 2022.

(4)	Actual payout for Year 1 TSR PSUs to vest on June 3, 2023.

(5)	3,741 shares vest on June 19, 2022; 11,068 shares vest at a rate of 5,534 shares per year for two years, with the first vesting date on June 11, 2022; 13,045 shares vest at a rate of 6,522 shares per year for two years, with the first vesting date on June 3, 2022; and 23,326 shares vest at a rate of 7,775 shares per year for three years, with the first vesting date on June 9, 2022.

(6)	19,575 shares vest at a rate of 9,787 shares per year for two years, with the first vesting date on May 30, 2022; 14,192 shares vest at a rate of 7,096 shares per year for two years, with the first vesting date on June 19, 2022; and 25,181 shares vest at a rate of 8,393 shares per year for three years, with the first vesting date on June 30, 2022.

(7)	5,531 shares vest at a rate of 2,765 shares per year for two years, with the first vesting date on June 14, 2022; 6,938 shares vest at a rate of 3,469 shares per year for two years, with the first vesting date on June 19, 2022; and 8,114 shares vest at a rate of 2,704 shares per year for three years, with the first vesting date on June 30, 2022.

(8)	1,071 shares vest on June 14, 2022; 2,765 shares vest at a rate of 1,382 shares per year for two years, with the first vesting date on June 14, 2022; 8,199 shares vest at a rate of 4,099 shares per year for two years, with the first vesting date on June 19, 2022; and 5,036 shares vest at a rate of 1,678 shares per year for three years, with the first vesting date on June 30, 2022.

(9)	Remaining TSR PSUs vest on June 3, 2023 assuming a maximum payout.

(10)	TSR PSUs vest on June 11, 2022 assuming a maximum payout.

Shares vested in fiscal year 2022

The following table presents information for each of our NEOs regarding (i) stock option exercises under the NEXTracker 2014 Equity Incentive Plan, including the number of shares acquired upon exercise and the value realized, and (ii) the number of shares acquired upon the vesting of share-based awards in the form of RSUs under Flex’s 2017 Plan during fiscal year 2022 and the value realized, in each case before payment of any applicable withholding tax and broker commissions.

	Option Awards		Share Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Daniel Shugar	—	—	15,426	271,232

David Bennett	—	—	119,622	2,206,163

Bruce Ledesma	—	—	16,882	301,973

Nicholas (Marco) Miller	11,548	223,107	6,233	110,097

Léah Schlesinger	—	—	7,499	132,368

(1)	The amounts in this column reflect the aggregate dollar amount realized upon exercise of the options determined by the difference between the market price of the underlying shares at exercise and the exercise price of the options.

(2)	The amounts in this column reflect the aggregate dollar amount realized upon the vesting of RSUs, determined by multiplying the number of Flex’s ordinary shares underlying such awards by the market value of the underlying shares on the vesting date.

Pension benefits in fiscal year 2022

Our NEOs do not receive any compensation in the form of pension benefits.

Nonqualified deferred compensation in fiscal year 2022

All of our NEOs are eligible to participate in the 2010 Deferred Plan. Flex’s deferred compensation program is intended to promote retention by providing a long-term savings opportunity on a tax-efficient basis. Under the 2010 Deferred Plan, participating officers may defer up to 70% of their base salary and bonus, net of certain statutory and benefit deductions. Flex may make a discretionary matching contribution for these deferrals to reflect limitations on the matching contribution under Flex’s 401(k) plan. Under this plan, Flex may also make annual employer contributions, in amounts up to 37.5% of Mr. Bennett’s base salary and 25% of Messrs. Shugar’s, Wenger’s and Ledesma’s base salaries, which will cliff vest after four years. For these annual contributions, 50% of the funding is paid as a percentage of base salary and the remaining 50% is performance-based, up to a maximum of 150%. This aligns to the distribution of performance and time-based elements in Flex’s long-term compensation programs. Amounts credited to the deferral accounts are deemed to be invested in hypothetical investments selected by a participant or an investment manager on behalf of each participant. Participants in the 2010 Deferred Plan may receive their vested deferred compensation balances upon termination of employment at such time as is specified in their deferral agreements, which may include a lump sum payment or installment payments made over a period of years. Participants also may elect in-service distributions through a lump sum payment or in installments over a period of up to ten years.

In connection with Flex’s deferred compensation program, Flex has entered into trust agreements providing for irrevocable trusts into which Flex deposits cash or other assets, equal to the aggregate amount required to be credited to the participants’ deferral accounts, less any applicable taxes to be withheld. The deferred account balances of the participants in the deferred compensation program are unfunded and unsecured obligations of Flex, receive no preferential standing, and are subject to the same risks as any of our other general obligations.

For a discussion of the contributions granted to each of our NEOs and their vesting terms, including vesting upon the executive’s termination or a change of control of Flex, see the sections entitled “Compensation discussion and analysis—Compensation setting process and fiscal year 2022 executive compensation—Deferred compensation awards” and “Executive compensation—Potential payments upon termination or change of control.”

The following table presents information for fiscal year 2022 regarding, as applicable: (i) contributions to our NEOs’ deferred compensation plan accounts that are made by the executive; (ii) contributions to our NEOs’ deferred compensation plan accounts that are made by Flex; (iii) aggregate earnings (or losses) on our NEOs’ deferred compensation plan accounts; (iv) aggregate withdrawals and distributions from our NEOs’ deferred compensation plan accounts; and (v) our NEOs’ deferred compensation plan account balances as of the end of the fiscal year. For fiscal year 2022, Mr. Bennett received a deferred cash award with a value of 37.5% of his fiscal year 2021 base salary and Messrs. Shugar and Ledesma each received deferred compensation awards that averaged approximately 25.0% of their 2021 respective base salaries. Upon hire, Mr. Wenger was eligible to receive an initial seed contribution equal to 25.0% of his FY’22 base salary (actual contribution was funded in July 2022 and is described in this CD&A for the sake of completeness).

Nonqualified deferred compensation table

Name	Executive contributions in last fiscal year ($)(1)	Employer contributions in last fiscal year ($)(2)	Aggregate earnings (losses) in last fIscal year ($)(3)	Aggregate withdrawals/ distributions ($)	Aggregate balance at fiscal year-end ($)(4)
Daniel Shugar	—	103,750	47	—	222,203

David Bennett	25,934	157,500	45,897	40,118	1,425,470

Howard Wenger	—	96,250	—	—	96,250

Bruce Ledesma	—	96,250	6,199	2,326	278,892

Nicholas (Marco) Miller	—	—	—	—	—

Léah Schlesinger	—	—	—	—	—

(1)	Reflects the salary payments deferred by our NEOs during the fiscal year. These amounts are included in the Summary Compensation Table under the “Salary” and “Bonus” columns, as applicable.

(2)	These amounts represent Flex’s employer contributions under the 2010 Deferred Plan. These amounts cliff vest after four years. None of these amounts have vested under this plan as of March 31, 2022. These amounts, including any earnings or losses thereon, will be reported under the “Bonus” column of the Summary Compensation Table upon vesting in future years if the executive continues to be an NEO. Howard Wenger’s employer contribution of $96,250 was funded in July 2022. For additional information on these amounts and their vesting terms, including vesting upon the executive’s termination or change of control of Flex, see the sections entitled “Compensation discussion and analysis—Compensation setting process and fiscal year 2022 executive compensation—Deferred compensation awards” of this prospectus and “Executive compensation—Potential payments upon termination or change of control.”

(3)	Reflects earnings (or losses) for each NEO on both the vested and unvested portions of the executive’s deferred compensation account(s). The above-market portion of the earnings on the vested portion of the executive’s deferred compensation account(s) is included under the “Change in Pension Value and Nonqualified Deferred Compensation Earnings” column in the Summary Compensation Table. Any earnings that vest in a given year are reported in the “Bonus” column in the Summary Compensation Table.

(4)	The amounts in this column include the following unvested balances related to the respective 2010 Deferred Plan account of the NEOs: Daniel Shugar—$222,203; David Bennett—$699,371; and Bruce Ledesma—$277,131. Howard Wenger’s employer contribution of $96,250 was funded in July 2022.

Potential payments upon termination or change of control

As described in the section entitled “Compensation Discussion and Analysis” of this prospectus, our NEOs do not have employment agreements with us. Our NEOs are eligible for certain termination and change of control benefits under the Standard Severance Program, the Executive Severance Program, the 2010 Deferred Plan and under the Flex Equity Plans (as defined below), as applicable.

Acceleration of vesting of deferred compensation

If the employment of any participant in the 2010 Deferred Plan is involuntarily terminated without cause or is terminated by the executive with good reason within two years following a change of control (as defined in the 2010 Deferred Plan), the entire unvested portion of the deferred compensation account of such participant will vest. In addition, continued vesting of the deferred compensation account that is attributable to 2020 incentive accruals will apply in the event of a participant’s qualifying retirement (with “retirement” meaning a voluntary termination of service after the participant has attained the age 55 and completed at least 5 years of service as an employee with respect to Flex and its affiliates, with such years of age and service totaling, at least 65).

Acceleration of vesting of equity awards

The number of unvested equity awards held by each NEO as of March 31, 2022 is listed above in the Outstanding Equity Awards at 2022 Fiscal Year-End table. All unvested outstanding equity awards held by our NEOs at the end of fiscal year 2022 were granted under Flex’s 2017 Equity Incentive Plan (the “Flex Equity Plan”) which provide certain benefits to plan participants in the event of the termination of such participant’s employment or a change of control of Flex. The terms of these benefits are described below.

Treatment of certain awards upon retirement

Subject to any waiver by the Flex C&P Committee, all unvested RSU awards held by a plan participant will be forfeited if the participant’s employment ceases for any reason. However, certain award agreements granted under the Flex Equity Plans provide for continued vesting on the vesting dates specified in such award agreements in the event that a plan participant’s employment ceases due to a qualifying retirement. Such continued vesting has applied traditionally with respect to PSUs granted prior to fiscal year 2021 (on a pro-rata basis and contingent on attainment of the applicable performance criteria) with “retirement” meaning a voluntary termination of service after the participant has attained the age 60 and completed at least 10 years of service as an employee with respect to Flex and its affiliates. Beginning in fiscal year 2021, RSU and PSU awards granted receive continued vesting upon retirement, with “retirement” meaning a voluntary termination of service after the participant has attained the age 55 and completed at least 5 years of service as an employee with respect to Flex and its affiliates, with such years of age and service totaling, at least 65. At the current time, Mr. Shugar is the only NEO that satisfies the retirement criteria.

Treatment of certain awards upon death or disability

Certain award agreements for RSUs and PSUs granted under the 2017 Plan starting in June 2020 provide that if a plan participant ceases to provide services to Flex due to death or disability, then the awards will accelerate after the qualifying termination. In such circumstances, (i) RSUs will immediately vest, and (ii) PSUs will immediately vest as follows: completed cycles will vest based on actual performance and unfinished cycles will vest at target.

Double-trigger vesting upon a change of control

The Flex Equity Plan includes “double trigger” features, meaning that unvested RSU awards vest immediately only if (i) there is a change of control of Flex and (ii)(x) such awards are not converted, assumed or replaced by the successor or survivor corporation or (y) if provided by the Flex C&P Committee, the service of the award recipient is involuntarily terminated within a designated period following the effective date of such change of control, as described below.

Under the terms of the Flex Equity Plan, unless otherwise provided in the applicable award agreement or other agreement between Flex and the participant, in the event of a change of control of Flex (as defined in the Flex Equity Plans) in which the participant’s awards are not converted, assumed, or replaced by a successor or survivor corporation, or a parent or subsidiary thereof, then all forfeiture restrictions on such awards will lapse immediately prior to the change of control and, following the consummation of such a change of control, all such awards will terminate and cease to be outstanding.

Where awards under the Flex Equity Plans are assumed or continued after a change of control, the Flex C&P Committee may provide that one or more awards will automatically accelerate upon an involuntary termination of service within a designated period (not to exceed eighteen (18) months) following the effective date of such change of control. If the Flex C&P Committee so determines, immediately upon an involuntary termination of service following a change of control all forfeiture restrictions on such award will lapse.

Flex severance program

On August 20, 2015, Flex adopted the Severance Plan for Job Grade 34 and Severance Plan for Job Grades 32-33 (collectively, referred to above as the “Standard Severance Program”), and on January 17, 2019 the Flex C&P Committee adopted the Flex Ltd. Executive Severance Plan (referred to above as the “Executive Severance Program”). Our NEOs participate in these programs (collectively the “Flex Severance Program”), with the severance benefits as outlined in the table.

Severance plan	Participants	Severance benefit provided	Severance trigger
Severance Plan for Job Grade 34	Daniel Shugar, Bruce Ledesma and Howard Wenger

•  16 weeks base pay, plus 3 weeks of base pay for each full year of service, with the total benefit capped at 12 months

•  Bonus for completed performance periods, if termination occurs between end of performance period and payment date

• Involuntary termination related to a reduction in force, job elimination or facility closure
Severance Plan for Job Grades 31-33	Nicholas (Marco) Miller and Léah Schlesinger

•  12 weeks base pay, plus 2 weeks of base pay for each full year of service, with the total benefit capped at 6 months

•  Bonus for completed performance periods, if termination occurs between end of performance period and payment date

Flex LTD. Executive Severance Plan	David Bennett	• Described below	• Described below

Under the Standard Severance Program, the participant will receive the benefits described above, subject to the participant entering into and complying with a Severance Agreement in a form provided by Flex.

Under the Executive Severance Program, in the event of an involuntary termination of employment without “cause” or a voluntary termination for “good reason” (each such term as defined in the Executive Severance Program), the participant will receive the following benefits, subject to the participant entering into and complying with a Transition Agreement in a form provided by Flex:

•	continuation of base salary and benefits coverage during the transition period provided in the Transition Agreement and pro rata payment of annual bonus;

•	continued vesting of RSUs, PSUs and ECC awards under the 2010 Deferred Plan during the transition period; and

•	following the transition period, accelerated vesting of RSUs and ECC awards under the 2010 Deferred Plan that would have vested during the one-year period following the transition period.

During the transition period, the participant will be required to discharge his or her transition duties and comply with other terms and conditions to be set forth in the Transition Agreement, including customary non-competition, non-solicitation, non-disclosure, non-disparagement and cooperation provisions. Any violation of such obligations may result in cessation of benefits and clawback rights for Flex.

There are no tax gross-ups in any of the severance plans.

The consummation of the offering and the transactions contemplated in connection therewith are not expected to constitute a change in control of Flex, and pursuant to the employee matters agreement, the offering and such transactions will not trigger any entitlement to the above termination-related payments.

Potential payments upon termination or change of control as of March 31, 2022

The following table and accompanying notes show the estimated payments and benefits that would have been provided to each NEO under Flex’s compensation and benefit plans as a result of (i) the accelerated vesting of deferred compensation in the case of a change of control with a qualifying termination of employment and (ii) the accelerated vesting of RSUs and PSUs, as applicable, in the event of a change of control if such awards are not assumed by the successor company in connection with the change of control, (iii) involuntary termination resulting in severance pay under the Flex Severance Program or (iv) retirement, death or disability.

Calculations for this table assume that the triggering event took place on March 31, 2022, the last business day of Flex’s 2022 fiscal year, and are based on the price per share of Flex’s ordinary shares on such date, which was $18.55. The following table does not include potential payouts of vested benefits under the 2010 Deferred Plan.

Name	Change in control with termination ($)	Change in control and no assumption of award ($)(1)	Involuntary termination without cause or voluntary termination for good reason ($)(2)	Retirement ($)(3)		Death or disability(4)
Daniel Shugar
Base Pay Severance(5)	415,000	—	415,000	—		—

Benefits Continuation(5)	—		—	—		—

Bonus Severance(6)	110,992	—	110,992	110,992		110,992

Vesting of Deferred Compensation(7)	222,203	—	—	103,765		103,765

Vesting of Service-based RSUs(8)	—	1,017,968	—	892,663		892,663

Vesting of Performance-based RSUs(8)(9)	—	482,615	—	—		—

Pro Rata Vesting of PSUs	—	—	—	290,716	(9)	376,027

Total	748,195	1,500,583	525,992	1,398,136		1,483,447

David Bennett
Base Pay Severance(5)	432,000	—	432,000	—		—

Benefits Continuation(5)	20,486		20,486	—		—

Bonus Severance(6)	299,195	—	299,195	—		299,195

Vesting of Deferred Compensation(7)	519,653	—	252,889	—		153,711

Vesting of Service-based RSUs(8)	805,144	949,389	805,144	—		674,682

Name	Change in control with termination ($)	Change in control and no assumption of award ($)(1)	Involuntary termination without cause or voluntary termination for good reason ($)(2)	Retirement ($)(3)	Death or disability(4)
Vesting of Performance-based RSUs(8)	410,604	773,572	410,604	—	—

Pro Rata Vesting of PSUs	—	—	—	—	289,782

Total	2,487,082	1,722,961	2,220,318	—	1,417,370

Howard Wenger
Base Pay Severance(5)	118,462	—	118,462	—	—

Benefits Continuation(5)	—	—	—	—	—

Bonus Severance(6)	19,602	—	19,602	—	19,602

Vesting of Deferred Compensation(7)	96,250	—	—	—	96,250

Vesting of Service-based RSUs(8)	—	—	—	—	—

Vesting of Performance-based RSUs(8) (9)	—	—	—	—	—

Pro Rata Vesting of PSUs	—	—	—	—	—

Total	234,314	—	138,064	—	115,852

Bruce Ledesma
Base Pay Severance(5)	162,885	—	162,885	—	—

Benefits Continuation(5)	—	—	—	—	—

Bonus Severance(6)	102,969	—	102,969	—	102,969

Vesting of Deferred Compensation(7)	280,922	—	—	—	96,264

Vesting of Service-based RSUs(8)	—	1,093,485	—	—	730,369

Vesting of Performance-based RSUs(8) (9)	—	394,855	—	—	—

Pro Rata Vesting of PSUs	—	—	—	—	307,654

Total	546,776	1,488,340	265,853	—	1,237,256

Nicholas (Marco) Miller
Base Pay Severance(3)	154,788	—	154,788	—	—

Benefits Continuation(5)	—	—	—	—	—

Bonus Severance(3)	77,817	—	77,817	—	77,817

Vesting of Deferred Compensation(7)	—	—	—	—	—

Vesting of Service-based RSUs(4)	—	381,815	—	—	279,215

Vesting of Performance-based RSUs(8) (9)	—	—	—	—	—

Pro Rata Vesting of PSUs	—	—	—	—	—

Name	Change in control with termination ($)	Change in control and no assumption of award ($)(1)	Involuntary termination without cause or voluntary termination for good reason ($)(2)	Retirement ($)(3)	Death or disability(4)
Total	232,605	381,815	232,605	—	357,032

Léah Schlesinger
Base Pay Severance(5)	130,531	—	130,531	—	—

Benefits Continuation(5)	—	—	—	—	—

Bonus Severance(6)	54,468	—	54,468	—	54,468

Vesting of Deferred Compensation(7)	—	—	—	—	—

Vesting of Service-based RSUs(8)	—	316,667	—	—	245,509

Vesting of Performance-based RSUs(8) (9)	—	—	—	—	—

Pro Rata Vesting of PSUs	—	—	—	—	—

Total	184,999	316,667	184,999	—	299,977

(1)	The amounts shown represent the estimated value of the accelerated vesting of RSUs and PSUs (at target) following a change of control under the terms of the Flex Equity Plans, which assumes that such awards are not assumed or replaced by the successor corporation or its parent. If such awards are assumed or replaced in a change of control transaction, the vesting of such awards will not accelerate; provided, that the Flex C&P Committee may determine that awards under the Flex Equity Plans may be accelerated if the executive is involuntarily terminated within a certain period (not to exceed 18 months) following a change of control. All amounts shown in this column represent the intrinsic value of the awards based on the closing price of Flex’s ordinary shares on March 31, 2022, the assumed date of the triggering event.

(2)	The amounts shown represent the estimated value of amounts payable under the Flex Severance Program subject to the participant entering into and complying with a Severance Agreement or Transition Agreement, as applicable.

(3)	For termination of service due to retirement, (i) RSUs granted starting in June 2020 will continue to vest; (ii) the PSUs will not terminate; and (iii) a pro-rata number of vested shares shall be issued to the executive upon the vesting of the award pursuant to achieving the performance criteria at the end of the original performance period. The amounts reported assume vesting at 100% of target shares. In addition, RSU awards granted in fiscal year 2022 will remain eligible for continued vesting in the event of a termination of service due to retirement.

(4)	For termination of service due to death or disability, (i) RSUs granted starting in June 2020 will immediately vest in full, and (ii) PSUs granted starting in June 2020 will immediately vest as follows: completed cycles will vest based on actual performance and unfinished cycles will vest at target. The amounts disclosed above are target amounts as the cycles have not yet been completed.

(5)	Reference different severance calculations in the “Flex Severance Program” section above.

(6)	Represents payment of a pro-rated portion of the participant’s annual bonus.

(7)	The amount shown represents the portion of the unvested balance of the executive’s deferred compensation account that would vest in the event the executive is terminated by Flex without cause or resigns with good reason following a change of control of Flex (as defined in the 2010 Deferred Plan). Howard Wenger’s employer contribution of $96,250 was funded in July 2022. No executive’s deferred compensation account will vest upon a change of control (without any termination following such change of control) or upon the executive’s retirement.

(8)	Includes RSUs and PSUs that vest between April 1, 2022 to March 31, 2025.

(9)	The amounts shown represent TSR PSU performance at target through March 31, 2022.

Principal stockholders

The following table sets forth information regarding the beneficial ownership of our Class A common stock and Class B common stock, (i) after giving effect to the Transactions, including the TPG Election but excluding this offering, and (ii) as adjusted to give effect to this offering, for:

•

each person or group who is known by us to beneficially own 5% or more of our outstanding shares of our Class A common stock or our Class B common stock (including any securities convertible or exchangeable within 60 days into Class A common stock or Class B common stock, as applicable),

•	each member of our board of directors upon completion of this offering and each named executive officer, and

•	the members of our board of directors upon the completion of this offering and our executive officers, as a group.

As described in the sections entitled “Our organizational structure” and “Certain relationships and related party transactions,” each LLC Common Unit (other than LLC Common Units held by us) together with a corresponding number of shares of Class B common stock is exchangeable from time to time at the holder’s option for newly-issued shares of our Class A common stock on a one-for-one basis or for cash in accordance with the Exchange Agreement. Yuma, Yuma Sub and TPG may, subject to certain exceptions, exercise such exchange rights for as long as their LLC Common Units remain outstanding. See the section entitled “Certain relationships and related party transactions—Exchange agreement.” In connection with this offering, we will issue to Yuma, Yuma sub and TPG one share of Class B common stock for each LLC Common Unit Yuma, Yuma Sub and TPG will own. As a result, the number of shares of Class B common stock listed in the table below correlates to the number of LLC Common Units Yuma, Yuma Sub and TPG will own immediately after the Transactions. The table below assumes the shares of Class A common stock are offered at $21.50 per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus).

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares over which the person or entity has sole or shared voting power or investment power as well as any shares that the person or entity has the right to acquire within 60 days of January 31, 2023, through the exercise or vesting of any option, warrant or other right. In computing the percentage beneficial ownership of a person, Class A common stock not outstanding and subject to options, warrants or other rights held by that person that are currently exercisable or vesting or exercisable or vesting within 60 days of January 31, 2023 are deemed outstanding for purposes of calculating the percentage ownership of that person, but are not deemed outstanding for computing the percentage ownership of any other person, except that 1,157,473 shares of our Class A common stock issuable upon vesting of RSUs which vest partly upon the completion of this offering, and then from April 2023 to April 2024, are deemed outstanding for the purpose of calculating the percentages of shares outstanding for the persons below. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that each person or entity named in the table below has sole voting and investment power with respect to all shares of Class A common stock or Class B common stock that he, she or it beneficially owns, subject to applicable community property laws.

The following table assumes the underwriters’ option to purchase additional shares is not exercised.

Name and address of beneficial owner	Class A common stock beneficially owned (on a fully exchanged and converted basis)(1)				Class B common stock beneficially owned(1)				Combined common stock owned after this offering
	Before this offering		After this offering		Before this offering		After this offering
	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage
Flex Ltd.(2)	119,047,619	82.00%	95,791,805	65.96%	119,047,619	92.43%	95,791,805	90.76%	65.96%
TPG Funds(3)	25,026,093	17.23%	25,026,093	17.23%	9,746,903	7.57%	9,746,903	9.24%	17.23%

Directors and Named Executive Officers	—	—%	—	—%	—	—%	—	—%	—%
Daniel Shugar(4)	39,892	*%	39,892	*%	—	—%	—	—%	*%
Howard Wenger(4)	24,642	*%	24,642	*%	—	—%	—	—%	*%
Bruce Ledesma(4)	24,642	*%	24,642	*%	—	—%	—	—%	*%
David Bennett(4)	11,607	*%	11,607	*%	—	—%	—	—%	*%
Nicholas (Marco) Miller(4)	13,214	*%	13,214	*%	—	—%	—	—%	*%
Léah Schlesinger(4)	11,607	*%	11,607	*%	—	—%	—	—%	*%
Christian Bauwens	—	—%	—	—%	—	—%	—	—%	—%
Charles Boynton	—	—%	—	—%	—	—%	—	—%	—%
Jonathan Coslet	—	—%	—	—%	—	—%	—	—%	—%
Michael Hartung	—	—%	—	—%	—	—%	—	—%	—%
Paul Lundstrom	—	—%	—	—%	—	—%	—	—%	—%
Steven Mandel	—	—%	—	—%	—	—%	—	—%	—%
Scott Offer	—	—%	—	—%	—	—%	—	—%	—%
Willy Shih(4)	3,288	*%	3,288	*%	—	—%	—	—%	*%
Rebecca Sidelinger	—	—%	—	—%	—	—%	—	—%	—%
William Watkins	—	—%	—	—%	—	—%	—	—%	—%

All directors and executive officers as a group (16 persons)	128,892	*%	128,892	*%	—	—%	—	—%	*%

The following table assumes the underwriters’ option to purchase additional shares is exercised in full.

	Class A common stock beneficially owned (on a fully exchanged and converted basis)(1)				Class B common stock beneficially owned(1)				Combined common stock owned after this offering
Name and address of beneficial owner	Before this offering		After this offering		Before this offering		After this offering
	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage
Flex Ltd.(2)	119,047,619	82.00%	92,303,433	63.56%	119,047,619	92.43%	92,303,433	90.45%	63.56%
TPG Funds(3)	25,026,093	17.23%	25,026,093	17.23%	9,746,903	7.57%	9,746,903	9.55%	17.23%

Directors and Named Executive Officers	—	—%	—	—%	—	—%	—	—%	—%
Daniel Shugar(4)	39,892	*%	39,892	*%	—	—%	—	—%	*%
Howard Wenger(4)	24,642	*%	24,642	*%	—	—%	—	—%	*%
Bruce Ledesma(4)	24,642	*%	24,642	*%	—	—%	—	—%	*%
David Bennett(4)	11,607	*%	11,607	*%	—	—%	—	—%	*%
Nicholas (Marco) Miller(4)	13,214	*%	13,214	*%	—	—%	—	—%	*%
Léah Schlesinger(4)	11,607	*%	11,607	*%	—	—%	—	—%	*%
Christian Bauwens	—	—%	—	—%	—	—%	—	—%	—%
Charles Boynton	—	—%	—	—%	—	—%	—	—%	—%
Jonathan Coslet	—	—%	—	—%	—	—%	—	—%	—%
Michael Hartung	—	—%	—	—%	—	—%	—	—%	—%
Paul Lundstrom	—	—%	—	—%	—	—%	—	—%	—%
Steven Mandel	—	—%	—	—%	—	—%	—	—%	—%
Scott Offer	—	—%	—	—%	—	—%	—	—%	—%
Willy Shih(4)	3,288	*%	3,288	*%	—	—%	—	—%	—%
Rebecca Sidelinger	—	—%	—	—%	—	—%	—	—%	*%
William Watkins	—	—%	—	—%	—	—%	—	—%	—%

All directors and executive officers as a group (16 persons)	128,892	*%	128,892	*%	—	—%	—	—%	*%

*	Indicates beneficial ownership of less than 1% of the outstanding shares of our Class A common stock.
(1)	Our Class B common stock does not have any of the economic rights (including rights to dividends and distributions upon liquidation) associated with our Class A common stock. Each LLC Common Unit and share of Class B common stock is exchangeable into a share of Class A common stock.
(2)	Before this offering and after the Transactions, consists of (i) 104,761,905 LLC Common Units (and an equivalent number of shares of Class B common stock that will be issued in connection with the Transactions) held by Yuma and (ii) 14,285,714 LLC Common Units (and an equivalent number of shares of Class B common stock that will be issued in connection with the Transactions) held by Yuma Sub. After this offering and after the Transactions and assuming no exercise by the underwriters of their option to purchase additional shares and our purchase of 23,255,814 LLC Common Units from Yuma using the net proceeds from this offering and the cancellation of an equivalent number of shares of Class B common stock, consists of (i) 81,506,091 LLC Common Units (and an equivalent number of shares of Class B common stock that will be issued in connection with the Transactions) held by Yuma and (ii) 14,285,714 LLC Common Units (and an equivalent number of shares of Class B common stock that will be issued in connection with the Transactions) held by Yuma Sub. After this offering and after the Transactions and assuming the underwriters’ option to purchase additional shares is exercised in full and our purchase of 26,744,186 LLC Common Units from Yuma using the net proceeds from this offering and the cancellation of an equivalent number of shares of Class B common stock, consists of (i) 78,017,719 LLC Common Units (and an equivalent number of shares of Class B common stock that will be issued in connection with the Transactions) held by Yuma and (ii) 14,285,714 LLC Common Units (and an equivalent number of shares of Class B common stock that will be issued in connection with the Transactions) held by Yuma Sub. The sole stockholder of Yuma Sub is Yuma. The sole stockholder of Yuma is Flextronics International USA, Inc., a subsidiary of Flex Ltd. The address of Flex Ltd. is 2 Changi South Lane, Singapore 486123.
(3)

Consists of (i) 9,746,903 LLC Common Units (and an equivalent number of shares of Class B common stock that will be issued in connection with the Transactions) directly held by TPG Rise Flash, L.P., a Delaware limited partnership, (ii) 1,272,376 shares of Class A common stock directly held by TPG Rise Climate Flash CI BDH, L.P., a Delaware limited Partnership, (iii) 12,331,420 shares of Class A common stock directly held by TPG Rise Climate BDH, L.P., a Delaware limited partnership, and (iv) 1,675,394 shares of Class A common stock directly held by The Rise Fund II BDH, L.P., a Delaware limited partnership (together with TPG Rise Flash, L.P., TPG Rise Climate Flash CI BDH, L.P. and TPG Rise Climate BDH, L.P., the “TPG Funds”). The general partner of each of TPG Rise Flash, L.P., TPG Rise Climate Flash CI BDH, L.P. and TPG Rise Climate BDH, L.P. is TPG Rise Climate DE AIV SPV GP, LLC, a Delaware limited liability company, whose sole member is TPG Rise Climate DE AIV GenPar, L.P., a Delaware limited partnership, whose general partner is TPG Rise Climate DE AIV GenPar Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Operating Group II, L.P., a Delaware limited partnership. The general partner of The Rise Fund II BDH, L.P. is The Rise Fund II DE AIV SPV GP, LLC, a Delaware limited liability company, whose sole member is The Rise Fund II DE AIV GenPar, L.P., a Delaware limited partnership, whose general partner is The Rise Fund II DE AIV GenPar Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Operating Group II, L.P. The general partner of TPG Operating Group II, L.P. is TPG Holdings II-A, LLC, a Delaware limited liability company, whose sole member is TPG GPCo, LLC, a Delaware limited liability company, whose managing member is TPG Inc., a Delaware corporation, whose shares of Class B common stock (which represent a majority of the combined voting power of the common stock) are held by TPG Group Holdings (SBS), L.P., a Delaware limited partnership, whose general partner is TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, whose managing member is TPG GP A, LLC, a Delaware limited liability company, which is owned by entities owned by David Bonderman, James G. Coulter and Jon Winkelried. Messrs. Bonderman, Coulter and Winkelried may therefore be deemed to beneficially own the securities directly held by the TPG Funds. Messrs. Bonderman, Coulter and Winkelried disclaim beneficial ownership of the securities directly held by the TPG Funds except to the extent of their pecuniary interest therein. The address of each of TPG GP A, LLC and Messrs. Bonderman, Coulter and Winkelried is 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

(4)	Consists of shares of Class A common stock to be issued pursuant to RSUs for which the time-based vesting condition will be met within 60 days of January 31, 2023.

Certain relationships and related party transactions

The following is a summary of transactions to which we are a party in which the amount involved exceeded or exceeds $120,000 in any fiscal year since April 2019 and in which any of our directors, executive officers, holders of more than 5% of any class of our voting securities or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than compensation arrangements with directors and executive officers, which are described under the sections entitled “Compensation discussion and analysis” and “Management—New director compensation program.”

The Transactions

In connection with the Transactions, we will engage in certain transactions with certain of our directors, executive officers and other persons and entities which are or will become holders of 5% or more of our voting securities upon the consummation of the Transactions, as described below. The Transactions are described in the section entitled “Our organizational structure.”

Agreements with Flex

Following the Transactions and this offering, we and Flex will operate separately, each as a public company. We have entered into a separation agreement with Flex, which is referred to in this prospectus as the “separation agreement.” We have or will also enter into various other agreements to effect the separation and provide a framework for our relationship with Flex after the separation, including a transition services agreement, an employee matters agreement and a registration rights agreement. These agreements provide for the allocation between us and Flex of Flex’s employees, liabilities and obligations attributable to periods prior to, at and after our separation from Flex and will govern certain relationships between us and Flex after the separation.

The following summaries of each of the agreements are qualified in their entireties by reference to the full text of the applicable agreements which are filed as exhibits to the registration statement of which this prospectus forms a part.

The separation agreement

We and the LLC entered into a separation agreement with Flex on February 1, 2022. The separation agreement sets forth our agreements with Flex regarding the principal actions to be taken in connection with the separation. It also sets forth other agreements that govern certain aspects of our relationship with Flex following the separation and this offering.

Transfer of assets and assumption of liabilities

The separation agreement identifies assets to be transferred, liabilities to be assumed and contracts to be assigned to each of Flex and us as part of the internal reorganization transaction described herein, and describes when and how these transfers, assumptions and assignments will occur, though many of the transfers, assumptions and assignments have already occurred prior to the parties’ entering into the separation agreement. The separation agreement provides for those transfers of assets and assumptions of liabilities that are necessary in connection with the separation so that we and Flex retain the assets necessary to operate our respective businesses and retain or assume the liabilities allocated in accordance with the separation. The separation agreement also provides for the settlement or extinguishment of certain liabilities and other obligations between us and Flex. In particular, the separation agreement provides that, subject to the terms and conditions contained in the separation agreement:

•

“Nextracker Assets” (as defined in the separation agreement), including, but not limited to, the equity interests of our subsidiaries, assets reflected on our pro forma balance sheet and assets primarily relating to our business (or in the case of intellectual property, (i) primarily relating to or used in our business or (ii) created by our employees and not primarily relating to Flex’s business) will be retained by or transferred to us or one of our subsidiaries, except as set forth in the separation agreement or one of the other agreements described below;

•	“Nextracker Liabilities” (as defined in the separation agreement), including, but not limited to, the following will be retained by or transferred to us or one of our subsidiaries:

•	all liabilities including taxes (whether accrued, contingent or otherwise, and subject to certain exceptions) to the extent related to, arising out of or resulting from our business;

•	any and all “Nextracker Environmental Liabilities” (as defined in the separation agreement);

•

as further described in and subject to the employee matters agreement and transition services agreement, any and all liabilities to the extent relating to, or arising out of or resulting from the employment of any employees of Flex or its subsidiaries who are providing services to us or our subsidiaries pending the transfer of employment of such employees to us or our subsidiaries;

•	liabilities (whether accrued, contingent or otherwise) reflected on our pro forma balance sheet;

•

liabilities (whether accrued, contingent or otherwise) relating to, arising out of, or resulting from, any infringement, misappropriation or other violation of any intellectual property of any other person related to the conduct of our business;

•

any product liability claims or other claims of third parties to the extent relating to, arising out of or resulting from any product developed, designed, manufactured, marketed, distributed, leased or sold by our business;

•	liabilities relating to, arising out of, or resulting from any indebtedness of any subsidiary of ours or any indebtedness secured exclusively by any of our assets;

•

liabilities (whether accrued, contingent or otherwise) relating to, arising out of or resulting from any form, registration statement, schedule or similar disclosure document filed or furnished with the SEC, to the extent the liability arising therefrom related to matters related to our business;

•

all other liabilities (whether accrued, contingent or otherwise) relating to, arising out of or resulting from disclosure documents filed or furnished with the SEC that are related to the separation (including the registration statement of which this prospectus is a part, and this prospectus); and

•

all assets and liabilities (whether accrued, contingent or otherwise) of Flex will be retained by or transferred to Flex or one of its subsidiaries (other than us or one of our subsidiaries), except as set forth in the separation agreement or one of the other agreements described below and except for other limited exceptions that will result in us retaining or assuming certain other specified liabilities.

Except as expressly set forth in the separation agreement or any ancillary agreement, all assets are transferred on an “as is,” “where is” basis and the respective transferees bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good title, free and clear of any security interest, that any necessary consents or governmental approvals are not obtained and that any requirements of laws or judgments are not complied with. In general, neither we nor Flex make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with such transfers or assumptions, or any other matters.

Information in this prospectus with respect to the assets and liabilities of the parties following the Transactions is presented based on the allocation of such assets and liabilities under the separation agreement, unless the context otherwise requires. Certain of the liabilities and obligations to be assumed by one party or for which one party will have an indemnification obligation under the separation agreement and the other agreements relating to the separation may continue to be, the legal or contractual liabilities or obligations of another party. Each such party that continues to be subject to such legal or contractual liability or obligation will rely on the applicable party that assumed the liability or obligation or the applicable party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the separation agreement, to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.

Cash distribution

As described in the section entitled “Use of proceeds,” net proceeds from this offering will be paid to Yuma as consideration for Yuma’s transfer to us of 23,255,814 LLC Common Units (or 26,744,186 LLC Common Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock) at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discount and estimated offering expenses. See the section entitled “Use of proceeds.”

Further assurances; separation of guarantees

To the extent that any transfers of assets or assumptions of liabilities contemplated by the separation agreement have not been consummated on or prior to the date of this offering, the parties agree to cooperate with each other and use commercially reasonable efforts to effect such transfers or assumptions while holding such assets or liabilities for the benefit of the appropriate party so that all the benefits and burdens relating to such asset or liability inure to the party entitled to receive or assume such asset or liability. Each party agrees to use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the separation agreement and other transaction agreements. Additionally, we and Flex have agreed to reasonably cooperate and use commercially reasonable efforts to remove us and our subsidiaries as a guarantor of liabilities (including letters of credit, outstanding guarantees and similar credit support) retained by Flex and its subsidiaries and to remove Flex and its subsidiaries as a guarantor of liabilities (including letters of credit, outstanding guarantees and similar credit support) to be assumed by us. From and after the time as Flex or its subsidiaries no longer beneficially own 50% or more of our and our subsidiaries’ capital stock and we are no longer consolidated into Flex’s financial statements, if any guarantee or credit support instrument provided by Flex or its subsidiaries remains outstanding as of that time, then we shall provide Flex or its subsidiaries adequate collateral in form and substance reasonably satisfactory to Flex and in such amounts, the effect of which is to fully offset any liability under GAAP of Flex or any of its subsidiaries with respect to such guaranty or credit support instrument that remains outstanding as of that time.

Shared contracts

Certain shared contracts were to be assigned or amended to facilitate the separation of our business from Flex. If such contracts were not able to be assigned or amended, the parties were required to take reasonable actions to cause the appropriate party to receive the benefit of the contract for a specified period of time after the separation.

Release of claims and indemnification

Except as otherwise provided in the separation agreement or any ancillary agreement, each party released and forever discharged the other party and its subsidiaries and affiliates from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the separation. The releases do not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation pursuant to the separation agreement or any ancillary agreement. These releases are subject to certain exceptions set forth in the separation agreement.

The separation agreement provides for cross-indemnities that, except as otherwise provided in the separation agreement, are principally designed to place financial responsibility for the obligations and liabilities allocated to us under the separation agreement with us and financial responsibility for the obligations and liabilities allocated to Flex under the separation agreement with Flex. Specifically, each party will indemnify, defend and hold harmless the other party, its affiliates and subsidiaries and each of its officers, directors, employees and agents for any losses arising out of or due to:

•	the liabilities or alleged liabilities the indemnifying party assumed or retained pursuant to the separation agreement;

•	the assets the indemnifying party assumed or retained pursuant to the separation agreement;

•	the operation of the indemnifying party’s business, whether arising prior to, at, or after this offering; and

•	any breach by the indemnifying party of any provision of the separation agreement or any other agreement unless such other agreement expressly provides for separate indemnification therein.

Each party’s aforementioned indemnification obligations are uncapped; provided that the amount of each party’s indemnification obligations will be subject to reduction by any insurance proceeds (net of premium increases) received by the party being indemnified. The separation agreement also specifies procedures with respect to claims subject to indemnification and related matters.

Legal matters

Except as otherwise set forth in the separation agreement or any ancillary agreement (or as otherwise described above), each party to the separation agreement assumes the liability for, and control of, all pending, threatened and future legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability arising out of or resulting from such legal matters.

Insurance matters

We will continue to be covered under Flex’s existing insurance policies until such time as Flex and its affiliates hold 50% or less of our and our subsidiaries’ outstanding capital stock, subject to certain exceptions. After that time, we will arrange for our own insurance policies and will no longer seek benefit from any of Flex’s or its affiliates’ insurance policies that may provide coverage for claims relating to our business prior to the date on which we obtain our own insurance coverage. The separation agreement contains procedures for the administration of insured claims and allocates the right to claim coverage and control over the prosecution and defense of claims between us and Flex.

Subsequent distribution or dispositions

Distribution or Other Dispositions

The separation agreement provides that Flex may, in its sole discretion, determine: (i) whether to proceed with all or part of Distribution or Other Disposition, whether directly or through a distribution or disposition of the stock of Yuma, which directly or indirectly holds Flex’s beneficial interest in the LLC; and (ii) all terms of the Distribution or Other Disposition, as applicable, including the form, structure and terms of any transaction(s) and/or offering(s) to effect the Distribution or Other Disposition and the timing of and conditions to the consummation of the Distribution or Other Disposition. In addition, the separation agreement provides that in the event that Flex determines to proceed with any Distribution or Other Disposition, Flex may at any time and from time to time until the completion of such Distribution or Other Disposition abandon, modify or change any or all of the terms of such Distribution or Other Disposition, including by accelerating or delaying the timing of the consummation of all or part of such Distribution or Other Disposition. The separation agreement also provides that upon Flex’s request, we and the LLC will cooperate with Flex in all respects to accomplish the

Distribution or Other Disposition and will, at Flex’s direction, promptly take any and all actions necessary or desirable to effect the Distribution or Other Disposition, including the registration under the Securities Act of the offering of our Class A common stock on an appropriate registration form or forms to be designated by Flex and the filing of any necessary documents pursuant to the Exchange Act.

Merger Agreement

In addition to our obligations with respect to any Distribution or Other Disposition, the separation agreement provides Flex with the right, exercisable at any time following this offering, to require us, following any dividend or distribution of the equity of Yuma to the holders of ordinary Flex shares, to, at Flex’s option, effect a merger of Yuma with a wholly-owned subsidiary of ours, with Yuma surviving as a wholly owned subsidiary of ours in a tax-free transaction under Section 368(a) of the Code. We have further agreed under the separation agreement to, at Flex’s request, at any time whether before or after this offering, fully cooperate with the Flex to submit an agreement and plan of merger to effect such merger for approval by our board of directors and stockholders and the board of directors and stockholders of such subsidiary, to the extent required under Delaware law, and cause such agreement and plan of merger to be executed and delivered by our authorized officers and the authorized officers of such subsidiary, and take all other actions reasonably necessary to adopt and approve such agreement and plan of merger, to be operative when and if Flex so elects to effect such merger following this offering.

As a result, prior to this offering, we, Flex, Yuma and Merger Sub, have entered into the merger agreement, pursuant to which, among other matters, Flex will have the right but not the obligation, to effect the Merger. The Merger would, on the terms and subject to the conditions set forth in the merger agreement, be effected immediately following the Merger Distribution, with such stock of Yuma being exchanged for shares of our Class A common stock in the Merger. The number of shares of our Class A common stock that would be issued to Yuma stockholders in the Merger would equal the number of shares of Class A common stock then held directly or indirectly by Yuma and its subsidiaries (assuming for such purposes that all LLC Units and shares of Class B common stock held directly or indirectly by Yuma and its subsidiaries have been exchanged for shares of Class A common stock as of immediately prior to the Merger pursuant to and in accordance with the Exchange Agreement).

Prior to this offering, we and each of Flex, Yuma and Merger Sub, and our stockholders and the stockholders of each of Yuma and Merger Sub, have approved the merger agreement and the transactions contemplated by the merger agreement, including the Merger. As a result, our stockholders following this offering will have no right to approve or disapprove of the Merger or the other transactions contemplated by the merger agreement or the issuance of shares of our Class A common stock to the holders of Yuma common stock in connection with the Merger. Further, our stockholders following this offering will have no right to appraisal under Section 262 of the DGCL or otherwise in connection with the Merger or the other transactions contemplated by the merger agreement.

Tax Matters Agreement

If Flex undertakes a spin-off transaction (including the Merger Distribution and the Merger contemplated by the merger agreement), Flex, Yuma and Nextracker Inc. will enter into a tax matters agreement which will govern the rights, responsibilities and obligations of Flex, Yuma and Nextracker Inc. with respect to taxes (including taxes arising in the ordinary course of business and taxes incurred as a result of the spin-off transaction), tax attributes, tax returns, tax contests and certain other tax matters. You will not have the right to approve the structure pursuant to which Flex may undertake any ultimate distribution of its retained beneficial interest in the LLC or the terms of the tax matters agreement between Flex, Yuma and Nextracker Inc.

If Flex undertakes the Merger Distribution, the merger agreement provides that we will enter into a tax matters agreement with Flex and Yuma as of immediately prior to the Merger Distribution, substantially in the form attached as Exhibit C to the merger agreement, which will govern the rights, responsibilities and obligations of Flex, Yuma and us with respect to taxes (including taxes arising in the ordinary course of business and taxes incurred as a result of the Merger Distribution and the Merger), tax attributes, tax returns, tax contests and certain other tax matters.

Under the tax matters agreement, Yuma will be liable for any taxes that are reportable on returns that include only Yuma and/or its subsidiaries (but not Flex or any of its subsidiaries) for all tax periods whether before or after the completion of this offering. Yuma will also be liable for any taxes that are attributable to the Nextracker business, as reasonably determined by Flex, that are reportable on returns that include Yuma and/or its subsidiaries, on the one hand, and Flex and/or its subsidiaries, on the other hand, for any taxable period (or portion thereof) beginning after the date of the spin-off transaction. Notwithstanding the foregoing, Yuma and Flex will each be liable for 50% of certain transfer taxes attributable to the spin-off transaction (including the Merger Distribution and the Merger). Yuma and Flex will each be entitled to any tax refund in respect of taxes for which it is liable under the tax matters agreement.

The tax matters agreement provides that Yuma will be responsible for preparing and filing all tax returns that include only Yuma and/or its subsidiaries (but not Flex or any of its subsidiaries) for all tax periods whether before or after the completion of the spin-off transaction. Flex will be responsible for preparing and filing (i) all tax returns that include only Flex and/or its subsidiaries (but not Yuma or any of its subsidiaries), and (ii) all tax returns that include Yuma and/or its subsidiaries, on the one hand, and Flex and/or its subsidiaries, on the other hand, in each case, for all tax periods whether before or after the completion of the spin-off transaction. The tax matters agreement confers certain other rights and obligations upon Yuma and Flex with respect to tax returns, such as (i) the right to review a tax return prepared by one party that would reasonably be expected to materially adversely affect the tax position of the other party and (ii) the obligation to cooperate with one another with respect to the preparation and filing of tax returns.

In the event that either Yuma or Flex receives a written communication with respect to a pending or threatened tax contest (such as a dispute with the Internal Revenue Service or another tax authority) for which the other party may be liable pursuant to the tax matters agreement, the party in receipt of such communication must notify the other party of such tax contest. If the tax contest relates to a tax return that includes only Yuma and/or its subsidiaries (but not Flex or any of its subsidiaries), then Yuma will have sole control over such tax contest. If the tax contest relates to a tax return that includes Yuma and/or its subsidiaries, on the one hand, and Flex and/or its subsidiaries, on the other hand, then Flex will have sole control over such tax contest.

Yuma generally will be responsible for specified taxes and related amounts imposed on Flex or Yuma (or their respective subsidiaries) that arise from the failure of the spin-off transaction (including the Merger Distribution and the Merger) to qualify for tax-free treatment under Section 368(a) or Section 355 of the Code. Such taxes and related amounts could be material and the tax matters agreement will generally require Yuma (on behalf of itself or Nextracker Inc., as applicable) to bear such taxes and related amounts to the extent that the failure to so qualify is attributable to, among other things, (i) a breach of the relevant representations and covenants made by Yuma or Nextracker Inc. in the tax matters agreement or any representation letter provided in support of any tax opinion or ruling obtained by Flex with respect to the U.S. federal income tax treatment of such spin-off or (ii) certain actions or failures to act by Yuma or Nextracker Inc. (or their respective subsidiaries) that result in the spin-off transaction failing to qualify for tax-free treatment under Section 368(a) or Section 355 of the Code. Because Yuma would merge with a wholly owned subsidiary of Nextracker Inc., among other possible transactions, the obligations of Yuma under the tax matters agreement will become direct or indirect obligations of Nextracker Inc. and this may adversely affect our business, result of operations, financial condition and prospects.

Flex and Yuma will also agree to make a protective election under Section 336(e) of the Code with respect to the spin-off transaction and take necessary actions to effect such election, unless such election results in a material adverse tax consequence to Flex or its subsidiaries (compared to the consequences that would have resulted if no such election was made) in which case the election would only be made as directed by Flex in its sole discretion. If an election under Section 336(e) is made, the spin-off transaction fails to qualify for tax-free treatment, and the resulting taxes are considered liabilities of Flex, then Flex will be entitled to periodic payments from Yuma equal to 85% of the tax savings arising from the step-up in tax basis resulting from the election. The parties to the tax matters agreement will negotiate in good faith the terms of a tax receivable agreement that are substantially similar to the Tax Receivable Agreement to govern the calculation and making of such payments, provided that any such tax savings resulting from the election under Section 336(e) of the Code will be treated as the last items claimed for the taxable year.

To preserve the tax-free treatment of any such spin-off by Flex, the tax matters agreement would, among other restrictions, restrict Yuma and Nextracker Inc. (and their respective subsidiaries), for the two-year period following the spin-off, except in specific circumstances, from: (i) entering into any transaction pursuant to which Yuma or Nextracker Inc. stock would be acquired (with certain exceptions), (ii) merging, consolidating or liquidating either Yuma or Nextracker Inc., other than through the Merger, (iii) selling or transferring assets above certain thresholds, (iv) redeeming or repurchasing stock (with certain exceptions), (v) altering the voting rights of Yuma or Nextracker Inc. stock, (vi) taking or failing to take any other action that would reasonably be expected to result in the spin-off transaction failing to qualify for tax-free treatment under Section 368(a) or Section 355 of the Code, (vii) ceasing to engage in any active trade or business as defined in the Code, or (viii) facilitating or otherwise participating in any acquisition of Nextracker Inc. stock that would result in a shareholder owning directly or indirectly 5% or more of outstanding Nextracker Inc. stock. These restrictions may limit our ability to pursue certain strategic transactions or other transactions that we may believe to be in the best interests of our stockholders or that might increase the value of our business.

Under the tax matters agreement, Flex may, in its sole discretion and under its sole control, seek a ruling from the Internal Revenue Service or an opinion from its tax advisor with respect to the qualification of the spin-off transaction for tax-free treatment under Section 368(a) or Section 355 of the Code. Yuma and Nextracker Inc. will be required to reasonably cooperate with any such matter.

General

Flex has no obligation (pursuant to the merger agreement or otherwise) to pursue or consummate any further distribution or disposition of its retained beneficial interest in the LLC, including by means of a Distribution or Other Disposition or the Merger Distribution and the Merger, by any specified date or at all. If pursued, any such distribution or disposition would be subject to various conditions, including receipt of any necessary regulatory or other approvals, the existence of satisfactory market conditions and, if pursued, the Merger would be subject to the conditions set forth in the merger agreement (see the section entitled “Certain relationships and related party transactions—merger agreement” for additional detail regarding the conditions to the closing of the Merger set forth in the merger agreement).

The conditions to any such distribution or disposition, including by means of a Distribution or Other Disposition or the Merger Distribution and the Merger, may not be satisfied. Flex may decide not to consummate any distribution or disposition, including by means of a Distribution or Other Disposition or the Merger Distribution and the Merger, even if the conditions thereto are satisfied or Flex may decide to waive one or more of these conditions and consummate such a distribution or disposition, even if all of the conditions thereto are not satisfied.

Accordingly, we have no certainty when such transactions (and the effectiveness of our related obligations under the separation agreement and the merger agreement) will occur following this offering or if they will occur at all.

Board and committee representation

Flex has the right, but not the obligation, to nominate (a) a majority of our directors, and to designate the chairman of our board of directors as long as Flex beneficially owns 50% or more of the combined voting power of our outstanding common stock, (b) 40% of our directors, as long as Flex beneficially owns 40% or more, but less than 50% of the combined voting power of our outstanding common stock, (c) 40% of our directors, as long as Flex beneficially owns 30% or more, but less than 40% of the combined voting power of our outstanding common stock, (d) 30% of our directors, as long as Flex beneficially owns 20% or more, but less than 30% of the combined voting power of our outstanding common stock, and (e) 20% of our directors, as long as Flex beneficially owns 10% or more, but less than 20% of the combined voting power of our outstanding common stock.

For so long as Flex beneficially owns more than 50% of the combined voting power of our outstanding common stock, Flex’s designees will comprise a majority of each committee (so long as the Flex designees comply with the applicable director independence requirements under applicable law, after taking into account all “controlled company” exemptions under the rules of the applicable stock exchange). In addition, for so long as Flex beneficially owns less than a majority but at least 5% of the total voting power of our outstanding common stock, Flex is entitled to include at least one of its designees on each committee of the board.

Flex will have the right, for so long as Flex beneficially owns 5% or more of our outstanding common stock and none of Flex’s designees are serving on our board of directors, to inspect and review our books and records and to discuss the affairs, finances and condition of the Company with the officers of the Company. In addition, Flex will be granted access to our auditors, directors and officers and quarterly financial reports. Finally, Flex will have the right to receive copies of all materials provided to our board of directors and its committees, access to our officers and directors for consultation with respect to the business and affairs of the Company, subject to certain exceptions, information with respect to certain corporate actions and the right to consult in advance with us with respect to such actions, and access to budgets and periodic information packages relating to our operations and cash flows.

Financial reporting covenants

We have agreed to comply with certain covenants relating to our financial reporting for so long as Flex is required to consolidate our results of operations and financial position or to account for its investment in us under the equity method of accounting. These covenants include, among others, covenants regarding:

•	delivery or supply of monthly, quarterly and annual financial information and annual budgets and financial projections to Flex;

•	conformity with Flex’s financial presentation and accounting policies;

•	disclosure of information about our financial controls to Flex;

•	provision to Flex of access to our auditors and certain books and records related to internal accounting controls or operations;

•	cooperation with Flex to the extent requested by Flex in the preparation of Flex’s public filings and press releases; and

•

provision to Flex of advance copies of our regular annual or quarterly earnings release or any financial guidance for a current or future period and substantially final drafts of our press releases and other public statements concerning any matters that could be reasonably likely to have a material financial impact on our or our subsidaries’ earnings, results of operations, financial condition or prospects.

Additional covenants

We have agreed that for so long as Flex beneficially owns a majority of the total voting power of our then outstanding shares with respect to the election of directors, we will not take the following actions (among others) without Flex’s prior written consent:

•

take any action that would restrict Flex’s ability to transfer its shares of our common stock or limit the rights of Flex as a stockholder of ours in a manner not applicable to our stockholders generally;

•

issue any of our shares or equity in our subsidiaries (but may issue up to 12,857,143 shares of our Class A common stock in connection with equity awards granted pursuant to our compensation plans); provided that no issuance of our shares may result in Flex beneficially owning less than a majority of our outstanding shares of common stock (on a fully diluted basis) with respect to the election of directors;

•	pay or declare any dividend or other distribution on any of our shares of common stock or equity in our subsidiaries;

•

merge or consolidate with or into any other entity, or transfer all or substantially all of our subsidiaries’ assets, taken as a whole, to another entity, or undertake any transaction that would constitute a “change of control” as defined in our or our subsidiaries’ debt agreements;

•

enter into any negotiations, agreements or arrangements (other than a distribution or other disposition or exchanges pursuant to the Exchange Agreement) that could reasonably expected to result in Yuma owning directly or indirectly less than 51% of the LLC Units;

•	acquire or dispose of (i) any properties or assets outside the ordinary course of business or (ii) any equity interests in a single or a series of related transactions;

•	acquire or dispose of any properties or assets in the ordinary course of business consistent with past practices aggregating to $15 million or more during a calendar year;

•	hire or terminate any executive officer of the Company or designate any new executive officer of the Company;

•	amend our amended and restated certificate of incorporation and bylaws, or our subsidiaries’ organizational documents, in a manner that adversely affects Flex or any subsidiary of Flex;

•	change the size of our board of directors; and

•

to the extent that Flex is a party to any contracts that provide that certain actions or inactions of Flex affiliates may result in Flex being in breach of such contracts, we may not take any actions that reasonably could result in Flex being in breach of such contracts.

In addition, prior to the date on which Flex ceases to beneficially own a majority of the total voting power of our then outstanding shares with respect to the election of directors, we are required to consistently implement and maintain Flex’s business practices and standards in accordance with Flex’s policies and procedures (but may apply materiality thresholds lower than those contained in Flex’s policies and procedures), and we are required to take certain actions to comply with anti-corruption law (including to maintain a compliance and ethics program reasonably equivalent to Flex’s compliance and ethics program).

Pursuant to the separation agreement, for so long as Flex owns at least 20% of our then outstanding shares of common stock, Flex may transfer all or any portion of its rights relating to the financial reporting and additional covenants and certain other rights under the separation agreement described above so long as the transferee would hold at least 10% of our then outstanding shares of common stock.

No restriction on competition

None of the provisions of the separation agreement includes any non-competition or other similar restrictive arrangements with respect to the range of business activities which may be conducted by either party.

No hire and no solicitation

Subject to customary exceptions, neither we nor Flex will, without the consent of the other party, recruit or solicit an employee of the other party or its subsidiaries for a period of 12 months following the date of this offering.

Corporate opportunities

For so long as Flex beneficially owns at least 10% of the total voting power of our outstanding shares with respect to the election of directors or has any directors, officers or employees who serve on our board of directors, our board of directors will renounce any interest or expectancy of ours in any corporate opportunities that are presented to Flex or any of its directors, officers or employees in accordance with Section 122(17) of the Delaware General Corporation Law.

Dispute resolution

If a dispute arises between us and Flex under the separation agreement, we and Flex will negotiate to resolve any disputes for a reasonable period of time.

Term/termination

The term of the separation agreement is indefinite and it may only be terminated or amended with the prior written consent of both Flex and us.

Separation costs

Except as expressly set forth in the separation agreement or in any ancillary agreement, all costs and expenses incurred by us or our subsidiaries or Flex or any subsidiary of Flex, that Flex determines, in its reasonable discretion, were incurred in connection with, or as required by, the preparation, execution, delivery and implementation of the separation agreement, any ancillary agreement, this offering or the consummation of the internal reorganization transaction described herein will be borne and paid by us.

Treatment of intercompany loans and advances

All loans and advances between Flex or any subsidiary of Flex (other than us and our subsidiaries), on the one hand, and us or any of our subsidiaries, on the other hand, have been terminated other than certain loans and advances that are scheduled to the separation agreement to remain outstanding following the separation.

Other matters governed by the separation agreement

Other matters governed by the separation agreement include confidentiality and access to and provision of records.

Transition services agreement

We and the LLC entered into a transition services agreement with FIUI on February 1, 2022, pursuant to which FIUI and its subsidiaries will provide us and our subsidiaries with various services. The charges for transition services are generally calculated to allow the providing company to fully recover all out-of-pocket costs and expenses it actually incurs in connection with providing the service, plus, in some cases, the allocated indirect costs of providing the service.

The transition services agreement terminates on the expiration of the term of the last service provided under it, unless earlier terminated by either party under certain circumstances, including in the event of an uncured material breach by the other party. Pursuant to an amendment to the transition services agreement effective February 1, 2023, the term for the services continues through January 2024. We can generally terminate any individual service prior to the scheduled expiration date, subject to a minimum notice period of 30 days.

Employee matters agreement

We and the LLC entered into an employee matters agreement with Flex that governs our and Flex’s compensation and employee benefit obligations with respect to the employees and other service providers of each company, and generally allocates liabilities and responsibilities relating to employment matters and employee compensation and benefit plans and programs.

Outstanding Flex awards and plans

The employee matters agreement provides for the treatment of outstanding Flex equity awards held by our employees upon completion of a subsequent distribution or disposition of Flex’s retained beneficial interest in the LLC (if pursued). Under the terms of the employee matters agreement, at the time of such distribution, we will assume outstanding options, RSUs and PSUs granted to our employees pursuant to the 2017 Plan (or other applicable equity incentive plan of Flex), which will be converted into options, RSUs and PSUs to purchase or receive an adjusted number of shares of our Class A common stock pursuant to the LTIP (or other applicable equity incentive plan of Nextracker). Pursuant to such terms, the converted PSUs will remain subject to time-based vesting conditions, but all pre-existing performance-based vesting conditions will be determined immediately prior to such distribution and be based on the performance-based vesting conditions that applied to such PSUs at such time. The employee matters agreement also sets forth (i) the general periods during which our employees may continue to participate in benefit plans sponsored or maintained by Flex, and (ii) the related timing for when our employees will commence participation in our respective benefit plans.

General matters

The employee matters agreement also sets forth the general principles relating to employee matters, including with respect to the assignment and transfer of employees, the assumption and retention of liabilities and related assets, workers’ compensation, payroll taxes, regulatory filings, leaves of absence, the provision of comparable benefits, employee service credit, the sharing of employee information, and the duplication or acceleration of benefits.

Term and termination

The term of the employee matters agreement is indefinite and may only be terminated or amended with the prior written consent of both Flex and us.

Registration rights agreement

Prior to or concurrently with the completion of this offering, we will enter into a registration rights agreement with Yuma, Yuma Sub and TPG (together with their permitted transferees, the “selling stockholders”) pursuant to which we will grant the selling stockholders certain registration rights with respect to any of our Class A common stock owned by them (including upon exchange of LLC Common Units and shares of Class B common stock held by them).

Demand and shelf registration

The selling stockholders will be able to request registration under the Securities Act of all or any portion of our shares covered by the agreement, and we will be obligated to register such shares as requested by the selling stockholders, subject to limitations on minimum offering size and certain other limited exceptions. We are not required to honor any of these demand registrations if we have effected a registration within the preceding 75 days. The selling stockholders will be able to designate the terms of each offering effected pursuant to a demand registration, which may take any form, including a shelf registration.

Additionally, the selling stockholders are entitled to shelf registration rights whereby, once we are eligible to file a registration statement on Form S-3, the selling stockholders may request that we file a shelf registration statement and have such shelf registration statement declared effective to register the sale of all or a portion of such selling stockholder’s registrable securities.

Piggy-back registration

If we at any time intend to file on our behalf or on behalf of any of our other security holders a registration statement in connection with a public offering of any of our securities on a form and in a manner that would permit the registration for offer and sale of our Class A common stock, the selling stockholders will have the right to include their shares of our Class A common stock in that offering subject to certain exceptions including underwriter cutback provisions.

Registration expenses and procedures

We will be generally responsible for all expenses in connection with the performance of our obligations under the registration rights provisions in the registration rights agreement. The selling stockholders are responsible for any applicable underwriting discounts, commissions or fees, and any stock transfer taxes and fees and expenses of any persons retained by them. The registration rights are subject to customary restrictions and, if a registration is underwritten, any limitations on the number of shares to be included in the underwritten offering as reasonably advised by the managing underwriter.

Indemnification

Generally, the agreement will contain indemnification and contribution provisions by us for the benefit of selling stockholders and their affiliates and, in limited situations, by each selling stockholder for the benefit of us and our controlled affiliates with respect to the information provided by such selling stockholder included in any registration statement, prospectus or related document.

Transfer

If a selling stockholder transfers shares covered by the agreement, it will be able to transfer the benefits of the registration rights agreement to such transferees, provided that each transferee agrees to be bound by the terms of the registration rights agreement.

Term

The registration rights will remain in effect with respect to any shares covered by the agreement held or beneficially owned by selling stockholders and their permitted transferees until:

•	such shares have been sold pursuant to an effective registration statement under the Securities Act;

•	such shares have been sold pursuant to Rule 144 or Rule 145 under the Securities Act;

•

such selling stockholder and its affiliates hold or beneficially own less than 1% of the then issued and outstanding shares of Class A common stock and such shares may be sold pursuant to Rule 144 under the Securities Act without being subject to the manner of sale and volume limitations in such rule;

•	such shares cease to be outstanding; or

•

such shares have been otherwise transferred, do not bear a legend restricting transfer and may be publicly resold without registration under the Securities Act and without being subject to any volume limitations or manner of sale restrictions under Rule 144.

Other related party agreements

Merger agreement

We have entered into the merger agreement with Flex, Yuma and Merger Sub. Pursuant to the merger agreement, among other matters, at any time following this offering, Flex will have the right but not the obligation, to effect a merger of Yuma with Merger Sub, with Yuma surviving the merger as our wholly-owned subsidiary, in a transaction intended to qualify for tax-free treatment under Section 368(a) of the Code.

Merger Notice

The effectiveness of our obligations under the merger agreement are subject to Flex’s delivery of a written notice to us that Flex has determined to exercise its right to effect the Merger, which Flex may deliver in its sole discretion at any time following this offering. However, at any time following delivery of such notice and prior to the consummation of the Merger, Flex, in its sole discretion, may rescind such notice, whereafter the merger agreement would remain in full force and effect. The merger agreement further provides Flex the right to deliver a subsequent notice to us to effect the Merger and the other transactions contemplated by the merger agreement, whereupon our obligations under the merger agreement would recommence in full.

Merger Distribution

The merger agreement provides Flex the option, at any time following this offering and in its sole discretion, to effect (i) the distribution, including by means of a series of distributions, to the holders of record of ordinary Flex shares, one share of Yuma common stock for each ordinary Flex share held by each such holder at the applicable distribution record date, or (ii) any other distribution or series of distributions of Yuma common stock to the holders of ordinary Flex shares as determined by Flex in its sole discretion. Under the merger agreement, Flex is entitled to establish the timing of the record date and closing date for such distribution at any time prior to the consummation of the Merger and determine whether to effect such distribution at all, in each case, in its sole discretion.

Merger

The Merger would, on the terms and subject to the conditions set forth in the merger agreement (including Flex exercising its option to effect the Merger and the other transactions contemplated by the merger agreement), be effected immediately following the Merger Distribution, with such stock of Yuma being exchanged for shares of our Class A common stock in the Merger. The number of shares of our Class A common stock that would be issued to Yuma stockholders in the Merger would equal the number of shares of Class A common stock then held directly or indirectly by Yuma and its subsidiaries (assuming for such purposes that all LLC Units and shares of Class B common stock held directly or indirectly by Yuma and its subsidiaries have been exchanged for shares of Class A common stock as of immediately prior to the Merger pursuant to and in accordance with the Exchange Agreement).

Representations and Warranties

The merger agreement contains customary representations and warranties with respect to us, Flex, Yuma and Merger Sub, including with respect to the requisite approvals of each party and its stockholders in connection with the Merger and the other transactions contemplated by the merger agreement. Prior to this offering, each of us, Flex, Yuma and Merger Sub, and the stockholders of each of us, Yuma and Merger Sub, have approved the merger agreement and the transactions contemplated by the merger agreement, including the Merger.

Covenants

The merger agreement contains customary covenants from us, Flex, Yuma and Merger Sub, including with respect to the necessary consents and authorizations to effect the Merger and the other transactions contemplated by the merger agreement, the preparation and delivery of the proxy statement with respect to the Flex shareholder meeting with respect to the approval of the Merger Distribution, the registration of shares of our Class A common stock issuable to the holders of Yuma common stock in connection with the Merger and the preparation and filing of the registration statement with respect thereto, and the calling of the Flex shareholder meeting with respect to the approval of the Merger Distribution.

Conditions

Consummation of the Merger is subject to the fulfillment, on or prior to the closing of the Merger, of various conditions (any or all of which may be waived in whole or in part to the extent permitted by applicable law), including:

•	Flex exercising (and not rescinding) its option to effect the Merger;

•	the effectiveness of the registration statement with respect to the shares of our Class A common stock issuable to the holders of Yuma common stock in connection with the Merger;

•

no governmental entity having enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, injunction, stipulation, decree, order or award (whether temporary, preliminary or permanent) which is then in effect and has the effect of restraining, enjoining or otherwise making the Merger illegal or otherwise prohibiting or preventing consummation of the Merger or the other transactions contemplated by the merger agreement;

•	the approval of the Merger Distribution by the holders of ordinary Flex shares;

•	the completion of the Merger Distribution;

•	the filing with Nasdaq of a notification form for the listing of the shares of our Class A common stock issuable to the holders of Yuma common stock in connection with the Merger;

•

Flex and Yuma’s receipt of a tax opinion, dated as of the closing date of the Merger, to the effect that the Merger Distribution will qualify as tax-free under Section 355 of the Code and the Merger will qualify as a tax-free reorganization under Section 368(a) of the Code;

•	the accuracy of each party’s representations and warranties set forth in the merger agreement (subject to customary exceptions based on materiality); and

•	the performance in all material respects by each party of its obligations under the merger agreement at or prior to the closing of the Merger.

Termination

The merger agreement may be terminated and the Merger and the other transactions contemplated by the merger agreement may be abandoned at any time prior to the consummation of the Merger:

•	by Flex in its sole discretion;

•	by mutual written consent of us and Flex;

•

by us if any governmental entity has enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, injunction, stipulation, decree, order or award (whether temporary, preliminary or permanent) which has become final and non-appealable and has the effect of restraining, enjoining or otherwise making the Merger illegal or otherwise prohibiting or preventing consummation of the Merger or the other transactions contemplated by the merger agreement; or

•	by us upon certain material uncured breaches of the representations, warranties, covenants or agreements made by Flex in the merger agreement.

Expenses

Except as otherwise expressly provided in the merger agreement, Flex has agreed to bear all of the costs and expenses in connection with the preparation, negotiation and execution of the merger agreement and the related transaction documents and the consummation of the Merger.

Tax Matters Agreement

If Flex undertakes the Merger Distribution, the merger agreement provides that we will enter into a tax matters agreement with Flex and Yuma as of immediately prior to the Merger Distribution, substantially in the form attached as Exhibit C to the merger agreement, which will govern the rights, responsibilities and obligations of Flex, Yuma and us with respect to taxes (including taxes arising in the ordinary course of business and taxes incurred as a result of the Merger Distribution), tax attributes, tax returns, tax contests and certain other tax matters. See the section entitled “Certain relationships and related party transactions—Tax matters agreement” for additional information regarding the tax matters agreement.

Tax receivable agreement

We intend to use all of the net proceeds from this offering to purchase LLC Units from Yuma as described in the section entitled “Use of proceeds.” We will also indirectly acquire LLC Units from TPG when certain blocker corporations affiliated with TPG each merge with a separate direct, wholly-owned subsidiary of ours in a transaction intended to qualify for tax-free treatment. Additionally, we may be required from time to time to acquire LLC Common Units together with a corresponding number of shares of our Class B common stock in exchange for our Class A common stock (or cash) pursuant to the Exchange Agreement. The LLC has an election under Section 754 of the Code in effect for taxable years in which acquisitions or exchanges of LLC Units and Class B common stock occur, including with respect to TPG’s acquisition of LLC Units and the use of the net proceeds from this offering to purchase LLC Units and Class B common stock from Yuma. Pursuant to the election under Section 754 of the Code, transfers and exchanges of LLC Units and Class B common stock are expected to result in an increase in the tax basis of tangible and intangible assets of the LLC. When we acquire LLC Units and Class B common stock (whether such acquisition occurs from Yuma as described in the section entitled “Use of proceeds” or pursuant to the Exchange Agreement), we expect that both the existing basis and the anticipated basis adjustments under Section 754 of the Code will increase (for tax purposes) our depreciation and amortization deductions and therefore reduce the amount of income tax we would otherwise be required to pay in the future. In addition, because TPG obtained a basis adjustment under Section 754 of the Code in connection with its acquisition of LLC Units, when we acquire those LLC Units from TPG in a tax-free transaction we will inherit any such basis adjustment that remains unused, thereby producing a similar effect. This existing and increased tax basis may also decrease gain (or increase loss) on future dispositions of certain assets to the extent tax basis is allocated to those assets.

Under the Tax Receivable Agreement, we generally expect to retain the benefit of approximately 15% of the applicable tax savings after our payment obligations below are taken into account, and we generally will be required to pay to Yuma, Yuma Sub, TPG and the TPG Affiliates (or certain permitted transferees thereof) approximately 85% of the applicable savings, if any, in income tax that we are deemed to realize (using the actual U.S. federal income tax rate and an assumed combined state and local income tax rate) as a result of (i) our allocable share of existing tax basis in tangible and intangible assets resulting from exchanges or acquisitions of the LLC Units, including as part of the Transactions or under the Exchange Agreement, (ii) increases in tax basis resulting from exchanges or acquisitions of the LLC Units and shares of Class B common stock (including as part of the Transactions or under the Exchange Agreement), (iii) certain pre-existing tax attributes of certain blocker corporations affiliated with TPG that will merge with a separate direct, wholly-owned subsidiary of us as part of the Transactions, and (iv) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement.

For purposes of calculating the income tax savings we are deemed to realize under the Tax Receivable Agreement, we will calculate the U.S. federal income tax savings using the actual applicable U.S. federal income tax rate and will calculate the state and local income tax savings using 2% for the assumed combined state and local rate, which represents an approximation of our combined state and local income tax rate, net of federal income tax benefit, subject to the adjustment described below. Furthermore, we will calculate the state and local income tax savings by applying this 2% rate to the reduction in our taxable income, as determined for U.S. federal income tax purposes, as a result of the tax attributes subject to the Tax Receivable Agreement. The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all such tax benefits have been utilized or expired, unless we exercise our rights to terminate the Tax Receivable Agreement, payments under the Tax Receivable Agreement are accelerated in the event that we materially breach any of our material obligations under the Tax Receivable Agreement or enter into certain transactions (as described below). Under the terms of the Tax Receivable Agreement, we may exercise our right to terminate the Tax Receivable Agreement in exchange for an early termination payment in an amount based on the present value of the anticipated future tax benefits (calculated with certain assumptions). The actual existing tax basis and increase in tax basis, as well as the amount and timing of any payments under the agreement, will vary depending upon a number of factors, including the timing of exchanges by the holders of LLC Units, the price of our Class A common stock at the time of the exchange, whether such exchanges are taxable, the amount and timing of the taxable income we generate in the future, the federal tax rate then applicable and the portion of our payments under the Tax Receivable Agreement constituting imputed interest.

The payment obligation under the Tax Receivable Agreement is an obligation of Nextracker Inc., not the LLC, and we expect that the payments we will be required to make under the Tax Receivable Agreement will be substantial. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that the tax savings we will be deemed to realize associated with the tax benefits described above would aggregate to approximately $147 million over 20 years from the date of this offering based on the initial public offering price of $21.50 per share of our Class A common stock (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus) and assuming all LLC Units are exchanged at the time of this offering. Under such scenario we would be required to pay the owners of LLC Units approximately 85% of such amount, or $121 million, over the 20 year period from the date of this offering, and the yearly payments over that time would range between approximately $1 to $12 million per year. Such payments will reduce the cash provided by the tax savings described above. As a result, investors purchasing shares in this offering or in the public market following this offering will not be entitled to the economic benefit of the tax benefits subject to the Tax Receivable Agreement that would have been available if the Tax Receivable Agreement were not in effect (except to the extent of our continuing 15% interest in the tax benefits subject to the Tax Receivable Agreement). The actual amounts may materially differ from these hypothetical amounts, as potential future tax savings we will be deemed to realize, and Tax Receivable Agreement payments by us, will be calculated based in part on the market value of our Class A common stock at the time of purchase or exchange and the prevailing federal tax rates applicable to us over the life of the Tax Receivable Agreement (as well as the assumed combined state and local tax rate), and will generally be dependent on us generating sufficient future taxable income to realize the benefit (subject to the exceptions described below). Payments under the Tax Receivable Agreement are not conditioned upon the ownership of us by Yuma, Yuma Sub, TPG or the TPG Affiliates (or any permitted transferees thereof).

In addition, if any subsequent disallowance of tax basis or other benefits were so determined by the IRS, we would not be reimbursed for any payments previously made under the Tax Receivable Agreement (although we would reduce future amounts otherwise payable under the Tax Receivable Agreement). In addition, the actual state or local tax savings we realize may be different than the amount of such tax savings we are deemed to realize under the Tax Receivable Agreement, which will be based on an assumed combined state and local tax rate applied to our reduction in taxable income as determined for U.S. federal income tax purposes as a result of the tax attributes subject to the Tax Receivable Agreement. As a result, payments could be made under the Tax Receivable Agreement in excess of the tax savings that we actually realize in respect of the attributes to which the Tax Receivable Agreement relates. If there is a significant change to an applicable state tax rate as a result of a legislative change (among other conditions), the parties to the Tax Receivable Agreement will endeavor in good faith to adjust the assumed combined state and local tax rate accordingly.

The Tax Receivable Agreement provides that (1) upon certain mergers, asset sales, other forms of business combinations or other changes of control (with certain exceptions, such as the Merger Distribution and the Merger), (2) in the event that we materially breach any of our material obligations under the agreement, whether as a result of failure to make any payment within three months of when due (provided we have sufficient funds to make such payment), failure to honor any other material obligation required thereunder or by operation of law as a result of the rejection of the Tax Receivable Agreement in a bankruptcy or otherwise or (3) if, at any time, we elect an early termination of the Tax Receivable Agreement, our (or our successor’s) obligations under the Tax Receivable Agreement (with respect to all LLC Units, whether or not LLC Units together with a corresponding number of shares of Class B common stock have been exchanged or acquired before or after such transaction) would accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other tax attributes subject to the Tax Receivable Agreement. As a result, the payment may be made significantly in advance of the actual realization of such future tax savings (if any). Additionally, if Flex undertakes a tax-free distribution of Yuma (or a corporation to which Yuma is contributed), and then causes Yuma (or such corporation) to merge or consolidate with us or with a wholly-owned subsidiary of ours in a tax-free transaction, our obligations under the Tax Receivable Agreement will not accelerate but Yuma can elect in its discretion to assign its rights under the Tax Receivable Agreement to another entity (including an affiliate of Flex) prior to such distribution. If Yuma (or a corporation to which Yuma is contributed) makes this election and assigns its rights under the Tax Receivable Agreement to another entity, we would not be entitled to any payments under the Tax Receivable Agreement nor would this eliminate any of our obligations under the Tax Receivable Agreement, even though Yuma (or such corporation) would be merged with us or with a wholly-owned subsidiary of ours.

As a result of the foregoing, we could be required to make payments under the Tax Receivable Agreement that are greater than or less than the specified percentage of the actual tax savings we realize in respect of the tax attributes subject to the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. We expect to use cash on hand and borrowings under our revolving credit facility to fund payments that we will be required to make under the Tax Receivable Agreement. There can be no assurance that we will be able to fund or finance our obligations under the Tax Receivable Agreement. If we were to elect to terminate the Tax Receivable Agreement immediately after this offering, based on the initial public offering price of $21.50 per share of our Class A common stock (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus), and a discount rate equal to SOFR plus 100 basis points, we estimate that we would be required to pay $79 million in the aggregate under the Tax Receivable Agreement.

Subject to the discussion above regarding the acceleration of payments under the Tax Receivable Agreement, payments under the Tax Receivable Agreement, if any, will generally be made on an annual basis to the extent we have sufficient taxable income to utilize the increased depreciation and amortization charges and other tax attributes subject to the Tax Receivable Agreement. The availability of sufficient taxable income to utilize the increased depreciation and amortization expense and other tax attributes will not be determined until such time as the financial results for the year in question are known and tax estimates prepared. We expect to make payments under the Tax Receivable Agreement, to the extent they are required, within 150 days after our federal income tax return is filed for each fiscal year. Interest on such payments will begin to accrue at a rate equal to SOFR plus 100 basis points from the due date (without extensions) of such tax return.

The impact that the Tax Receivable Agreement will have on our consolidated financial statements will be the establishment of a liability, which will be increased upon the exchanges of LLC Units and shares of Class B common stock for our Class A common stock, representing approximately 85% of the estimated future tax savings we will be deemed to realize, if any, relating to the existing and increased tax basis associated with the LLC Units and other tax attributes we receive as a result of the acquisition or exchange of LLC Units and shares of Class B common stock as described above. Because the amount and timing of any payments will vary based on a number of factors (including the timing of future exchanges, the price of our Class A common stock at the time of any exchange, whether such exchanges are taxable and the amount and timing of our income), depending upon the outcome of these factors, we may be obligated to make substantial payments pursuant to the Tax Receivable Agreement. In light of the numerous factors affecting our obligation to make such payments, however, the timing and amount of any such actual payments are not certain at this time. Decisions made by our controlling stockholder in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by Yuma, Yuma Sub, TPG and the TPG Affiliates (or certain permitted transferees thereof) under the Tax Receivable Agreement.

Because of our structure, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of the LLC to make distributions to us. The ability of the LLC to make such distributions will be subject to, among other things, restrictions in our debt facilities and the applicable provisions of Delaware law that may limit the amount of funds available for distribution to its members. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest at a rate equal to SOFR plus 500 basis points until paid (although a rate equal to SOFR plus 100 basis points will apply if the inability to make payments under the Tax Receivable Agreement is due to limitations imposed on us or any of our subsidiaries by a debt agreement to which the LLC is a party in effect on the date of this prospectus).

Side Letter

We will enter into a side letter to the Tax Receivable Agreement (the “TRA Side Letter”) with the LLC, Yuma, Yuma Sub, TPG, and the TPG Affiliates (or certain assignees thereof). The TRA Side Letter will provide for the payment by us to Yuma of certain amounts otherwise owed by us under the Tax Receivable Agreement that are (i) attributable to TPG’s purchase of LLC Preferred Units on February 1, 2022 or (ii) attributable to tax benefits that we are deemed to realize as a result of the payments made under the TRA Side Letter. We are obligated to provide schedules and other related information to support the calculation of amounts paid under the TRA Side Letter. The TRA Side Letter is treated as part of the Tax Receivable Agreement and any payment made under the TRA Side Letter will not result in duplicative payments made by us under the Tax Receivable Agreement, so it will not increase our obligation under the Tax Receivable Agreement.

Nextracker LLC agreement

We, Yuma, Yuma Sub and TPG entered into the Prior LLC Agreement which will be amended and restated in connection with this offering (the “LLC Agreement”).

Appointment as managing member

Under the LLC Agreement, we will become a member and the manager of the LLC upon completion of this offering. As the manager, we will control all of the day-to-day business affairs and decision-making of the LLC. As such, we, through our officers and directors, will be responsible for all operational and administrative decisions of the LLC and daily management of the LLC’s business. Pursuant to the terms of the LLC Agreement, we cannot be removed or replaced as the sole manager of the LLC.

Compensation, fees and expenses

We will not be entitled to compensation for our services as the manager of the LLC. We will be entitled to reimbursement by the LLC for any reasonable, documented out-of-pocket expenses we incur on behalf of the LLC.

Distributions

The LLC Agreement will require that tax distributions be made by the LLC to its members on a pro rata basis, except to the extent such distributions would render the LLC insolvent or are otherwise prohibited by law or any of our future debt agreements. Tax distributions will be made on a quarterly basis, to each member of the LLC on a pro rata basis including us, based on an “assumed tax rate,” as that term is defined in the LLC Agreement, which will generally be equal to the highest marginal combined U.S. federal, state and local income tax rate applicable to a corporation doing business or an individual resident in New York, New York or San Francisco, California (whichever is greater). The LLC Agreement will also allow for cash distributions to be made by the LLC (at such times as we may determine) to its members on a pro rata basis out of “available cash,” as that term is defined in the agreement. We expect the LLC may make distributions out of available cash periodically.

Transfer restrictions

The LLC Agreement generally does not permit transfers of LLC Common Units by members, except for transfers to permitted transferees and other limited exceptions. The LLC Agreement may impose additional restrictions on transfers that would cause the LLC to be treated as a “publicly-traded partnership” for U.S. federal income tax purposes. In the event of a permitted transfer under the LLC Agreement, such member will be required to simultaneously transfer shares of Class B common stock to such transferee equal to the number of LLC Common Units that were transferred to such transferee in such permitted transfer.

The LLC Agreement will provide that, in the event that a tender offer, share exchange offer, issuer bid, take-over bid, recapitalization or similar transaction with respect to our Class A common stock, each of which we refer to as a “Pubco Offer,” is approved by our board of directors or otherwise effected or to be effected with the consent or approval of our board of directors, each holder of LLC Units (other than us) shall be permitted to participate in such Pubco Offer by delivering a participation notice, which shall be effective immediately prior to, and contingent upon, the consummation of such Pubco Offer. If a Pubco Offer is proposed by Nextracker Inc., then Nextracker Inc. is required to use its reasonable best efforts to enable and permit the holders of such LLC Units (other than us) to participate in such Pubco Offer to the same extent as or on an economically equivalent basis with the holders of shares of Class A common stock, provided that in no event shall any holder of LLC Units be entitled to receive aggregate consideration for each LLC Common Unit that is greater than the consideration payable in respect of each share of Class A common stock pursuant to the Pubco Offer.

Except for certain exceptions, any transferee of LLC Units must assume, by operation of law or executing a joinder to the LLC Agreement, all of the obligations of a transferring member with respect to the transferred units, and such transferee shall be bound by any limitations and obligations under the LLC Agreement even if the transferee is not admitted as a member of the LLC. Any direct transferee shall not have any rights as a member of the LLC unless and until such transferee is admitted as a member pursuant to the LLC Agreement.

Ratio of Shares of Class A common stock and Class B common stock to LLC Common Units

Except as otherwise determined by us, the LLC Agreement will require that we and the LLC at all times maintain a one-to-one ratio between (a) the number of shares of Class A common stock outstanding and the number of LLC Common Units owned by us and (b) the number of shares of Class B common stock owned by affiliates of Flex and TPG and their permitted transferees and the number of LLC Common Units owned by affiliates of Flex and TPG and their permitted transferees. This ratio requirement disregards (x) shares of our Class A common stock under unvested awards issued by us, (y) treasury stock, and (z) preferred stock or other debt or equity securities (including warrants, options or rights) issued by us that are convertible into or exercisable or exchangeable for shares of Class A common stock or Class B common stock, except to the extent we have contributed the net proceeds from such other securities, including any exercise or purchase price payable upon conversion, exercise or exchange thereof, to the equity capital of the LLC. Except as otherwise determined by us, if we issue, transfer or deliver from treasury stock or repurchase shares of Class A common stock in a transaction not contemplated by the LLC Agreement, we as manager of the LLC have the authority to take all actions such that, after giving effect to all such issuances, transfers, deliveries or repurchases, the number of outstanding LLC Common Units we own equals, on a one-for-one basis, the number of outstanding shares of Class A common stock. Except as otherwise determined by us, if we issue, transfer or deliver from treasury stock or repurchase or redeem any of our preferred stock in a transaction not contemplated by the LLC Agreement, we as manager have the authority to take all actions such that, after giving effect to all such issuances, transfers, deliveries repurchases or redemptions, we hold (in the case of any issuance, transfer or delivery) or cease to hold (in the case of any repurchase or redemption) equity interests in the LLC which (in our good faith determination) are in the aggregate substantially equivalent to our preferred stock so issued, transferred, delivered, repurchased or redeemed. Except as otherwise determined by us, the LLC will be prohibited from undertaking any subdivision (by any split of LLC Common Units, distribution of LLC Common Units, reclassification, recapitalization or similar event) or combination (by reverse split of LLC Common Units, reclassification, recapitalization or similar event) of the LLC Common Units, Class A common stock or Class B common stock that is not accompanied by an identical subdivision or combination of (1) our Class A common stock to maintain at all times a one-to-one ratio between the number of LLC Common Units owned by us and the number of outstanding shares of our Class A common stock and (2) our Class B common stock to maintain at all times a one-to-one ratio between the number of LLC Common Units owned by affiliates of Flex and TPG and their permitted transferees and the number of outstanding shares of our Class B common stock, as applicable, in each case, subject to exceptions.

Issuance of LLC Common Units upon exercise of options or issuance of other equity compensation

Upon the exercise of options issued by us (as opposed to options issued by the LLC), or the issuance of other types of equity compensation by us (such as the issuance of restricted or non-restricted stock, payment of bonuses in stock or settlement of stock appreciation rights in stock), we will have the right to acquire from the LLC a number of LLC Common Units equal to the number of our shares of Class A common stock being issued in connection with the exercise of such options or issuance of other types of equity compensation. When we issue shares of Class A common stock in settlement of stock options granted to persons that are not officers or employees of the LLC or its subsidiaries, we will make, or be deemed to make, a capital contribution in the LLC equal to the aggregate value of such shares of Class A common stock and the LLC will issue to us a number of LLC Common Units equal to the number of shares we issued. When we issue shares of Class A common stock in settlement of stock options granted to persons that are officers or employees of the LLC or its subsidiaries, then we will be deemed to have sold directly to the person exercising such award a portion of the value of each share of Class A common stock equal to the exercise price per share, and we will be deemed to have sold directly to the LLC (or the applicable subsidiary of the LLC) the difference between the exercise price and market price per share for each such share of Class A common stock. In cases where we grant other types of equity compensation to employees of the LLC or its subsidiaries, on each applicable vesting date we will be deemed to have sold to the LLC (or such subsidiary) the number of vested shares at a price equal to the market price per share, the LLC (or such subsidiary) will deliver the shares to the applicable person, and we will be deemed to have made a capital contribution in the LLC equal to the purchase price for such shares in exchange for an equal number of LLC Common Units.

Dissolution

The LLC Agreement will provide that the consent of Nextracker Inc. as the managing member of the LLC and members holding at least a majority of the LLC Common Units then outstanding and entitled to vote will be required to voluntarily dissolve the LLC. In addition to a voluntary dissolution, the LLC will be dissolved upon the entry of a decree of judicial dissolution or other circumstances in accordance with Delaware law. Upon a dissolution event, the proceeds of a liquidation will be distributed in the following order: (1) first, to pay debts and liabilities owed to creditors of the LLC (other than members), including all expenses incurred in connection with the liquidation and (2) second, to the members pro-rata in accordance with their respective percentage ownership interests in the LLC (as determined based on the number of LLC Common Units held by a member relative to the aggregate number of all outstanding LLC Common Units).

Confidentiality

Each of the Members will agree to maintain the confidentiality of the LLC’s confidential information. This obligation excludes information independently developed, information that is part of public knowledge or otherwise obtained prior to disclosure under the LLC Agreement.

Indemnification

The LLC Agreement will provide for indemnification of the manager, members and officers of the LLC.

Amendments

In addition to certain other requirements and exceptions, our consent, as manager, and the affirmative vote or consent of members holding at least a majority of the LLC Common Units then outstanding and entitled to vote will generally be required to amend, supplement or modify the LLC Agreement.

Exchange agreement

We, the LLC, Yuma, Yuma Sub and TPG will enter into the Exchange Agreement substantially concurrently with the consummation of this offering under which Yuma, Yuma Sub and TPG (or certain permitted transferees thereof) will have the right, subject to the terms of the Exchange Agreement, to require the LLC to exchange LLC Common Units (together with a corresponding number of shares of Class B common stock) for newly-issued shares of our Class A common stock on a one-for-one basis, or, in the alternative, we may elect to exchange such LLC Common Units (together with a corresponding number of shares of Class B common stock) for cash equal to the product of (i) the number of LLC Common Units (together with a corresponding number of shares of Class B common stock) being exchanged, (ii) the then-applicable exchange rate under the Exchange Agreement (which will initially be one and is subject to adjustment) and (iii) the Class A common stock value (based on the market price of our Class A common stock), subject to customary conversion rate adjustments for stock splits, reverse splits, stock dividends, reclassifications and other similar transactions. However, in the event of an exchange request by an exchanging holder, Nextracker Inc. may at its option effect a direct exchange of shares of Class A common stock for LLC Common Units and shares of Class B Common Stock in lieu of such exchange or make a cash payment to such exchanging holder, in each case pursuant to the same economic terms applicable to an exchange between the exchanging holder and the LLC.

The Exchange Agreement will also provide that as a general matter Yuma, Yuma Sub and TPG (or any such permitted transferee thereof) will not have the right to exchange LLC Common Units if we determine that such exchange would be prohibited by law or regulation or would violate other agreements with us to which such owner may be subject, including the LLC Agreement. We may also prevent an exchange or add or modify exchange procedures if we or the LLC, in consultation with our respective tax advisor, reasonably determine that absent such action it is likely that the LLC would be treated as a “publicly traded partnership” for U.S. federal income tax purposes provided that we and the LLC shall first consult in good faith with the party exchanging LLC Common Units in order to attempt to ameliorate the cause of such risk. We or the LLC, however, will not be permitted to prevent an exchange or add or modify exchange procedures if the party exchanging LLC Common Units obtains an opinion, in form and substance reasonably satisfactory to us and the LLC, from a nationally recognized tax advisor that absent such action the LLC should not be treated as a “publicly traded partnership” for U.S. federal income tax purposes. As a holder exchanges LLC Common Units and Class B common stock for shares of Class A common stock, the number of LLC Common Units held by Nextracker Inc. will correspondingly increase as the LLC issues new LLC Common Units to Nextracker Inc. simultaneously with Nextracker Inc.’s delivery of Class A common stock to the exchanging holder.

General business agreement

We and an affiliate of Flex (the “Flex affiliate”) are parties to a general business agreement (the “General Business Agreement”) which governs the terms and conditions for the Flex affiliate’s services to us in procuring components, parts, raw materials and subassemblies, manufacturing, assembling, and testing products pursuant to mutually agreed upon written specifications between us and the Flex affiliate. The General Business Agreement formalized our historical business practices related to the purchases of certain components and services from Flex affiliates as disclosed in our Combined Financial Statements. The General Business Agreement is renewable automatically for successive one year periods, unless a party provides written notice to the other party that such party does not intend to renew the agreement at least 180 days prior to the end of any term. In consideration of the performance of such services, we expect to compensate the Flex affiliate approximately $60.0 to $70.0 million per year for fiscal years 2024 and 2025. This amount may increase in the event we request additional services under the General Business Agreement.

Umbrella agreement

We, the LLC, Flex and an affiliate of Flex will enter into an umbrella agreement (the “Umbrella Agreement”) that governs the terms, conditions and obligations of a strategic commercial relationship between us and Flex for the sale of our solar trackers in Brazil. The Umbrella Agreement will be renewable automatically for successive one-year periods, unless a party provides written notice to the other parties that such party does not intend to renew within at least ninety days prior to the end of any term. We expect to invoice the Flex affiliate approximately $40.0 million for its sales agent activity services to be performed on our behalf in Brazil for the remainder of fiscal year 2023, which is expected to increase our selling, general and administrative expenses by approximately $1.6 million to compensate Flex for such services.

Limitation of liability and indemnification of officers and directors

Our amended and restated certificate of incorporation, as expected to be in effect upon the completion of this offering, will provide that we shall indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. For further information, see the section entitled “Description of capital stock—Limitations on liability, indemnification of officers and directors and insurance.” We intend to enter into customary indemnification agreements with each of our executive officers and directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf.

Review, approval or ratification of transactions with related parties

The audit committee of our board of directors will have primary responsibility for reviewing and approving transactions with related parties. Our audit committee charter will provide that the audit committee shall review and approve in advance any related party transactions.

We will adopt, effective upon the completion of this offering, a formal written policy providing that our executive officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of our voting stock and any member of the immediate family of any of the foregoing persons is not permitted to enter into a related party transaction with us without the consent of our audit committee, subject to the exceptions described below. In approving or rejecting any such proposal, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to our audit committee, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction. Our audit committee is expected to determine that certain transactions will not require audit committee approval, including, but not limited to, compensation arrangements with directors or executive officers resulting solely from their service on our board of directors or as executive officers, so long as such arrangements are disclosed in our filings with the SEC, or if not required to be disclosed, are approved by our compensation and people committee, transactions or arrangements involving less than $25,000 for any individual related person, transactions where a related party’s interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis, and transactions available on the same terms to all employees generally.

Description of indebtedness

In connection with the Transactions, we expect to incur substantial indebtedness in the form of senior credit facilities comprised of (i) a term loan in an aggregate principal amount of $150.0 million, and (ii) a revolving credit facility in an aggregate principal amount of $500.0 million (the “2023 Credit Agreement”). In this regard, on January 12, 2023, the LLC entered into a commitment letter with JPMorgan Chase Bank, N.A., Bank of America, N.A., BofA Securities, Inc. Citigroup Global Markets Inc., Barclays Bank PLC, BNP Paribas Securities Corp., BNP Paribas, HSBC Bank USA, N.A., Mizuho Bank, Ltd., The Bank of Nova Scotia, Truist Securities, Inc., Truist Bank, KeyBank National Association, Sumitomo Mitsui Banking Corporation, UniCredit Bank AG, New York Branch and U.S. Bank National Association, pursuant to which such commitment parties agreed to arrange and syndicate, and fund the entire principal amount of, the senior credit facilities, subject to the terms and conditions set forth in the commitment letter.

The term loan facility, which will be available to be drawn in a single drawing on the closing date of the senior credit facility, is intended to finance, in part, the Distribution of $175.0 million from the LLC to Flex and TPG immediately prior to the consummation of the offering. The revolving credit facility, which will be available in U.S. dollars and euros on a revolving basis during the five-year period following the closing date, will be available to fund working capital, capital expenditures and other general corporate purposes of the credit parties. A portion of the revolving credit facility not to exceed $300.0 million will be available for the issuance of letters of credit. We expect that a portion of the revolving credit facility not to exceed $50 million will also be available for swing line loans. Subject to the satisfaction of certain conditions customary for financings of this type, the LLC will be permitted to incur incremental term loan facilities or increase the revolving credit facility commitment in an aggregate principal amount equal to $100.0 million plus an additional amount such that the secured net leverage ratio is equal to or less than a specified threshold after giving pro forma effect to such incurrence.

The closing of the senior credit facilities, which is intended to occur substantially concurrently with the consummation of the offering, is subject to the satisfaction of certain closing conditions customary for financings of this type. After the closing date, availability under the revolving credit facility from time to time will be subject to the satisfaction of certain conditions precedent customary for financings of this type.

The borrower of the senior credit facilities will be the LLC. The obligations of the borrower under the 2023 Credit Agreement will be jointly and severally guaranteed by us and certain of the LLC’s existing and future direct and indirect wholly-owned domestic subsidiaries, subject to certain exceptions customary for financings of this type.

All obligations of the borrower and the guarantors will be secured by certain assets of the borrower and such guarantors, which will initially include a perfected first-priority pledge on 100% of the equity securities of each wholly-owned domestic subsidiary held by any credit party and 65% of the equity securities of each wholly-owned foreign subsidiary held by any credit party, subject to certain customary exceptions and limitations. If the borrower’s total net leverage ratio exceeds a specified threshold, the collateral will include substantially all of the assets of the borrower and the guarantors, subject to certain customary exceptions and limitations. If the borrower achieves an investment grade rating, the obligations of the credit parties will no longer be required to be secured and any existing security will be released.

The borrower will be obligated to make quarterly principal payments throughout the term of the term loan facility beginning at the end of the fifth full fiscal quarter after the closing date in an amount equal to 0.625% of the original aggregate principal amount of the term loan. From the ninth full fiscal quarter after the closing date the quarterly amortization payment will increase to 1.25% of the original aggregate principal amount of the term loan. The remaining balance of the term loan and the outstanding balance of any revolving credit loans will be repayable on the fifth anniversary of the closing date. Borrowings under the 2023 Credit

Agreement are expected to be prepayable and commitments subject to being reduced in each case at the borrower’s option without premium or penalty. The 2023 Credit Agreement is expected to contain certain mandatory prepayment provisions in the event that the credit parties incur certain types of indebtedness or receive net cash proceeds from certain asset sales or other dispositions of property, in each case subject to terms, conditions and exceptions customary for financings of this type.

Borrowings in U.S. dollars under the 2023 Credit Agreement will bear interest at a rate based on either (a) a term SOFR-based formula plus a margin of 162.5 basis points to 200 basis points, depending on the borrower’s total net leverage ratio, or (b) a base rate formula plus a margin of 62.5 basis point to 100 basis points, depending on the Company’s total net leverage ratio. Borrowings under the revolving credit facility in euros are expected to bear interest based on the adjusted EURIBOR rate plus a margin of 162.5 basis points to 200 basis points, depending on the borrower’s total net leverage ratio. The borrower will also be required to pay a quarterly commitment fee on the undrawn portion of the revolving credit commitments of 20 basis points to 35 basis points, depending on the borrower’s total net leverage ratio.

The 2023 Credit Agreement is expected to contain certain affirmative and negative covenants customary for financings of this type that, among other things, limit the ability of the LLC and the other credit parties to incur additional indebtedness or liens, to dispose of assets, change their fiscal year or lines of business, pay dividends and other restricted payments, make investments and other acquisitions, make optional payments of subordinated and junior lien debt, enter into transactions with affiliates, enter into restrictive agreements, and use proceeds of the senior credit facility in a manner that violates federal reserve regulations, applicable sanctions laws or anti-corruption laws (including FCPA), among others. In addition, the 2023 Credit Agreement is expected to require that the LLC maintain a maximum consolidated total net leverage ratio. The 2023 Credit Agreement also is expected to contain representations and warranties and events of default customary for financings of this type.

The LLC will pay customary fees and expenses in connection with the closing of the senior credit facilities and has agreed to indemnify the lenders if certain losses are incurred by the lenders in connection with the senior credit facilities. The obligations of the commitment parties under the commitment letter will terminate automatically upon the earlier of the closing date of the senior credit facilities, March 31, 2023 and the consummation of the offering.

Description of capital stock

In connection with this offering, we will amend and restate our certificate of incorporation and our bylaws. The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, each of which to be in effect upon the completion of this offering and the forms of which will be filed as exhibits to the registration statement of which this prospectus is a part, as well as all applicable provisions of the DGCL. Because this is only a summary, it may not contain all the information that is important to you.

General

Immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, our certificate of incorporation will authorize 900,000,000 shares of Class A common stock, par value $0.0001 per share, 500,000,000 shares of Class B common stock, par value $0.0001 per share and 50,000,000 shares of undesignated preferred stock, par value $0.0001 per share, the rights, preferences and privileges of which may be designated from time to time by our board of directors (the “Board”).

As of the date of this prospectus, Flex currently beneficially owns all of our outstanding common stock and no shares of preferred stock have been designated or are outstanding. Upon completion of this offering, there will be outstanding 38,535,004 shares of Class A common stock, 105,538,708 shares of Class B common stock and no shares of preferred stock. The number of shares of common stock to be outstanding after this offering excludes 12,857,143 shares of Class A common stock that will be available for future issuance under our Equity Incentive Plan, which will be available for issuance upon the effectiveness of the registration statement of which this prospectus forms a part.

Class A common stock

Holders of our Class A common stock are entitled to the rights set forth below.

Voting rights

Each holder of our Class A common stock will be entitled to one vote for each share on all matters to be voted upon by stockholders. At each meeting of the stockholders, a majority of our shares issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, will constitute a quorum.

Directors will be elected by a plurality of the votes entitled to be cast. Our stockholders will not have cumulative voting rights. Except as otherwise provided in our amended and restated certificate of incorporation or as required by law, any question brought before any meeting of stockholders, other than the election of directors, will be decided by the affirmative vote of the holders of a majority of the total number of votes of our shares represented at the meeting and entitled to vote on such question, voting as a single class.

Dividends

Subject to any preferential rights of any outstanding preferred stock, holders of our Class A common stock will be entitled to receive ratably the dividends, if any, as may be declared from time to time by the Board out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of us, holders of our Class A common stock would be entitled to ratable distribution of our assets remaining after the payment in full of liabilities and any preferential rights of any then-outstanding preferred stock.

No preemptive or similar rights

Holders of our Class A common stock will have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the Class A common stock.

Ratio of shares of Class A common stock to LLC Common Units

Our amended and restated certificate of incorporation and the LLC Agreement will require that we and the LLC at all times maintain a one-to-one ratio between the number of shares of Class A common stock outstanding and the number of LLC Common Units owned by us, except as otherwise determined by us.

Class B common stock

Holders of our Class B common stock are entitled to the rights set forth below. Immediately after the Transactions, Yuma will own 77.23%, Yuma Sub will own 13.54% and TPG will own 9.24%, respectively, of the outstanding shares of our Class B common stock. Only Yuma, Yuma Sub, TPG and each of their permitted transferees of Class B common stock will be permitted to hold shares of our Class B common stock.

Voting rights

Each holder of our Class B common stock will be entitled to one vote for each share on all matters to be voted upon by stockholders. At each meeting of the stockholders, a majority of our shares issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, will constitute a quorum.

Directors will be elected by a plurality of the votes entitled to be cast. Our stockholders will not have cumulative voting rights. Except as otherwise provided in our amended and restated certificate of incorporation or as required by law, any question brought before any meeting of stockholders, other than the election of directors, will be decided by the affirmative vote of the holders of a majority of the total number of votes of our shares represented at the meeting and entitled to vote on such question, voting as a single class.

We entered into the separation agreement with Flex, which gives our controlling stockholder the right to nominate a majority of our directors after the consummation of this offering as long as our controlling stockholder beneficially owns 50% or more of the total voting power of our outstanding common stock and specifies how our controlling stockholder’s nominations rights shall decrease as our controlling stockholder’s beneficial ownership of our common stock also decreases. See the section entitled “Certain relationships and related party transactions—Separation agreement—Board and committee representation.”

Dividends

The holders of outstanding shares of Class B common stock do not have any right to receive dividends or any distribution upon our liquidation, dissolution or winding-up.

No preemptive or similar rights

Holders of our Class B common stock will have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the Class B common stock.

Ratio of shares of Class B common stock to LLC Common Units

Our amended and restated certificate of incorporation and the LLC Agreement will require that we and the LLC at all times maintain a one-to-one ratio between the number of shares of Class B common stock owned by Yuma, Yuma Sub, TPG and each of their permitted transferees and the number of LLC Common Units owned by Yuma, Yuma Sub, TPG and each of their permitted transferees, except as otherwise determined by us.

Combined voting of Class A common stock and Class B common stock

Holders of shares of our Class A common stock and Class B common stock will vote together as a single class on all matters requiring approval by our common stockholders unless otherwise required by law.

Upon the completion of this offering, and assuming no exercise of the underwriters’ option to purchase 3,488,372 additional shares of Class A common stock, holders of shares of our Class A common stock will hold approximately 26.75% of the total outstanding shares of our common stock and holders of shares of our Class B common stock will hold approximately 73.25% of the total outstanding shares of our common stock.

If the underwriters exercise in full their option to purchase an additional 3,488,372 shares of Class A common stock, holders of our Class A common stock will hold approximately 29.17% of the total outstanding shares of our common stock and holders of our Class B common stock will hold approximately 70.83% of the total outstanding shares of our common stock.

Preferred stock

Under the terms of our amended and restated certificate of incorporation, the Board will be authorized, subject to limitations prescribed by the DGCL and by our amended and restated certificate of incorporation, to issue up to 50,000,000 shares of preferred stock in one or more series without further action by the holders of our common stock. The Board will have the discretion, subject to limitations prescribed by the DGCL and by our amended and restated certificate of incorporation, to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Anti-takeover effects of various provisions of Delaware law and our certificate of incorporation and bylaws

Provisions of the DGCL and our amended and restated certificate of incorporation and bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that the Board may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with Board. We believe that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware anti-takeover statute.    We will be subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless (i) prior to such time, the board of directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or (iii) on or subsequent to such time the business combination is approved by the board of directors of such corporation and authorized at a meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock of such corporation not owned by the interested stockholder. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the Board, including discouraging attempts that might result in a premium over the market price for the shares of our Class A common stock held by our stockholders.

A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from amendments approved by holders of at least a majority of the corporation’s outstanding voting shares. We will not elect to “opt out” of Section 203. However, Flex and its affiliates have been approved by our Board as an interested stockholder (as defined in Section 203 of the DGCL) and therefore are not subject to Section 203. For so long as Flex beneficially owns a majority of the total voting power of our outstanding shares, and therefore has the ability to designate a majority of the Board, directors designated by Flex to serve on the Board would have the ability to pre-approve other parties, including potential transferees of Flex’s shares of our common stock, so that Section 203 would not apply to such other parties.

Classified board.    Our amended and restated certificate of incorporation will provide that our Board will be divided into three classes. The directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following this offering, which we expect will be held in 2023. The directors designated as Class II directors will have terms expiring at the following year’s annual meeting of stockholders, which we expect will be held in 2024, and the directors designated as Class III directors will have terms expiring at the following year’s annual meeting of stockholders, which we expect will be held in 2025. Commencing with the first annual meeting of stockholders following this offering, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for a term of three years. Under the classified board provisions, it would take at least two elections of directors for any individual or group to gain control of the Board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of us.

Removal of directors.    Our amended and restated certificate of incorporation will provide that our stockholders may remove our directors only for cause, by an affirmative vote of holders of at least the majority of our voting stock then outstanding.

Amendments to certificate of incorporation.    Our amended and restated certificate of incorporation will provide that, from and after such time as Flex ceases to beneficially own a majority of the total voting power of our outstanding shares entitled to vote thereon (the “Trigger Event”), the affirmative vote of the holders of at least two-thirds of the total voting power of our outstanding shares entitled to vote thereon, voting as a single class, is required to amend certain provisions relating to the number, term, classification, removal and filling of vacancies with respect to the Board, the calling of special meetings of stockholders, certain relationships and transactions with Flex, stockholder action by written consent, forum selection, the ability to amend the bylaws, the elimination of liability of directors to the extent permitted by Delaware law, director and officer indemnification and any provision relating to the amendment of any of these provisions.

Amendments to bylaws.    Our amended and restated certificate of incorporation and bylaws will provide that, from and after such time as Flex ceases to beneficially own a majority of the total voting power of our outstanding shares entitled to vote thereon, our amended and restated bylaws may only be amended by the Board or by the affirmative vote of holders of at least two-thirds of the total voting power of our outstanding shares entitled to vote thereon, voting as a single class. Our amended and restated bylaws will also provide for advance notice to be given for nominations for elections of directors and stockholder action by written consent.

Size of board and vacancies.    Our amended and restated certificate of incorporation will provide that the Board will consist of not less than three (3) nor greater than fifteen (15) directors, the exact number of which will be fixed exclusively by the Board. Any vacancies created in the Board resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal from office or other cause will be filled by an affirmative vote of a majority of the directors then in office, even if less than a quorum is present, or by a sole remaining director. Any director appointed to fill a vacancy on the Board will hold office until the earlier of the expiration of the term of office of the director whom he or she has replaced, a successor is duly elected and qualified or the earlier of such director’s death, resignation, retirement, removal or disqualification.

Special stockholder meetings.    Our amended and restated certificate of incorporation will provide that special meetings of stockholders may be called only by (a) the secretary at the direction of a majority of the directors then in office, at any time, (b) the chairperson of our board of directors, at any time, or (c) until the Trigger Event, the secretary at the written request of the holders of a majority of the voting power of the then outstanding voting stock, and special meetings may not be called by any other person. Stockholders may not call special stockholder meetings from and after the occurrence of the Trigger Event.

Stockholder action by written consent.    Our amended and restated certificate of incorporation will provide that, until the Trigger Event, with respect to any action required or permitted to be taken at any annual meeting or special meeting of stockholders our stockholders may act by written consent.

Requirements for advance notification of stockholder nominations and proposals.    The amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors as well as minimum qualification requirements for stockholders making the proposals or nominations. Additionally, the bylaws will require that candidates for election as director disclose their qualifications and make certain representations.

No cumulative voting.    The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will not provide for cumulative voting.

Undesignated preferred stock.    The authority that the Board will possess to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of us through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. The Board may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Choice of forum.    Our amended and restated certificate of incorporation will provide that unless we consent in writing to the selection of an alternative forum the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court in Delaware or the federal district court for the District of Delaware) will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty owed by any director, officer or other employee to us or our stockholders; (iii) any action asserting a claim against us or any director or officer or other employee arising pursuant to the DGCL, our amended and restated certificate of incorporation or amended and restated bylaws; or (iv) any action asserting a claim against us or any director or officer or other employee that is governed by the internal affairs doctrine. Notwithstanding the foregoing, the exclusive forum provision will not apply to any claim to enforce any liability or duty created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction. Our amended and restated certificate of incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, including all causes of action asserted against any defendant named in such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. See the section entitled “Risk factors—Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.”

Conflicts of interest; corporate opportunities

In order to address potential conflicts of interest between us and Flex, our amended and restated certificate of incorporation will contain certain provisions regulating and defining the conduct of our affairs to the extent that they may involve Flex and its directors, officers and/or employees and our rights, powers, duties and liabilities and those of our directors, officers, employees and stockholders in connection with our relationship with Flex. In general, these provisions recognize that we and Flex may engage in the same or similar business activities and lines of business or have an interest in the same areas of corporate opportunities and that we and Flex will continue to have contractual and business relations with each other, including directors, officers and/or employees of Flex serving as our directors, officers and/or employees.

Our amended and restated certificate of incorporation will provide that Flex will have no duty to communicate information regarding a corporate opportunity to us or to refrain from engaging in the same or similar lines of business or doing business with any of our clients, customers or vendors. Moreover, our amended and restated certificate of incorporation will provide that for so long as Flex owns at least 10% of the total voting power of our outstanding shares with respect to the election of directors or otherwise has one or more directors, officers or employees serving as our director, officer or employee, in the event that any of our directors, officers or employees who is also a director, officer or employee of Flex acquires knowledge of a potential transaction or matter that may be a corporate opportunity for us and Flex, such director, officer or employee shall to the fullest extent permitted by law have fully satisfied and fulfilled his or her fiduciary duty, if any, with respect to such corporate opportunity, and we, to the fullest extent permitted by law, renounce any interest or expectancy in such business opportunity, and waive any claim that such business opportunity constituted a corporate opportunity that should have been presented to us or any of our affiliates, if he or she acts in a manner consistent with the following policy: such corporate opportunity offered to any person who is our director, officer or employee and who is also a director, officer or employee of Flex shall belong to us only if such opportunity is expressly offered to such person solely in his or her capacity as our director or officer and otherwise shall belong to Flex.

Our amended and restated certificate of incorporation also will provide for special approval procedures that may be utilized if it is deemed desirable by Flex, us, our affiliates or any other party, that we take action with specific regard to transactions or opportunities presenting potential conflicts of interest, out of an abundance of caution, to ensure that such transactions are not voidable, or that such an opportunity or opportunities are effectively disclaimed. Specifically, we may employ any of the following special procedures:

•

the material facts of the transaction and the director’s, officer’s or employee’s interest are disclosed or known to the Board or duly appointed committee of the Board and the Board or such committee authorizes, approves or ratifies the transaction by the affirmative vote or consent of a majority of the directors (or committee members) who have no direct or indirect interest in the transaction and, in any event, of at least two directors (or committee members); or

•	the material facts of the transaction and the director’s interest are disclosed or known to the stockholders entitled to vote and they authorize, approve or ratify such transaction.

Any person purchasing or otherwise acquiring any interest in any shares of our common stock will be deemed to have consented to these provisions of the amended and restated certificate of incorporation.

Limitations on liability, indemnification of officers and directors and insurance

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, and our amended and restated certificate of incorporation will include such an exculpation provision. Our amended and restated certificate of incorporation will include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as our director or officer, or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be. Our amended and restated certificate of incorporation and bylaws will also provide that we must indemnify and advance reasonable expenses to its directors and, subject to certain exceptions, officers, subject to its receipt of an undertaking from the indemnified party as may be required under the DGCL. Our amended and restated certificate of incorporation will expressly authorize us to carry directors’ and officers’ insurance to protect us, our directors, officers and certain employees for some liabilities.

We will also enter into indemnification agreements with each of our directors and our executive officers in connection with this offering. These agreements provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and our amended and restated certificate of incorporation.

The limitation of liability and indemnification provisions that will be in our amended and restated certificate of incorporation and indemnification agreements may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, these provisions will not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Authorized but unissued shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. We may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. As noted above, the existence of authorized but unissued shares of common stock and preferred stock could also render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Transfer agent and registrar

The transfer agent and registrar for our Class A common stock will be Computershare Trust Company, N.A.

Listing

We have applied for listing of our Class A common stock on Nasdaq under the symbol “NXT.”

Shares available for future sale

We cannot predict with certainty the effect, if any, that market sales of shares of our Class A common stock or the availability of shares of our Class A common stock for sale will have on the market price prevailing from time to time. In addition, Flex has sole discretion in effecting any subsequent distribution or disposition of its retained beneficial interest in the LLC, including through a distribution or disposition of our shares. The sale or other availability of substantial amounts of our Class A common stock in the public market or the perception that such sales could occur could adversely affect the prevailing market price of the Class A common stock and our ability to raise equity capital in the future.

Upon completion of this offering, we will have 38,535,004 shares of Class A common stock outstanding. Subject to any restrictions under the lock-up agreements, other contractual restrictions on resale and the provisions of Rule 144 described below, all of the shares of our Class A common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act.

Sale of restricted shares

All of the shares of Class A common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by or owned by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, may generally only be sold publicly in compliance with the limitations of Rule 144 described below. As defined in Rule 144, an affiliate of an issuer is a person that directly or indirectly, through one or more intermediaries, controls, or is controlled by or is under common control with, such issuer.

Immediately following the completion of this offering, Flex will beneficially own 65.96% of our outstanding common stock. Shares beneficially owned by Flex will be “restricted securities” as that term is used in Rule 144. Subject to contractual restrictions, including the lock-up agreements described below, Flex will be entitled to sell these shares in the public market only if the sale of such shares is registered with the SEC or if the sale of such shares qualifies for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act. At such time as these restricted shares become unrestricted and available for sale, the sale of these restricted shares, whether pursuant to Rule 144 or otherwise, may have a negative effect on the price of our Class A common stock.

Prior to the completion of this offering, we expect to enter into a registration rights agreement with affiliates of Flex and TPG that requires us to register under the Securities Act the resale of shares of our Class A common stock, subject to the lock-up agreements described below. See the section entitled “Certain relationships and related party transactions—Registration rights agreement.” Such securities registered under any registration statement will be available for sale in the open market unless restrictions apply.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this offering, a person who is not one of our affiliates who has beneficially owned shares of our Class A common stock for at least six months may sell those shares without restriction, provided the current public information requirements of Rule 144 continue to be satisfied. In addition, any person who is not one of our affiliates at any time during the three months immediately preceding a proposed sale, and who has beneficially owned shares of our Class A common stock for at least one year, would be entitled to sell an unlimited number of those shares without restriction. Our affiliates who have beneficially owned shares of our Class A common stock for at least six months are entitled to sell within any three-month period a number of those shares that does not exceed the greater of:

•	1% of the number of shares of our Class A common stock then outstanding, which will equal approximately 385,350 shares immediately after completion of this offering; and

•	the average weekly trading volume of our Class A common stock on Nasdaq during the four calendar weeks immediately preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares by affiliates under Rule 144 are also subject to requirements regarding the manner of sale, notice, and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our Class A common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares.

Rule 701

In general, under Rule 701 under the Securities Act as currently in effect, an employee, director, officer, consultant or advisor who purchases shares of our Class A common stock from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is eligible to resell such shares 90 days after the effective date of the registration statement of which this prospectus forms a part in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period restriction, contained in Rule 144.

Registration statement on Form S-8

We intend to file a registration statement on Form S-8 to register the issuance of an aggregate of 12,857,143 shares of our Class A common stock reserved for issuance under our Equity Incentive Plan. Such registration statement will become effective upon filing with the SEC, and shares of our Class A common stock covered by such registration statement will be eligible for resale in the public market immediately after the effective date of such registration statement, subject to the lock-up agreements described in this prospectus.

Lock-up agreements

We, our anticipated officers and directors and Flex have agreed with the underwriters that, without the prior written consent of J.P. Morgan Securities LLC and BofA Securities, Inc. we and they will not, subject to certain exceptions and extensions, during the period ending 180 days after the date of this prospectus, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other agreement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for shares of our Class A common stock or publicly disclose the intention to make any such offer, sale, pledge or disposition. J.P. Morgan Securities LLC and BofA Securities, Inc. may, in their sole discretion and at any time without notice, release all or any portion of the shares of our Class A common stock subject to the lock-up. See “Underwriting.”

Material U.S. federal income tax considerations for non-U.S. holders of our Class A common stock

The following is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of shares of our Class A common stock as of the date hereof. Except where noted, this summary deals only with Class A common stock that was acquired in this offering and that is held as a capital asset by a non-U.S. holder (as defined below).

A “non-U.S. holder” means a beneficial owner of shares of our Class A common stock (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons as defined under the Code have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Code, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. This summary does not address all aspects of U.S. federal income taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a U.S. expatriate, foreign pension fund, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for U.S. federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds shares of our Class A common stock, the tax treatment of a partner and the partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partnership or a partner of a partnership holding our Class A common stock, you should consult your tax advisors.

If you are considering the purchase of our Class A common stock, you should consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our Class A common stock, as well as the consequences to you arising under other U.S. federal tax laws and the tax laws of any state, local or other taxing jurisdiction.

Dividends

We do not anticipate paying any cash dividends to holders of our Class A common stock in the foreseeable future. See the section entitled “Dividend policy.” If we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of shares of our Class A common stock, the distribution generally will be treated as a dividend for U.S. federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a non-U.S. holder’s Class A common stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted tax basis in shares of our Class A common stock, the excess will be treated as gain from the disposition of shares of our Class A common stock (the tax treatment of which is discussed below under “—Gain on disposition of Class A common stock”).

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide the applicable withholding agent with a properly executed IRS Form W-8BEN or Form W-8BEN-E (or other applicable or successor form) certifying under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our Class A common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on disposition of Class A common stock

Subject to the discussion of backup withholding and FATCA below, any gain realized by a non-U.S. holder on the sale or other disposition of our Class A common stock generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes and certain other conditions are met.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the non-U.S. holder were a United States person as defined under the Code. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States), provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, generally, a corporation is a “United States real property holding corporation” if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe that we are not, and do not anticipate becoming, a “United states real property holding corporation.” If we are or become a “United States real property holding corporation at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period,” however, so long as our Class A common stock is regularly traded on an established securities market during the calendar year in which the sale or other disposition occurs, only a non-U.S. holder who holds or held more than 5% of our Class A common stock during the time period specified above will be subject to U.S. federal income tax on the sale or other disposition of our Class A common stock.

Information reporting and backup withholding

Distributions paid to a non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will not be subject to backup withholding on dividends received if such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our Class A common stock made within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Additional withholding requirements under FATCA

Pursuant to sections 1471 through 1474 of the Code, commonly known as the Foreign Account Tax Compliance Act (“FATCA”), a 30% withholding tax may be imposed on certain payments to you or to certain foreign financial institutions, investment funds and other non-U.S. persons receiving payments on your behalf if you or such persons are subject to, and fail to comply with, certain information reporting requirements. Such payments will include U.S.-source dividends and the gross proceeds from the sale or other disposition of stock that can produce U.S.-source dividends.

Payments of dividends that you receive in respect of shares of our Class A common stock could be affected by this withholding if you are subject to FATCA information reporting requirements and fail to comply with them or if you hold shares of our Class A common stock through a non-U.S. person (e.g., a foreign bank or broker) that fails to comply with these requirements (even if payments to you would not otherwise have been subject to FATCA withholding). Proposed Treasury regulations, which may be relied upon until final regulations are issued, eliminate withholding on payments of gross proceeds. An intergovernmental agreement between the United States and your country of residence (or the country of residence of the non-U.S. person receiving payments on your behalf) may modify the requirements described above. You should consult your own tax advisors regarding the relevant U.S. law and other official guidance on FATCA withholding.

If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisors regarding that application of FATCA and whether they may be relevant to your ownership and disposition of our Class A common stock.

Underwriting

We are offering the shares of Class A common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, BofA Securities, Inc., Citigroup Global Markets Inc. and Barclays Capital Inc. are acting as joint book-running managers of the offering and are acting as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discount set forth on the cover page of this prospectus, the number of shares of Class A common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC
BofA Securities, Inc.
Citigroup Global Markets Inc.
Barclays Capital Inc.
Truist Securities, Inc.
HSBC Securities (USA) Inc.
BNP Paribas Securities Corp.
Mizuho Securities USA LLC
Scotia Capital (USA) Inc.
KeyBanc Capital Markets Inc.
SMBC Nikko Securities America, Inc.
BTIG, LLC
UniCredit Capital Markets LLC
Roth Capital Partners, LLC
Craig-Hallum Capital Group LLC

Total	23,255,814

The underwriters are committed to purchase all the shares of Class A common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                 per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $                 per share from the initial public offering price. After the initial offering of the shares to the public, if all of the shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 3,488,372 additional shares of Class A common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of Class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of Class A common stock less the amount paid by the underwriters to us per share of Class A common stock. The underwriting fee is $                 per

share. The following table shows the per share and total underwriting fee to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discount, will be approximately $8.3 million which will be paid by Flex. The underwriters have agreed to pay a portion of the expenses incurred in this offering.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the SEC a registration statement under the Securities Act relating to, any shares of our Class A common stock or securities convertible into or exercisable or exchangeable for any shares of our Class A common stock, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of Class A common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of Class A common stock or such other securities, in cash or otherwise), in each case without the prior written consent of each of J.P. Morgan Securities LLC and BofA Securities, Inc. for a period of 180 days after the date of this prospectus, other than the shares of our Class A common stock to be sold in this offering.

The restrictions on our actions, as described above, do not apply to certain transactions, including (i) the issuance of shares of Class A common stock or securities convertible into or exercisable for shares of Class A common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise) or the settlement of equity awards (including net settlement), in each case outstanding on the date of the underwriting agreement and described in this prospectus; (ii) grants of stock options, stock awards, restricted stock, RSUs, PSUs, or other equity awards and the issuance of shares of Class A common stock or securities convertible into or exercisable or exchangeable for shares of Class A common stock (whether upon the exercise of stock options or otherwise) to our employees, officers, directors, advisors, or consultants pursuant to the terms of an equity compensation plan in effect as of the closing of this offering and described in this prospectus, provided that such recipients enter into a lock-up agreement with the underwriters; (iii) the issuance of up to 5% of the outstanding shares of Class A common stock, or securities convertible into, exercisable for, or which are otherwise exchangeable for, Class A common stock, in acquisitions or other similar strategic transactions and the filing with or confidential submission to the SEC of a registration statement in connection therewith, provided that such recipients enter into a lock-up agreement with the underwriters; (iv) our filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any plan in effect on the date of the underwriting agreement and described in this prospectus or any assumed benefit plan pursuant to an acquisition or similar strategic transaction; (v) facilitating the establishment of trading plans pursuant to Rule 10b5-1 under the Exchange Act; (vi) the filing with or confidential submission of a registration statement relating to the subsequent distribution or dispositions described herein, provided that no securities may be sold or exchanged pursuant to such registration statement during the 180-day restricted period; or (vii) the issuance of shares pursuant to the terms of the Exchange Agreement or the LLC Agreement as described in this prospectus.

Our directors and executive officers, and substantially all of our stockholders (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus (such period, the “restricted period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of each of J.P. Morgan Securities LLC and BofA Securities, Inc., (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for our Class A common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC (collectively with the Class A common stock, the “lock-up securities”)), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including (a) transfers of lock-up securities: (i) as bona fide gifts, or for bona fide estate planning purposes, (ii) by will or intestacy, (iii) to any trust for the direct or indirect benefit of the lock-up party or any immediate family member, (iv) to a partnership, limited liability company or other entity of which the lock-up party and its immediate family members are the legal and beneficial owner of all of the outstanding equity securities or similar interests, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv), (vi) in the case of a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or its affiliates or (B) as part of a distribution to members, stockholders or limited partners of the lock-up party; (vii) by operation of law, (viii) to us from an employee upon death, disability or termination of employment of such employee, (ix) as part of a sale of lock-up securities acquired in open market transactions after the completion of this offering, (x) to us in connection with the vesting, settlement or exercise of restricted stock units, options, warrants or other rights to purchase shares of Class A common stock (including “net” or “cashless” exercise), including for the payment of exercise price and/or tax and remittance payments, or (xi) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all stockholders involving a change in control, provided that if such transaction is not completed, all such lock-up securities would remain subject to the restrictions in the immediately preceding paragraph; (b) exchange of Class B common stock and LLC Units for Class A common stock in accordance with the Exchange Agreement; (c) exercise of the options, settlement of RSUs or other equity awards, or the exercise of warrants granted pursuant to plans described in this prospectus, provided that any lock-up securities received upon such exercise, vesting or settlement would be subject to restrictions similar to those in the immediately preceding paragraph; (d) the conversion of outstanding preferred stock, warrants to acquire preferred stock, or convertible securities into shares of Class A common stock or warrants to acquire shares of Class A common stock, provided that any Class A common stock or warrant received upon such conversion would be subject to restrictions similar to those in the immediately preceding paragraph; (e) the establishment by lock-up parties of trading plans under Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for the transfer of lock-up securities during the restricted period; and (f) the demand for or exercise of any right with respect to any confidential or non-public submission for the registration of the Class A common stock.

J.P. Morgan Securities LLC and BofA Securities, Inc. may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We have applied to list our Class A common stock on Nasdaq under the symbol “NXT.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of Class A common stock in the open market for the purpose of preventing or retarding a decline in the market price of the Class A common stock while this offering is in progress. These stabilizing transactions may include making short sales of Class A common stock, which involves the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering, and purchasing shares of Class A common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Class A common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase Class A common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the Class A common stock or preventing or retarding a decline in the market price of the Class A common stock, and, as a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on Nasdaq, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our shares of Class A common stock, or that the shares will trade in the public market at or above the initial public offering price.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

TPG Capital BD, LLC (“TPG BD”), an affiliate of TPG, has acted as a financial advisor in connection with the offering. TPG BD is not acting as an underwriter in this offering and will not offer or sell any securities.

Certain funds and accounts managed by subsidiaries of BlackRock, Inc. and by Norges Bank Investment Management, a division of Norges Bank, have, severally and not jointly, indicated an interest in purchasing up to an aggregate of $100 million collectively in shares of our Class A common stock in this offering at the initial public offering price and on the same terms and conditions as the other purchasers in this offering. Because these indications of interest are not binding agreements or commitments to purchase, such purchasers could determine to purchase more, fewer or no shares in this offering or the underwriters could determine to sell more, fewer or no shares to such purchasers. The underwriters will receive the same discount on any of our shares of Class A common stock purchased by certain funds and accounts managed by subsidiaries of BlackRock, Inc. and by Norges Bank Investment Management, a division of Norges Bank, as they will from any other shares of Class A common stock sold to the public in this offering.

Selling restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus outside the United States. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area, no shares have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to prospective investors in the United Kingdom

No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the Shares which (i) has been approved by the Financial Conduct Authority or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provisions in Article 74 (transitional provisions) of the Prospectus Amendment etc (EU Exit) Regulations 2019/1234, except that the shares may be offered to the public in the United Kingdom at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of underwriters for any such offer; or

(c)	in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (“FSMA”).

provided that no such offer of the Shares shall require the Issuer or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to prospective investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market

Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to prospective investors in Monaco

The shares may not be offered or sold, directly or indirectly, to the public in Monaco other than by a Monaco Bank or a duly authorized Monegasque intermediary acting as a professional institutional investor which has such knowledge and experience in financial and business matters as to be capable of evaluating the risks and merits of an investment in the Company. Consequently, this prospectus may only be communicated to (i) banks, and (ii) portfolio management companies duly licensed by the “Commission de Contrôle des Activités Financières” by virtue of Law n° 1.338, of September 7, 2007, and authorized under Law n° 1.144 of July 26, 1991. Such regulated intermediaries may in turn communicate this prospectus to potential investors.

Notice to prospective investors in Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to prospective investors in New Zealand

This document has not been registered, filed with or approved by any New Zealand regulatory authority under the Financial Markets Conduct Act 2013 (the “FMC Act”). The shares may only be offered or sold in New Zealand (or allotted with a view to being offered for sale in New Zealand) to a person who:

•	is an investment business within the meaning of clause 37 of Schedule 1 of the FMC Act;
•	meets the investment activity criteria specified in clause 38 of Schedule 1 of the FMC Act;
•	is large within the meaning of clause 39 of Schedule 1 of the FMC Act;
•	is a government agency within the meaning of clause 40 of Schedule 1 of the FMC Act; or
•	is an eligible investor within the meaning of clause 41 of Schedule 1 of the FMC Act.

Notice to prospective investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the account or benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the account or the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to prospective investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (the “C(WUMP)O”) or which do not constitute an offer to the public within the meaning of the C(WUMP)O. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to prospective investors in Singapore

Each underwriter has acknowledged that this prospectus has not been and will not be registered as a prospectus under the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”) by the Monetary Authority of Singapore and the offer of the shares in Singapore is made primarily pursuant to the exemptions under Sections 274 and 275 of the SFA. Accordingly, each underwriter has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:

(a)	to an institutional investor (as defined in Section 4A of the SFA (an “Institutional Investor”) pursuant to Section 274 of the SFA;

(b)	to an accredited investor (as defined in Section 4A of the SFA) (an “Accredited Investor”) or other relevant person (as defined in Section 275(2) of the SFA) (a “Relevant Person”) pursuant to Section 275(1) of the SFA, or to any person pursuant to an offer referred to in Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018; or

(c)	otherwise pursuant to, and in accordance with the conditions of, any other applicable exemption or provision of the SFA.

It is a condition of the offer that where the shares are subscribed for or acquired pursuant to an offer made in reliance on Section 275 of the SFA by a Relevant Person which is:

(a)	a corporation (which is not an Accredited Investor), the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an Accredited Investor; or

(b)	a trust (where the trustee is not an Accredited Investor), the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an Accredited Investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation and the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has subscribed for or acquired the shares except:

(i)	to an Institutional Investor or an Accredited Investor or other Relevant Person, or which arises from an offer referred to in Section 275(1A) of the SFA (in the case of that corporation) or Section 276(4)(i)(B) of the SFA (in the case of that trust);

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Notice to prospective investors in China

This prospectus will not be circulated or distributed in the People’s Republic of China (“PRC”) and the shares will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Notice to prospective investors in Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). The shares have not been listed on any of securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including, but not limited to, requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Notice to prospective investors in Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services Licence; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services Licence who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Notice to prospective investors in Taiwan

The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.

Notice to prospective investors in Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“CMA”) pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorised financial adviser.

Notice to prospective investors in Qatar

The shares described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Notice to prospective investors in the Dubai International Financial Centre (“DIFC”)

This prospectus relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to prospective investors in the United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to prospective investors in Bermuda

The shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Notice to prospective investors in the British Virgin Islands

The shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the issuer. The shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands), (“BVI Companies”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

Notice to prospective investors in The Bahamas

The shares may not be offered or sold in The Bahamas via a public offer. The shares may not be offered or sold or otherwise disposed of in any way to any person(s) deemed “resident” for exchange control purposes by the Central Bank of The Bahamas.

Notice to prospective investors in South Africa

Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) is being made in connection with the issue of the shares in South Africa. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:

Section 96 (1) (a): the offer, transfer, sale, renunciation or delivery is to:

(i)	persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;

(ii)	the South African Public Investment Corporation;

(iii)	persons or entities regulated by the Reserve Bank of South Africa;

(iv)	authorised financial service providers under South African law;

(v)	financial institutions recognised as such under South African law;

(vi)	a wholly-owned subsidiary of any person or entity contemplated in (iii), (iv) or (v), acting as agent in the capacity of an authorised portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or

(vii)	any combination of the person in (i) to (vi); or

Section 96 (1) (b): the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.

Information made available in this prospectus should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002.

Notice to prospective investors in Chile

THESE SHARES ARE PRIVATELY OFFERED IN CHILE PURSUANT TO THE PROVISIONS OF LAW 18,045, THE SECURITIES MARKET LAW OF CHILE, AND NORMA DE CARÁCTER GENERAL NO. 336 (“RULE 336”), DATED JUNE 27, 2012, ISSUED BY THE SUPERINTENDENCIA DE VALORES Y SEGUROS DE CHILE (“SVS”), THE SECURITIES REGULATOR OF CHILE, TO RESIDENT QUALIFIED INVESTORS THAT ARE LISTED IN RULE 336 AND FURTHER DEFINED IN RULE 216 OF JUNE 12, 2008 ISSUED BY THE SVS.

PURSUANT TO RULE 336 THE FOLLOWING INFORMATION IS PROVIDED IN CHILE TO PROSPECTIVE RESIDENT INVESTORS IN THE OFFERED SECURITIES:

1.	THE INITIATION OF THE OFFER IN CHILE IS , 2023.

2.	THE OFFER IS SUBJECT TO NCG 336 OF JUNE 27, 2012 ISSUED BY THE SUPERINTENDENCIA DE VALORES Y SEGUROS DE CHILE (SUPERINTENDENCY OF SECURITIES AND INSURANCE OF CHILE).

3.	THE OFFER REFERS TO SECURITIES THAT ARE NOT REGISTERED IN THE REGISTRO DE VALORES (SECURITIES REGISTRY) OR THE REGISTRO DE VALORES EXTRANJEROS (FOREIGN SECURITIES REGISTRY) OF THE SVS AND THEREFORE:

a.	THE SECURITIES ARE NOT SUBJECT TO THE OVERSIGHT OF THE SVS; AND

b.	THERE ISSUER THEREOF IS NOT SUBJECT TO REPORTING OBLIGATION WITH RESPECT TO ITSELF OR THE OFFERED SECURITIES.

4.	THE SECURITIES MAY NOT BE PUBLICLY OFFERED IN CHILE UNLESS AND UNTIL THEY ARE REGISTERED IN THE SECURITIES REGISTRY OF THE SVS.

INFORMACIÓN A LOS INVERSIONISTAS RESIDENTES EN CHILE

LOS VALORES OBJETO DE ESTA OFERTA SE OFRECEN PRIVADAMENTE EN CHILE DE CONFORMIDAD CON LAS DISPOSICIONES DE LA LEY N° 18.045 DE MERCADO DE VALORES, Y LA NORMA DE CARÁCTER GENERAL N° 336 DE 27 DE JUNIO DE 2012 (“NCG 336”) EMITIDA POR LA SUPERINTENDENCIA DE VALORES Y SEGUROS DE CHILE, A LOS “INVERSIONISTAS CALIFICADOS” QUE ENUMERA LA NCG 336 Y QUE SE DEFINEN EN LA NORMA DE CARÁCTER GENERAL N° 216 DE 12 DE JUNIO DE 2008 EMITIDA POR LA MISMA SUPERINTENDENCIA.

EN CUMPLIMIENTO DE LA NCG 336, LA SIGUIENTE INFORMACIÓN SE PROPORCIONA A LOS POTENCIALES INVERSIONISTAS RESIDENTES EN CHILE:

1.	LA OFERTA DE ESTOS VALORES EN CHILE COMIENZA EL DÍA DE 2023.

2.	LA OFERTA SE ENCUENTRA ACOGIDA A LA NCG 336 DE FECHA ECHA 27 DE JUNIO DE 2012 EMITIDA POR LA SUPERINTENDENCIA DE VALORES Y SEGUROS.

3.	LA OFERTA VERSA SOBRE VALORES QUE NO SE ENCUENTRAN INSCRITOS EN EL REGISTRO DE VALORES NI EN EL REGISTRO DE VALORES EXTRANJEROS QUE LLEVA LA SUPERINTENDENCIA DE VALORES Y SEGUROS, POR LO QUE:

a.	LOS VALORES NO ESTÁN SUJETOS A LA FISCALIZACIÓN DE ESA SUPERINTENDENCIA; Y

b.	EL EMISOR DE LOS VALORES NO ESTÁ SUJETO A LA OBLIGACIÓN DE ENTREGAR INFORMACIÓN PÚBLICA SOBRE LOS VALORES OFRECIDOS NI SU EMISOR.

4.	LOS VALORES PRIVADAMENTE OFRECIDOS NO PODRÁN SER OBJETO DE OFERTA PÚBLICA EN CHILE MIENTRAS NO SEAN INSCRITOS EN EL REGISTRO DE VALORES CORRESPONDIENTE.

Legal matters

The validity of the shares of Class A common stock offered hereby will be passed upon for us by Sidley Austin LLP, Palo Alto, California. Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California is acting as counsel to the underwriters.

Experts

The balance sheet of Nextracker Inc. as of December 19, 2022 (date of formation) included in this prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statement is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Nextracker as of March 31, 2022 and 2021, and for each of the three years in the period ended March 31, 2022, included in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

Where you can find additional information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock being sold in this offering, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or document referenced are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

The SEC maintains a website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available at website of the SEC referred to above. We also maintain a website at www.nextracker.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus.

Nextracker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholder and the Board of Directors of Nextracker Inc.:

Opinion on the Financial Statement

We have audited the accompanying balance sheet of Nextracker Inc. (the “Company”) as of December 19, 2022 (date of formation) and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 19, 2022 (date of formation) in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statement that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statement and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ DELOITTE & TOUCHE LLP

San Jose, California

January 13, 2023

We have served as the Company’s auditor since fiscal year 2023.

NEXTRACKER INC.

Balance sheet

As of December 19
(In thousands, except shares and per share amount)	2022

ASSETS
Cash and cash equivalents	$—
Total assets	$—

LIABILITIES AND STOCKHOLDER’S EQUITY
Total liabilities	$—

Stockholder’s equity:
Common stock, $0.001 par value per share, 100 shares authorized, 100 issued and outstanding	—
Additional paid-in capital	—
Total liabilities and stockholder’s equity	$—

The accompanying notes are an integral part of this financial statement.

NEXTRACKER INC.

Notes to financial statement

1. Description of the Business and Summary of Significant Accounting Policies

Background and Nature of Operations

Nextracker Inc. (the “Company”) was formed as a Delaware corporation on December 19, 2022, which is a 100%-owned subsidiary of Yuma, Inc., a Delaware corporation and indirect wholly-owned subsidiary of Flex Ltd. The Company was formed for the purpose of completing a public offering and related transactions (the “Transactions”) in order to carry on the business of Nextracker LLC, which is an entity comprised of the solar tracker business of Flex Ltd. that is the leading provider of intelligent, integrated solar tracker and software solutions used in utility-scale and ground-mounted distributed generation solar projects around the world.

Basis of Presentation

The accompanying financial statement is presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Separate statements of income and comprehensive income, changes in stockholder’s equity, and cash flows have not been presented because there have been no activities in this entity as of December 19, 2022.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in our financial statements and the accompanying notes. Actual results may differ materially from our estimates.

Subsequent Events

We evaluated subsequent events through January 13, 2023, which is the date the financial statements were available to be issued.

2. Stockholder’s Equity

At the date of incorporation, the Company was authorized to issue 100 shares of common stock, par value $0.001 per share, and issued 100 shares of common stock to Yuma, Inc., which is a 100%-owned indirect subsidiary of Flex Ltd.

3. Income Taxes

As of the date of formation, we did not have any taxable income. Nextracker Inc. is subject to statutory tax requirements of the locations in which it conducts its business. State and local income taxes will be accrued as deemed required in the best judgment of management based on analysis and interpretation of respective tax laws.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Nextracker

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of Nextracker as described in Note 1 (the “Company”) as of March 31, 2022 and 2021, the related combined statements of operations and comprehensive income, parent company equity (deficit) and redeemable preferred units, and cash flows, for each of the three years in the period ended March 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Contract Estimates, Revenue Recognition– Refer to Note 2 to the financial statements.

Critical Audit Matter Description

As described in Note 2 to the combined financial statements, the Company recognizes solar tracker system project revenues over time, based on costs incurred to date on the project as a percentage of total expected costs to be incurred. Accounting for contracts for which revenue is recognized over time requires management to estimate the total expected costs to be incurred. As part of these estimates, management must make various assumptions regarding labor productivity and availability, the complexity of the work to be performed, and the cost and availability of materials including variable freight costs. These estimates are subject to considerable judgment and could be impacted by changes in expected costs for materials, freight and labor.

Auditing management’s estimates of total expected costs to be incurred was challenging due to significant judgments made by management with respect to materials, freight and labor as future results may vary significantly from past estimates due to changes in facts and circumstances as the project progresses to completion. This led to significant auditor judgment and effort in performing procedures to evaluate management’s estimates of the total expected costs to be incurred in order to complete projects.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management’s estimates of total expected costs to be incurred included the following, among others:

•	We tested the effectiveness of management’s control for determining the estimates of total expected costs to be incurred.

•	We evaluated the reasonableness of significant assumptions involved and management’s ability to estimate total expected costs to be incurred for a sample of projects by:

•	Testing the underlying data utilized in management’s estimates by agreeing to source data or by developing an independent expectation.

•	Performing retrospective reviews by comparing actual performance to estimated performance to evaluate the thoroughness and precision of management’s estimation process.

•	Testing the mathematical accuracy of management’s cumulative revenue adjustments recorded during the year.

Product Warranty Liability — Refer to Note 2 to the financial statements

Critical Audit Matter Description

The Company offers an assurance type warranty for its products against defects in design, materials and workmanship for a period ranging from five to ten years, depending on the component. The estimated warranty liability is based on historical information on the nature, frequency and average cost of claims, including the number of units expected to fail over time (i.e., potential failure rate), for each product line by project. When little or no experience exists, the estimate is based on comparable product lines and/or estimated potential failure rates.

As a result of little or no operating history of certain products relative to the warranty term and the subjectivity of estimating the potential failure rates of warranty claims, performing audit procedures to evaluate whether the expected failure rates were appropriately determined as of March 31, 2022, required a high degree of auditor judgment and an increased extent of effort.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the potential failure rate used to determine the product warranty liability included the following, among others:

•	We tested the effectiveness of management’s controls over the review of the warranty liability calculation, including those over the determination of potential failure rates.

•	We evaluated the methods and assumptions used by management to estimate the potential failure rates used as part of the calculation of the product warranty liability by:

•

Testing the underlying data that served as the input for the potential failure rate analysis, which included historical claims and historical product sales, in order to evaluate whether management’s assumptions are reasonable.

•	Analyzing actual warranty claims received during the current year to identify potential bias in the determination of the failure rate estimates used in the warranty liability recorded.

•

Performing inquiries of operational and executive management regarding knowledge of known product warranty claims or product issues and evaluated whether they were appropriately considered in the determination of the warranty liability.

•	Developing an independent expectation of the warranty liability and comparing it to management’s estimate to evaluate the reasonableness of the estimate.

/s/ DELOITTE & TOUCHE LLP

San Jose, California

September 22, 2022 (February 1, 2023 as to the effects of the reverse unit split discussed in Note 12)

We have served as the Company’s auditor since 2021.

NEXTRACKER

Combined balance sheets

	As of March 31,
(In thousands)	2022	2021

ASSETS

Current assets:
Cash	$29,070	$190,589
Accounts receivable, net of allowance for doubtful accounts (Note 2)	168,303	121,416
Contract assets	292,407	146,794
Inventories	172,208	84,472
Other current assets	52,074	39,982

Total current assets	714,062	583,253
Property and equipment, net	7,423	5,032
Goodwill	265,153	265,153
Other intangible assets, net	2,528	10,993
Other assets	28,123	16,538

Total assets	$1,017,289	$880,969

LIABILITIES, REDEEMABLE PREFERRED UNITS AND PARENT COMPANY EQUITY (DEFICIT)

Current liabilities:
Accounts payable	266,596	231,460
Accrued expenses	26,176	35,620
Deferred revenue	77,866	77,378
Due to related parties	39,314	28,804
Other current liabilities	63,419	18,089

Total current liabilities	473,371	391,351
Other liabilities	42,785	33,571

Total liabilities	516,156	424,922

Commitments and contingencies (Note 9)
Redeemable preferred units, $0.001 par value; 238,096 units and 0 units issued and outstanding, respectively	504,168	—

Parent company equity (deficit):
Accumulated net parent investment	(3,035)	456,047

Total parent company equity (deficit)	(3,035)	456,047

Total liabilities, redeemable preferred units and parent company equity (deficit)	$1,017,289	$880,969

The accompanying notes are an integral part of these combined financial statements.

NEXTRACKER

Combined statements of operations and comprehensive income

	Fiscal year ended March 31,
(In thousands)	2022	2021	2020

Revenue	$1,457,592	$1,195,617	$1,171,287
Cost of sales	1,310,561	963,636	958,380

Gross profit	147,031	231,981	212,907
Selling, general and administrative expenses	66,948	60,442	55,361
Research and development	14,176	13,008	8,641

Operating income	65,907	158,531	148,905
Interest and other, net	799	502	(24)

Income before income taxes	65,108	158,029	148,929
Provision for income taxes	14,195	33,681	30,673

Net income and comprehensive income	$50,913	$124,348	$118,256

The accompanying notes are an integral part of these combined financial statements.

NEXTRACKER

Combined statements of parent company equity (deficit) and redeemable preferred units

(In thousands)	Net Parent Investment	Redeemable Preferred Units
BALANCE AT MARCH 31, 2019	$359,337	$—
Stock-based compensation expense	4,236	—
Net income	118,256	—
Net transfers to Parent	(250,765)	—

BALANCE AT MARCH 31, 2020	$231,064	$—

Stock-based compensation expense	4,306	—
Net income	124,348	—
Net transfers from Parent	427,725	—
Dividend distribution to Parent	(331,396)	—

BALANCE AT MARCH 31, 2021	$456,047	$—

Stock-based compensation expense	3,048	—
Net income	50,913	—
Issuance of Series A redeemable preferred units as dividend to parent and cancellation of common shares	(500,000)	500,000
Paid-in-Kind dividend for Series A redeemable preferred units	(4,168)	4,168
Net transfers to Parent	(8,875)	—

BALANCE AT MARCH 31, 2022	$(3,035)	$504,168

The accompanying notes are an integral part of these combined financial statements.

NEXTRACKER

Combined statements of cash flows

	Fiscal year ended March 31,
(In thousands)	2022	2021	2020

Cash flows from operating activities:
Net income	$50,913	$124,348	$118,256
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and other impairment charges	11,146	16,809	17,948
Provision for doubtful accounts (Note 2)	(1,429)	2,440	1,852
Non-cash other expense	1,613	1,461	1,552
Stock-based compensation	3,048	4,306	4,236
Deferred income taxes	(5,337)	(2,850)	(5,813)
Changes in operating assets and liabilities:
Accounts receivable	(45,458)	(6,131)	(16,791)
Contract assets	(145,613)	(41,703)	(20,039)
Inventories	(87,736)	(23,287)	(35,736)
Other current and noncurrent assets	(18,003)	(17,177)	(11,102)
Accounts payable	35,818	55,557	69,947
Other current and noncurrent liabilities	28,173	(6,303)	28,741
Deferred revenue (current and noncurrent)	15,243	(555)	74,305
Due to related parties	10,509	(12,642)	13,643

Net cash provided by (used in) operating activities	(147,113)	94,273	240,999

Cash flows from investing activities:
Purchases of property and equipment	(5,917)	(2,463)	(1,655)
Proceeds from the disposition of property and equipment	167	—	—
Purchase of intangible assets	—	(500)	—

Net cash used in investing activities	(5,750)	(2,963)	(1,655)

Cash flows from financing activities:
Net transfers (to) from Parent	(8,656)	427,725	(250,765)
Dividend distribution to Parent	—	(331,396)	—

Net cash provided by (used in) financing activities	(8,656)	96,329	(250,765)

Effect of exchange rate on cash and cash equivalents	—	—	—

Net increase (decrease) in cash	(161,519)	187,639	(11,421)
Cash beginning of period	190,589	2,950	14,371

Cash end of period	$29,070	$190,589	$2,950

Non-cash investing activity:
Unpaid purchases of property and equipment	$138	$820	$391
Non-cash financing activity:
Capitalized offering costs	$5,331	$1,696

The accompanying notes are an integral part of these combined financial statements.

NEXTRACKER

Notes to combined financial statements

1. Organization of Nextracker

The accompanying combined financial statements reflect the operations that comprise the legacy solar tracker business of Flex Ltd. (“Flex” or the “Parent”), including Nextracker LLC (formerly known as NEXTracker Inc.) and its subsidiaries, collectively called Nextracker (or the “Company”). The combined financial statements have been derived from the consolidated financial statements and accounting records of Flex. See Note 2 for basis of presentation details.

Nextracker was acquired by Flex in 2015. In 2016, Flex acquired BrightBox Technologies, Inc. (“BrightBox”) on behalf of Nextracker to further its machine learning capabilities. Nextracker’s results of operations have been reported in the Parent’s consolidated financial statements. Beginning in the fourth quarter of fiscal year 2022 and in connection with the sale of certain Series A preferred units to a third party as further discussed in Note 6, NEXTracker Inc. was converted to a limited liability company, Nextracker LLC. Additionally, beginning in the fourth quarter of fiscal year 2022, Nextracker operates as a separate operating and reportable segment of Flex. Nextracker was previously included in Flex’s Industrial reporting unit within the Flex Reliability Solutions segment.

Nextracker is the leading provider of intelligent, integrated solar tracker and software solutions used in utility-scale and ground-mounted distributed generation solar projects around the world. Nextracker’s products enable solar panels in utility-scale power plants to follow the sun’s movement across the sky and optimize plant performance. Nextracker has operations in the United States, Mexico, Chile, Spain, India, Australia, the Middle East and Brazil.

2. Summary of accounting policies

Basis of presentation

Throughout the period covered by the combined financial statements, Nextracker did not operate as a separate entity and stand-alone separate historical financial statements for Nextracker have not been prepared.

Nextracker is primarily comprised of certain stand-alone legal entities for which discrete financial information is available. The accompanying combined financial statements have been prepared on a stand-alone basis and are derived from the Parent’s consolidated financial statements and accounting records, using the Parent’s historical basis in Nextracker’s assets and liabilities. These combined financial statements reflect Nextracker’s financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Nextracker’s financial position, results of operations and cash flows may not be indicative of its condition had Nextracker been a separate stand-alone entity during the periods presented, nor indicative of the results that may be expected in the future. The combined financial statements included herein do not reflect any changes that may occur in Nextracker’s financing and operations as a result of an initial public offering.

The combined financial statements include all revenues, expenses, assets and liabilities directly attributable to Nextracker. Where it is possible to specifically attribute such expenses to activities of Nextracker, these amounts have been charged or credited directly to Nextracker without allocation or apportionment. The combined statements of operations also include allocations of certain costs from Flex incurred on Nextracker’s behalf. Such corporate-level costs are allocated to Nextracker using methods based on proportionate formulas such as revenue and headcount, among others. Such corporate-level costs include costs pertaining to

NEXTRACKER

Notes to combined financial statements (Continued)

accounting and finance, legal, human resources, information technology, insurance, tax services, and other costs. Such costs may not represent the amounts that would have been incurred had Nextracker operated autonomously or independently from Flex. Management considers the expense allocation methodology and results to be reasonable for all periods presented. However, these costs may not be indicative of what Nextracker may incur in the future. During the fourth quarter of fiscal year 2022, Nextracker entered into a Transition Service Agreement (“TSA”) with Flex, whereby Flex agreed to provide or cause to be provided certain services to Nextracker which were previously included as part of the allocations from Flex. As consideration, Nextracker agreed to pay Flex the amount specified for each service as described in the arrangement.

All intracompany transactions and accounts within Nextracker have been eliminated. All significant transactions between Nextracker and Flex that have not been historically cash settled have been included in the combined balance sheets within accumulated net parent investment and reflected in the combined statements of cash flows as a financing activity as these are deemed to be internal financing transactions.

In connection with the Parent’s acquisition of Nextracker and BrightBox in 2015 and 2016, respectively, Flex applied pushdown accounting to separate financial statements of acquired entities in accordance with ASC 805. The application of pushdown accounting impacted goodwill and intangible assets (see Note 5).

Cash included in the combined balance sheets reflects cash that is controlled by Nextracker. Flex’s debt has not been allocated to Nextracker for any of the periods presented because the debt is not specifically identifiable to Nextracker.

Redeemable preferred units that are redeemable upon the occurrence of conditions outside of the control of Nextracker are reported as temporary equity in the combined balance sheets. Refer to Note 6, Redeemable Preferred Units for additional information.

Flex maintains share-based compensation plans at a corporate level. Nextracker employees participate in those plans and a portion of the cost of those plans is included in Nextracker’s combined financial statements. See Note 7 for a further description of the accounting for share-based compensation.

The historical comparative periods within the combined balance sheets and combined statements of cash flows have been recast to align with the current period presentation of the reclassification of unbilled accounts receivable previously presented within accounts receivable, net of allowance to a separate line item labeled contract assets. The foregoing change in presentation has no impact on the Company’s results of operations or cash flows from operating activities.

Foreign currency translation

The reporting currency of Nextracker is the United States dollar (“USD”). The functional currency of Nextracker and its subsidiaries is primarily the USD. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in interest and other, net in the accompanying combined statements of operations and comprehensive income when realized and were not material for the fiscal years ended March 31, 2022, 2021, and 2020.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and

NEXTRACKER

Notes to combined financial statements (Continued)

liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Estimates are used in accounting for, among other things, impairment of goodwill, impairment of long-lived assets, allowance for doubtful accounts, reserve for excess or obsolete inventories, valuation of deferred tax assets, warranty reserves, contingencies, operation accruals, and fair values of stock options and restricted share unit awards granted under stock-based compensation plans. Due to the COVID-19 pandemic and geopolitical conflicts (including the Russian invasion of Ukraine), there has been and will continue to be uncertainty and disruption in the global economy and financial markets. The Company has made estimates and assumptions taking into consideration certain possible impacts due to the COVID-19 pandemic and the Russian invasion of Ukraine. These estimates may change as new events occur and additional information is obtained. Actual results may differ from previously estimated amounts, and such differences may be material to the combined financial statements. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period they occur. Management believes that these estimates and assumptions provide a reasonable basis for the fair presentation of the combined financial statements.

Revenue recognition

Nextracker accounts for revenue in accordance with Accounting Standards Codification (“ASC”) Topic 606, Revenue From Contracts With Customers (“ASC 606”) for all periods presented. In applying ASC 606, Nextracker recognizes revenue from the sale of solar tracker systems, parts, extended warranties on solar tracker systems components and software licenses along with associated maintenance and support. In determining the appropriate amount of revenue to recognize, Nextracker applies the following steps: (i) identify the contracts with the customers; (ii) identify performance obligations in the contracts; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations per the contracts; and (v) recognize revenue when (or as) Nextracker satisfies a performance obligation. In assessing the recognition of revenue, Nextracker evaluates whether two or more contracts should be combined and accounted for as one contract and if the combined or single contract should be accounted for as multiple performance obligations. Further, Nextracker assesses whether control of the product or services promised under the contract is transferred to the customer at a point in time or over time.

Nextracker’s contracts for specific solar tracker system projects with customers are predominantly accounted for as one performance obligation because the customer is purchasing an integrated service, which includes Nextracker’s overall management of the solar tracker system project and oversight through the installation process to ensure a functioning system is commissioned at the customer’s location. Nextracker’s performance creates and enhances an asset that the customer controls as the Company performs under the contract, which is principally as tracker system components are delivered to the designated project site. Although Nextracker sources the component parts from third party manufacturers, it obtains control and receives title of such parts before transferring them to the customer because Nextracker is primarily responsible for fulfillment to its customer. Nextracker’s engineering services and professional services are interdependent with the component parts whereby the parts form an input into a combined output for which it is the principal, and Nextracker could redirect the parts before they are transferred to the customer if needed. The customer owns the work-in-

process over the course of the project and Nextracker’s performance enhances a customer controlled asset, resulting in the recognition of the performance obligation over time. The measure of progress is estimated using an input method based on costs incurred to date on the project as a percentage of total expected costs to be incurred. The costs of materials and hardware components are recognized as incurred, which is typically

NEXTRACKER

Notes to combined financial statements (Continued)

upon delivery to the customer site or upon transfer of control while in transit. As such, the cost-based input measure is considered the best measure of progress in depicting Nextracker’s performance in completing a tracker system.

Contracts with customers that result in multiple performance obligations include contracts for the sale of components, solar tracker system project contracts with an extended warranty, and contracts for the sale of software solutions.

For contracts related to sale of components, Nextracker’s obligation to the customer is to deliver components that are used by the customer to create a tracker system and does not include engineering or other professional services or the obligation to provide such services in the future. Each component is a distinct performance obligation, and often the components are delivered in batches at different points in time. Nextracker estimates the standalone selling price (“SSP”) of each performance obligation based on a cost plus margin approach. Revenue allocated to a component is recognized at the point in time that control of the component transfers to the customer.

At times, a customer will purchase a service-type warranty with a tracker system project. Nextracker uses a cost plus margin methodology to determine the SSP for both the tracker system project and the extended warranty. The revenue allocated to each performance obligation is recognized over time based on the period over which control transfers. The Company recognizes revenue allocated to the extended warranty on a straight-line basis over the contractual service period, which is generally 10 to 15 years. This period starts once the standard workmanship warranty expires, which is generally 5 to 10 years from the date control of the underlying tracker system components is transferred to the customer. To date, revenues recognized related to extended warranty were not material.

Nextracker generates revenues from sales of software licenses of its TrueCapture and NX Navigator offerings, which are often sold separately from the tracker system. Software licenses are generally sold with maintenance services, which include ongoing security updates, upgrades, bug fixes and support. The software license and the maintenance services are separate performance obligations. Nextracker estimates the SSP of the software license using an adjusted market approach and estimates the SSP of the maintenance service using a cost plus margin approach. Revenue allocated to the software license is recognized at a point in time upon transfer of control of the software license, and revenue allocated to the maintenance service is generally recognized over time on a straight-line basis during the maintenance term. Revenues related to sales of software licenses were not material and were approximately 2% and 1% of total revenue for the fiscal years ended March 31, 2022 and 2021, respectively, and less than 1% of total revenue for the fiscal year ended 2020.

Contract estimates

Accounting for contracts for which revenue is recognized over time requires Nextracker to estimate the expected margin that will be earned on the project. These estimates include assumptions on labor productivity and availability, the complexity of the work to be performed, and the cost and availability of materials including variable freight costs. Nextracker reviews and updates its contract-related estimates each reporting period and recognizes changes in estimates on contracts under the cumulative catch-up method. Under this method, the impact of the adjustment on profit recorded to date is recognized in the period the adjustment is identified. Revenue and profit in future periods of contract performance is recognized using the adjusted estimate. If at any time the estimate of contract profitability indicates an anticipated loss on the contract, Nextracker recognizes the total loss in the period it is identified.

NEXTRACKER

Notes to combined financial statements (Continued)

As of March 31, 2022, the Company had a $5.2 million reserve primary related to six of its contracts which are in a material loss position. The reserve takes into account all reasonably foreseeable factors that may lead to additional losses and represents its best estimate. The Company expects these contracts to be completed within nine to twelve months. The significant assumptions used to determine contract losses include the current estimate of future costs, including the most recent rates for freight and steel costs. Nextracker expects elevated freight and steel costs for the near future related to projects in progress, which is already contemplated in determining its current loss reserve. The Company does not expect any remaining performance obligations to be similarly impacted due to freight and steel costs. However, as these projects continue through the construction and commissioning phases, it is reasonably possible that other unforeseen circumstances could occur and result in the recognition of additional losses on these projects; however a range of such amounts cannot currently be estimated.

Contract balances

The timing of revenue recognition, billings and cash collections results in contract assets and contract liabilities (deferred revenue) on the combined balance sheets. Nextracker’s contract amounts are billed as work progresses in accordance with agreed-upon contractual terms, which generally coincide with the shipment of one or more phases of the project. When billing occurs subsequent to revenue recognition, a contract asset results. Contract assets of $292.4 million and $146.8 million as of March 31, 2022 and March 31, 2021, respectively, are reflected in the combined balance sheets, of which $86.5 million and $72.3 million, respectively, will be invoiced at the end of the projects as they represent funds withheld until the products are installed by a third party, arranged by the customer, and the project is declared operational. The remaining unbilled receivables will be invoiced throughout the project based on a set billing schedule such as milestones reached or completed rows delivered. Contract assets increased $145.6 million from March 31, 2021 to March 31, 2022 due to an increase in delivered product that billing is subject to completion of specific contractual milestones which have been delayed due to logistics constraints and component shortages. Contract assets were $105.1 million as of March 31, 2020.

During the years ended March 31, 2022 and March 31, 2021, Nextracker converted $71.7 million and $85.5 million deferred revenue to revenue, respectively, which represented 78% and 92%, respectively, of the beginning period balance of deferred revenue.

Remaining performance obligations

As of March 31, 2022, Nextracker had $107.4 million of the transaction price allocated to the remaining performance obligations. The Company expects to recognize revenue on 73% of these performance obligations in the next 12 months. The remaining long-term obligation primarily relates to extended warranty and deposits collected in advance on certain tracker projects.

Practical expedients and exemptions

Nextracker has elected to adopt certain practical expedients and exemptions as allowed under ASC 606, such as (i) recording sales commissions as incurred because the amortization period is less than one year, (ii) not adjusting for the effects of significant financing components when the contract term is less than one year, (iii) excluding collected sales tax amounts from the calculation of revenue and (iv) accounting for the costs of shipping and

NEXTRACKER

Notes to combined financial statements (Continued)

handling activities that are incurred after the customer obtains control of the product as fulfillment costs rather than a separate service provided to the customer for which consideration would need to be allocated.

Fair value

The fair values of Nextracker’s cash, accounts receivable, and accounts payable approximate their carrying values due to their short maturities.

Concentration of credit risk

Financial instruments which potentially subject Nextracker to concentrations of credit risk are primarily accounts receivable and cash.

Customer credit risk

Nextracker has an established customer credit policy, through which it manages customer credit exposures through credit evaluations, credit limit setting, monitoring, and enforcement of credit limits for new and existing customers. Nextracker performs ongoing credit evaluations of its customers’ financial condition and makes provisions for doubtful accounts based on the outcome of those credit evaluations. Nextracker evaluates the collectability of its accounts receivable based on specific customer circumstances, current economic trends, historical experience with collections and the age of past due receivables. To the extent Nextracker identifies exposures as a result of credit or customer evaluations, Nextracker also reviews other customer related exposures, including but not limited to contract assets, inventory and related contractual obligations.

The following table summarizes the activity in Nextracker’s allowance for doubtful accounts during fiscal years 2022, 2021, and 2020:

(In thousands)	Balance at beginning of year	Charges/ (recoveries) to costs and expenses	Deductions/ Write-Offs	Balance at end of year

Allowance for doubtful accounts:
Year ended March 31, 2020(1)	$7,162	$1,852	$(7,800)	$1,214
Year ended March 31, 2021(1)	$1,214	$2,440	$(59)	$3,595
Year ended March 31, 2022	$3,595	$(21)	$—	$3,574

(1)	Charges incurred during fiscal years 2021 and 2020 are primarily for costs and expenses related to various distressed customers.

One customer accounted for greater than 10% of revenue in fiscal years 2022, 2021, and 2020, with revenue of approximately $196.2 million, $230.3 million, and $146.1 million, respectively, and greater than 10% of the total balance of accounts receivable, net of allowance for doubtful accounts and contract assets as of March 31, 2022 and 2021, with balances of approximately 10% and 11%, respectively. Additionally, one customer accounted for greater than 10% of the total balance of accounts receivable, net of allowance for doubtful accounts and contract assets as of March 31, 2022 with balances of approximately 13%. No other customers accounted for greater than 10% of Nextracker’s revenue in fiscal years 2022 and 2021. Finally, another customer accounted for greater than 10% of revenue in fiscal year 2020 with revenue of approximately $188.3 million.

NEXTRACKER

Notes to combined financial statements (Continued)

Accounts receivable, net

Nextracker’s accounts receivable are due primarily from solar contractors across the United States and internationally. Credit is extended in the normal course of business based on evaluation of a customer’s financial condition and, generally, collateral is not required. Trade receivables consist of uncollateralized customer obligations due under normal trade terms requiring payment within 30 to 90 days of the invoice date. Management regularly reviews outstanding accounts receivable and provides for estimated losses through an allowance for doubtful accounts. In evaluating the level of the allowance for doubtful accounts, Nextracker makes judgments regarding the customers’ ability to make required payments, economic events and other factors. As the financial conditions of Nextracker’s customers change, circumstances develop or additional information becomes available, adjustments to the allowance for doubtful accounts may be required. When deemed uncollectible, the receivable is charged against the allowance.

Product warranty

Nextracker offers an assurance type warranty for its products against defects in design, materials and workmanship for a period ranging from five to ten years, depending on the component. For these assurance type warranties, a provision for estimated future costs related to warranty expense is recorded when they are probable and reasonably estimable, which is typically when products are delivered. The estimated warranty liability is based on our warranty model, which relies on historical warranty claim information and assumptions based on the nature, frequency and average cost of claims for each product line by project. When little or no experience exists, the estimate is based on comparable product lines and/or estimated potential failure rates. These estimates are based on data from Nextracker specific projects and overall industry statistics. Estimates related to the outstanding warranty liability are re-evaluated on an ongoing basis using best-available information and revisions are made as necessary.

The following table summarizes the activity related to the estimated accrued warranty reserve during fiscal years ended March 31, 2022 and March 31, 2021:

	Fiscal year ended March 31,
(In thousands)	2022	2021
Beginning balance	$17,085	$15,275
Provision (release) for warranties issued	(5,159)	2,902
Payments	(1,441)	(1,092)

Ending balance	$10,485	$17,085

Inventories

Inventories are stated at the lower of cost (on a first-in, first-out basis) or net realizable value. Nextracker’s inventory primarily consists of finished goods to be used and to be sold to customers, including components procured to complete the tracker system projects.

Property and equipment, net

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are recognized on a straight-line basis over the estimated useful lives of the related assets, with

NEXTRACKER

Notes to combined financial statements (Continued)

the exception of building leasehold improvements, which are depreciated over the term of the lease, if shorter. Repairs and maintenance costs are expensed as incurred. Property and equipment is comprised of the following:

	Depreciable life (in years)	As of March 31,
(In thousands)		2022	2021
Machinery and equipment	3—8	$8,535	$9,005
Leasehold improvements	up to 5	4,148	920
Furniture, fixtures, computer equipment and software	3—7	6,111	4,668
Construction-in-progress	—	2,511	1,946

		21,305	16,539
Accumulated depreciation and amortization		(13,882)	(11,507)

Property and equipment, net		$7,423	$5,032

Total depreciation expense associated with property and equipment was approximately $2.7 million, $1.8 million, and $2.8 million in fiscal years 2022, 2021, and 2020, respectively.

Nextracker reviews property and equipment for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of property and equipment is determined by comparing its carrying amount to the lowest level of identifiable projected undiscounted cash flows the property and equipment are expected to generate. An impairment loss is recognized when the carrying amount of property and equipment exceeds its fair value. Management determined there was no impairment for the years ended March 31, 2022, 2021, and 2020.

Deferred income taxes

For purposes of these combined financial statements, Nextracker taxes are calculated on a stand-alone basis as if Nextracker completed separate tax returns apart from its Parent (“Separate-return Method”). Income taxes as presented herein allocate current and deferred income taxes of Flex to Nextracker in a manner that Nextracker believes is systematic, rational, and consistent with the asset and liability method prescribed by ASC 740. Accordingly, as stated in paragraph 30 of ASC 740, the sum of the amounts allocated to Nextracker may not be indicative of Nextracker’s condition had Nextracker been a separate stand-alone entity during the periods presented. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. Valuation allowances are established when management determines that it is more likely than not that some portion, or all, of the deferred tax asset will not be realized. The financial effect of changes in tax laws or rates is accounted for in the period of enactment. For domestic entities, the settlement of tax obligations is assumed in the period incurred and included in net parent investment, whereas the settlement of certain historical foreign tax obligations is reflected in taxes payable/receivable given that certain foreign entities have filed separately. Other foreign entities have not historically filed separately and therefore the settlement of their tax obligations is included in

NEXTRACKER

Notes to combined financial statements (Continued)

net parent investment. Any incremental foreign tax expense calculated on a stand-alone basis is recorded in net parent investment.

Goodwill and other intangible assets

In accordance with accounting standards related to business combinations, goodwill is not amortized; however, certain finite-lived identifiable intangible assets, primarily customer relationships and acquired technology, are amortized over their estimated useful lives. Nextracker reviews identified intangible assets and goodwill for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Nextracker also tests goodwill at least annually for impairment. Refer to Note 5 for additional information about goodwill and other intangible assets.

Other current assets

Other current assets include short-term deposits and advances of $9.3 million and $27.4 million as of March 31, 2022 and 2021, respectively, primarily related to advance payments to certain vendors for procurement of inventory. Additionally, other current assets includes $22.3 million as of March 31, 2022, for an estimated insurance recovery related to a certain litigation as further described in Note 9.

Capitalized offering costs

Capitalized offering costs consist primarily of legal and accounting fees, which are direct and incremental fees related to the offering. These associated costs will be paid by Flex and offset against the proceeds of the offering. The Company had incurred $5.3 million and $1.7 million in capitalized offering costs as of March 31, 2022 and 2021, respectively, which are included in other current assets on the combined balance sheets.

Accrued expenses

Accrued expenses include accruals primarily for freight and tariffs of $20.7 million and $27.3 million as of March 31, 2022 and 2021, respectively. In addition, it includes $5.5 million and $8.3 million accrued payroll as of March 31, 2022 and 2021, respectively.

Other liabilities

Other liabilities primarily include the long-term portion of standard product warranty liabilities of $8.8 million and $14.7 million, respectively, and the long-term portion of deferred revenue of $29.6 million and $14.8 million as of March 31, 2022 and 2021, respectively.

Redeemable preferred units

On February 1, 2022, Nextracker issued redeemable preferred units designated as “Series A Preferred Units.” The holder of the Series A Preferred Units is entitled to cumulative paid-in-kind or cash dividends and has the option to redeem the Series A Preferred Units or convert the Series A Preferred Units upon certain conditions. Because the redemption or conversion conditions are outside of the control of the Company, the Company has classified the Series A Preferred Units as temporary equity on the combined balance sheets. Refer to Note 6, Redeemable Preferred Units, for further discussion.

Net parent investments

The net parent investment in the combined balance sheets represents Flex’s net investment in Nextracker and is presented in lieu of stockholders’ equity. The combined statements of parent company equity (deficit) and

NEXTRACKER

Notes to combined financial statements (Continued)

redeemable preferred units include net cash transfers between Flex and Nextracker pursuant to the centralized cash management function historically performed by Flex. Net parent investment includes the settlement and net effect of transactions with Flex including allocation of costs incurred by Flex on behalf of Nextracker, including but not limited to allocations of stock-based compensation expense. The net effect of other assets and liabilities and related income and expenses historically recorded at corporate level pushed down to Nextracker are also included in net parent investment. Transactions reflected in net parent investment in the accompanying combined balance sheet have been considered as cash receipts and payments for purposes of the combined statements of cash flows and are reflected as financing activities.

In March 2021, Flex modified its U.S. cash pooling arrangement with Nextracker and settled a balance of approximately $466.8 million with Nextracker. Subsequent to the cash settlement, Nextracker issued a dividend of approximately $331.4 million to Flex. For as long as Nextracker is a controlled entity of Flex, Nextracker’s U.S. operations will continue to participate in the Flex cash pooling management programs intra-quarter, all outstanding positions are settled or scheduled for settlement as of each quarter end. The cash pooling arrangement with certain of Nextracker’s international entities remained unchanged.

Leases

Nextracker is a lessee with several non-cancellable operating leases, primarily for warehouses, buildings, and other assets such as vehicles and equipment. Nextracker determines if an arrangement is a lease at contract inception. A contract is a lease or contains a lease when (i) there is an identified asset, and (ii) the customer has the right to control the use of the identified asset. Nextracker recognizes a right-of-use (“ROU”) asset and a lease liability at the lease commencement date for Nextracker’s operating leases. For operating leases, the lease liability is initially measured at the present value of the unpaid lease payments at the lease commencement date. Nextracker has elected the short-term lease recognition and measurement exemption for all classes of assets, which allows Nextracker to not recognize ROU assets and lease liabilities for leases with a lease term of 12 months or less and with no purchase option Nextracker is reasonably certain of exercising. Nextracker has also elected the practical expedient to account for the lease and non-lease components as a single lease component, for all classes of underlying assets. Therefore, the lease payments used to measure the lease liability include all of the fixed considerations in the contract. Lease payments included in the measurement of the lease liability comprise the following: fixed payments (including in-substance fixed payments) and variable payments that depend on an index or rate (initially measured using the index or rate at the lease commencement date). As Nextracker cannot determine the interest rate implicit in the lease for Nextracker’s leases, Nextracker uses the estimated incremental borrowing rate for Flex as of the commencement date in determining the present value of lease payments. The Flex estimated incremental borrowing rate is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms. The lease term for all of Nextracker’s leases includes the non-cancellable period of the lease plus any additional periods covered by either an option to extend (or not to terminate) the lease that Nextracker is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor.

As of March 31, 2022 and 2021, current operating lease liabilities were $1.8 million and $1.5 million, respectively, which are included in other current liabilities on the combined balance sheets and long-term lease liabilities were $2.7 million and $3.0 million, respectively, which are included in other liabilities on the combined balance sheets. ROU assets are included in other assets on the combined balance sheets.

NEXTRACKER

Notes to combined financial statements (Continued)

Recently adopted accounting pronouncements

On August 2020, the FASB issued ASU 2020-06 “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity,” which simplifies the accounting for certain financial instruments with characteristics of liability and equity, including convertible instruments and contracts on an entity’s own equity. The guidance is effective for Nextracker beginning in the first quarter of fiscal year 2023 with early adoption permitted. Nextracker early adopted the guidance during the fourth quarter of fiscal year 2022 using the modified retrospective approach with an immaterial impact to its combined financial statements.

In October 2020, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-10 “Codification Improvements,” which improves consistency by amending the Codification to include all disclosure guidance in the appropriate disclosure sections and clarifies application of various provisions in the Codification by amending and adding new headings, cross referencing to other guidance, and refining or correcting terminology. Nextracker adopted the new guidance with an immaterial impact on its combined financial statements in the first quarter of fiscal year 2022.

In October 2021, the FASB issued ASU 2021-08 “Business Combinations (Topic 805)—Accounting for Contract Assets and Contract Liabilities From Contracts With Customers,” which requires an acquirer to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with FASB Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers. The guidance is effective prospectively for the Company beginning in the first quarter of fiscal year 2024 with early adoption permitted. The Company early adopted the guidance during the third quarter of fiscal year 2022 with an immaterial impact to its combined financial statements.

Recently issued accounting pronouncements

In November 2021, the FASB issued ASU 2021-10 “Government Assistance (Topic 832)—Disclosures by Business Entities about Government Assistance,” which aims to provide increased transparency by requiring business entities to disclose information about certain types of government assistance they receive in the notes to the annual financial statements. The guidance is effective for Nextracker beginning in fiscal year 2023 with early adoption permitted. Nextracker expects the new guidance will have an immaterial impact on its combined financial statements, and intends to adopt the guidance when it becomes effective in fiscal year 2023.

3. Leases

Nextracker has several commitments under operating leases for warehouses, buildings, and equipment. Leases have initial lease terms ranging from one year to five years.

The components of lease cost recognized under ASC 842 were as follow (in thousands):

Lease cost

	Fiscal year ended March 31,

	2022	2021
Operating lease cost	$1,769	$1,624

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Notes to combined financial statements (Continued)

Amounts reported in the combined balance sheets as of the periods ended March 31, 2022 and 2021 were (in thousands, except weighted average lease term and discount rate):

	Fiscal year ended March 31,

	2022	2021

Operating Leases:
Operating lease right of use assets	$4,359	$4,313
Operating lease liabilities	$4,508	$4,512

Weighted-average remaining lease term (In years)	2.8	3.0
Weighted-average discount rate	3.1%	1.8%

Other information related to leases was as follows (in thousands):

	Fiscal year ended March 31,

	2022	2021

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$1,818	$1,610

Future lease payments under non-cancellable leases as of March 31, 2022 are as follows:

(In thousands)	Operating leases

Fiscal year ended March 31,
2023	$1,947
2024	1,859
2025	436
2026	295
2027	229
Thereafter	—

Total undiscounted lease payments	4,766
Less: imputed interest	258

Total lease liabilities	$4,508

4. Revenue

Based on ASC 606 provisions, Nextracker disaggregates its revenue from contracts with customers by those sales recorded over time and sales recorded at a point in time.

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Notes to combined financial statements (Continued)

The following table presents Nextracker’s revenue disaggregated based on timing of transfer—point in time and over time for the fiscal years ended March 31, 2022, 2021 and 2020:

	Fiscal year ended March 31,
(In thousands)	2022	2021	2020

Timing of Transfer
Point in time(1)	$127,924	$66,397	$419,265
Over time	1,329,668	1,129,220	752,022

Total revenue	$1,457,592	$1,195,617	$1,171,287

(1)	During fiscal year 2020, Nextracker experienced high demand from customers procuring system components under the safe harbor provisions of the U.S. Investment Tax Credit (“ITC”). The ITC’s safe harbor provision allows solar power plant investors to claim a tax credit incentive applicable to a specific calendar year (30% of the project’s eligible cost basis for projects commencing construction before the end of calendar year 2019) for projects placed into service up to four years after such date if a qualifying percentage of integral components are pre-purchased. For customers with this incentive, they purchased components from Nextracker in order to qualify for the ITC. Each component was a distinct performance obligation, and often the components were delivered in batches at different points in time with revenue recognized at the point in time in which control was transferred for such components. For all periods presented, majority of the revenue recognized as point in time was related to ITC safe harbor sales.

5. Goodwill and intangible assets

Goodwill

Goodwill relates to the 2015 acquisition of Nextracker and the 2016 acquisition of BrightBox by Flex on behalf of Nextracker. Goodwill included within these combined financial statements was tested for impairment as part of Flex’s consolidated goodwill impairment testing, which occurs on an annual basis and whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. Recoverability of goodwill was measured by Flex at the reporting unit level by comparing each reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit, which typically is measured based upon, among other factors, market multiples for comparable companies as well as a discounted cash flow analysis. These approaches use significant unobservable inputs, or Level 3 inputs, as defined by the fair value hierarchy and require management to make various judgmental assumptions about sales, operating margins, growth rates and discount rates which consider its budgets, business plans and economic projections, and are believed to reflect market participant views. Some of the inherent estimates and assumptions used in determining fair value of Flex’s reporting units are outside the control of management, including interest rates, cost of capital, tax rates, market EBITDA comparables and credit ratings. While Flex management believes it has made reasonable estimates and assumptions to calculate the fair value of its reporting units, it is possible a material change could occur. If the actual results are not consistent with management’s estimates and assumptions used to calculate fair value, it could result in material impairments of goodwill.

If the recorded value of the assets, including goodwill, and liabilities (“net book value”) of any reporting unit exceeds its fair value, an impairment loss may be required to be recognized. Further, to the extent the net book value of Flex as a whole is greater than its fair value in the aggregate, all, or a significant portion of its goodwill may be considered impaired.

Starting in the fourth quarter of fiscal year 2022, Nextracker operates as a separate operating and reportable segment of Flex. Nextracker was previously included within the Industrial reporting units within the Flex

NEXTRACKER

Notes to combined financial statements (Continued)

Reliability Solutions segment. As of March 31, 2022 and March 31, 2021, goodwill totaled $265.2 million, respectively, and is not deductible for tax purposes.

Flex performed its annual goodwill impairment assessment on January 1, 2022 and as a result of the quantitative assessment of its goodwill, Flex determined that no impairment existed as of the date of the impairment test, because the fair value of Nextracker exceeded its carrying amount.

Other intangible assets

Nextracker amortizes identifiable intangible assets consisting of developed technology, customer relationships, and trade names because these assets have finite lives. Nextracker’s intangible assets are amortized on a straight-line basis over the estimated useful lives. The basis of amortization approximates the pattern in which the assets are utilized, over their estimated useful lives. No residual value is estimated for any intangible assets. The fair value of Nextracker’s intangible assets is determined based on management’s estimates of cash flows and recoverability.

Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an intangible asset may not be recoverable. An impairment loss is recognized when the carrying amount of an intangible asset exceeds its fair value. Nextracker reviewed the carrying value of its intangible assets as of March 31, 2022 and March 31, 2021 and concluded that such amounts continued to be recoverable.

The components of identifiable intangible assets are as follows:

	Weighted- average remaining useful life (in years)	As of March 31, 2022			As of March 31, 2021
(In thousands)		Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount

Intangible assets:
Developed technologies	—	$—	$—	$—	$46,183	$(42,390)	$3,793
Customer-related intangibles	—	—	—	—	30,100	(27,592)	2,508
Trade name and other intangibles	4	15,900	(13,372)	2,528	15,900	(11,208)	4,692

Total		$15,900	$(13,372)	$2,528	$92,183	$(81,190)	$10,993

Total intangible asset amortization expense recognized in operations during fiscal year 2022, 2021 and 2020 was $8.5 million, $15.0 million, and $14.9 million, respectively, of which, $4.4 million, $6.9 million and $6.9 million, respectively, was selling, general, and administrative expense, while cost of sales was approximately $4.1 million, $8.1 million, and $8.0 million, respectively, for each period. The gross carrying amounts of intangible assets are removed when fully amortized.

NEXTRACKER

Notes to combined financial statements (Continued)

Estimated future annual amortization expense for the above amortizable intangible assets are as follows:

(In thousands)	Amount

Fiscal year ending March 31,
2023	$1,207
2024	250
2025	250
2026	250
2027	250
Thereafter	321

Total amortization expense	$2,528

6. Redeemable preferred units

On February 1, 2022, Nextracker issued redeemable preferred units designated as “Series A Preferred Units,” representing a 16.67% interest in Nextracker LLC, to Flex in exchange for the cancellation of a portion of Nextracker’s previously issued and outstanding shares of common stock. Flex sold all of Nextracker’s Series A Preferred Units to TPG on the same day. The series A preferred units were provided to Flex as a dividend, which was recorded based on their fair value corresponding to the total consideration received from TPG.

The Preferred Units have a dividend rate of 5% per annum, payable semi-annually, up to 100% of which (less an amount necessary to the holder of the Series A Preferred Units’ tax obligations) may be payable in kind during the first two years following the issuance date, and 50% of which may be payable in kind thereafter. For the year ended March 31, 2022, Nextracker recorded $4 million dividend to be paid in kind. The Series A Preferred Units will vote together with the common units of Nextracker as a single class in all matters that are subject to a vote by common unitholders. The Series A Preferred Units provide TPG the right to designate two managers of the Board of Managers Nextracker LLC; if, however, TPG owns Series A Preferred Units or common units with a fully diluted ownership percentage of less than 10% but more than 5%, the number of managers that TPG will be entitled to designate to the Board of Managers of Nextracker LLC will be reduced to one. So long as at least 51% of the Series A Preferred Units remain outstanding, the consent of the holder of the Series A Preferred Units must be obtained prior to taking certain actions regarding Nextracker LLC.

The Series A Preferred Units will be automatically converted into common units of Nextracker upon a qualified initial public offering (a “Qualified Public Offering”) and TPG may elect to convert the Series A Preferred Units into common units at any time after March 31, 2023. Subject to certain exceptions, for any mandatory or optional conversion, the conversion ratio for each Series A Preferred Unit will be based on a deemed value of Nextracker equal to the lesser of $3.00 billion and the implied equity valuation of Nextracker determined by the underwriters engaged in connection with a Qualified Public Offering. If a Qualified Public Offering occurs by March 31, 2023 with an implied equity valuation greater than $3.75 billion, then the conversion ratio will be adjusted upwards based on a deemed value of the Company equal to $3.20 billion. If a Qualified Public Offering occurs after March 31, 2023 with an implied equity valuation between $2.70 billion and $3.00 billion, then the conversion ratio will be based on a deemed value of Nextracker equal to $3.00 billion. If a Qualified Public Offering occurs after March 31, 2023 with an implied equity valuation of less than $2.70 billion, then the

NEXTRACKER

Notes to combined financial statements (Continued)

conversion ratio will be based on a deemed value equal to the implied equity valuation of Nextracker in the Qualified Public Offering divided by 90%. If TPG elects to convert the Preferred Units prior to an initial public offering, the conversion ratio shall be based on a deemed value of Nextracker equal to $3.00 billion.

At TPG’s election, Flex is required to repurchase all of the outstanding Series A Preferred Units at their liquidation preference, which shall include all contributed but unreturned capital plus accrued but unpaid dividends, at the earlier of certain change in control events and February 1, 2028. Additionally, if Nextracker has not completed a Qualified Public Offering prior to February 1, 2027, then TPG may cause Flex to repurchase all of the outstanding Series A Preferred Units at their fair market value.

In connection with any voluntary or involuntary liquidation, dissolution, or winding up of Nextracker, each outstanding Series A Preferred Unit will be entitled to receive cash equal to the liquidation preference prior to distributions made to any other units.

Nextracker has determined that a Qualified Public Offering is likely and that the change in control is not probable as of March 31, 2022, and as such, it is not probable that the Series A Preferred Units will become redeemable as of March 31, 2022 and the Series A Preferred Units are not accreted to current redemption value.

In April 2022, the Board approved the amendment and restatement of the Amended and Restated Limited Liability Company Agreement (“A&R LLC Agreement”) dated as of February 1, 2022. Such amendment provided for, among other things, an increase in the total number of units issued with a proportionate reduction in the Series A issue price, such that the ownership percentage of TPG remained unchanged at 16.67%. As a result of the amendment, the number of series A redeemable preferred units issued and outstanding were increased to 23,809,524 units.

7. Stock-based compensation

Flex maintains several share-based incentive plans (collectively, the “Plans”) for the benefit of certain of its officers, directors and employees, including the employees of Nextracker. The following disclosures represent Nextracker’s portion of the Plans maintained by Flex in which Nextracker’s employees participated. All awards granted under the Plans consist of Flex common shares. Accordingly, the amounts presented are not necessarily indicative of future performance and do not necessarily reflect the results that Nextracker would have experienced as a stand-alone company for the period presented.

The following table summarizes Nextracker’s stock-based compensation expense related to Flex equity incentive plans:

	Fiscal year ended March 31,
(In thousands)	2022	2021	2020
Cost of sales	$1,526	$1,953	$1,643
Selling, general and administrative expenses	1,522	2,353	2,593

Total stock-based compensation expense	$3,048	$4,306	$4,236

Stock-based compensation expense includes an allocation of Parent’s corporate and shared functional employee expense of immaterial amounts for the fiscal years ended March 31, 2022, 2021, and 2020. These charges were recorded within selling, general and administrative expenses.

NEXTRACKER

Notes to combined financial statements (Continued)

The Flex 2017 equity incentive plan (the “2017 Plan”)

As of March 31, 2022, Flex had approximately 19.4 million shares available for grant under the 2017 Plan. Flex no longer issues options to employees under this plan. All options have been fully expensed and none were outstanding and exercisable as of March 31, 2022.

The executives, officers and employees of Flex, including Nextracker, were granted restricted share unit (“RSU”) awards under the 2017 Plan. RSU awards are rights to acquire a specified number of ordinary Flex shares for no cash consideration in exchange for continued service with Flex. RSU awards generally vest in installments over a two to four-year period and unvested RSU awards are forfeited upon termination of employment. Vesting for certain RSU awards is contingent upon service and market conditions, or service and performance conditions.

As of March 31, 2022, the total unrecognized compensation cost related to unvested RSU awards held by Nextracker employees was approximately $4.6 million under the 2017 Plan. These costs will be amortized generally on a straight-line basis over a weighted-average period of approximately two years.

Determining fair value—RSU awards

Valuation and Amortization Method—Flex estimates the fair market value of RSU awards granted, other than those awards with a market condition, is the closing price of the Parent’s ordinary shares on the date of grant and is generally recognized as compensation expense on a straight-line basis over the respective vesting period.

Determining fair value—RSU awards with service and market conditions

Valuation and Amortization Method—Flex estimates the fair value of RSU awards granted under the 2017 Plan whereby vesting is contingent on meeting certain market conditions using Monte Carlo simulation. This fair value is then amortized on a straight-line basis over the vesting period, which is the service period.

Expected volatility of Flex—Volatility used in a Monte Carlo simulation is derived from the historical volatility of Flex’s stock price over a period equal to the service period of the RSU awards granted. The service period is three years for those RSU awards granted in fiscal years 2022, 2021, and 2020.

Average peer volatility—Volatility used in a Monte Carlo simulation is derived from the historical volatilities of Flex’s peer companies for the RSU awards granted in fiscal years 2022, and volatility used in a Monte Carlo simulation is derived from the historical volatility of the Standard and Poor’s (“S&P”) 500 index for the RSU awards granted in fiscal years 2021 and 2020.

Average Peer Correlation—Correlation coefficients were used to model the movement of Flex’s stock price relative to Flex’s peer companies for the RSU awards granted in fiscal year 2022, and correlation coefficients were used to model the movement of Flex’s stock price relative to the S&P 500 index for the RSU awards granted in fiscal years 2021 and 2020.

Expected dividend—Flex has never paid dividends on its ordinary shares and accordingly the dividend yield percentage is zero for all periods.

NEXTRACKER

Notes to combined financial statements (Continued)

Risk-free interest rate assumptions—Flex bases the risk-free interest rate used in the Monte Carlo simulation on the implied yield currently available on U.S. Treasury constant maturities issued with a term equivalent to the expected term of the awards.

The fair value of the RSU awards under the 2017 Plan, whereby vesting is contingent on meeting certain market conditions, for fiscal year 2021 was estimated using the following weighted-average assumptions:

Fiscal year ended March 31,
2021
Expected volatility	52.8%
Average peer volatility	35.9%
Average peer correlation	0.7
Expected dividends	—
Risk-free interest rate	0.3%

No RSU awards with market conditions under the 2017 Plan were granted to Nextracker’s employees for fiscal years 2022 and 2020.

Share-based awards activity

Option activity under the 2017 Plan is immaterial for all periods presented. The following table summarizes the RSU award activity for Nextracker direct employees under the 2017 Plan (“Price” reflects the weighted-average grant-date fair value):

	Fiscal year ended March 31,
	2022		2021		2020
	Shares	Price	Shares	Price	Shares	Price
Unvested RSU awards outstanding, beginning of fiscal year	384,731	$10.81	134,532	$9.54	27,175	$12.90
Granted	219,265	17.88	299,041	11.27	115,499	9.00
Vested	(121,467)	10.27	(37,017)	9.90	(8,142)	13.09
Forfeited	(6,476)	13.82	(11,825)	11.00	—	—

Unvested RSU awards outstanding, end of fiscal year	476,053	$14.03	384,731	$10.81	134,532	$9.54

During fiscal year 2022, approximately 219 thousand unvested RSU awards were granted with no performance or market conditions, and with an average grant date price of $17.88 per share.

Of the 476,053 unvested RSU awards outstanding under the 2017 Plan as of March 31, 2022, an immaterial amount of these unvested RSU awards represent the target amount of grants made to certain key employees whereby vesting is contingent on meeting certain market conditions summarized as follows:

Year of grant	Targeted number of awards as of March 31, 2021 (in shares)	Average grant date fair value (per share)	Range of shares that may be issued(1)
			Minimum	Maximum	Assessment date
Fiscal 2021	47,303	14.84	—	94,606	June 2023

(1)	Vesting ranges from zero to 200% based on measurement of Flex’s total shareholder return against the Standard and Poor’s (“S&P”) 500 Composite Index.

NEXTRACKER

Notes to combined financial statements (Continued)

Nextracker will continue to recognize share-based compensation expense for awards with market conditions regardless of whether such awards will ultimately vest.

The Legacy Nextracker equity incentive plan

As of March 31, 2022, all compensation costs related to both unvested share options and unvested RSU awards granted to employees under the legacy Nextracker Equity Incentive Plan in place at the time of Flex’s acquisition of Nextracker, have been fully amortized and recognized.

8. Relationship with parent and related parties

The combined financial statements have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of Flex. Nextracker has historically been managed and operated in the normal course of business by Flex. Accordingly, certain shared costs have been allocated to Nextracker and reflected as expenses in these combined financial statements. Nextracker’s management and the management of Flex consider the expenses included and the allocation methodologies used to be reasonable and appropriate reflections of the historical Flex expenses attributable to Nextracker for purposes of the stand-alone financial statements; however, the expenses reflected in these combined financial statements may not be indicative of the actual expenses that would have been incurred during the periods presented if Nextracker historically operated as a separate, stand-alone entity and would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure. In addition, the expenses reflected in the combined financial statements may not be indicative of expenses that Nextracker could incur in the future. During the fourth quarter of fiscal year 2022, Nextracker entered into a TSA with Flex, whereby Flex agreed to provide or cause to be provided certain services to Nextracker which were previously included as part of the allocations from Flex. As consideration, Nextracker agreed to pay Flex the amount specified for each service as described in the arrangement.

Allocation of corporate expenses

The combined financial statements include expense allocations for certain functions provided by Flex, including, but not limited to, general corporate expenses related to finance, legal, information technology, human resources, and stock-based compensation. These expenses have been allocated to Nextracker on the basis of direct usage when identifiable, with the remainder allocated on the basis of revenue, headcount or other measure. During the fiscal years ended March 31, 2022, 2021 and 2020, Nextracker was allocated $13.0 million, $13.3 million and $14.4 million, respectively, of general corporate expenses incurred by Flex. Of these expenses, $9.9 million, $10.0 million and $11.1 million, respectively, are included within selling, general and administrative expenses and $3.1 million, $3.3 million, and $3.3 million, respectively, are included in cost of sales in the combined statements of operations and comprehensive income.

Risk management

Flex carries insurance for property, casualty, product liability matters, auto liability, Directors and Officers liability and workers’ compensation. Nextracker pays a premium to Flex in exchange for the coverage provided. In fiscal years 2022 and 2021, the policies with significant premiums included the Marine Cargo/Goods in Transit and the multiple Errors and Omissions policies all through various insurance providers. Expenses related to

NEXTRACKER

Notes to combined financial statements (Continued)

coverage provided by Flex are recognized as an expense in the combined statements of operations and comprehensive income in the amounts of $1.1 million, $1.0 million and $0.7 million for the fiscal years ended March 31, 2022, 2021 and 2020, respectively.

Cash management and financing

Nextracker participates in Flex’ centralized cash management programs. Disbursements are independently managed by Nextracker.

All significant transactions between Nextracker and Flex that have not been historically cash settled have been included in the combined balance sheets within accumulated net parent investment and reflected in the combined statement of cash flows as net transfers to parent as these are deemed to be internal financing transactions. All intra-company accounts, profits and transactions among the combined entities have been eliminated. The following is a summary of material transactions reflected in the accumulated net parent investment during the fiscal years ended March 31, 2022, 2021 and 2020:

	Fiscal year ended March 31,
(In thousands)	2022	2021	2020
Corporate allocations (excluding stock-based compensation expense)	$9,999	$8,998	$10,168
Transfer of operations to Nextracker(1)	(2,934)	5,299	(12,993)
Net cash pooling activities(2)	(35,490)	377,360	(284,750)
Income taxes	19,550	36,068	36,810

Net transfers (to) from Parent	$(8,875)	$427,725	$(250,765)

(1)	Primarily represents certain international operations where related income and/or losses are included in Nextracker’s combined statements of operations. Cash was also collected by the international operations on behalf of Nextracker, for which Nextracker and Flex do not intend to settle in the future.

(2)	Primarily represents financing activities for cash pooling and capital transfers.

The cash balance reflected in the combined balance sheets consist of the cash managed and controlled by Nextracker. For as long as Nextracker is a controlled entity of Flex, Nextracker’s U.S. operations will continue to participate in the Flex cash pooling management programs intra-quarter; all outstanding positions are settled or scheduled for settlement as of each quarter end. Cash pooling activities are reflected under net transfers from Flex in the combined statements of parent company equity (deficit) and redeemable preferred units and combined statements of cash flows.

Due to related parties relates to balances resulting from transactions between Nextracker and Flex subsidiaries that have historically been cash settled. Nextracker purchased certain components and services from other Flex affiliates of $47.7 million and $60.3 million for the fiscal years ended March 31, 2022 and 2021, respectively.

Flex also administers on behalf of Nextracker payments to certain freight providers as well as payrolls to certain employees based in the U.S. Nextracker’s average due to related parties balance was $36.5 million, $24.4 million, and $36.6 million for the fiscal years ended March 31, 2022, 2021 and 2020, respectively. All related cash flow activities are under net cash used in operating activities in the combined statements of cash flows.

NEXTRACKER

Notes to combined financial statements (Continued)

Net parent investments

The net parent investment in the combined balance sheet represents Flex’s net investment in Nextracker and is presented in lieu of stockholders’ equity.

9. Commitments and contingencies

Litigation and other legal matters

In connection with the matters described below, Nextracker has accrued for loss contingencies where it believes that losses are probable and estimable. The amounts accrued are not material. Although it is reasonably possible that actual losses could be in excess of Nextracker’s accrual, Nextracker is unable to estimate a reasonably possible loss or range of loss in excess of its accrual, except as discussed below, due to various reasons, including, among others, that: (i) the proceedings are in early stages or no claims have been asserted, (ii) specific damages have not been sought in all of these matters, (iii) damages, if asserted, are considered unsupported and/or exaggerated, (iv) there is uncertainty as to the outcome of pending appeals, motions, or settlements, (v) there are significant factual issues to be resolved, and/or (vi) there are novel legal issues or unsettled legal theories presented. Any such excess loss could have a material adverse effect on Nextracker’s results of operations or cash flows for a particular period or on Nextracker’s financial condition.

On July 15, 2022, the Company settled a case that was brought in January 2017 by Array Technologies, Inc. (“ATI”), in which ATI had alleged that Nextracker and Flex caused a former ATI employee to breach his non-compete agreement with ATI by joining Nextracker and made claims of, among other things, fraud, constructive fraud, trade secret misappropriation, breach of contract and related claims. All claims are fully released as part of a $42.8 million settlement reached in July 2022. The full settlement amount is included in other current liabilities as of March 31, 2022, in the combined balance sheet and is subject to partial coverage under the Flex insurance policy. Estimated insurance recovery of $22.3 million is included in other current assets in the combined balance sheet as of March 31, 2022. The full settlement amount was paid on August 4, 2022.

10. Income taxes

The domestic and foreign components of income before income taxes were comprised of the following.

	Fiscal year ended March 31,
(In thousands)	2022	2021	2020
Domestic	$45,259	$161,323	$143,415
Foreign	19,849	(3,294)	5,514

Total	$65,108	$158,029	$148,929

NEXTRACKER

Notes to combined financial statements (Continued)

The provision for (benefit from) income taxes consisted of the following:

	Fiscal year ended March 31,
(In thousands)	2022	2021	2020

Current:
Domestic	$13,558	$34,013	$34,871
Foreign	5,974	2	460

Total	$19,532	$34,015	$35,331

Deferred:
Domestic	(6,173)	54	(5,236)
Foreign	836	(388)	578

Total	$(5,337)	$(334)	$(4,658)

Provision for income taxes	$14,195	$33,681	$30,673

The domestic statutory income tax rate was approximately 22% in fiscal year 2022 and approximately 21% in fiscal years 2021 and 2020. The reconciliation of the income tax expense (benefit) expected based on domestic statutory income tax rates to the expense (benefit) for income taxes included in the combined statements of operations and comprehensive income is as follows:

	Fiscal year ended March 31,
(In thousands)	2022	2021	2020
Income taxes based on domestic statutory rates	$13,673	$33,186	$31,275
Effect of tax rate differential	2,638	342	(4)
FDII Deduction	(1,583)	(2,951)	(3,198)
Stock-based compensation	(424)	(4)	257
State	880	2,689	2,377
Other	(989)	419	(34)

Provision for income taxes	$14,195	$33,681	$30,673

NEXTRACKER

Notes to combined financial statements (Continued)

The components of deferred income taxes are as follows:

	Fiscal year ended March 31,
(In thousands)	2022	2021	2020

Deferred tax liabilities:
Fixed assets	$(67)	$(431)	$(446)
Intangible assets	(437)	(2,342)	(5,757)
Others	(663)	(1,156)	(690)

Total deferred tax liabilities	(1,167)	(3,929)	(6,893)

Deferred tax assets:
Fixed assets	47	25	15
Stock-based compensation	342	201	194
Deferred revenue	3,967	1,053	2,797
Warranty reserve	2,461	3,923	3,485
Accrued professional fees	2,378	1,177	1,293
Provision for doubtful accounts	449	820	277
Net operating loss and other carryforwards	5,553	5,679	4,440
Others	1,367	1,110	1,601

Total deferred tax assets	16,564	13,988	14,102
Valuation allowances	—	—	—

Total deferred tax assets, net of valuation allowances	16,564	13,988	14,102

Net deferred tax asset	$15,397	$10,059	$7,209

The net deferred tax asset is classified as follows:
Long-term asset	15,828	10,252	7,623
Long-term liability	(431)	(193)	(414)

Total	$15,397	$10,059	$7,209

Nextracker has recorded deferred tax assets of approximately $5.6 million related to tax losses and other carryforwards. These tax losses and other carryforwards will expire at various dates as follows:

Expiration dates of deferred tax assets related to operating losses and other carryforwards
(In thousands)
2023 - 2028	$18
2029 - 2034	162
2035 - Post	301
Indefinite	5,072

Total	$5,553

The amount of deferred tax assets considered realizable, however, could be reduced or increased in the near-term if facts, including the amount of taxable income or the mix of taxable income between subsidiaries, differ from management’s estimates.

NEXTRACKER

Notes to combined financial statements (Continued)

As of March 31, 2022, Nextracker has provided for earnings in foreign subsidiaries that are not considered to be indefinitely reinvested and therefore subject to withholding taxes on $4.4 million of undistributed foreign earnings, recording a deferred tax liability of approximately $0.6 million thereon.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Fiscal year ended March 31,
(In thousands)	2022	2021	2020
Balance, beginning of fiscal year	$465	$410	$501
Impact from foreign exchange rates fluctuation	(25)	55	(91)

Balance, end of fiscal year	$440	$465	$410

Nextracker and its subsidiaries file federal, state, and local income tax returns in multiple jurisdictions around the world. With few exceptions, Nextracker is no longer subject to income tax examinations by tax authorities for years before 2015.

Nextracker recognizes interest and penalties accrued related to unrecognized tax benefits within Nextracker’s tax expense. During the fiscal years ended March 31, 2022, 2021 and 2020, Nextracker accrued interest and penalties of approximately $0.1 million, $0.1 million and less than $0.1 million, respectively. Nextracker had approximately $0.4 million, $0.4 million and $0.3 million accrued for the payment of interest and penalty as of the fiscal years ended March 31, 2022, 2021 and 2020, respectively.

11. Segment reporting

Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the Chief Operating Decision Maker (“CODM”), or a decision making group, in deciding how to allocate resources and in assessing performance. Resource allocation decisions and Nextracker’s performance are assessed by its Chief Executive Officer, identified as the CODM.

For all periods presented, Nextracker has one operating and reportable segment. The following table sets forth geographic information of revenue based on the locations to which the products are shipped:

	Fiscal year ended March 31,
(In thousands)	2022		2021		2020

Revenue:
U.S.	$904,946	62%	$900,927	75%	$937,163	80%
Rest of the World	552,646	38%	294,690	25%	234,124	20%

Total	$1,457,592		$1,195,617		$1,171,287

The United States is the principal country of domicile.

NEXTRACKER

Notes to combined financial statements (Continued)

The following table summarizes the countries that accounted for more than 10% of revenue in fiscal years 2022, 2021, and 2020. Revenue is attributable to the countries to which the products are shipped.

	Fiscal year ended March 31,
(In thousands)	2022		2021		2020

Revenue:
U.S.	$904,946	62%	$900,927	75%	$937,163	80%
Brazil	188,368	13%	14,440	1%	24,425	2%

No other country accounted for more than 10% of revenue for the fiscal years presented in the table above.

For the fiscal years ended March 31, 2022 and 2021, property and equipment, net in the United States was $7.3 million and $4.8 million, respectively, which accounted for 99% and 96%, respectively, of property and equipment, net. No other countries accounted for more than 10% of property and equipment, net for the fiscal years 2022 and 2021.

12. Subsequent events.

The Company evaluated subsequent events through September 22, 2022, the date the combined financial statements were available to be issued, and through February 1, 2023, with respect to the reverse unit split described below.

The 2022 Nextracker equity incentive plan

During the first quarter of fiscal year 2023, Nextracker awarded 5.2 million equity-based compensation awards to its employees under the First Amended and Restated 2022 Nextracker LLC Equity Incentive Plan (the “2022 Nextracker Plan”). Of the 5.2 million unvested awards under that plan, the Company granted approximately 2.7 million unit options with an exercise price of $21.00 per unit and 1.8 million RSU awards whereby vesting is contingent upon continued service over a four-year and three-year period, respectively, and the occurrence of an initial public offering event (“IPO”) or a sale of the Company. Vesting of the unit options is also contingent upon the growth of the equity valuation of the Company in the four years following the grant date, which could result in a range of 0-100% of such unit options ultimately vesting. Finally, approximately 0.7 million unvested awards are performance-based restricted share unit awards (“PSU”) contingent upon the achievement of certain metrics specific to Nextracker measured over a three-year period and the occurrence of an IPO or a sale of the Company, which could result in a range of 0-200% of such PSUs ultimately vesting. The performance-based metrics for the second and third years of vesting for the PSUs are not yet determined, and therefore only 0.2 million PSUs have met the criteria for a grant date under ASC 718 as of July 1, 2022.

The valuation of our common units and RSUs were determined in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Application of these approaches involves the use of estimates, judgment and assumptions that are highly complex and subjective, such as those regarding our expected future revenue and EBITDA, discount rates, market multiples, the selection of comparable companies and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock. The fair values of our option units and PSUs were estimated using Monte-Carlo simulation models which is a probabilistic approach for calculating the fair value of the awards. Key assumptions for the

NEXTRACKER

Notes to combined financial statements (Continued)

Monte-Carlo simulation model are the risk-free interest rate, expected volatility, expected dividends and correlation coefficient.

The total unrecognized compensation expense related to unvested awards under the 2022 Nextracker Plan was approximately $52.1 million, which is expected to be recognized over a weighted-average period of approximately 3.6 years. The Company determined the total unrecognized expense based on grant date fair values of $5.17 per award for the unit options, $16.72 per award for the RSU, and $18.86 per awards for the PSUs. The grant date fair values for the unit options and PSUs were determined using a Monte Carlo simulation. The Company will record cumulative stock-based compensation expense related to these awards in the period when its liquidity event is completed for the portion of the awards for which the relevant service condition has been satisfied with the remaining expense recognized over the remaining service period.

Reverse unit split

In January 2023 the Board of Managers and the members of the Company approved a 1-for-2.1 reverse unit split of the units authorized and outstanding, which was effected on January 30, 2023. All unit and per unit data shown in the accompanying combined financial statements and related notes has been retroactively revised to give effect to this reverse unit split for all periods presented. Units underlying authorized and outstanding equity-based awards were proportionately decreased and the respective per unit value and exercise prices, if applicable, were proportionately increased in accordance with the terms of the agreements governing such securities. There was no change in the par value of the Company’s Series A Preferred Units as a result of the reverse stock split.

NEXTRACKER

Unaudited condensed combined balance sheets

(In thousands)	As of September 30, 2022	As of March 31, 2022

ASSETS

Current assets:
Cash	$84,209	$29,070
Accounts receivable, net of allowance of $2,792 and $3,574, respectively	280,911	168,303
Contract assets	283,773	292,407
Inventories	240,024	172,208
Other current assets	96,549	52,074

Total current assets	985,466	714,062
Property and equipment, net	7,509	7,423
Goodwill	265,153	265,153
Other intangible assets, net	1,446	2,528
Other assets	28,184	28,123

Total assets	$1,287,758	$1,017,289

LIABILITIES, REDEEMABLE PREFERRED UNITS AND PARENT COMPANY EQUITY (DEFICIT)

Current liabilities:
Accounts payable	355,829	266,596
Accrued expenses	57,334	26,176
Deferred revenue	169,774	77,866
Due to related parties	48,367	39,314
Other current liabilities	20,462	63,419

Total current liabilities	651,766	473,371
Other liabilities	32,924	42,785

Total liabilities	684,690	516,156

Redeemable preferred units, $0.001 par value, 23,809,524 units and 238,096 units issued and outstanding, respectively	516,668	504,168

Parent company equity (deficit):
Accumulated net parent investment	86,400	(3,035)

Total parent company equity (deficit)	86,400	(3,035)

Total liabilities, redeemable preferred units and parent company equity (deficit)	$1,287,758	$1,017,289

The accompanying notes are an integral part of these condensed combined financial statements.

NEXTRACKER

Unaudited condensed combined statements of operations and comprehensive income

	Six-Month Periods Ended
(In thousands)	September 30, 2022	October 1, 2021
Revenue	$870,372	$680,172
Cost of sales	755,970	605,857

Gross profit	114,402	74,315
Selling, general and administrative expenses	36,862	26,140
Research and development	8,299	6,951

Operating income	69,241	41,224
Interest and other, net	1,248	280

Income before income taxes	67,993	40,944
Provision for income taxes	16,776	8,371

Net income and comprehensive income	$51,217	$32,573

The accompanying notes are an integral part of these condensed combined financial statements.

NEXTRACKER

Unaudited condensed combined statements of parent company equity (deficit) and redeemable preferred units

(In thousands)	Net Parent Investment	Redeemable Preferred Units
BALANCE AT MARCH 31, 2022	$(3,035)	$504,168
Stock-based compensation expense	1,850	—
Net income	51,217	—
Paid-in-Kind dividend for Series A redeemable preferred units	(12,500)	12,500
Net transfers from Parent	48,868	—

BALANCE AT SEPTEMBER 30, 2022	$86,400	$516,668

BALANCE AT MARCH 31, 2021	$456,047	$—
Stock-based compensation expense	1,380	—
Net income	32,573	—
Net transfers to Parent	(26,422)	—

BALANCE AT OCTOBER 1, 2021	$463,578	$—

The accompanying notes are an integral part of these condensed combined financial statements.

NEXTRACKER

Unaudited condensed combined statements of cash flows

	Six-Month Periods Ended
(In thousands)	September 30, 2022	October 1, 2021

Cash flows from operating activities:
Net income	$51,217	$32,573
Depreciation and amortization	2,645	8,714
Changes in working capital and other, net	(1,401)	(72,474)

Net cash provided by (used in) operating activities	52,461	(31,187)

Cash flows from investing activities:
Purchases of property and equipment	(1,335)	(3,439)
Proceeds from the disposition of property and equipment	24	167

Net cash used in investing activities	(1,311)	(3,272)

Cash flows from financing activities:
Net transfers (to) from Parent	3,989	(26,422)

Net cash provided by (used in) financing activities	3,989	(26,422)

Net increase (decrease) in cash	55,139	(60,881)
Cash beginning of period	29,070	190,589

Cash end of period	$84,209	$129,708

Non-cash investing activity:
Unpaid purchases of property and equipment	$453	$672

Non-cash financing activity:
Capitalized offering costs	$1,441	$3,166
Legal settlement paid by Parent	$42,750	$—

The accompanying notes are an integral part of these condensed combined financial statements.

NEXTRACKER

Notes to unaudited condensed combined financial statements

1. Organization of Nextracker

The accompanying unaudited condensed combined financial statements reflect the operations that comprise the legacy solar tracker business of Flex Ltd. (“Flex” or the “Parent”), including Nextracker LLC (formerly known as NEXTracker Inc.) and its subsidiaries, collectively called Nextracker (or the “Company”). The condensed combined financial statements have been derived from the condensed consolidated financial statements and accounting records of Flex. See Note 2 for basis of presentation details.

Nextracker was acquired by Flex in 2015. In 2016, Flex acquired BrightBox Technologies, Inc. (“BrightBox”) on behalf of Nextracker to further its machine learning capabilities. Nextracker operates as a separate operating and reportable segment of Flex and its results of operations have been reported in the Parent’s consolidated financial statements.

Nextracker is the leading provider of intelligent, integrated solar tracker and software solutions used in utility-scale and distributed generation solar projects around the world. Nextracker’s products enable solar panels in utility-scale power plants to follow the sun’s movement across the sky and optimize plant performance. Nextracker has operations in the United States, Mexico, Chile, Spain, India, Australia, the Middle East and Brazil.

2. Summary of accounting policies

Basis of presentation

Throughout the period covered by the condensed combined financial statements, Nextracker did not operate as a separate entity and stand-alone separate historical financial statements for Nextracker have not been prepared.

Nextracker is primarily comprised of certain stand-alone legal entities for which discrete financial information is available. The accompanying condensed combined financial statements have been prepared on a stand-alone basis and are derived from the Parent’s consolidated financial statements and accounting records, using the Parent’s historical basis in Nextracker’s assets and liabilities. These condensed combined financial statements reflect Nextracker’s financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the requirements of Rule 10-01 of Regulation S-X. As such, they do not include all information and footnotes required by GAAP for complete financial statements and should be read in conjunction with the Company’s audited combined financial statements as of and for the fiscal year ended March 31, 2022.

In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair statement have been included. Nextracker’s financial position, results of operations and cash flows may not be indicative of its condition had Nextracker been a separate stand-alone entity during the periods presented, nor indicative of the results that may be expected for the fiscal year ending March 31, 2023.

Further, the results stated herein may not be indicative of what its financial position, results of operations and cash flows might be if Nextracker operates as a separate, stand-alone company in the future. The condensed combined financial statements included herein do not reflect any changes that may occur in Nextracker’s financing and operations as a result of an initial public offering.

The first quarters for fiscal years 2023 and 2022 ended on July 1, 2022, which is comprised of 92 days in the period, and July 2, 2021, which is comprised of 93 days in the period, respectively. The second quarters for fiscal

NEXTRACKER

Notes to unaudited condensed combined financial statements (Continued)

years 2023 and 2022 ended on September 30, 2022, and October 1, 2021, which are comprised of 91 days in both periods.

The condensed combined financial statements include all revenues, expenses, assets and liabilities directly attributable to Nextracker. Where it is possible to specifically attribute such expenses to activities of Nextracker, these amounts have been charged or credited directly to Nextracker without allocation or apportionment. The condensed combined statements of operations and comprehensive income also include allocations of certain costs from Flex incurred on Nextracker’s behalf. Such corporate-level costs are allocated to Nextracker using methods based on proportionate formulas such as revenue and headcount, among others. Such corporate-level costs include costs pertaining to accounting and finance, legal, human resources, information technology, insurance, tax services, and other costs. Such costs may not represent the amounts that would have been incurred had Nextracker operated autonomously or independently from Flex. Management considers the expense allocation methodology and results to be reasonable for all periods presented. However, these costs may not be indicative of what Nextracker may incur in the future. During the fourth quarter of fiscal year 2022, Nextracker entered into a Transition Service Agreement (“TSA”) with Flex, whereby Flex agreed to provide or cause to be provided certain services to Nextracker which were previously included as part of the allocations from Flex. As consideration, Nextracker agreed to pay Flex the amount specified for each service as described in the arrangement.

All intracompany transactions and accounts within Nextracker have been eliminated. All significant transactions between Nextracker and Flex that have not been historically cash settled have been included in the condensed combined balance sheets within accumulated net parent investment and reflected in the condensed combined statements of cash flows as a financing activity as these are deemed to be internal financing transactions.

In connection with the Parent’s acquisition of Nextracker and BrightBox in 2015 and 2016, respectively, Flex applied pushdown accounting to separate financial statements of acquired entities in accordance with ASC 805. The application of pushdown accounting impacted goodwill and intangible assets (see Note 4).

Cash included in the condensed combined balance sheets reflects cash that is controlled by Nextracker. Flex’s debt has not been allocated to Nextracker for any of the periods presented because the debt is not specifically identifiable to Nextracker.

Redeemable preferred units that are redeemable upon the occurrence of conditions outside of the control of Nextracker are reported as temporary equity in the condensed combined balance sheets.

Flex historically maintains stock-based compensation plans at a corporate level. Starting in fiscal year 2023 Nextracker is granting equity compensation awards to its employees under the First Amended and Restated 2022 Nextracker LLC Equity Incentive Plan (the “2022 Nextracker Plan”). Nextracker employees participate in those plans and a portion of the cost of those plans is included in Nextracker’s condensed combined financial statements. See Note 5 for a further description of the accounting for stock-based compensation.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during

NEXTRACKER

Notes to unaudited condensed combined financial statements (Continued)

the reporting period. Actual results could differ materially from those estimates. Estimates are used in accounting for, among other things, impairment of goodwill, impairment of long-lived assets, allowance for doubtful accounts, reserve for excess or obsolete inventories, valuation of deferred tax assets, warranty reserves, contingencies, operation accruals, and fair values of stock options and restricted share unit awards granted under stock-based compensation plans. Due to the COVID-19 pandemic and geopolitical conflicts (including the Russian invasion of Ukraine), there has been and will continue to be uncertainty and disruption in the global economy and financial markets. The Company has made estimates and assumptions taking into consideration certain possible impacts due to the COVID-19 pandemic and the Russian invasion of Ukraine. These estimates may change, as new events occur, and additional information is obtained. Actual results may differ from previously estimated amounts, and such differences maybe material to the condensed combined financial statements. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period they occur. Management believes that these estimates and assumptions provide a reasonable basis for the fair presentation of the condensed combined financial statements.

Product warranty

Nextracker offers an assurance type warranty for its products against defects in design, materials and workmanship for a period ranging from five to ten years, depending on the component. For these assurance type warranties, a provision for estimated future costs related to warranty expense is recorded when they are probable and reasonably estimable, which is typically when products are delivered. The estimated warranty liability is based on our warranty model which relies on historical warranty claim information and assumptions based on the nature, frequency and average cost of claims for each product line by project. When little or no experience exists, the estimate is based on comparable product lines and/or estimated potential failure rates. These estimates are based on data from Nextracker specific projects and overall industry statistics. Estimates related to the outstanding warranty liability are re-evaluated on an ongoing basis using best-available information and revisions are made as necessary.

The following table summarizes the activity related to the estimated accrued warranty reserve for the six-month periods ended September 30, 2022 and October 1, 2021:

	Six-month periods ended
(In thousands)	September 30, 2022	October 1, 2021
Beginning balance	$10,485	$17,085
Provision (release) for warranties issued	1,392	(235)
Payments	(446)	(637)

Ending balance	$11,431	$16,213

Inventories

Inventories are stated at the lower of cost (on a first-in, first-out basis) or net realizable value. Nextracker’s inventory primarily consists of finished goods to be used and to be sold to customers, including components procured to complete the tracker system projects.

NEXTRACKER

Notes to unaudited condensed combined financial statements (Continued)

Other current assets

Other current assets include short-term deposits and advances of $38.3 million and $9.3 million as of September 30, 2022 and March 31, 2022, respectively, primarily related to advance payments to certain vendors for procurement of inventory. Additionally, other current assets include $22.3 million as of September 30, 2022 and March 31, 2022, respectively, for an estimated insurance recovery related to a certain litigation settlement as further described in Note 7.

Capitalized offering costs

Capitalized offering costs consist primarily of legal and accounting fees, which are direct and incremental fees related to the offering. These associated costs will be paid by Flex and offset against the proceeds of the offering. The Company had incurred $6.8 million and $5.3 million in capitalized offering costs as of September 30, 2022 and March 31, 2022, respectively, which are included in other current assets on the condensed combined balance sheets.

Accrued expenses

Accrued expenses include accruals primarily for freight and tariffs of $47.3 million and $20.7 million as of September 30, 2022 and March 31, 2022, respectively. In addition, it includes $10.0 million and $5.5 million accrued payroll as of September 30, 2022 and March 31, 2022, respectively.

Other liabilities

Other liabilities primarily include the long-term portion of standard product warranty liabilities of $9.4 million and $8.8 million, respectively, and the long-term portion of deferred revenue of $20.2 million and $29.6 million as of September 30, 2022 and March 31, 2022, respectively.

Redeemable preferred units

On February 1, 2022, Nextracker issued redeemable preferred units designated as “Series A Preferred Units,” representing a 16.67% interest in Nextracker LLC, to Flex in exchange for the cancellation of a portion of the Nextracker’s previously issued and outstanding shares of common stock. Flex sold all of Nextracker’s Series A Preferred Units to TPG on the same day. The holder of the Series A Preferred Units is entitled to cumulative paid-in-kind or cash dividends and has the option to redeem the Series A Preferred Units or convert the Series A Preferred Units upon certain conditions. Because the redemption or conversion conditions are outside of the control of the Company, the Company has classified the Series A Preferred Units as temporary equity on the condensed combined balance sheets.

For the six-month period ended September 30, 2022, Nextracker recorded $12.5 million dividend to be paid in kind to TPG based on a rate of 5% per annum.

At TPG’s election, Flex is required to repurchase all of the outstanding Series A Preferred Units at their liquidation preference, which shall include all contributed but unreturned capital plus accrued but unpaid dividends, at the earlier of certain change in control events and February 1, 2028. Additionally, if Nextracker has not completed a Qualified Public Offering prior to February 1, 2027, then TPG may cause Flex to repurchase all of the outstanding Series A Preferred Units at their fair market value. Nextracker has determined that a

NEXTRACKER

Notes to unaudited condensed combined financial statements (Continued)

Qualified Public Offering is likely and that the change in control is not probable as of September 30, 2022, and as such, it is not probable that the Series A Preferred Units will become redeemable as of September 30, 2022 and the Series A Preferred Units are not accreted to current redemption value.

In April 2022, the Board approved the amendment and restatement of the Amended and Restated Limited Liability Company Agreement (“A&R LLC Agreement”) dated as of February 1, 2022. Such amendment provided for, among other things, an increase in the total number of units issued with a proportionate reduction in the Series A issue price, such that the ownership percentage of TPG remained unchanged at 16.67%. As a result of the amendment, the number of series A redeemable preferred units issued and outstanding were increased to 23,809,524 units.

3. Revenue

Based on Topic 606 provisions, the Company disaggregates its revenue from contracts with customers by those sales recorded over time and sales recorded at a point in time. The following table presents Nextracker’s revenue disaggregated based on timing of transfer—point in time and over time for the six-month periods ended September 30, 2022 and October 1, 2021:

	Six-month periods ended
(In thousands)	September 30, 2022	October 1, 2021
Timing of Transfer
Point in time	$33,153	$21,804
Over time	837,219	658,368

Total revenue	$870,372	$680,172

Contract balances

The timing of revenue recognition, billings and cash collections results in contract assets and contract liabilities (deferred revenue) on the condensed combined balance sheets. Nextracker’s contract amounts are billed as work progresses in accordance with agreed-upon contractual terms, which generally coincide with the shipment of one or more phases of the project. When billing occurs subsequent to revenue recognition, a contract asset results. Contract assets of $283.8 million and $292.4 million as of September 30, 2022 and March 31, 2022, respectively, are presented in the condensed combined balance sheets, of which $104.9 million and $86.5 million, respectively, will be invoiced at the end of the projects as they represent funds withheld until the products are installed by a third party, arranged by the customer, and the project is declared operational. The remaining unbilled receivables will be invoiced throughout the project based on a set billing schedule such as milestones reached or completed rows delivered. Contract assets decreased $8.6 million from March 31, 2022 to September 30, 2022 due to fluctuations in the timing and volume of billings for the Company’s revenue recognized over-time.

During the six-month periods ended September 30, 2022 and October 1, 2021, Nextracker converted $72.2 million and $69.2 million deferred revenue to revenue, respectively, which represented 67% and 75%, respectively, of the beginning period balance of deferred revenue.

NEXTRACKER

Notes to unaudited condensed combined financial statements (Continued)

Remaining performance obligations

As of September 30, 2022, Nextracker had $190.0 million of the transaction price allocated to the remaining performance obligations. The Company expects to recognize revenue on approximately 89% of these performance obligations in the next 12 months. The remaining long-term unperformed obligation primarily relates to extended warranty and deposits collected in advance on certain tracker projects.

4. Goodwill and intangible assets

Goodwill

Goodwill relates to the 2015 acquisition of Nextracker and the 2016 acquisition of BrightBox by Flex on behalf of Nextracker. As of September 30, 2022 and March 31, 2022, goodwill totaled $265.2 million, respectively, and is not deductible for tax purposes.

Other intangible assets

Nextracker amortizes identifiable intangible assets consisting of developed technology, customer relationships, and trade names because these assets have finite lives. Nextracker’s intangible assets are amortized on a straight-line basis over the estimated useful lives. The basis of amortization approximates the pattern in which the assets are utilized over their estimated useful lives. No residual value is estimated for any intangible assets. The fair value of Nextracker’s intangible assets is determined based on management’s estimates of cash flows and recoverability.

Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an intangible asset may not be recoverable. An impairment loss is recognized when the carrying amount of an intangible asset exceeds its fair value. Nextracker reviewed the carrying value of its intangible assets as of September 30, 2022 and March 31, 2022 and concluded that such amounts continued to be recoverable.

The components of identifiable intangible assets are as follows:

	As of September 30, 2022			As of March 31, 2022
(In thousands)	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount

Intangible assets:
Trade name and other intangibles	$15,900	$(14,454)	$1,446	$15,900	$(13,372)	$2,528

Total	$15,900	$(14,454)	$1,446	$15,900	$(13,372)	$2,528

Total intangible asset amortization expense recognized in operations during the six-month periods ended September 30, 2022 and October 1, 2021 was $1.1 million and $7.4 million, respectively. In the six-month periods ended September 30, 2022 and October 1, 2021, $1.0 million and $3.5 million, respectively was selling, general, and administrative expense, while cost of sales was approximately $0.1 million and $3.9 million,

NEXTRACKER

Notes to unaudited condensed combined financial statements (Continued)

respectively for each period. Estimated future annual amortization expense for the above amortizable intangible assets are as follows:

(In thousands)	Amount

Fiscal year ending March 31,
2023(1)	$125
2024	250
2025	250
2026	250
2027	250
Thereafter	321

Total amortization expense	$1,446

(1)	Represents estimated amortization for the remaining fiscal six-month period ending March 31, 2023.

5. Stock-based compensation

Flex maintains several stock-based incentive plans (collectively, the “Plans”) for the benefit of certain of its officers, directors and employees, including the employees of Nextracker. The following disclosures represent Nextracker’s portion of the Plans maintained by Flex in which Nextracker’s employees participated. All awards granted under the Plans consist of Flex common shares. Accordingly, the amounts presented are not necessarily indicative of future performance and do not necessarily reflect the results that Nextracker would have experienced as a stand-alone company for the period presented.

The following table summarizes Nextracker’s stock-based compensation expense related to Flex equity incentive plans:

	Six-month periods ended
(In thousands)	September 30, 2022	October 1, 2021
Cost of sales	$755	$679
Selling, general and administrative expenses	1,095	701

Total stock-based compensation expense	$1,850	$1,380

Stock-based compensation expense includes an allocation of Parent’s corporate and shared functional employee expense of immaterial amounts for the six-month periods ended September 30, 2022 and October 1, 2021. These charges were recorded within selling, general and administrative expenses.

The Flex 2017 equity incentive plan (the “2017 Plan”)

All options have been fully expensed and none were outstanding and exercisable as of September 30, 2022.

The executives, officers and employees of Flex, including Nextracker, were granted restricted share unit (“RSU”) awards under the 2017 Plan. RSU awards are rights to acquire a specified number of ordinary Flex shares for no cash consideration in exchange for continued service with Flex. RSU awards generally vest in installments over

NEXTRACKER

Notes to unaudited condensed combined financial statements (Continued)

a two to four-year period and unvested RSU awards are forfeited upon termination of employment. Vesting for certain RSU awards is contingent upon service and market conditions, or service and performance conditions.

As of September 30, 2022, the total unrecognized compensation cost related to unvested RSU awards held by Nextracker employees was approximately $3.5 million under the 2017 Plan. These costs will be amortized generally on a straight-line basis over a weighted-average period of approximately one year.

There were no options and no RSU awards granted under the 2017 Plan during the six-month period ended September 30, 2022.

Of the 338,000 unvested RSU awards outstanding under the 2017 Plan as of September 30, 2022, an immaterial amount of these unvested RSU awards represent the target amount of grants made to certain key employees whereby vesting is contingent on meeting certain market conditions.

The 2022 Nextracker equity incentive plan

During the six-month period ended September 30, 2022, Nextracker awarded 5.3 million equity-based compensation awards to its employees under the First Amended and Restated 2022 Nextracker LLC Equity Incentive Plan (the “2022 Nextracker Plan”). Of the 5.3 million unvested awards under that plan, the Company granted approximately 2.7 million unit options with an exercise price of $21.00 per unit and 1.9 million RSU awards whereby vesting is contingent upon continued service over a four-year and three-year period, respectively, and the occurrence of an initial public offering event (“IPO”) or a sale of the Company. Vesting of the unit options is also contingent upon the growth of the equity valuation of the Company in the four years following the grant date, which could result in a range of 0-100% of such unit options ultimately vesting. Finally, approximately 0.7 million unvested awards are performance-based restricted share unit awards (“PSU”) contingent upon the achievement of certain metrics specific to Nextracker measured over a three-year period and the occurrence of an IPO or a sale of the Company, which could result in a range of 0-200% of such PSUs ultimately vesting. The performance-based metrics for the second and third years of vesting for the PSUs are not yet determined, and therefore only 0.2 million PSUs have met the criteria for a grant date under ASC 718 as of September 30, 2022.

The valuation of our common units and RSUs were determined in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Application of these approaches involves the use of estimates, judgment and assumptions that are highly complex and subjective, such as those regarding our expected future revenue and EBITDA, discount rates, market multiples, the selection of comparable companies and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock. The fair values of our option units and PSUs were estimated using Monte-Carlo simulation models which is a probabilistic approach for calculating the fair value of the awards. Key assumptions for the Monte-Carlo simulation model are the risk-free interest rate, expected volatility, expected dividends and correlation coefficient.

The total unrecognized compensation expense related to unvested awards under the 2022 Nextracker Plan was approximately $54.5 million, which is expected to be recognized over a weighted-average period of

NEXTRACKER

Notes to unaudited condensed combined financial statements (Continued)

approximately three years. The Company determined the total unrecognized expense based on weighted average grant date fair values of $5.17 per award for the unit options, $16.72 per award for the RSU, and $18.86 per awards for the PSUs. The grant date fair values for the unit options and PSUs were determined using a Monte Carlo simulation. The Company will record cumulative stock-based compensation expense related to these awards in the period when its liquidity event is completed for the portion of the awards for which the relevant service condition has been satisfied with the remaining expense recognized over the remaining service period.

6. Relationship with parent and related parties

The condensed combined financial statements have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of Flex. Nextracker has historically been managed and operated in the normal course of business by Flex. Accordingly, certain shared costs have been allocated to Nextracker and reflected as expenses in these condensed combined financial statements. Nextracker’s management and the management of Flex consider the expenses included and the allocation methodologies used to be reasonable and appropriate reflections of the historical Flex expenses attributable to Nextracker for purposes of the stand-alone financial statements; however, the expenses reflected in these condensed combined financial statements may not be indicative of the actual expenses that would have been incurred during the periods presented if Nextracker historically operated as a separate, stand-alone entity and would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure. In addition, the expenses reflected in the condensed combined financial statements may not be indicative of expenses that Nextracker could incur in the future.

Allocation of corporate expenses

The condensed combined financial statements include expense allocations for certain functions provided by Flex, including, but not limited to, general corporate expenses related to finance, legal, information technology, human resources, and stock-based compensation. These expenses have been allocated to Nextracker on the basis of direct usage when identifiable, with the remainder allocated on the basis of revenue, headcount or other measure. During the six-month periods ended September 30, 2022 and October 1, 2021, Nextracker was allocated $3.2 million and $6.6 million, respectively, of general corporate expenses incurred by Flex. Of these expenses $2.1 million and $5.1 million, respectively, are included within selling, general and administrative expenses and $1.1 million and $1.5 million, respectively, are included in cost of sales in the condensed combined statements of operations and comprehensive income.

Risk management

Flex carries insurance for property, casualty, product liability matters, auto liability, and workers’ compensation and maintain excess policies to provide additional limits. Nextracker pays a premium to Flex in exchange for the coverage provided. In fiscal years 2023 and 2022, the policies with significant premiums included the Marine Cargo/Goods in Transit and the multiple Errors and Omissions policies all through various insurance providers. Expenses related to coverage provided by Flex are reflected within selling, general and administrative expenses in the condensed combined statements of operations and comprehensive income and were immaterial for the six-month periods ended September 30, 2022 and October 1, 2021, respectively.

NEXTRACKER

Notes to unaudited condensed combined financial statements (Continued)

Cash management and financing

Nextracker participates in Flex’ centralized cash management programs. Disbursements are independently managed by Nextracker.

All significant transactions between Nextracker and Flex that have not been historically cash settled have been included in the condensed combined balance sheets within accumulated net parent investment and reflected in the condensed combined statement of cash flows as net transfers to parent as these are deemed to be internal financing transactions. All intra-company accounts, profits and transactions among the combined entities have been eliminated. The following is a summary of material transactions reflected in the accumulated net parent investment during the six-month periods ended September 30, 2022 and October 1, 2021:

	Six-month periods ended
(In thousands)	September 30, 2022	October 1, 2021
Corporate allocations (excluding stock-based compensation expense)	$1,398	$5,245
Transfer of operations to Nextracker(1)	43,087	(4,157)
Net cash pooling activities(2)	(11,349)	(37,188)
Income taxes	15,732	9,678

Net transfers from Parent	$48,868	$(26,422)

(1)	Primarily represents certain international operations where related income and/or losses are included in Nextracker’s condensed combined statements of operations. Cash was also collected by the international operations on behalf of Nextracker, for which Nextracker and Flex do not intend to settle in the future. For the six-month period ended September 30, 2022, the balance includes the legal settlement paid by Flex as further disclosed in Note 7.
(2)	Primarily represents financing activities for cash pooling and capital transfers.

The cash balance reflected in the condensed combined balance sheets consist of the cash managed and controlled by Nextracker. For as long as Nextracker is a controlled entity of Flex, Nextracker’s U.S. operations will continue to participate in the Flex cash pooling management programs intra-quarter; all outstanding positions are settled or scheduled for settlement as of each quarter end. Cash pooling activities are reflected under net transfers from Parent in the condensed combined statements of parent company equity (deficit) and redeemable preferred units and condensed combined statements of cash flows.

Due to related parties relates to balances resulting from transactions between Nextracker and Flex subsidiaries that have historically been cash settled. Nextracker purchased certain components and services from other Flex affiliates of $28.9 million and $26.7 million for the six-month periods ended September 30, 2022 and October 1, 2021, respectively.

Flex also administers on behalf of Nextracker payments to certain freight providers as well as payrolls to certain employees based in the U.S. Nextracker’s average due to related parties balance was $37.2 million and $33.1 million for the six-month periods ended September 30, 2022 and October 1, 2021, respectively. All related cash flow activities are under net cash used in operating activities in the condensed combined statements of cash flows.

Net parent investments

The net parent investment in the condensed combined balance sheets represents Flex’s net investment in Nextracker and is presented in lieu of stockholders’ equity.

NEXTRACKER

Notes to unaudited condensed combined financial statements (Continued)

7. Commitments and contingencies

Litigation and other legal matters

In connection with the matters described below, Nextracker has accrued for loss contingencies where it believes that losses are probable and estimable. The amounts accrued are not material. Although it is reasonably possible that actual losses could be in excess of Nextracker’s accrual, Nextracker is unable to estimate a reasonably possible loss or range of loss in excess of its accrual, except as discussed below, due to various reasons, including, among others, that: (i) the proceedings are in early stages or no claims have been asserted, (ii) specific damages have not been sought in all of these matters, (iii) damages, if asserted, are considered unsupported and/or exaggerated, (iv) there is uncertainty as to the outcome of pending appeals, motions, or settlements, (v) there are significant factual issues to be resolved, and/or (vi) there are novel legal issues or unsettled legal theories presented. Any such excess loss could have a material adverse effect on Nextracker’s results of operations or cash flows for a particular period or on Nextracker’s financial condition.

On July 15, 2022, the Company settled a case that was brought in January 2017 by Array Technologies, Inc. (“ATI”), in which ATI had alleged that Nextracker and Flex caused a former ATI employee to breach his non-compete agreement with ATI by joining Nextracker and made claims of, among other things, fraud, constructive fraud, trade secret misappropriation, breach of contract and related claims. All claims are fully released as part of a $42.8 million settlement reached in July 2022. The full settlement amount was paid by Flex on August 4, 2022, and is subject to partial coverage under the Flex insurance policy. Estimated insurance recovery of $22.3 million is included in other current assets in the condensed combined balance sheets as of September 30, 2022 and March 31, 2022.

8. Income taxes

The Company follows the guidance under ASC 740-270, “Interim Reporting”, which requires that an estimated tax rate is applied to year-to-date ordinary income. At the end of each interim period, the Company estimates the effective tax rate expected to be applicable for the full fiscal year. The tax effect of discrete items is recorded in the quarter in which the discrete events occur.

For the six-month periods ended September 30, 2022 and October 1, 2021, the Company recorded total income tax expense of $16.8 million and $8.4 million, respectively, which reflects combined effective tax rates of 24.7% and 20.4% respectively. These effective tax rates do not differ materially from the U.S. domestic statutory income tax rate of 21%.

9. Segment reporting

Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the Chief Operating Decision Maker (“CODM”), or a decision making group, in deciding how to allocate resources and in assessing performance. Resource allocation decisions and Nextracker’s performance are assessed by its Chief Executive Officer, identified as the CODM.

NEXTRACKER

Notes to unaudited condensed combined financial statements (Continued)

For all periods presented, Nextracker has one operating and reportable segment. The following table sets forth geographic information of revenue based on the locations to which the products are shipped:

	Six-month periods ended
(In thousands)	September 30, 2022	October 1, 2021

Revenue:
U.S.	$580,813	$444,040
Rest of the World	289,559	236,132

Total	$870,372	$680,172

The United States is the principal country of domicile.

10. Subsequent events.

The Company evaluated subsequent events through November 21, 2022, the date the condensed combined financial statements were available to be issued, and through February 1, 2023, with respect to the reverse unit split described below.

Reverse unit split

In January 2023 the Board of Managers and the members of the Company approved a 1-for-2.1 reverse unit split of the units authorized and outstanding, which was effected on January 30, 2023. All unit and per unit data shown in the accompanying condensed combined financial statements and related notes has been retroactively revised to give effect to this reverse unit split for all periods presented. Units underlying authorized and outstanding equity-based awards were proportionately decreased and the respective per unit value and exercise prices, if applicable, were proportionately increased in accordance with the terms of the agreements governing such securities. There were no changes in the authorized units or par values of the Company’s Series A Preferred Units as a result of the reverse stock split.

23,255,814 Shares

Class A Common Stock

PROSPECTUS

J.P. Morgan

BofA Securities

Citigroup

Barclays

Truist Securities	HSBC	BNP PARIBAS
Mizuho	Scotiabank	KeyBanc Capital Markets

SMBC Nikko	BTIG	UniCredit	Roth Capital Partners	Craig-Hallum

                , 2023

Through and including      , 2023 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution.

The following table sets forth all expenses to be paid on behalf of the registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the exchange listing fee.

Amount to be paid
SEC registration fee	$55,100
FINRA filing fee	75,500
Exchange listing fee	270,000
Printing	634,000
Legal fees and expenses	5,013,000
Accounting fees and expenses	1,617,000
Transfer agent and registrar fees	4,000
Miscellaneous expenses	601,000

Total:	$8,269,600

Item 14. Indemnification of directors and officers.

As permitted by Section 102 of the Delaware General Corporation Law upon the completion of this offering, our certificate of incorporation will include provisions that eliminate the personal liability of our directors and officers for monetary damages for a breach of their fiduciary duty as directors and officers, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (iv) for any transaction from which the director derived an improper personal benefit.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Upon the completion of this offering, our certificate of incorporation will provide that we will indemnify each person who was or is a party or is threatened to be made a party or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our certificate of incorporation also provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred by him or her or on his or her behalf in connection therewith. If we do not assume the defense, expenses must be advanced to an Indemnitee under certain circumstances.

We plan to enter into indemnification agreements with each of our executive officers and directors. In general, these agreements provide that we will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as a director or executive officer of our company or in connection with their service at our request for another corporation or entity. The indemnification agreements also provide for procedures that will apply in the event that a director or executive officer makes a claim for indemnification and establish certain presumptions that are favorable to the director or executive officer.

We maintain a general liability insurance policy that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

The underwriting agreement we will enter into in connection with the offering of Class A common stock being registered hereby provides that the underwriters will indemnify, under certain conditions, our directors and officers (as well as certain other persons) against certain liabilities arising in connection with such offering.

Insofar as the forgoing provisions permit indemnification of directors, executive officers, or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent sales of unregistered securities.

On December 19, 2022, we issued 100 shares of common stock, par value $0.001 per share, to Yuma, Inc. in exchange for $0.10, which shares will be repurchased from Yuma, Inc. and cancelled upon the filing of our amended and restated certificate of incorporation and the consummation of the Transactions. The issuance was exempt from registration under Section 4(a)(2) of the Securities Act, as a transaction by an issuer not involving any public offering.

Item 16. Exhibits and financial statement schedules.

(A)	Financial Statements. See Index to Financial Statements.

(B)	Exhibits.

Exhibit Number	Document

1.1	Form of Underwriting Agreement

3.1#	Form of Amended and Restated Certificate of Incorporation, to be effective upon completion of this offering

3.2#	Form of Amended and Restated Bylaws, to be effective upon completion of this offering

4.1#	Specimen Class A Common Stock Certificate

5.1	Opinion of Sidley Austin LLP regarding the validity of the shares of Class A common stock

10.1	Form of Third Amended and Restated Limited Liability Company Agreement of Nextracker LLC to be effective upon this offering

10.2#	Form of Exchange Agreement

10.3#	Form of Tax Receivable Agreement

10.4#	Form of Letter Agreement

10.5	Form of Amended and Restated Separation Agreement by and among Flex Ltd., Nextracker LLC, Nextracker Inc. and Flextronics International USA, Inc.

10.6#	Transition Services Agreement among Flextronics International USA, Inc. and Nextracker LLC dated as of February 1, 2022 (“Transition Services Agreement”)

10.7#	Form of Amendment to the Transition Services Agreement

10.8#	Form of Second Amended and Restated Employee Matters Agreement by and among Flex Ltd., Nextracker LLC and Flextronics International USA, Inc.

10.9#	Form of Registration Rights Agreement

10.10†	Form of Second Amended and Restated 2022 Nextracker Inc. Equity Incentive Plan (“2022 Equity Incentive Plan”)

10.11†#	Form of Restricted Incentive Unit Award Agreement under the 2022 Equity Incentive Plan for time-based vesting awards (Executive)

10.12†#	Form of Restricted Incentive Unit Award Agreement under the 2022 Equity Incentive Plan for performance-based vesting awards (Executive)

10.13†#	Form of Unit Option Award Agreement under the 2022 Equity Incentive Plan for time-based vesting awards (Executive)

10.14+#	Form of General Business Agreement, by and among Nextracker LLC and Flextronics Industrial Ltd.

10.15†#	Form of Indemnification Agreement

Exhibit Number	Document

10.16#	Form of Agreement and Plan of Merger, by and among Flex Ltd., Yuma, Inc., Nextracker Inc., and Yuma Acquisition Corp.

10.17#†

Flex Ltd. Amended and Restated 2017 Equity Incentive Plan is incorporated by reference to Annex A to Flex’s proxy statement on Schedule 14A filed on June 26, 2020 (SEC File No. 000-23354, Film No. 20994366)

10.18#†

Form of Restricted Share Unit Award Agreement under the 2017 Equity Incentive Plan for time-based vesting awards is incorporated by reference to Exhibit 10.05 to Flex’s Report on Form 10-Q for the quarter ended September 29, 2017 filed on October 30, 2017 (SEC File No. 000-23354, Film No. 171163212)

10.19#†

Form of Restricted Share Unit Award Agreement under the Amended and Restated 2017 Equity Incentive Plan for performance-based vesting awards is incorporated by reference to Exhibit 10.02 to Flex’s Report on Form 10-Q for the quarter ended July 2, 2021 filed on July 30, 2021 (SEC File No. 000-23354, Film No. 211132632)

10.20#†

2010 Flextronics International USA, Inc. Deferred Compensation Plan is incorporated by reference to Exhibit 10.04 to Flex’s Report on Form 10-Q for the quarter ended October 1, 2010 filed on November 3, 2010 (SEC File No. 000-23354, Film No. 101162302)

10.21#†

Award Agreement under the 2010 Deferred Compensation Plan is incorporated by reference to Exhibit 10.01 to Flex’s Report on Form 10-Q for the quarter ended June 27, 2014 filed on July 28, 2014 (SEC File No. 000-23354, Film No. 14997137)

10.22

Form of Credit Agreement by and among Nextracker Inc., the Other Holding Entities Party Thereto, Nextracker LLC, the Lenders Party Thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, and Sumitomo Mitsui Banking Corporation, Unicredit Bank AG, New York Branch and U.S. Bank National Association, as Co-Documentation Agents

22.1#	Subsidiaries of the registrant

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm

23.2	Consent of Deloitte & Touche LLP, independent registered public accounting firm

23.3	Consent of Sidley Austin LLP (included in Exhibit 5.1)

23.4	Consent to be named as a director nominee (Daniel Shugar)

23.5	Consent to be named as a director nominee (Christian Bauwens)

23.6	Consent to be named as a director nominee (Charles Boynton)

23.7	Consent to be named as a director nominee (Jonathan Coslet)

23.8	Consent to be named as a director nominee (Michael Hartung)

23.9	Consent to be named as a director nominee (Paul Lundstrom)

23.10	Consent to be named as a director nominee (Steven Mandel)

23.11	Consent to be named as a director nominee (Scott Offer)

23.12	Consent to be named as a director nominee (Willy Shih)

23.13	Consent to be named as a director nominee (Rebecca Sidelinger)

23.14	Consent to be named as a director nominee (William Watkins)

24.1	Power of Attorney (included in signature page)

107	Filing Fee Table

#	Previously filed.

†	Indicates a management contract or compensatory plan.

+	Portions of this exhibit have been redacted in accordance with Item 601(b)(10)(iv) of Regulation S-K.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1.	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended Nextracker Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California on February 1, 2023.

Nextracker Inc.

By:	/s/ Daniel Shugar
Name: Daniel Shugar
Title: Chief Executive Officer

Power of attorney

Each officer and director of Nextracker Inc. whose signature appears below constitutes and appoints Daniel Shugar and David Bennett, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him and in his name, place and stead, in any and all capacities, to execute any or all amendments including any post-effective amendments and supplements to this registration statement, and any additional registration statement filed pursuant to Rule 462, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said each attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

*  * * *

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/s/ Daniel Shugar Daniel Shugar	Chief Executive Officer and Director (principal executive officer)	February 1, 2023

/s/ David Bennett David Bennett	Chief Financial Officer (principal financial officer and principal accounting officer)	February 1, 2023

/s/ Christian Bauwens Christian Bauwens	Director	February 1, 2023

/s/ Charles Boynton Charles Boynton	Director	February 1, 2023

/s/ Jonathan Coslet Jonathan Coslet	Director	February 1, 2023

/s/ Michael Hartung Michael Hartung	Director	February 1, 2023

/s/ Paul Lundstrom Paul Lundstrom	Director	February 1, 2023

/s/ Steven Mandel Steven Mandel	Director	February 1, 2023

Signature	Title	Date

/s/ Scott Offer Scott Offer	Director	February 1, 2023

/s/ Willy Shih Willy Shih	Director	February 1, 2023

/s/ Rebecca Sidelinger Rebecca Sidelinger	Director	February 1, 2023

/s/ William Watkins William Watkins	Director	February 1, 2023